6/17

02042189

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orange SA

*CURRENT ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5768 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 6/27/02

welcome

Orange Annual Report 2001

82-5160

orange

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Board of Directors:

GAO Dezhu *(Chairman)*
WANG Xingdong *(Managing Director)*
LI Shiming *(Deputy Managing Director)*
TAM Wai Chu, Maria*
LAM Chun, Daniel*

* *independent non-executive Directors*

Registered Office:

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Principal place of business:

11th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Hong Kong

25th May, 2001

To the shareholders of the Company

Dear Sir or Madam,

EXPLANATORY STATEMENT IN RELATION TO GENERAL MANDATE TO REPURCHASE SHARES

At the last annual general meeting of ONFEM Holdings Limited (the "Company") held on 26th June, 2000, the Directors were granted a general mandate to exercise the powers of the Company to repurchase its own shares and the said mandate will expire at the conclusion of the annual general meeting of the Company to be held on 27th June, 2001 (the "2001 Annual General Meeting") or on revocation or variation of the resolution approving the grant of such mandate by an ordinary resolution of shareholders of the Company, whichever is the earlier.

This is an explanatory statement given to all the shareholders of the Company relating to an ordinary resolution to be proposed at the 2001 Annual General Meeting to grant to the Directors a general mandate to exercise the powers of the Company to repurchase its own shares (the "Repurchase Mandate").

This explanatory statement contains the information required by the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for your consideration of the Repurchase Mandate.

LISTING RULES

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their own securities on the Stock Exchange subject to certain restrictions, one of which is: repurchases must be funded entirely from the Company's available cashflow or working capital facilities, which will be funded legally available for the purpose in accordance with the Memorandum of Association and Bye-laws of the company concerned and the laws of Bermuda.

SHARE CAPITAL

As at 25th May, 2001 (the latest practicable date prior to the printing of this document), the issued share capital of the Company comprised 772,181,783 fully paid up shares of HK$0.10 each (the "Shares").

Exercise in full the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the 2001 Annual General Meeting, could accordingly result in up to 77,218,178 Shares being repurchased by the Company during the course of the period prior to the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required to be held by law or when revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

REASONS FOR REPURCHASES

Although the Directors have no present intention of repurchasing any Shares, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. At any time in the future when Shares are trading at a discount to their underlying value, the ability of the Company to repurchase Shares will be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company and thereby resulting in an increase in net assets and/or earnings per share of the Company. Such repurchases will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds entirely from the Company's available cashflow or working capital facilities, which will be funded legally available for such purpose in accordance with the Memorandum of Association and the Bye-laws of the Company and the laws of Bermuda. The laws of Bermuda provide that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant shares, or the funds of the Company that would otherwise be available for distribution by way of dividend or the proceeds of a new issue of shares made for such purpose. The amount of premium payable on redemption may only be paid out of either the funds that would otherwise be available for distribution by way of dividend or out of the share premium or contributed surplus accounts of the Company before the Shares are repurchased. The Directors propose that repurchases of Shares under the Repurchase Mandate in these circumstances would be financed from the Company's distributable profits.

There might be material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2000) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are purchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous 12 months before 25th May, 2001 (the latest practicable date prior to the printing of this document) were as follows:

	Traded Market Price	
	Highest	**Lowest**
	HK$	*HK$*
2000		
May	0.455	0.310
June	0.415	0.320
July	0.570	0.360
August	0.540	0.430
September	0.470	0.330
October	0.365	0.250
November	0.350	0.270
December	0.305	0.260
2001		
January	0.295	0.260
February	0.415	0.260
March	0.360	0.290
April	0.520	0.350

GENERAL

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases under the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code"). As a result, a shareholder, or a group of shareholders acting in concert depending on the level of increase of shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The Directors are not aware of any shareholder, or a group of shareholders acting in concert, who may become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code in the event that the Directors exercise the power to repurchase Shares pursuant to the Repurchase Mandate.

As at 25th May, 2001 (the latest practicable date prior to the printing of this document), China Nonferrous Metals Holdings (Cook Islands) Limited ("CNMH") has an attributable interest of approximately 53.87% in the issued share capital of the Company. In the event that the Company exercises the Repurchase Mandate in full, the attributable interest of CNMH in the Company will increase to approximately 59.86%, accordingly CNMH will not be required under the Takeovers Code to make an offer for all the issued securities of the Company pursuant to such increase.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates (as defined in the Listing Rules) presently intend to sell Shares in the event that the Repurchase Mandate is approved by shareholders.

The Company has not been notified by any connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the Repurchase Mandate is approved by its shareholders.

SECURITIES REPURCHASE MADE BY THE COMPANY

No purchase of securities has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

By Order of the Board
Wang Xingdong
Managing Director

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

董事會：

高德柱 *(主席)*
王幸東 *(董事總經理)*
李世銘 *(董事副總經理)*
譚惠珠*
林濬*

** 獨立非執行董事*

註冊辦事處：

Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

主要營業地點：

香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈11樓

敬啟者：

一般性授權購回股份
之說明文件

在東方有色集團有限公司(「本公司」)於二零零零年六月二十六日舉行之上屆股東週年大會上，本公司董事會獲授予一般性授權以行使本公司之權力購回本公司之股份。該授權將於本公司於二零零一年六月二十七日舉行之股東週年大會(「二零零一年度股東週年大會」)結束之日或本公司股東以普通決議案撤銷或修訂該項授權之日(以較早者為準)屆滿。

本公司將於二零零一年度股東週年大會上提呈一項普通決議案，授予董事一般性授權以行使本公司之權力購回本公司之股份(「購回授權」)，此函件乃就該決議案發給本公司全體股東之說明文件。

本說明文件載有香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)規定之資料，以便　閣下考慮購回授權之建議。

上市規則

上市規則准許以聯交所為第一上市交易所之公司在聯交所購回本身之證券，惟須遵守若干限制，其中之一是：用以購回證券之資金必須全部從根據有關公司之組織章程大綱與公司細則及百慕達法例可合法撥作購回用途之可動用流動現金或營運資金中撥付。

股本

於二零零一年五月二十五日(本文件付印前之最後實際可行日期)，本公司之已發行股本為每股面值0.10港元之已繳足股份772,181,783股(「股份」)。

倘購回授權予以全面行使，而於二零零一年度股東週年大會日期前再無發行或購回股份；本公司於下屆股東週年大會結束之日、或依照法例規定本公司下屆股東週年大會必須舉行之最後日期，或本授權被股東於股東大會上通過普通決議案撤銷或修訂之日，三者中最早之日期前之期間最多可購回股份達77,218,178股。

購回證券之理由

雖然董事會暫無意購回任何股份，惟彼等認為購回建議所賦予之靈活性將對本公司及其股東有利。日後當股份以低於其基本價值之價格成交時，本公司有能力購回股份將對該等繼續投資於本公司之股東有利，因彼等在本公司資產中所佔之權益將視乎本公司所購回之股份數目按比例增加，相應提高本公司之資產淨值及／或每股盈利。此等購回行動只在董事會認為購回將對本公司及其股東有利之情況下方予實行。

購回所需資金

在購回股份時，本公司只可動用全部從根據本公司之組織章程大綱與公司細則及百慕達法例可合法作購回用途之可動用流動現金或營運資金中撥付。百慕達法例規定就購回股份而償還之資本只可自有關股份之實收資本或可供派發股息之本公司資金或就購回而發行新股份所得收入中撥款支付。就購回所須支付之溢價只可自可供派發股息之資金或自本公司於購回股份前之股份溢價或繳入盈餘賬中撥款支付。董事會建議在此等情況下根據購回授權購回股份所需資金將自本公司之可供分派溢利撥款支付。

倘於建議之購回期內任何時間全面行使購回授權購回證券，可能會對本公司之營運資金或資本負債狀況（與截至二零零零年十二月三十一日止年度之年報所載經審核賬目披露之狀況比較）造成重大不利影響。然而，如行使購回授權會對當時本公司所需之營運資金或資本負債水平造成重大不利影響，董事會則不擬行使購回授權。每次購回之股份數目及購回價格及其他條件均由董事會視乎當時情況決定。

市價

以下為股份於二零零一年五月二十五日（本文件付印前之最後實際可行日期）之前十二個月每月在聯交所錄得之最高及最低成交價：

	成交市價	
	最高	**最低**
	港元	*港元*
二零零零年		
五月	0.455	0.310
六月	0.415	0.320
七月	0.570	0.360
八月	0.540	0.430
九月	0.470	0.330
十月	0.365	0.250
十一月	0.350	0.270
十二月	0.305	0.260
二零零一年		
一月	0.295	0.260
二月	0.415	0.260
三月	0.360	0.290
四月	0.520	0.350

一般事項

董事會已向聯交所承諾根據上市規則及百慕達法例行使本公司之權力，以便根據購回授權購回股份。

倘因本公司購回股份，以致某名股東所享有之本公司投票權比率增加，則根據香港公司收購及合併守則（「收購守則」），增加之投票權將被視作一項收購事項。因此，一名股東或多名一致行動之股東，視乎股東權益之增加水平，可取得或鞏固本公司之控制權而須依據收購守則第26條提出強制收購建議。董事會並未知悉有任何股東、或多名一致行動之股東會因董事會依據購回授權行使購回股份之權力而須依據收購守則第26條提出強制收購建議。

於二零零一年五月二十五日（即本文件付印前之最後實際可行日期），China Nonferrous Metals Holdings (Cook Islands) Limited（「CNMH」）於本公司已發行股本中佔有約53.87%的應佔權益。倘若本公司全面行使購回授權，則CNMH於本公司之應佔權益將增加至約59.86%，故此，CNMH將無須根據收購守則就上述增幅提出全面收購本公司全部已發行證券之建議。

各董事或（就彼等在作出一切合理查詢後所知）其任何聯繫人士（定義見上市規則）暫無意在購回授權獲股東批准之情況下出售名下股份。

本公司並未獲任何本公司之關連人士（定義見上市規則）通知，表示有意在購回授權獲股東批准之情況下將股份售予本公司，亦概無承諾不會將任何股份售予本公司。

本公司購回證券

於過去六個月本公司概無購回（不論在聯交所或循其他途徑）任何證券。

此致

列位股東 台照

承董事會命
董事總經理
王幸東

二零零一年五月二十五日

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

FORM OF PROXY

(Annual General Meeting to be held on Wednesday, 27 June 2001)

I/We ____________________

of ____________________

____

being the registered holder(s) of *(Note 1)* __________ shares of HK$0.10 each in the capital of the above-named company (the "Company") hereby appoint the Chairman of the Annual General Meeting *(Note 2)* or ____________________

____

as my/our proxy, to act for me/us at the Annual General Meeting of the Company (or at any adjournment thereof) of the holders of the shares of HK$0.10 each in the capital of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Wednesday, 27 June, 2001 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out in the Notice convening the said Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the said Resolutions as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit.

	贊成⁴ For[4]	反對⁴ Against[4]
1. To adopt the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December, 2000.	☐	☐
2. (a) To re-elect Mr. Li Shiming as a Director.	☐	☐
(b) To authorise the Board of Directors to fix the remuneration of the Directors.	☐	☐
3. To fix the maximum number of Directors at 8 and to authorise the Board of Directors to appoint additional Directors up to such maximum number.	☐	☐
4. To appoint Messrs. Arthur Andersen & Co. as Auditors for the ensuing year and to authorise the Directors to fix their remuneration.	☐	☐
5. To grant a general mandate to the Directors to allot additional shares not exceeding 20% of the issued share capital of the Company.	☐	☐
6. To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company.	☐	☐
7. To extend the general mandate on the issue of additional shares.	☐	☐

Dated this __________ day of ____________________, 2001.

Shareholder's signature: *(Note 3)* ____________________

東方有色集團有限公司

(於百慕達註冊成立之有限公司)

代表委任表格

(於二零零一年六月二十七日星期三召開之股東週年大會)

本人／吾等 ____________________

地址為 ____________________

____

為上述公司(「本公司」)股本中每股面值0.10港元股份 __________ 股*(註1)*之登記持有人，茲委任股東週年大會主席*(註2)*或 ____________________

____

為本人／吾等之代表，代表本人／吾等出席於二零零一年六月二十七日星期三上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會(或其任何續會)，藉以考慮並酌情通過該大會通告所載下列之普通決議案，並於該大會(或其任何續會)以本人／吾等之名義按下列指示代表本人／吾等就下述決議案投票或如無任何指示，則本／吾等之代表可自行酌情投票。

1. 省覽截至二零零零年十二月三十一日止年度之經審核綜合財務報告及董事會與核數師之報告。
2. (a) 重選李世銘先生為董事。
   (b) 授權董事會釐定董事之酬金。
3. 設定董事人數上限為八人，並授權董事會在該限額內委聘新董事。
4. 聘任安達信公司為來年核數師並授權董事會釐定其酬金。
5. 授予董事會一般性授權以配發不超過本公司已發行股本20%之額外股份。
6. 授予董事會一般性授權以購回不超過本公司已發行股本10%之本公司股份。
7. 擴大發行額外股份之一般性授權。

日期，二零零一年 __________ 月 __________ 日

股東簽署*(註3)*： ____________________

Notes:

1. Please insert the number of shares in the Company of HK$0.10 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

2. If you wish to appoint a person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Annual General Meeting" and print the name and address of the person you wish to appoint in the space provided.

3. This form of proxy must be signed by the appointor or his attorney duly authorised in writing, or, if the appointor is a corporation the form of proxy must be executed under its common seal or under the hand of some officer of the corporation duly authorised in that behalf. In the case of joint holders, the signature of any one of them is sufficient but the names of all the joint holders must be stated.

4. Except if otherwise instructed above the proxy will vote or abstain as he thinks fit in relation to all businesses of the Annual General Meeting.

5. This proxy form and the power of attorney, or other authority (if any) under which it is signed (or a notarially certified copy thereof) must be deposited at the Company's principal place of business at 11/F., China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.

附註：

1. 請填上以 閣下名義登記之本公司每股面值0.10港元之股份數目。如未有填上股數，則本代表委任表格將視為與全部以 閣下名義登記之本公司股份有關。

2. 如擬委任大會主席以外之人士為代表，請刪去「股東週年大會主席」字樣，並在空欄內填上擬委任代表之姓名及地址。

3. 本代表委任表格必須由委任人或其正式書面授權之授權人簽署。如委任人為一有限公司，則代表委任表格須加蓋公司印鑑或經由公司正式授權代表之負責人親筆簽署。如屬聯名持有人，則可由其中任何一位簽署，惟須填上所有聯名持有人之姓名。

4. 除如上述另有指示外，委任代表可自行就股東週年大會之所有事項酌情投票或棄權。

5. 本代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或授權文件副本，最遲須於股東週年大會指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓。

Orange
Annual Report

This document is based on the French *Document de Référence*, recorded by the French stock market regulatory authority, the *Commission des Opérations de Bourse*, on 22 May 2002 under reference no. R.02-118. This document cannot be used to support any securities transaction whatsoever unless delivered in conjunction with a *Note d'Opération* approved by the *Commission des Opérations de Bourse*. This *Document de Référence* was drafted by the Company and prepared under the responsibility of the signatories. Recording of the filing, which took place after examining the information relating to the situation of the Company for relevance, coherence and consistency, does not imply the authentification of the accounts and financial information set out herein.

Table of contents

The table of contents conforms to the headings set out in Application Instruction of December 2001 of COB Regulation 98-01.

Table of contents

Table of contents

Note: In this document, the term ***"Company"*** or ***"Orange SA"*** refers to Orange SA, its consolidated subsidiaries and its minority interests, the term ***"Orange France"*** refers, depending on the context, either to the former division of the France Telecom group which managed the group's wirefree telecommunications businesses until August 2000 or to Orange France SA and its subsidiaries and Orange Caraïbe; the term **"Orange UK"** refers to the businesses of Orange UK and Orange Personal Communications Services Ltd. in the United Kingdom; and the term ***"France Telecom"*** refers to the public sector entity France Telecom up to 31 December 1996 and the *société anonyme* France Telecom after such date.

The amounts in pounds sterling in the profit and loss account have been converted into euro at the average rates of euro 1.5184,1.6413 and 1.6084 for one pound sterling for the financial years ended on 31 December 1999, 2000 and 2001, respectively. This is consistent with the financial statements set out in this annual report. All the amounts set out in the balance sheet in pounds sterling were converted into euro, for the same periods, at the corresponding period-end exchange rates, in accordance with the financial statements.

This annual report contains information concerning the Company's targets in terms of market share, business and results. By definition, these targets may, not be achieved and the forecasts on which they are based may prove to be incorrect. Readers are invited, in this respect, to refer to Section 4.18 "Risk Factors".

This annual report contains data, certain of which are projections or relate to the markets (population, number of customers, market share) in which the Company operates or to the wirefree telecommunications industry. This data is taken from studies carried out by third parties. Unless otherwise indicated, data concerning the French market is taken from *L'Autorité de Régulation des Télécommunications* (the Telecommunications Regulatory Authority, the "ART") and data concerning the other markets in which the Company operates, including the UK, is taken from studies published by the Informa telecoms group entitled "Mobile Communications" and "EMC". In view of the rapidly evolving nature of the telecommunications industry, it is possible that this projected data proves to be incorrect.

Chapter 1

Person responsible for the annual report and auditors responsible for certifying accounts

1.1 PERSON RESPONSIBLE FOR THE ANNUAL REPORT

Michel Bon
Chairman of the Board of Directors of the Company

1.2 DECLARATION OF THE PERSON RESPONSIBLE FOR THE ANNUAL REPORT

"To my knowledge, the information contained in this annual report is true and accurate; it includes all the information required for investors to form a judgement on the value of the assets and liabilities, the business, the financial situation, the financial results and the future prospects of the Company and its subsidiaries; nothing has been omitted which would affect the reliability of this information."

Michel Bon
Chairman of the Board of Directors of the Company

1.3 AUDITORS RESPONSIBLE FOR CERTIFYING THE ACCOUNTS

1.3.1 Principal statutory auditors

Ernst & Young Audit,
represented by Jean-Yves Jegourel,
4 rue Auber, 75009 Paris, France
appointed by the general meeting of 29 December 2000, and whose term of office is to expire at the close of the shareholders' meeting considering the accounts of the financial year ending 31 December 2005.

Coopers & Lybrand Audit SARL,
Member of PricewaterhouseCoopers,
represented by Pierre-Bernard Anglade and Serge Villepelet,
32 rue Guersant, 75017 Paris, France
appointed by the general meeting of 29 December 2000, and whose term of office is to expire at the close of the shareholders' meeting considering the accounts for the financial year ending 31 December 2005.

1.3.2 Substitute statutory auditors

Francis Gidoin,
4 rue Auber, 75009 Paris, France
appointed by the shareholders' meeting of 29 December 2000, and whose term of office is to expire at the close of the shareholders' meeting considering the accounts for the financial year ending 31 December 2005.

Yves Nicolas,
32 rue Guersant, 75015 Paris, France
appointed by the shareholders' meeting of 29 December 2000, and whose term of office is to expire at the close of the shareholders' meeting considering the accounts for the financial year ending 31 December 2005.

1.3.3 Declaration of the statutory auditors

As statutory auditors of the Company and in accordance with COB Rule 98-01, we have examined in accordance with French professional standards the financial and accounting data included in this annual report (*document de référence*).

This annual report has been prepared under the responsibility of the Chairman of the Board of Directors of the Company. Our responsibility is to express an opinion as to whether the financial and accounting data included in the annual report are fairly presented.

Our due diligence procedures as described below consisted of, depending on the nature of the financial and accounting data included, verifying that data presented correspond to the accounts on which reports had been prepared, assessing the fairness of the other historical data presented in order to identify significant inconsistencies with financial and accounting data based on our knowledge of the Company. This annual report does not include forecast data derived from a structured planning process.

We have audited in accordance with French professional standards the statutory financial statements of the Company for the years ended 31 December 2001 and 31 December 2000 drawn up by the Company's Board of Directors in accordance with accounting principles generally accepted in France. Such accounts were certified without qualification or observation.

We have audited in accordance with French professional standards the consolidated financial statements of the Company for the years ended 31 December 2001 and 31 December 2000 drawn up by the Company's Board of Directors in accordance with accounting principles generally accepted in France. Such accounts were certified without qualification.

In our report of the consolidated financial statements for the year ended 31 December 2001 dated 21 March 2002 and in our report of the consolidated financial statements for the year ended 31 December 2000 dated 22 March 2001 we draw attention on note 2 to the consolidated financial statements regarding the financial information presented. As the Company had no activity prior to 29 December 2000, pro forma consolidated income statements are also presented for the years ended 31 December 1999 and 2000, in order to better reflect the Group's operations.

We have examined in accordance with French professional standards the Company's unaudited pro forma consolidated income statements for the years ended 31 December 1999 and 2000 prepared under the responsibility of the Company's Board of Directors in accordance with French generally accepted accounting principles. As a result of such examination and as reported in our report dated 22 March 2001, the rules of presentation provide a reasonable basis for presenting the effects of the Company's creation, such rules have been translated into related pro forma adjustments in an appropriate manner and the accounting methods applied in preparing such pro forma consolidated income statements are consistent with the accounting methods applied by the Company in preparing its consolidated financial statements.

Based on the procedures described above, we have nothing to report with respect to the fairness of the financial and accounting data included in this annual report. With respect in the pro forma data included in the annual report, it should be reminded that such data is intended to reflect the effect of a given transaction or event on the historical financial data, had this transaction or event occurred at an earlier date than the date at which such transaction or event occurred or is expected to occur. However, such data is not necessarily indicative of the financial position or results that would have been attained had this given transaction or event occurred at an earlier date than the date at which such transaction or event occurred or is reasonably expected to occur.

Paris, 22 May 2002

The Statutory Auditors

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers

Pierre-Bernard Anglade Serge Villepelet

ERNST & YOUNG Audit

Jean-Yves Jegourel

1.4 PERSONS IN CHARGE OF INFORMATION

Mr David Smyth
Group Director of Strategic & Investor Services
Orange
50 George Street
London W1U 7DZ
United Kingdom
Tel: 44 20 7984 1691
Fax: 44 20 7984 1656
e-mail: david.smyth@orange.co.uk

Ms Patricia Lefranc
Senior Investor Relations Manager
Orange
50 George Street
London W1U 7DZ
United Kingdom
Tel: 44 20 7984 1710
Fax: 44 20 7984 1656
e-mail: patricia.lefranc@orange.co.uk

Chapter 2

Not Applicable

Chapter 3

General Information on the Company and its share-capital

3.1 GENERAL INFORMATION ON THE COMPANY AND ITS SHARE CAPITAL

3.1.1 General

This section summarises material information concerning the Company's share capital, together with material provisions of applicable French law and the Company's by-laws (*statuts*). For further information, you may obtain copies of the Company's by-laws in French from the clerk (*greffe*) of the Registry of Commerce and Companies of Paris, France and from the Company's registered office.

3.1.2 Legal form and applicable legislation

The Company is a "*société anonyme à conseil d'administration*", a form of limited liability company, governed by the provisions of Volume II of the French Commercial Code and by French decree No. 67-236 of 23 March 1967 on commercial companies. The Company's registered office is 6 place d'Alleray, 75015 Paris, France.

3.1.3 Date of incorporation and duration of the Company

The Company was incorporated on 29 July 1992 for a duration of ninety-nine years from its registration with the Registry of Commerce and Companies, until 18 August 2091, subject to being wound up before such date or to such period being extended.

3.1.4 Corporate history and organisation of the Company

3.1.4.1 Corporate history of the Company

The Company was formed by (i) France Telecom's wirefree telecommunications operations in France and its wirefree businesses in certain other countries and (ii) the UK company Orange plc, acquired by France Telecom on 22 August 2000, becoming part of a single group of companies. This reorganisation of the Company was done by contribution from France Telecom and its subsidiaries to the Company of the interests and shares in its subsidiaries. The shareholders at the extraordinary general meeting of the Company on 29 December 2000 made decisions on these contributions. The table at Section 3.3.1.1 sets forth the resulting increase of capital.

As at the date of this annual report, France Telecom held 84.16% of the Company's share capital.

3.1.4.2 Organisation of the Company

The following table sets out the structure of the main operating companies of the Company at 31 March 2002.


ORANGE S.A.
100%
Orange plc (UK)
100%
Orange France S.A. (France)
100%
Wirefree Services Belgium S.A. (Belgium)
100%
Wirefree Services Denmark A/S (Denmark)
100%
Orange Holdings (UK) Limited (UK)
100%
Orange Holdings Limited (UK) (UK)
100%
Orange Personal Communications Services Limited (UK)
51%
Orange Romania S.A.(1) (Romania)
16.8%
85%
Orange Côte d'Ivoire(9) (Ivory Coast)
100%
Orange Caraïbe S.A.(8) (France)
53.6%
Orange Holding A/S(7) (Denmark)
100%
Orange A/S(7) (Denmark)
86%
France Telecom Dominicana (Dominican Republic)
26.6%
Wind Telecomunicazioni Spa (Italy)
100%
Orange Overseas Holdings No.2 Limited (UK)
100%
Orange Overseas Holdings Limited (UK)
49.9%
Orange Communications S.A.(2) (Switzerland)
49.9%
100%
Dutchtone NV (Netherlands)
28.3%
MobilCom AG(3) (Germany)
64.1%
Orange Slovensko, a.s.(4) (Slovakia)
50.8%
Mobistar S.A. (Belgium)
51%
Vista Cellular (Botswana)
20.2%
Optimus S.A.(5) (Portugal)
26%
BPL Mobile Communications (India)
70%
Société Camerounaise de Mobiles (Cameroon)
100%
Orange Austria Limited (UK)
17.45%
Connect Austria Gesellschaft für Telekommunikation GmbH (Austria)
100%
Ananova Limited (UK)
51%
Telsea (Mauritius)
65.9%
98%
Orange Sverige AB (Sweden)
Société Malgache de Mobiles (Madagascar)
100%
OrangeWorld, Inc. (USA)
100%
Wildfire Communications, Inc. (USA)
49%
Bangkok Inter Teletech Company Limited (Thailand)
99.8%
TA Orange Company Limited(6) (Thailand)

(1) Mobil Rom has changed its name to Orange Romania. Orange S.A. holds 51% of Orange Romania S.A. and Wirefree Services Belgium S.A. holds 16.8%.
(2) Orange Overseas Holdings Ltd. holds 49.9% of Orange Communications S.A. (Switzerland) and Wirefree Services Belgium S.A. holds 49.9%.
(3) The Company's shareholding in MobilCom AG has decreased to 28.3% following the exercise of convertible bonds by MobilCom employees.
(4) Globtel has changed its name to Orange Slovensko. The Company's shareholding increased from 64% to 64.1% following a share capital increase on 11 January 2002.
(5) The Company's shareholding in Optimus increased to 20.2% following a share capital increase on 27 Feburary 2002.
(6) CP Orange changed its name to TA Orange.
(7) Mobilix Holding and Mobilix in Denmark have changed their names to Orange Holding and Orange, respectively.
(8) France Caraïbe Mobiles changed its name to Orange Caraïbe.
(9) Société Ivoirienne de Mobiles changed its name to Orange Côte d'Ivoire.

3.1.5 Corporate purpose

The objects of the company, directly or indirectly, in France and outside France shall be to design, manufacture, maintain, operate, manage, supply and market, as well as the research and development activities relating thereto, any and all systems, equipment or products or services in the area of mobile telecommunications, including wirefree telecommunications networks and wirefree communications in all its forms, using whatever technology, standards or applications, relating in particular to voice, data, images, and more generally, multi-media, as well as access to any product or service supplied using these processes.

In order to achieve its corporate objectives, the Company may:

- acquire, obtain or exploit any right, concession or privilege necessary for the pursuit of the above objectives;
- merge, by any means whatsoever, with any company or undertaking having similar objects;
- take any interest in or participate in any manner whatsoever and manage the interests and the rights connected with it, in any commercial, financial, industrial or real estate company, trade union, co-operative, group or undertaking (created or to be created) which may relate to the above objects;
- decide the business policy to be pursued by its subsidiaries; and
- generally, effect any commercial, industrial, financial or real or movable property transaction which may relate to the above objects, or to any similar or connected objects, in each case, for itself or on behalf of a third party or in any form of joint venture, especially through the creation of companies, capital contributions, alliances, subscription, limited partnership, merger or merger by amalgamation, prepayment, the purchase or sale of shares and the sale or leasing of all or part of its tangible and intangible assets and by any other means whatsoever.

3.1.6 Registry of Commerce and Companies

RCS number: 388 356 792 RCS Paris.
APE number: 642B

3.1.7 Availability of legal documents

All legal documents relating to the Company which are required to be made available to shareholders in compliance with applicable regulations are available for consultation at the registered office: 6 place d'Alleray, 75015 Paris, France.

3.1.8 Financial year

Each financial year of the Company starts on 1 January and ends on 31 December.

3.1.9 Dividends

According to French Company Law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. The general meeting of shareholders may choose to give each shareholder the option of receiving dividends in shares or in cash subject to certain legal requirements. If the Company has earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by the Company's statutory auditors, the Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement.

The Company may only distribute dividends out of the Company's "distributable profits", plus any amounts held in the Company's reserve which the shareholders decide to make available for distribution, other than those reserves which are specifically required by law or the Company's by-laws. "Distributable profits" consist of the Company's net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or the Company's by-laws.

Legal reserve
French Company Law provides that French *sociétés anonymes* such as the Company must allocate 5% of their unconsolidated statutory net profit for each year to their legal reserve fund before dividends may be paid with respect to that year.

Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the Company.

Distribution of dividends
Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Outstanding dividends are payable to shareholders on the date of the shareholders' meeting at which the distribution of dividends is approved. In the case of interim dividends, distributions are made to shareholders who are shareholders on the date of the distribution of interim dividends. The actual dividend payment date is decided by the shareholders at an ordinary general meeting.

Timing of payment
According to French Company Law, the Company must pay any existing dividends within nine months of the end of the Company's fiscal year, unless otherwise authorised by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

For further information on dividends, see Section 3.5.

3.1.10 Shareholders' meetings and voting rights
General
In accordance with French Company Law, there are three types of shareholders' meetings: ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:
- electing, replacing and removing directors;
- appointing statutory auditors;
- approving the annual accounts;
- declaring dividends or authorising dividends to be paid in shares, provided the by-laws contain a provision to that effect; and
- issuing bonds and notes.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to the Company's by-laws, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:
- changing the Company's name or corporate purpose;
- increasing or decreasing the Company's share capital;
- creating a new class of equity securities or equity-linked securities;
- authorising the issuance of investment certificates;
- selling or transferring substantially all of the Company's assets; and
- the voluntary liquidation of the Company.

Special meetings of shareholders of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after approval by the relevant extraordinary meeting.

Annual ordinary meetings
French Company Law requires the Board of Directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each financial year. This period may be extended by an order of the President of the *Tribunal de Commerce* (commercial court). The Board of Directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to convene a shareholders' meeting, the Company's statutory auditors may call the meeting. In case of bankruptcy, the Company's liquidator or court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

- one or several shareholders holding at least 5% of the Company's share capital;
- any interested party in urgent cases;
- the workers' committee in emergency situations; or
- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of the Company.

Notice of shareholders' meetings

The Company must announce general meetings at least 30 days in advance by means of a preliminary notice *(avis de réunion)* which is published in the *Bulletin des Annonces Légales Obligatoires*, or "BALO". The preliminary notice must be previously sent to the French *Commission des Opérations de Bourse* or "COB", the French securities and exchange regulatory authority. The COB recommends that the preliminary notice be published in a newspaper of French national circulation. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders, the procedure for voting by mail and a statement that the shareholders have a period of 10 days starting from the publication to send their proposals of new resolutions.

At least 15 days prior to the date set for a first call, and at least six days prior to any second call, the Company must send a final notice *(avis de convocation)* containing, among other things, the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by mail to all registered shareholders who have held shares in registered form for more than one month prior to the date of the preliminary notice and published in a newspaper authorised to publish legal announcements in the local administrative region *(département)* in which the Company is registered as well as in the BALO, with prior notice having been given to the COB.

In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda. As an exception, shareholders may take action with respect to the dismissal of directors and to the appointment of new directors. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the Board of Directors, for recommendation to the shareholders, within 10 days of the publication of the preliminary notice in the BALO by:

- one or several shareholders holding 5% of the Company's voting rights;
- the workers' committee; or
- a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the Company's voting rights.

The Board of Directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

During the two weeks preceding a meeting of shareholders, a shareholder may submit written questions to the Board of Directors relating to the agenda for the meeting. The Board of Directors must respond to these questions during the meeting.

Attendance and voting at shareholders' meetings

Each share confers on the shareholder the right to one vote. Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in French Company Law and the Company's by-laws. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

In order to participate in any general meeting, a holder of registered shares must have shares registered in the holder's name in a shareholder account maintained by the Company or on the Company's behalf by an agent appointed by the Company at least five days prior to the date of the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary *(intermédiaire financier habilité)* with whom such holder has deposited such holder's shares a certificate *(certificat d'immobilisation)* indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting. On 20 March 2002, the Board of Directors decided to propose to shareholders voting at the annual general meeting to be held on 28 May 2002 to amend the Company's by-laws to stipulate that the holders of registered shares must have their shares registered in their names in a shareholder account by no later than 15:00 (Paris time) on the day before the meeting. Similarly, under the Board of Directors' proposal, holders of bearer shares must deposit the required certificate at the place specified in the notice of the meeting by no later than 15:00 (Paris time) on the day before the meeting.

In addition, on 20 March 2002, the Board of Directors decided, in accordance with French corporate law as recently amended, to propose to the shareholders voting at the annual general meeting to be held on 28 May 2002, to amend the by-laws to allow shareholders to participate in and vote at annual general meetings by videoconference or other means of telecommunication which allow their identification.

Proxies and votes by mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may vote in person, by proxy or by mail.

Proxies will be sent to any shareholder on request with, among other things, the text of the resolutions. In order to be counted, such proxies must be received at the Company's registered office, or at any other address indicated on the notice convening the meeting, for example, the address of financial intermediaries, prior to the date of the meeting. A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send the Company a blank proxy dated and signed without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favour of all resolutions proposed or approved by the Board of Directors and against all others.

With respect to votes by mail, the Company must send shareholders a voting form upon request after the shareholder has filed a certificate confirming that he is a shareholder. Once the certificate has been filed, the shareholder may not choose another method of voting.
The completed form must be returned to the Company at least three days prior to the date of the shareholders' meeting. On 20 March 2002, the Board of Directors decided to propose to shareholders voting at the annual general meeting to be held on 28 May 2002 to amend the Company's by-laws to stipulate that the completed form must be returned to the Company either on paper or by means of telecommunication by 15:00 Paris time on the day before the shareholders' meeting.

Quorum

French Company Law requires that shareholders together holding at least a quarter of the shares entitled to voting rights must be present in person, or vote by mail or by proxy in order to fulfil the quorum requirement for:

- an ordinary general meeting; or
- an extraordinary general meeting where only an increase in the Company's share capital is proposed through capitalisation of reserves, profits or share premium.

The quorum requirement is one-third of the shares entitled to vote, on the same basis, for any other extraordinary general meeting.

For a special meeting of holders of a specific category of shares, the quorum requirement is half of the shares entitled to vote in that category, on the same basis.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary general meeting or for an extraordinary general meeting in which only an increase in the Company's share capital is proposed through capitalisation of reserves, profits or share premium. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, shareholders having at least a quarter of outstanding voting shares (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category) must be present in person or voting by mail or by proxy for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum.

Majority

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting concerning only a capital increase by capitalisation of reserves, profits or share premium. At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders and for certain operations.

Abstention from voting by those present or those voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Each shareholder is entitled to one vote per share at any general meeting except for holders of shares with double voting rights or preferred shares without voting rights. Under French Company Law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and do not count for quorum or majority purposes.

Shareholder rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or by proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are half of the voting shares, or a quarter upon resumption of an adjourned meeting.

The Company's shares currently constitute its only class of capital stock.

3.1.11 Ownership, sale and transfer of shares

Holding of shares

The Company's by-laws provide that the shares may be held in either bearer form or registered form at the option of the holder. In accordance with French law concerning dematerialisation of securities, shareholders' ownership rights are represented by book entries instead of share certificates. The Company maintains a share register for all shares in registered form, which is administered by BNP Paribas. The Company maintains in such register separate accounts in the name of each registered shareholder either directly, or, at the shareholder's request, in the name of the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. BNP Paribas, as a matter of course, issues confirmations *(attestations d'inscription en compte)* to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

The Company's shares may also be held in bearer form. Shares held in bearer form are held and registered in an account maintained by an accredited financial intermediary on behalf of the shareholders and are credited to the account at Euroclear France of such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

The shares admitted to trading on a regulated market held by a non-French resident may be registered in an account maintained by an accredited financial intermediary acting on behalf of the non-French resident holder. Registration may be made through holders in a collective account or through separate individual accounts for each such holder. The registered accredited financial intermediary holder must, at the moment the account is opened, either by the issuing company or by the accredited financial intermediary holder of accounts, declare that such accredited financial intermediary is acting on behalf of a non-resident French holder. The accredited financial intermediary represents the non-French resident holders at shareholders' meetings.

Before transmitting proxies or tabulating votes in a shareholders' meeting, the registered accredited financial intermediary is required, upon request of the issuing company or its representative, to furnish a list of all non-French resident account holders whose underlying shares are being voted. Failure to transmit the information when requested by the issuing company nullifies the votes in question and delays dividend payments.

Transfer of shares

The Company's by-laws do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being traded on Euronext Paris and, accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary. For dealings on Euronext Paris, a tax assessed on the price at which the securities were traded, or *impôt sur les opérations de bourse*, is payable at the rate of 3.00% on transactions of up to euro 153,000 and at a rate of 1.5% thereafter. This tax is subject to a rebate of euro 23 per transaction and a maximum assessment of euro 610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Ownership of shares by non-French persons

Under French law, there is no limitation on the right of non-residents or non-French shareholders to own or, where applicable, to vote securities of a French company.

A French law dated 14 February 1996 abolished the requirement that a person who is not a resident of the EU obtain an *autorisation préalable*, or prior authorisation, prior to acquiring a controlling interest in a French company. However, both EU and non-EU residents must file a *déclaration administrative*, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company's share capital is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Exchange controls

French exchange control regulations currently do not limit the amount of payments that the Company may remit to non-residents of France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and most credit establishments are accredited intermediaries.

Liquidation rights

If the Company is liquidated, any assets remaining after payment of its debts, liquidation expenses and all of its remaining obligations will be first distributed to repay in full the nominal value of its shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Requirements for shareholdings exceeding certain percentages

French Company Law provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, 33%, 50% or 66% of the outstanding shares or voting rights of a listed company in France, such as the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company within 15 calendar days of the date it crosses the threshold of the number of shares it holds and their voting rights. The individual or entity must also notify the *Conseil des Marchés Financiers*, or CMF, within five trading days of the date it crosses the threshold.

In addition to the legal obligation to inform the Company of the holding of certain fractions of the outstanding shares or voting rights, any individuals or legal entities who hold a number of shares, voting rights or securities issued in representation of shares corresponding to 1% of the outstanding shares or voting rights of the Company must, within five stock exchange business days from registration of the securities which allow it to reach or cross this threshold, declare to the Company the total number of shares, voting rights and securities giving access to the capital which they possess, by recorded delivery letter with acknowledgement of receipt.

This declaration must be renewed every time a new threshold of 1% is reached or crossed, upwards or downwards, for whatever reason, including beyond the threshold of 1%.

If a holder of the Company's securities fails to comply with the foregoing provisions, the shareholder or shareholders concerned are, within the conditions and limits established by law, deprived of the voting rights for securities in excess of the thresholds submitted to declaration, if one or more shareholders holding at least 1% of the capital or rights of vote so requests at the time of the shareholders' meeting. The request of the shareholders will be stated in the minutes of the shareholders' meeting and will entail in full right the application of the sanction mentioned above.

French law and COB regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company, the COB and the CMF within fifteen days of the date they cross the threshold. In the report, the acquiror must specify if it acts alone or in concert with others and its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek its nomination to the Board of Directors. The CMF makes the notice public. The acquiror must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquiror may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report.

Under CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33% of a French listed company's share capital or voting rights must initiate a public tender offer for the balance of such company's share capital.

In order to permit holders to give the required notice, the Company must publish in the BALO, no later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by at least 5% or more between two annual ordinary general meetings, the Company must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases the Company must also provide the CMF with a written notice setting forth the number of voting rights outstanding. The CMF publishes the total number of voting rights so notified by all listed companies in a notice *(avis)*, mentioning the date each such number was last updated.

If any person fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner thereof complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of the Company's chairman, any shareholder or the COB, and may be subject to criminal penalties and fines.

3.1.12 Verification of the Company's accounts by the *"Cour des Comptes"*

In connection with any shareholders' meeting, the Company must provide a set of documents including, among other things, its annual report and a summary of the results of the five previous fiscal years to any shareholder upon request.

Since the majority of the Company's share capital is beneficially owned by the French State, the *Cour des Comptes* is entitled to review its financial statements in addition to the review carried out by the Company's auditors. Following this review, the *Cour des Comptes* may issue an opinion regarding the financial management of the Company. The *Cour des Comptes* is also entitled to require the Company to provide any information necessary for the exercise of its functions, and has the right to interview any individual that it may designate.

3.1.13 Economic and financial oversight by the French State over France Telecom

Under article 4 of the French decree No. 96-1174 of 26 December 1996, approving France Telecom's by-laws and relating to other issues regarding its functioning, an economic and financial oversight process by the French state over France Telecom was adopted. This oversight process includes controlling the economic activities and financial management of France Telecom's majority owned direct subsidiaries.

3.1.14 Laws on privatisation

The Company's majority shareholder, France Telecom, is majority-owned by the French State. As a result, due to French legislation regarding privatisation and sale of public sector companies, any transaction that would result in France Telecom's ownership of the Company's share capital being reduced below 50.1%, or that would result in France Telecom not being able to cast a majority of the votes at shareholders' meetings, would have to be submitted for approval by the French State.

3.2 GENERAL INFORMATION ON SHARE CAPITAL

3.2.1 Rights and obligations attached to the shares

Each share entitles the owner to a proportion of the Company's profits and assets in proportion to the amount of capital represented thereby. In addition, it grants the right to one vote per share and to participation in the general meetings, in accordance with the articles of association and French law. The ownership of a share entitles the shareholder to the rights and obligations set forth in the by-laws and the decisions of the general meeting of shareholders.

In the event the possession of multiple shares is necessary for the exercise of any rights as in an exchange, grouping and allocation of shares, or as the result of an increase or decrease in share capital, a merger, or any other Company operation, owners of isolated shares or of a number below that required may not exercise the right unless the shareholder takes the required steps to group or, if applicable, to purchase or sell the requisite shares.

Shareholders shall be liable for losses up to their contributions to the Company's capital.

The heirs, creditors, legal beneficiaries and other representatives of a shareholder may not place liens on the property or securities of the Company, nor request the division or public sale, nor interfere in the administration of the Company. For the proper exercise of their rights, they shall refer to the corporate records and to the decisions of the general meeting.

3.2.2 Modification of the share capital – payment of shares

The share capital may be increased, decreased or amortised in accordance with French law. Shares shall be paid up in accordance with the conditions set by the extraordinary general meeting and, if required, those set by the Board of Directors.

3.2.3 Registration of the shares

In accordance with the provisions of article L 211-4 of the French Financial Monetary Code regarding securities, the rights of shareholders in the Company are represented by a registration in their name.

3.2.4 Purchase and trading by the Company of its own shares

Under French Law, the Company may either directly or through a financial intermediary acting on its behalf:

- purchase its own shares;
- reduce its share capital by cancelling the shares the Company purchases, pursuant to a resolution of an extraordinary shareholders' meeting; and
- provide such shares to its employees under a profit-sharing plan or stock-option plan.

It is also possible for the Company to purchase up to 10% of its outstanding share capital within a period of time, which may not exceed eighteen months, pursuant to a resolution of a shareholders' meeting. Such resolution shall indicate:

- the purpose of the purchase programme and the use of the shares purchased;
- the maximum portion of the share capital that may be acquired and the maximum amount payable;
- the minimum and the maximum purchase prices;
- the duration and timetable of the programme;
- the financing used for the implementation of the programme; and
- the financial impacts of the programme.

It should be noted that:

- the Company must hold any shares it purchases in registered form;
- shares purchased by the Company are deemed outstanding under French law but are not entitled to dividends or voting rights. The Company may not exercise the preferential subscription rights attached to them; and
- the shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, the Company must either sell the rights attached to the shares, hold them on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

In accordance with the terms of article L 225-209 of Volume 2 of the French Commercial Code, the ordinary and extraordinary general meeting of shareholders of 29 December 2000 authorised the Board of Directors to purchase a maximum of euro 11 billion during an 18 month authorisation period through 29 June 2002. At no time may the Company own more than 10% of its issued share capital.

The Board of Directors has not made use of this authorisation as of the date of this annual report.

On 20 March 2002, the Board of Directors proposed to terminate this authorisation and seek a new authorisation at the annual general meeting held on 28 May 2002. This new authorisation would be for a period of 18 months commencing on 28 May 2002. This new authorisation will set out a maximum amount of funds allocated to the repurchase programme of euro 7,221,844,335. The maximum purchase price must not exceed euro 15 per share and the minimum price of sale must not be below euro 5 per share, provided, however, that if the Company changes, deals, sells, transfer, holds or purchases, as the case may be, the shares of the Company, particularly by the capitalisation of reserves and the allocation of shares free of charge, and/or for the division or regrouping of the shares, the price indicated above will be adjusted accordingly, and that if some of the shares thus acquired were used to allocate certain shares free of charge pursuant to the terms of articles L 443-5 and thereafter of the Employment code, the price of sale, or the pecuniary exchange value of the shares attributed, would then be determined pursuant to the terms of the legal provisions specifically applicable.

The acquisition or transfer of these shares may be carried out, under the conditions stated by the relevant stock market authorities, by any means, including by the acquisition or transfer of blocks of shares, (as applicable, outside the market, on an ad hoc basis or by recourse to all derivative financial instruments, particularly options or bonds), and at such time which the Board of Directors or the person acting on the delegation of the Board of Directors will consider appropriate.

These share purchases may be carried out in view of any allocation permitted by law. The objectives of this share repurchase programme in order of priority are:
– to arrange purchases and sales according to market situations or for the purposes of price stabilisation on the stock market;
– to allocate shares to employees in terms of their contribution to the expansion of the business, as part of a corporate or group savings plan, or as part of an employee's voluntary savings partnership plan;
– to commission any plan for the purchase of shares by employees under the conditions stated by law, particularly articles L 443-1 and thereafter of the Employment code;
– to allocate shares at the time of the exercise of rights attached to securities giving the right by conversion, exchange, reimbursement, presentation of a bond or in any other way, to the allocation of shares of the Company;
– to keep the said shares, dispose of or generally transfer them, particularly by arranging exchanges or delivery of securities, particularly within the framework of operations of external growth, generally at the time of commissioning a policy of patrimorial and financial management;
– to annul all or part of such shares under the authorisation that the Board of Directors on 20 March 2002 has decided to submit to the annual general meeting to be held on 28 May 2002.The shares of the Company are admitted to the clearing systems of Euroclear France, Clearstream Banking, Euroclear Banking S.A., Monte Titoli and SIS Sega Intersettle AG.

A *note d'information* on the new purchase programme will be published pursuant to the provisions of the *Règlement COB* no. 98-02.

The Company envisages several possible purposes for this share buy-back programme in order of priority:
- trading on the market for the purpose of stabilising the prices of the Company's shares;
- implementation of share purchase programmes for the benefit of employees and management; and
- holding or transferring the shares, particularly in the context of exchange offers, or other transactions designed to enhance external growth or increase share capital.

The Company must inform the *Conseil des marchés financiers* or CMF of all purchases, sales or transfers made under this programme.

As the Company's shareholders authorised share option plans in respect of up to 10% of its share capital in December 2000, all or a portion of the shares purchased by the Company under this buy-back authorisation could be used to provide shares upon the exercise of options.

The Board of Directors also proposed on 20 March 2002 that an authorisation be granted to it to cancel shares bought by the Company within the limit of 10% of the capital authorised. This authorisation would be for a period of 26 months commencing on 28 May 2002.

Intention of the controlling shareholder of the Company
France Telecom does not currently intend to sell shares to or purchase shares from the Company as part of the buyback programme.

Under French Company Law, as amended, there are three requirements for trades by a company in its own shares to be considered valid:

- trades must be executed on behalf of a company by only one intermediary in each trading session, except during the issue period of any securities if the trades are made to ensure the success of the issuance;
- any block trades may not be made at a price above the current market price; and
- each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

If the Company's shares are continuously quoted *(cotation en continu)*, then a trade must meet three further requirements to be considered valid:

- the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price;
- the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares; and
- the trade must not account for more than 25% of the average total daily trading volume on the Euronext Paris in the shares during a reference period.

However, there are two periods during which the Company is not permitted to trade in its own securities: the 15-day period before the date on which the Company makes its consolidated or annual accounts public and the period beginning on the date at which the Company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

After making an initial purchase of the Company's own shares, the Company must file monthly reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

3.2.5 Authorised capital which has not been issued

The shareholders in the general meeting have delegated authority for a period of 26 months from 29 December 2000 to the Board of Directors:

- to increase the share capital by issuing shares or other securities with or without preferential subscription rights in favour of existing shareholders giving rise, immediately and/or subsequently, to rights in the share capital of the Company, as long as this increase does not exceed a nominal amount of euro 500 million; and by issuing bonds giving rights in the share capital or securities subordinated or not with a defined term, as long as this increase does not exceed a nominal amount of euro 5 billion, which shall be decided without consideration to the nominal amount mentioned in Section 3.2.5., with or without share warrants.
- to increase the share capital by issuing shares or other securities giving rise to rights in the Company's shares as the consequence of a public offer for exchange launched by the Company, the total nominal amount of the increase not to exceed euro 500 million, which shall be charged to the maximum nominal amount mentioned in the first paragraph above.
- to increase the share capital by issuing shares as a consequence of the issuance of bonds coupled with share warrants *(obligations à bons de souscription d'actions)* giving rise to rights in the Company's shares through rights in its subsidiaries. The total nominal amount of the increase may not exceed euro 500 million and shall be charged to the maximum nominal amount mentioned in the first paragraph above.
- to increase the share capital by incorporating to such shares any retained earning, reserve, dividends or *(primes)*. The total nominal amount of the increase may not exceed euro 500 million and shall be decided without consideration to the amount in the first paragraph.

On 20 March 2002, the Board of Directors decided to propose to the shareholders attending the annual general meeting to be held on 28 May 2002 to end these authorisations and seek new authorisations.

On 29 December 2000, the shareholders in the extraordinary general meeting also delegated authority to the Board of Directors for a period of five years to increase the share capital, solely on its own initiative, in one or more stages, through the issue of shares for cash reserved for the employees of the companies participating in the *"plan d'épargne d'entreprise"* or *"plan d'épargne de groupe"* of the Company and its affiliated companies within the meaning of article L 225-180 of the French Commercial Code. The total amount of the increase in share capital which may be made pursuant to this delegation of authority may not exceed a nominal amount of euro 250 million; such amount is not included in and shall not reduce the maximum limits for increases in share capital resulting from the issue of shares or other securities authorised by the shareholders meeting.

On 20 March 2002, the Board of Directors decided to propose to the shareholders attending the annual general meeting to be held on 28 May 2002 to end this authorisation and seek a new one.

On 12 February 2001, the Board of Directors, using the powers granted by the shareholders as described above, authorised an increase of the share capital by the maximum amount of 50,000,000 shares at a price of euro 7.6 per share. The conditions of this capital increase are described in the final prospectus prepared for the Offering, which received the visa no. 01-099 from the *Commission des Opérations de Bourse* on 12 February 2001. On 27 March 2001, 12,615,880 shares were subscribed for by the *"fonds commun de placement d'entreprise"* of the Company, Orange Actions, constituted to this effect and approved by the COB on 4 January 2001. On 30 March 2001, the President of the Company noted the conclusion of a capital increase of euro 12,615,880, with a premium of euro 6.6 per share (euro 83,264,808). Following the operation, the Company's capital increased to euro 4,814,531,698, divided into 4,814,531,698 shares with a par value of euro 1 per share. The Company issued 31,192 shares for nominal value euro 1.

The Board of Directors has not made use of the other authorisation mentioned above as at the date of this annual report.

3.2.6 Other securities giving access to the share capital

There are currently no offered securities issued by the Company giving access to the share capital of the Company. The Company has granted, and may grant in the future, options to subscribe on purchase shares allocated to employees further to the decision of the extraordinary general meeting of the shareholders of 29 December 2000.

3.2.7 Issue of bonds, securities having the status of bonds or of other securities granting a right of repayment *("droit de créance")* against the Company

The ordinary general meeting of the shareholders held on 29 December 2000, delegated authority to the Board of Directors to issue in one or more stages, bonds or other securities having the same status or any other securities granting identical repayment rights *("droit de créance")* against the Company up to euro 5 billion for a period of five years from 29 December 2000.

As at the date of this annual report, the Board of Directors has not made use of this authorisation.

3.3 CURRENT SHAREHOLDERS AND HOLDERS OF VOTING RIGHTS

3.3.1 Share capital structure

3.3.1.1 Changes in the share capital structure during the past five financial years

The table below shows changes in the share capital of the Company over the past five financial years.

Date	Transaction	Number of shares issued	Nominal amount of increase in share capital	Issue premium per share	Amount of issue premium (cumulative)	Successive share capital amounts	Number of shares (cumulative)	Nominal value
As at 31 December 1995	N/A –	–	–	–	–	FRF 250,000	2,500	FRF 100
Board of directors' meeting of 6 September 2000 following powers granted by the AGM of 17 May 1999	Conversion of the share capital into euro through a reduction in the nominal value of the shares	–	FRF (4,016.13) €(612.26)	–	–	FRF 245,983.88 €37,500	2,500	FRF 98.39 €15
Extraordinary general meeting of 29 December 2000	Increase in share capital	41	€615	–	–	€38,115	2,541	€15
	Division of the nominal value of the shares	35,574	–	–	–	€38,115	38,115	€1
	Contribution of Orange France and Orange UK[1]	4,072,488,046	€4,072,488,046	€11	€44,811,859,769.43	€4,072,526,161	4,072,526,161	€1
	Increae in share capital	413,241,999	€413,241,999	€22.64	€54,169,317,770.43	€4,485,768,160	4,485,768,160	€1
	Contribution of Orange Caraïbe[2]	33,835,201	€33,835,201	€0.01	€54,169,783,598.46	€4,519,603,361	4,519,603,361	€1
	Contribution of Wirefree Services Denmark[3]	12,476,730	€12,476,730	€13.93	€54,343,529,087.29	€4,532,080,091	4,532,080,091	€1
	Contribution of Wirefree Services Belgium[4]	236,888,701	€236,888,701	€22.39	€59,646,511,457.08	€4,768,968,792	4,768,968,792	€1
	Contribution of 50% of Orange Romania	30,197,916	€30,197,916	€3.27	€59,745,265,646,80	€4,799,166,708	4,799,166,708	€1
	Contribution of Orange Côte d'Ivoire[5]	2,749,110	€2,749,110	€2.62	€59,752,463,605.28	€4,801,915,818	4,801,915,818	€1
Board of directors' meeting 12 February 2001 following powers granted by the AGM of 29 December 2000. Increase in share capital by decision of the President noted at 30 March 2001	Offer reserved to employees in accordance with the provisions of article L.443-C of the French Labour Code (Code du Travail)	12,615,880	€12,615,880	€6.6	€59,835,728,413	€4,814,531,698	4,814,531,698	€1
Noted at Board of directors' meeting of 23 January 2002	Statement that the options have been exercised	31,192	€31,192	€8.98	€279,948.48	€4,814,562,890	4,814,562,890	€1

[1] The Orange France (formerly France Telecom Mobiles) and Orange UK shares were contributed for a global amount of euro 48,884,347,815.43. The issue premium is the result of the contribution of the Orange UK shares, the exchange ratio for Orange France shares having been determined based on their book value.

[2] At the date of this transfer Orange Caraïbe was named France Caraïbe Mobiles.

[3] At the date of this transfer, Wirefree Services Denmark, formerly France Telecom Participations Denmark, held the Company's shareholdings in Orange A/S (formerly Mobilix) and France Telecom Dominicana.

[4] At the date of this transfer, Wirefree Services Belgium, formerly France Telecom Participations Belgium, held the Company's shareholdings in Mobistar, Dutchtone, Orange Romania (formerly Mobil Rom) (16.8% only, 51% being directly held by the Company), Orange Slovensko (formerly Globtel), Orange Sverige, Société Camerounaise de Mobiles, Vista Cellular, Telsea and Société Malgache de Mobiles, RapidLink, Wind, MobilCom, Optimus, BPL Mobile Communications and Orange Communications SA.

[5] At the date of this transfer, Orange Côte d'Ivoire was named Société Ivoirienne de Mobiles.

3.3.1.2 Share capital structure at 31 March 2002

The following table shows the number of the Company's shares held by the current shareholders since the initial public offering on 13 February 2001 and on 31 March 2002. Before the initial public offering, all of the Company's shares were held by France Telecom.

	After IPO of 13 February 2001				At 31 March 2002			
Shareholders	Number of shares	%	Number of voting rights	%	Number of shares	%	Number of voting rights	%
France Telecom	4,050,867,429	84.14	4,050,867,429	84.14	4,051,845,606	84.16	4,051,845,606	84.16
Directors and employees[1]	12,615,880	0.26	12,615,880	0.26	12,615,880	0.26	12,615,880	0.26
Public[2]	648,372,751	13.47	648,372,751	13.47	647,425,766	13.45	647,425,766	13.45
E.On	102,675,638	2.13	102,675,638	2.13	102,675,638	2.13	102,675,638	2.13
Total	4,814,531,698	100	4,814,531,698	100	4,814,562,890	100	4,814,562,890	100

[1] Includes only shares held by the employees in the Company Savings Plan (*"Plan-Épargne Groupe"*). Excludes other shares acquired by employees at the initial public offering or subsequently purchased or sold on the market.
[2] The Company does not know of any public shareholder who owns more than 5% of the shares and voting rights of the Company.

3.3.1.3 Potential contribution to the Company of mobile activities owned by France Telecom

France Telecom owns interests in other wirefree telecommunications businesses, in Egypt, Poland and Lebanon, that it intends to transfer to the Company when regulatory or business conditions allow and when negotiations with all parties are completed. As negotiations regarding MobiNil are finalised, the transfer to the Company of France Telecom's interests in MobiNil is expected to occur in 2002. See Section 7.1.1.

In the event that these transfers would be done in exchange for newly issued shares in the Company and based on the estimated fair market value of the companies on the date of the present annual report, the remaining shareholders would experience dilution of their holdings.

3.3.1.4 Shareholders' agreement

The Company's majority shareholder, France Telecom, has a lock-up agreement with E.On regarding the Company's shares held by E.On. The lock-up, established in the agreements of November 2000 between France Telecom and the E.On group relating to the approximately 103 million of the Company's shares delivered to E.On when France Telecom purchased its holding in Orange Communications S.A. (Switzerland), lapsed. On 28 January 2002, France Telecom and E.On reached a new agreement on the orderly disposal of these Company shares on 28 February 2002. In addition, France Telecom and E.On agreed to replace the put and call clauses in respect of these Company shares by a put option which E.On has on France Telecom at an exercise price of euro 9.25 and a call option which France Telecom has on E.On at an exercise price of euro 11.25. Both options will mature in June 2002.

The Company does not know of any other shareholders' agreements between the shareholders of the Company.

3.3.2 Pledges over the Company's shares

None

3.3.3 Organisational chart of the group

The organisational chart setting out the structure of the main operating companies of the Company as at 31 March 2002 is set out in Section 3.1.4.2.

3.4 MARKET FOR THE SHARES OF THE COMPANY

On the date of this annual report, the shares in the Company are traded on the *Premier Marché* of Euronext Paris and are on the Official List of the UK Listing Authorities and traded on the London Stock Exchange as Crest Depositary Interests (CDIs).

3.4.1 Changes in volume of transactions and share price

The following table shows the trend in the trading volume and closing price of the Company's shares quoted on the Premier Marché of Euronext Paris and the London Stock Exchange.

Euronext Paris

	Shares traded	Total trading value (euro)	Quarterly Average (no. of shares)	Current period (in euro)		
				Monthly average	High	Low
2001						
February 2001	506,251,401	4,719,912,399	42,187,617	8.95	9.90	8.58
March 2001	214,192,698	1,921,078,518	9,736,032	8.93	9.90	8.02
April 2001	230,833,876	2,529,220,506	12,149,151	11.04	12.00	9.41
May 2001	198,718,728	2,204,644,484	9,032,669	11.11	12.00	10.03
June 2001	132,293,439	1,282,677,143	6,614,672	9.70	10.45	8.92
July 2001	148,446,321	1,360,834,723	6,747,560	9.22	9.98	8.47
August 2001	194,428,967	1,538,687,691	8,453,433	7.95	9.36	7.06
September 2001	196,286,999	1,396,921,189	9,814,350	7.13	8.20	6.10
October 2001	217,966,038	1,898,735,842	9,476,784	8.61	9.91	7.38
November 2001	164,092,128	1,625,739,631	7,458,733	9.87	10.72	8.94
December 2001	75,051,803	745,549,930	4,169,545	9.98	10.27	9.55
2002						
January 2002	233,459,169	2,173,546,652	10,611,780	9.41	10.74	8.27
February 2002	245,469,127	1,761,286,456	12,273,456	7.22	8.67	6.27
March 2002	49,998,446	368,628,070	10,775,523	7.32	7.71	6.74

Source: Euronext Paris

London Stock Exchange

	Shares traded	Total trading value (pounds sterling)	Quarterly Average (no. of shares)	Current period (in pounds sterling)		
				Monthly average	High	Low
2001						
First quarter	335,664,131	2,013,375,782	9,872,474	5.64	9.07	5.16
Second quarter	189,750,685	1,250,677,662	3,110,667	6.54	7.46	5.40
Third quarter	195,528,085	976,171,824	3,055,126	5.01	7.96	3.73
Fourth quarter	146,530,479	847,291,631	2,289,539	5.87	6.61	4.66
2002						
First quarter	171,046,499	876,580,292	1,850,775	4.98	6.65	3.85

Source: London Stock Exchange

3.5 DIVIDENDS

3.5.1 Dividend policy

The Company has not paid any dividends since its incorporation.

The Company does not intend to pay any dividends to its shareholders in the near future. It intends to employ all its available funds to finance its business activities and its growth.

3.5.2 Period of limitation

Dividends not claimed within five years from the date of payment are time-barred and escheat to the French State.

4.1 OVERVIEW

Orange SA is one of the leading providers of wirefree communications services worldwide and one of the first truly pan-European providers of wirefree communications services. The Company owns controlling or minority interests in wirefree communications businesses that offer a broad range of voice and data communications services through its operations in 20 countries worldwide. At 31 December 2001, the Company served markets with approximately 490 million people and had 39.3 million customers in its controlled operations. In all of the Company's controlled and minority owned operations at 31 December 2001, it had approximately 39.1 million proportionate customers, the number of customers in each country by its percentage ownership interest in the operations in such country. The Company's consolidated turnover for the year ended 31 December 2001 was approximately euro 15.1 billion and for the year ended 31 December 2000 on a pro forma basis was approximately euro 12.1 billion.

Many of the Company's wirefree communications businesses have attained strong competitive positions in the countries that they serve. In France, Orange France is the leading wirefree communications provider (based on number of customers) with a market share of approximately 48% and approximately 17.8 million customers (including overseas French territories) at 31 December 2001. In the United Kingdom, the Company's network operator, Orange UK, has the highest market share despite being the last of the four network operators to enter that market. At 31 December 2001, Orange UK had a market share of approximately 28% and approximately 12.4 million customers in the United Kingdom. The Company's controlled subsidiaries outside of France and the UK had approximately 9.1 million customers as at 31 December 2001.

Historically, the Company's network operators have been principally focused on providing voice transmission over digital Global System for Mobile Communications (GSM) networks. The Company is among the leaders in developing technologies that will increase the speed and efficiency of its networks and allow it to offer more advanced wirefree products and services, which will facilitate the provision of broadband communications services. These services are likely to include unified messaging, Internet access, mobile commerce and a range of information, entertainment and location based services. The Company intends to remain among the leaders of the wirefree communications market through continued innovation. The Company will strengthen its core business of providing wirefree voice transmission services and expand the provision of wirefree data transmission and other advanced products and services.

The Company's distribution policies are defined locally at the subsidiary level based on local market practices.

4.2 MARKET CHARACTERISTICS

4.2.1 Market overview

The Western European wirefree communications market is growing rapidly. Western Europe is among the leading regions of the world in wirefree penetration and in the development of technologies supporting highspeed wirefree data transfers. According to the Company's analysts, there were over 275 million wirefree subscribers in Western Europe with a wirefree penetration rate at 31 December 2001 of approximately 73% on average, which compares to approximately 39% for the United States. The Company estimates the saturation rate for wirefree penetration in Western Europe will be 80% with a potential penetration rate in excess of 100% in some countries for users who chose to have more than one wirefree device. Historically, the growth of wirefree communications services has been driven, in part, by declining tariffs and increased competition. The Company believes the continuing growth in the value of subscribers of wirefree communications services will be driven primarily by:

- marketplace stimulation caused by the entry of additional providers of products and services;
- the introduction of innovative products and services, including voice value added services and wirefree data applications;
- technological developments that advance the quality and range of products and services;
- the market acceptance by European network operators of common wirefree standards, GSM and UMTS; and
- increased acceptance of technology by customers.

In many other parts of the world, including regions where the Company currently operates or plans to enter, wirefree penetration rates are significantly lower than those in Western Europe. For example, according to the Company's research, the wirefree penetration rates at 31 December 2001 in the United States, Eastern Europe and the Asia Pacific region were approximately 39%, 15% and 12%, respectively.

4.2.2 Market trends

In recent years, several trends in the wirefree communications market have emerged that the Company expects will change the nature of the market. These market trends include:

- **Industry convergence.** Wirefree communications, the Internet, fixed-line telecommunications and the broadcast media are rapidly converging to create a new opportunity in which many types of electronic media will act as personalised interfaces between providers of wirefree products and services and customers. Many industries are now looking to wirefree technologies to provide a simple and direct route to the customer. As wirefree network operators develop third generation capabilities, the Company expects that this trend will accelerate rapidly and that network operators will seek to supply a wide range of wirefree-based services. To facilitate the development and introduction of these services, the Company expects that wirefree communication providers will increasingly enter into alliances, joint ventures and other arrangements with providers of products, services and content.

- **Consolidation.** There has been an increase in regional and global consolidation in the wirefree communications industry, which the Company believes will continue in the future as a result of:
  - the efforts of providers of wirefree services and products to establish pan-European and global network coverage "footprints";
  - heightened competition in wirefree communications markets; and
  - the high costs of obtaining UMTS licences and providing third generation products and services.
- **Migration to 2.5G and 3G.** Most of the Company's businesses and competitors offer "second generation" products and services based on the GSM standard. GSM allows wirefree communications operators to provide voice telephony, as well as some low speed data transmission services, such as short message services, or SMS text messages, but it cannot support high capacity data transmission services. Third generation, or 3G, wirefree products and services based on UMTS technology will include advanced data transmission products and services, which offer full interactive capabilities. Prior to the availability of 3G services, advanced products and services will be developed and made available through technologies such as HSCSD and General Packet Radio Services, or GPRS, collectively known as 2.5G, which increase the speed and efficiency of GSM networks. HSCSD can transmit data at up to 28.8 Kbits per second, compared to a maximum of only 9.6 Kbits per second using traditional GSM networks, while UMTS technology will achieve transmission rates of up to 384 kilobits per second. HSCSD is suitable for audio and video service transmission whereas GPRS provides lower cost transmission for e-mail, Internet services and Wirefree Access Protocol, or WAP.

4.2.3 Market opportunities

As a result of recent trends in the wirefree communications industry, several new opportunities have emerged that the Company intends to exploit:

- **Voice traffic.** The Company believes that the potential of voice traffic remains significant both in Western Europe and the rest of the world. Company research suggests that voice traffic will increase due to the combined effects of a maturing customer base and the continued substitution of fixed-line communications. Furthermore, the Company believes that the increased availability of wirefree data services will also stimulate a further uplift in voice traffic as wirefree data communications and life services become more widely adopted. The Company estimates that primary wirefree voice penetration in Western Europe could grow from approximately 73% as at 31 December 2001 to approximately 80% by the middle of this decade. This would create an addressable market in Western Europe exceeding 310 million people, which represents approximately 27 million potential new customers. In addition, in many other parts of the world, mobile penetration rates are significantly lower than those in Western Europe and offer greater opportunities for the growth of voice traffic.
- **Network Technologies.** The Company expects that new and recent technological developments, such as HSCSD, GPRS, Bluetooth, (a short-range, wireless initiative for connecting wirefree devices to machines), and UMTS will greatly expand the number and scope of products and services that wirefree telecommunications providers can offer to customers. At present an average Orange customer uses three services on a regular basis; voice, answerphone and SMS text messaging. The Company expects that the number of services its customers will use on a regular basis will rise considerably as customers become accustomed to existing services and as new products and services are offered. The Company believes that this increase will have a positive effect on ARPUs in both the voice and data segments.
- ***Device Technology.*** As the number, diversity and capability of wirefree devices increases, these will facilitate opportunities to generate additional revenue. The present availability of wirefree personal digital assistants (PDAs) is expected to give rise to more active use of data services, in particular those involving wirefree access to company intranets and the internet.
- ***New market segments.*** As the deployment of wirefree networks and services increases, the Company expects that customers from small-and medium-sized businesses will have a greater propensity to utilise these new technologies in order to increase efficiency. The Company estimates that the small and medium sized business, or SME, sector generates approximately 65% of European Gross Domestic Product.
- ***New revenue sources.*** As wirefree data applications for wirefree phones, PDAs, and laptops are developed and gain customer acceptance, the Company believes that, initially, the predominant revenue sources from the transmission of wirefree data will be derived from customers accessing e-mail accounts, fax servers, data storage facilities, company intranets and virtual private networks, or VPNs. However, as users become more familiar with, and reliant on, wirefree devices, and as human to machine, machine to human and machine to machine wirefree communications continues to grow, the Company believes that wirefree technologies will result in penetration rates in excess of 100% (more than one device per individual) in some countries, which should significantly increase its revenue sources.

4.3 THE COMPANY'S STRENGTHS

The Company believes that the expertise acquired in building its businesses, combined with the strengths listed below, differentiate the Company from its competitors and will enable it to attract and retain a loyal customer base and generate significant revenues:

- **Strong brand identity.** The Company believes that the Orange brand promises of being straightforward, dynamic, honest, friendly and refreshing have successfully transferred into all of the markets in which the Orange brand currently operates and will help it become one of the most powerful brand names in the European wirefree communications market. The Orange brand is one of the United Kingdom's most recognised communications brands. Market Research commissioned by Orange UK and carried out by Millward Brown in 2001 showed that within the small business market, for example, the Orange brand enjoyed the highest spontaneous awareness of any mobile network and had the highest level of advertising awareness. The Company is committed to introducing the Orange brand in all of the markets in which the Company has controlled operations and expects to re-brand in three additional countries by the end of the year.
- **High quality networks.** The Company's network operators have designed and built GSM networks that provide high quality services and extensive coverage. In October 2001, the Orange UK network received the "Mobile Choice Consumer Awards" for the Best Mobile Network. The Company's mobile network operators have made, and will continue to make, significant investments in these networks to facilitate the introduction of new and recent technologies such as HSCSD, GPRS and UMTS. In their respective markets, the Company's network operators in general have sufficient frequency resources comparable to those of their competitors.
- **Focused customer care.** Orange UK and Orange France have historically provided high levels of customer care directly to their customers. See Sections 4.6.1.1.7 and 4.6.1.2.7. Orange UK and Orange France employ the latest information technology systems to ensure that their customer care specialists can better respond to the needs of their customers. The Company believes that Orange UK and Orange France's focus on customer care has been a major factor in their success in achieving high levels of customer satisfaction resulting in low churn rates in the United Kingdom and French markets. The increased scale and combination of the Company's customer relationship management resources will, the Company believes, further enable it to attract and retain customers.
- **Innovation.** Orange France and Orange UK have been among the leaders in developing technologies that have facilitated the introduction and promotion of innovative products and services. The Company is combining Orange France's existing research and development knowledge and technical expertise with Orange UK's customer profiling capabilities to further enhance the Company's leadership in innovation. Both Orange France and Orange UK have already begun offering wirefree data transmission and Internet-related products and services. Orange UK offers Orange Internet, an Internet portal that allows interaction between wirefree devices and the Internet. Orange France offers Orange.fr, a wirefree Internet portal allowing access to Internet based services using WAP, developed in connection with Wanadoo, France's leading Internet service provider and a subsidiary of France Telecom. Orange UK was the first UK operator to offer HSCSD, which can deliver data at speeds more than three times faster than GSM. Orange UK is the only UK operator to offer both HSCSD and GPRS to its customers.

  In addition, Orange UK and Orange France have consistently been innovators in the marketing of their products and services and in the creation of pricing strategies. Orange France was the first operator in France to launch a prepaid service, the first to offer customers the option of having their service plan automatically adjusted to the most advantageous amount of monthly contract hours and the first to offer customers the ability to roll-over unused minutes. Orange UK was the first operator in the United Kingdom to offer per second billing, shared TalkPlans, a network performance promise and a value promise allowing customers to replicate the popular digital pricing plans of Orange UK's competitors if they believe that such pricing would better suit their needs. Both Orange France and Orange UK also offer their customers simple fixed-rate roaming tariffs.
- **Strategic presence.** The Company is one of the largest wirefree operators in the world, with operations in 20 countries, and a total of approximately 39.3 million customers in its controlled operations at 31 December 2001. In Europe alone, the Company has operations in 13 countries (including five of the top six markets for wirefree communications by subscriber base). With this strong existing wirefree footprint, the Company believes that it is well positioned to provide seamless coverage on a pan-European basis and throughout all of the countries in which it operates. The Company believes this coverage will allow it to generate roaming cost savings by retaining roaming traffic on its networks.
- **Proven record in international markets.** Orange UK and Orange France have applied the strategies and strengths that they have developed in the United Kingdom and France internationally throughout the Company's controlled operations. In these countries, Orange UK and Orange France have successfully introduced and marketed their products, services and brands. The Company believes that its combined experience in managing network operators and in promoting and marketing products and services internationally will facilitate the implementation of its international growth strategy.
- **Strong management team.** The Company believes that the combination of Orange UK and Orange France brings together a management team of senior executives who have had significant experience in the wirefree communications industry and who have overseen the rapid and successful expansion of their respective products, services and brands.

4.4 STRATEGIES

The Company's principal objective is to become the leading provider of wirefree communications services globally. It is pursuing this objective through a variety of strategic initiatives. The Company's principal strategic initiatives include the following:

- **Expand the Company's global footprint.** The Company intends to use its strategic presence worldwide and its knowledge and experience in expanding into international markets as a foundation from which to offer Orange-branded products and services over a significant global footprint. The Company is always looking for opportunities to expand its global footprint and aims to extend the Orange brand to cover markets with a total population of approximately 1.5 billion people by 2005. The Orange brand is widely recognised as the strongest brand in the wirefree industry and allows the Company a non-conventional means of expansion. The most notable means are brand franchising, which has already been shown to be successful in Australia, Hong Kong, India and Israel, and branded mobile virtual network operations. The Company intends to use these means and more conventional means such as acquisitions to ensure that the Orange brand has a comprehensive footprint.
- **Exploit revenue potential in 2G traffic.** Today, revenues from voice traffic comprise most of the Company's turnover, while revenues from data traffic relate almost exclusively to revenues from SMS text messages (see Section 5.1.4.1). The Company believes that revenues from voice traffic will continue to grow in absolute terms, although they will decline as a percentage of its total revenues as revenues from non-voice services grow. The Company believes that the growth in revenues from voice traffic and associated 2G services will be driven primarily by the stimulation of the market through innovative and value added products and services, such as group calling facilities, the Answerfax service, which allows users to receive faxes remotely, and Wildfire, its voice activated digital personal assistant. The European wirefree market has also achieved critical mass in terms of number of users. The continued growth of voice traffic is seen as a fundamental part of the Company's strategy both as an introduction to and as the existing primary route between the customer and its wirefree products and services. The Company intends to use the Orange brand and its innovative marketing to become the leading pan-European, and ultimately global, provider of wirefree voice traffic. The Company believes that with the provision of seamless pan-European roaming it will be able to optimise roaming revenues.
- **Exploit opportunities in wirefree data transmission.** The Company aims to become a leading player in the data transmission market and to offer services using new technologies, such as GPRS and, ultimately, UMTS. The Company believes that its new product and service offerings will increase customer loyalty and revenues from commercial transactions and data transmissions. It has already started to benefit from opportunities in wirefree data transmission with the high growth rates in the use of SMS text messaging in France and the United Kingdom. As at the year end 31 December 2001, Orange customers sent approximately 5.2 billion and 1.5 billion SMS text messages in the UK and France, respectively. This represents an increase of 115% in the UK and 107% in France over the prior year. In both countries, the Company estimates it is the market leader in terms of the number of SMS text messages sent.
- **Develop and promote OrangeWorld.** The Company intends to market a comprehensive suite of communications-based products and services through OrangeWorld. OrangeWorld will be the vehicle through which it aims to offer various categories of Orange-branded services, such as call and message management, information services and m-commerce that allow its customers to manage routine aspects of their daily lives on a remote basis. These applications will allow its customers to manage, among other things:
  - calls and messages through a single interface;
  - information requirements such as local, national and international news, weather forecasts and travel timetables;
  - entertainment and leisure requirements; and
  - shopping on-line.

  As part of the OrangeWorld vision, the Company will continue its current customer relationship management efforts and deploy new techniques to ensure that products and services are easy to use. To further these efforts, it has already invested in a number of companies, such as Wildfire, a pioneer in the field of voice recognition technology, and Ananova, a portal using computer-generated synthetic imagery, in order to build intelligent virtual assistants that track customer preferences to better guide its customers in the use of its products and services. Additionally, customers will be able to access OrangeWorld through their wirefree handsets, PDAs, laptops and desktop PCs.
- **Establish arrangements and alliances with respect to content.** The Company's ability to provide content-rich services and products which generate high volumes of data will also be a driver for attracting and retaining customers. However, the Company, like many other wirefree service providers, does not seek to develop all of the elements required to create the suite of products and services that it intends to provide to its customers. Therefore, the Company will need to continue to enter into arrangements and alliances with appropriate providers, for example, to obtain products, services and content. The Company expects to benefit from its scale and combined expertise in negotiating with third parties.
- **Maximise group-wide synergies.** The Company believes that it will benefit from significant revenue, cost and investment synergies as a result of the creation of the enlarged Orange group. The Company intends to maximise such synergies by identifying areas in which it can leverage its increased purchasing power and pan-European presence to increase revenues and decrease costs.

- **Exploit opportunities for growth in the business sector.** The sector for business information, Internet access and communications solutions is rapidly growing. The Company believes that its ability to provide high quality customer care, its strategic presence and its existing relationships with affiliated companies will enable it to exploit the growth opportunities in this sector. The Company intends to provide products and services that will enable businesses to improve their productivity and facilitate their communications both internally and externally. The Company's European and global presence will, it believes, enable it to capture a larger share of the business sector. The Company has identified the following areas as being central to its success in exploiting opportunities in this sector:
  - the provision of remote wirefree access to e-mail, fax mail and company intranets;
  - mobile virtual private networks, or MVPNs, that allow travellers, as well as remote user groups, to gain secure remote access to their enterprise networks/Intranet from anywhere in the world via public network structures such as the Internet and provide secure forums for business to business, or B2B, activities; and
  - telemetry, which allows machines equipped with Subscriber Identity Module, or SIM, cards to use the Company's networks to transmit data. This will allow seamless communication between machines and management information systems. The Company believes that the resulting services will reduce routine work for its customers resulting in increased business efficiency.
- **Leverage the Company's strong relationship with France Telecom.** The Company intends to take full advantage of the opportunities arising from its relationship with France Telecom. In particular, the Company aims to continue to leverage France Telecom's expertise in research and development to develop more innovative products and services. The Company already uses France Telecom's sales and distribution channels to distribute its products and services to individuals and business users in France. Finally, the Company believes that it will benefit from existing relationships with France Telecom-affiliated companies.

4.5 THE MARKETS OF THE GROUP

4.5.1 Overview

The Company operates in 20 different countries worldwide, including 13 countries in Europe. At 31 December 2001, the controlled subsidiaries of the Company had approximately 39.3 million customers worldwide. The Company generated consolidated turnover of approximately euro 15.1 billion for the year ended 31 December 2001.

The Company currently offers a wide range of basic to advanced wirefree communications services, including wirefree telephony services based on the digital GSM technology and WAP. The Company has also begun offering wirefree data transmission, GPRS and Internet-related products and services in certain of its European markets.

The following table lists the countries in which the Company currently has operations and information regarding the frequencies (GSM900/1800/1900) that it is authorised to use for its 2G operations.

Country	Operator	Percentage interest[1]	Total number of customers at 31 December 2001 in millions	2G
Controlled Operations				
Europe				
France	Orange France (Metropolitan France)	99.9%	17.2	GSM900/1800
	Orange Caraïbe	100.0%	0.5	GSM900/1800
	Orange Réunion	99.9%	0.1	GSM900/1800
United Kingdom	Orange UK	100.0%	12.4	GSM1800
Belgium	Mobistar	50.8%	2.5[2]	GSM900/1800
The Netherlands	Dutchtone	100.0%	1.1	GSM900/1800
Switzerland	Orange Communication S.A.	99.8%[3]	0.9	GSM1800
Romania	Orange Romania	67.8%	1.6	GSM900
Denmark	Orange	53.6%	0.6	GSM1800
Slovakia	Orange Slovensko	64.1%[4]	1.2	GSM900/1800
Sweden	Orange Sverige	98.0%[5]	–	–
Other Countries[2]				
Ivory Coast	Orange Côte d'Ivoire	85.0%	0.34	GSM900
Dominican Republic	France Telecom Dominicana	86.0%	0.28	GSM900
Cameroon	Société Camerounaise de Mobiles[6]	70.0%	0.21	GSM900
Botswana	Vista Cellular	51.0%	0.10	GSM900
Madagascar	Société Malgache de Mobiles[7]	33.6%	0.10	GSM900
Minority Interests				
Europe				
Italy	Wind[8]	26.6%	7.9	GSM900/1800
Germany	MobilCom	28.3%	4.0	service provider
Portugal	Optimus	20.2%[9]	1.9	GSM900/1800
Austria	Connect Austria	17.5%	1.4	GSM1800
Other Countries				
Thailand	TA Orange[10]	48.9%	–	GSM1800
Mumbai (India)	BPL Mobile	26.0%	0.38	GSM900

[1] As at 31 December 2001, directly or indirectly.
[2] Based on Company estimates.
[3] Under Swiss law, the Company controls 99.9% of the voting rights of Orange Communications S.A..
[4] As at 31 March 2002, directly or indirectly.
[5] Orange Sverige was awarded a UMTS licence in December 2000 but will not operate a 2G network.
[6] France Telecom indirectly holds the remaining 30% of the share capital of Société Camerounaise de Mobiles.
[7] The Company holds 51% of Telsea, a holding company which holds 65.9% of Société Malgache de Mobiles.
[8] In accordance with its group strategy and the difficulty in fully maximising group-wide synergies with Wind, the Company is currently reviewing various options to dispose of its interest in Wind.
[9] As at 31 March 2002, directly or indirectly.
[10] On 8 February 2002, CP Orange changed its name to TA Orange.

In order to offer third generation services, the Company has participated in several UMTS licence award procedures in Europe and intends to participate in certain others in the future. Its companies have already been awarded 11 UMTS licences in Europe, in the United Kingdom, France, The Netherlands, Belgium, Denmark, Germany, Italy, Austria, Switzerland, Sweden and Portugal. A table showing the UMTS licences awarded to the Company as of 31 December 2001 is set out in Section 5.1.5.2. In accordance with the Company's growth strategy, it intends to compete for UMTS licences in additional markets as such competitions are announced. The Company has submitted an application for one of four UMTS licences offered by the government of Luxembourg for a fixed term of 15 years. Two other operators have also submitted applications. It is expected that a decision will be made on the licences in late May 2002. The Company has paid an initial application fee of euro 60,000. If successful, the Company will have to pay a small spectrum management fee along with an annual licence fee of 0.2% of UMTS turnover or a minimum of euro 200,000.

Governments use various methods to award UMTS licences. The two principal methods are auctions and beauty contests. In an auction any qualifying operator may bid for the licences, which are awarded to the highest bidders. In a beauty contest, licences are awarded on merit, based on a variety of criteria such as financial strength or experience in providing communications services and operators must make commitments on points such as network coverage and speed of roll-out. Some governments award licences in processes that combine the auction and beauty contest formats.

4.5.2 Competition

The Company faces significant competition from providers of wirefree communications on a pan-European basis, such as Vodafone, Deutsche Telekom, mmO_2, TIM (Telecom Italia Mobile) and Telefónica Móviles, all of which have international networks. In addition the Company's network operators face significant direct competition from regional and national operators in each of the countries in which they operate. These competitors offer similar products and services. While the Company has consistently developed innovative products and services, these are inevitably copied and adopted by competitors. Furthermore, to the extent that wirefree devices displace fixed-line telephones, the Company competes with fixed-line telecommunications providers.

In moving from traditional wirefree telecommunications services towards more advanced services and offerings, the Company will increasingly be subject to competition from other participants in the wirefree communications industry, as well as companies in industries as varied as insurance and retailing. These new competitors have moved beyond their traditional markets to offer telecommunications services and Internet-related wirefree products and services.

4.6 PRODUCTS AND SERVICES

4.6.1 Consolidated wholly owned wirefree subsidiaries and majority interests in Europe

4.6.1.1 France

The wirefree communications market in France has grown rapidly, from approximately 1.3 million users at 31 December 1995 to approximately 37.0 million at 31 December 2001, representing approximately 62% of the population. This growth is driven by increasing competition among the three GSM network operators and the introduction of new tariff schemes. France is now the fourth largest Western European wirefree communications market (by number of customers).

Prior to June 2001, Orange France operated three main brands: Itineris, OLA and Mobicarte. These three service offerings are now Orange branded. Orange France estimates that, at 31 December 2001, its network reached 99% of the French population (excluding the overseas territories). A survey conducted by the *Autorité de Régulation des Télécommunications*, or ART, in October and November of 2001 found that Orange France had the best results in terms of indoor coverage.

In the French overseas territories, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and French Guiana under the brand "Orange". Orange Caraïbe had approximately 502,000 customers at 31 December 2001, compared to approximately 351,400 at 31 December 2000, a 43% increase. In early December 2000, Orange Réunion launched its GSM services in La Réunion, where it competes with the existing network operator. Orange Réunion had approximately 101,200 customers at 31 December 2001 compared to 18,900 customers at 31 December 2000, a 435% increase.

The procedure to award four UMTS licences in France was a beauty contest. Only two operators, Orange France and SFR, submitted applications and were awarded UMTS licences by the French government. The cost of each licence is a one off licence fee of euro 619 million, which Orange France paid in September 2001, and an annual licence fee of 1% of UMTS turnover. On 29 December 2001, the French Secretary of State for the Industry issued a second call for tenders for two more UMTS licences. Applications are due by 16 May 2002 and licences are scheduled to be granted by the end of October 2002. See Section 4.16.2.7.

The following table presents information regarding the principal characteristics of the French wirefree market and of Orange France, including, unless otherwise indicated, the overseas territories.

	31 December		
	2001	**2000**	**1999**
Population (millions)	60.1	60.1	60.1
Total market penetration in France (%)	62.0	49.0	34.0
Wirefree customers in France (millions)[1]	37.0	29.7	20.6
Contract (millions)	18.9	16.5	13.3
Prepaid (millions)	18.1	13.2	7.3
Orange France customers (millions)[1]	17.8	14.3	10.0
Contract (millions)	9.4	7,9	6.4
Prepaid (millions)	8.4	6.4	3.6
Market share of Orange France (%)	48.0	48.0	49.0
Total revenue of Orange France (euro, in millions)	6,876	5,690	4,056
Orange France's network coverage of population in France (% of population)[2]	99.0	99.0	98.0

[1] 2000 numbers have been restated for the reclassification of Compte Mobile Orange ("CMO") customers from prepaid to contract. This is a hybrid tariff with two options: a contract for euro 7.5 per month with prepayment of airtime and a contract for euro 15 per month which includes 60 minutes of airtime and the possibility to prepay additional airtime. Customers use a prepaid voucher to recharge their account. Previously CMO customers were included in prepaid, however, following a review of group definitions, CMO customers were reclassified as contract customers. There was no effect on the 1999 numbers presented here as the tariff commenced in the second quarter 2000.
[2] Excluding the overseas territories. Based on Orange France estimates.

4.6.1.1.1 Service plans

Orange France offers two types of service plans, contract plans and prepaid plans, targeted at different categories of users.

Contract plans. Orange France offers two categories of contract plans, an "adjustable" contract plan and a "mobile account" contract plan. The Orange France adjustable contract plan, or "optima service" is designed for high volume users and automatically adjusts their monthly bill to the most advantageous amount of monthly contract hours. An optima service user may use either the automatic adjustment benefit or may call customer service to purchase a specific amount of time ranging from 2 hours to 15 hours. Optima service users may change the amount of time purchased every month at no extra charge. Orange France also offers optima service users targeted tariff plans for students, families and businesses.

The Orange France "mobile account contract plan" is designed for occasional users who are more budget conscious. Mobile account users can choose between two plans, the "subscription with mobile account" or "one-hour mobile account".

The "subscription with mobile account " allows customers to pay a low monthly subscription fee and purchase airtime by credit card, mobicarte vouchers, bank standing order or post office accounts. The one-hour mobile account plan is an all inclusive contract, which includes rollover minutes. When the one-hour credit has run out, additional airtime can be purchased. There is no expiry date on mobile account talktime credit.

The adjustable contract plan is available for minimum periods of 12 or 24 months and the mobile account plan for a minimum period of 12 months. Users who choose to sign up for 24-month subscriptions benefit from a discount. After the end of minimum contract period, subscriptions can be cancelled with one month's prior notice.

Prepaid plans. "Mobicarte" is the prepaid plan of Orange France and is based on the principle of "no bill – no contract." In conjunction with the introduction of the Orange brand in France, Orange France lowered the mobicarte tariffs, implemented a new loyalty programme and offered prepaid based roaming in Europe. Following the introduction of the euro in France, Orange France also launched a new mobicarte rate plan called "Choose your own off-peak", which allows customers to choose their own off-peak times with a 50% discount and a new range of prepaid top-up cards for euro 15, euro 25 + euro 5 and euro 35 + euro 10, with bonus minutes on the euro 25 and euro 35 top-up cards.

For business customers, Orange offers customised solutions for both small- and medium-sized companies as well as large companies, with a variety of services including voice and data transmission, handset management and cost control. Business customers have access to these services through its specialised network of stores throughout the country.

4.6.1.1.2 Service features

Orange France offers a wide range of additional services to its customers. These services fall into three categories:

- free services offered to all of Orange France customers, such as caller identification, call waiting and voice mail;
- services for contract customers of Orange France, such as access to WAP services, access to the "kiosque", which allows contract customers to book aeroplane tickets and hotel rooms; and
- certain other pay services available, such as itemised billing and SMS text messaging bundles.

4.6.1.1.3 Innovations

Orange France is constantly developing new service features for each of its service plans and has a history of offering innovative services. Orange France was the first French operator to offer the following innovations to its customers:

- a prepaid service;
- the option to automatically adjust their invoice to the most advantageous amount of monthly contract hours;
- the option to roll-over unused call minutes from month to month and to introduce "shared call time" plans;
- a multi-access portal with personalised content and Internet-based service package using WAP; and
- the option of purchasing goods and services by using their "smart chip" bank card on handsets with this feature.

Orange France has also recently created new wirefree messaging services such as SMS text messages and WAP chats and instant messenging through SMS text messages and WAP. In addition, Orange France is the only provider in France to develop a location-based system named "A Proximité", which provides automatic location services to find the closest restaurant or cinema.

4.6.1.1.4 Orange.fr

France Telecom launched I-services, an Internet portal for WAP-enabled handsets, in June 2000. I-services was subsequently rebranded as Orange.fr. Orange.fr brings a full range of services designed for mobility. Orange.fr customers have access to a range of services, including:

- access to a variety of channels in a variety of fields including news, sports, traffic, weather, directories, classifieds, finance, travel and theatre, which offer customers comprehensive content, real-time chat capabilities and targeted on-line shopping opportunities;
- access to Voila, the search engine developed by Wanadoo and access to Yahoo! Mobile;
- personalisation of the portal with a pre-selection by customers of their favourite sites, bookmarking, and notification of certain events (such as weather forecasts and sports results);
- an agenda/personal organiser service with appointments and addresses;
- an e-mail address that can be accessed from their handset; and
- access to their customer account information and other customer service functions, which allows them to review billing information, modify their service plan or select a new plan.

At 31 December 2001, Orange France had sold more than 4,907,000 WAP handsets and had approximately 1,303,000 active customers, defined as customers who used WAP services at least once during the month. The Orange.fr portal is accessible to all Orange France customers at no additional cost other than the price of airtime, which is the same as the price for voice traffic.

4.6.1.1.5 Marketing

The launch of the Orange brand in France in June 2001 has proved a success as Orange France continues to be the leader in the French market in terms of market share. The launch and marketing of the Orange brand in France was designed to attract new customers by increasing the visibility of the Orange brand and to increase the value of existing customers by highlighting the Orange brand values. Accordingly, the Orange brand was launched in France in conjunction with lowered tariffs and new services, such as prepaid roaming in Europe, that have helped develop customer use and loyalty.

Orange France's marketing strategy has assisted in placing it in the leading market position in France at the end of 2001 with a loyal customer base. The marketing efforts of Orange France have allowed it to increase the use of its services and to establish the Orange brand as being recognised and valued by its clients, distribution channels and the overall wirefree market.

4.6.1.1.6 Sales and distribution

Orange France sells its products and services in metropolitan France through an extensive range of distribution channels:

- Orange France registered approximately 39% of its new customers through France Telecom's network of approximately 650 retail outlets during 2001. These retail outlets are located throughout France, and they sell products of France Telecom and its group companies exclusively.
- Orange France registered approximately 27% of its new customers during 2001 in supermarkets and department stores.
- 2,500 independent distributors sell Orange France's products along with those of its competitors. This distribution channel registered approximately 23% of Orange France's new customers during 2001.
- Orange France has also developed its own network of retail outlets. Orange France had opened approximately 120 "Mobistore" shops by 31 December 2001 and gained approximately 5% of its new customers through these retail outlets during 2001.
- Orange France also uses the dedicated sales force of France Telecom's corporate sales department, which has approximately 950 salespersons who sell all types of products and services directly to large businesses. This distribution channel gained approximately 3% of Orange France's new customers during 2001.

Sales of Mobicarte refills are mainly handled through retail stores, including tobacconists, and partially through France Telecom retail outlets (which accounted for approximately 8% of sales of Mobicarte refills during 2001).

At 31 December 2001, Orange France's sales force was composed of approximately 600 employees. This organisation is decentralised and focused on creating and maintaining a close relationship between distributors and Orange France. Since February 2001, it encompasses a dedicated sales team numbering 108 sales people by end of December 2001.

4.6.1.1.7 Customer care

Orange France's customers have access to Orange France's 6,500 customer service specialists seven days a week. Orange France has 46 call centres in total, 13 of which are directly owned, the rest of which are outsourced. Each of them is assigned customer satisfaction target objectives. In addition, customer service is also available through France Telecom's 650 retail outlets and approximately 120 of Orange France Mobistore shops. Finally, Orange France customers are able to access certain customer service features through the Orange.fr Internet portal, which allows them to review billing information, or modify their service plan or select a new plan.

Orange France believes that its ability to provide a high level of customer care is central to its success and customer loyalty. Orange France's principal strength in this respect is its ability to improve and renew its services and products. One of the key elements of Orange France's customer care is to accommodate its services to its customers' needs. Customers are free to migrate from one plan to another. Orange France keeps its customers informed of new developments in its services features and provides personalised advice.

4.6.1.1.8 Competition

Orange France's main competitors are SFR and Bouygues Telecom. SFR, which is partially owned by Vivendi-Universal, Vodafone, British Telecom and SBC Communications, started GSM900 operations in 1992. Bouygues Telecom, which is controlled by Bouygues, a French conglomerate, partially owned by Telecom Italia and E.On, has operated a GSM1800 network since 1996. At 31 December 2001, Orange France's market share in France (excluding the French overseas territories) was approximately 48%, compared to approximately 34% for SFR and approximately 18% for Bouygues Telecom. During the 2001 financial year, Orange France's share (including the French overseas territories) in the net increase in the number of customers was approximately 48%, compared to approximately 32.7% for SFR and approximately 19.3% for Bouygues Telecom. Moreover, Intercall launched its offer of prepaid wirefree services on 24 May 2000 using the Bouygues Telecom network, which competes with Mobicarte Services.

The competitive landscape has been stable since the entry of Bouygues Telecom as the third GSM operator. Only two operators, Orange France and SFR submitted applications and were awarded UMTS licences by the French government. On 29 December 2001, the French Secretary of State for the Industry issued a second call for tenders for two more UMTS licences. Applications are due by 16 May 2002 and licences are scheduled to be granted by the end of October 2002.

4.6.1.2 United Kingdom

The number of wirefree communications users in the United Kingdom has grown significantly in recent years, from approximately 5.4 million customers at 31 December 1995 to approximately 47 million customers at 31 December 2001, representing approximately 77% of the population. As at 31 December 2001, the United Kingdom was Western Europe's third largest wirefree communications market, based on number of users, behind Germany and Italy. The United Kingdom mobile communications market grew by approximately 17% during 2001.

At 31 December 2001, Orange UK had approximately 12.4 million customers and an estimated market share of approximately 28% of active customers in the United Kingdom.

Orange UK's network is one of the largest and the fastest growing digital networks in the United Kingdom and, based on its own estimates, provides coverage to approximately 99% of the population. On 1 September 2000, Orange 3G Limited, a wholly owned subsidiary of Orange UK, was awarded, for euro 6.8 billion (4.1 billion pounds sterling), one of the five UMTS licences in the United Kingdom for a duration of 20 years. This licence was for 2 x 10MHz spectrum and 1 x 5MHz spectrum. For operational reasons, the licence has been revoked and reissued to Orange UK. Pursuant to the licence, Orange UK should be able, amongst other things, to provide telecommunications services to at least 80% of the population of the United Kingdom by December 2007.

The table below presents the principal characteristics of the mobile telecommunications market in the United Kingdom and the activities of Orange UK.

	31 December		
	2001	2000	1999
Population (millions)	59.5	59.5	59.5
Total market penetration in the United Kingdom (%)(1)	75.0	68.0	41.0
Wirefree customers in the United Kingdom (millions)(1)	47.0	40.1	23.9
Contract (millions)	14.0	12.7	11.9
Prepaid (millions)	33.0	27.4	12.1
Orange UK customers (millions)(1)	12.4	9.8	4.9
Contract (millions)	3.8	3.1	2.4
Prepaid (millions)	8.6	6.7	2.5
Market share of Orange UK (%)(1)	28.0	25.0	20.0
Total revenue of Orange UK (euro, in millions)(1)	5,337	4,211	2,392
Network coverage of Orange UK (% of population)(1)	99.0	99.0	99.0

(1) Based on Orange UK's estimates.

4.6.1.2.1 Service plans

Orange UK offers two types of service plan for individuals and a service plan targeted at businesses.

Contract plans. With "Talk Plan", Orange UK customers receive a specified amount of talk time included within a fixed monthly charge. Customers pay an additional set price for any excess talk time used and can roll-over any unused Talk Plan minutes for use in the following month. "Talk Plans" also include certain additional service features. With "Talkshare", multiple users can share a single Talk Plan, its talk time and services and receive one bill. "Everyday 50" provides a daily bundle of 50 off-peak minutes for a single low price per day. In February 2002, Orange UK introduced the "Orange Everytime" service plan, which allows customers to use their specified account of talk time for calls on competitors' networks as well as for Orange-to-Orange calls and fixed-line calls.

Orange UK believes that it offers the best value for money in the United Kingdom and, to support this, provides the "Orange Value Promise" service plans. This promise provides that if an Orange UK customer or potential Orange UK customer believes that a digital package available from another UK network competitor would better suit them than any of the Orange UK Talk Plans, Orange UK will give them the equivalent on the Orange UK network. Orange UK then bills that customer in substantially the same way as the competitor for all charges.

Customers that subscribe for Orange "Talk Plans", "Everyday 50" and "Orange Value Promise" service plans may normally terminate their service plan by one month's prior written notice, subject to a minimum initial period, which is typically one year.

For businesses, the Orange "Talk Business" proposition offers a range of flexible Talk Plans targeted at business customers. The largest Talk Plan allows up to 100 handsets and incorporates a bundle of 10,000 minutes of monthly talk time. Orange UK has also increased business customer support with the expansion of a dedicated business sales team, which manages corporate accounts and handles business-only enquiries. With Orange "Everytime", small business users have a variety of service plans specifically designed to meet their commercial requirements. For example, small business users may allow up to fifteen people to share one set of bundled minutes, and to share one bill.

Prepaid plans. "Just Talk Original" allows customers to purchase a handset and buy talk time as and when they need it. Orange Just Talk Original offers its service without a fixed service charge and with competitively priced talk time with discounts for off peak calls and calls to other Orange UK customers. Talk time vouchers do not have expiry dates. Orange Just Talk Original customers do not enter into a minimum term contract for their service.

Orange UK launched "Just Talk Plus" in June 2001 as a sliding scale tariff designed for high use prepaid customers. Orange Just Talk Plus customers pay 25 pence per minute for the first three minutes and 5 pence per minute thereafter to call fixed-line or other Orange phones. There are no peak or off-peak rates. As with Just Talk Original customers, there are no minimum term contracts.

4.6.1.2.2 Service features

Orange UK offers a number of additional service features designed to enhance customer satisfaction and to attract potential customers. There are three general types of additional service features for Talk Plan customers:

- services generally provided at no additional charge, such as itemised billing, three-year handset warranty and insurance for the first 12 months after purchase and a 24-hour handset replacement service;
- services that are provided at no additional charge, but generate usage charges, such as "Orange Answer Phone", which is Orange UK's voice messaging service; group calling facilities; Orange Messaging, which permits callers to send SMS text messages; "AnswerFax"; which allows users to receive faxes remotely; and "Wildfire", which is Orange UK's interactive voice activated digital assistant; and
- services that are provided at an additional charge and also generate usage charges, such as a "Line Two" service which adds a second telephone line on the same handset.

Orange UK also offers its Talk Plan and Everyday 50 customers a "Network Performance Promise." If the Orange UK network drops a call, and this number is re-dialled within five minutes, the customer is credited with up to one minute of free talk time. In addition, Orange UK offers a 14-day money-back guarantee period.

4.6.1.2.3 Innovations

Orange UK has consistently sought to develop and market innovative products and services. Orange UK was the first United Kingdom operator to offer the following innovations to its customers:

- per second billing;
- the Talk Plan concept of bundling airtime usage within monthly access charges;
- group talk plans;
- rollover minutes from one month to the next for Talk Plan customers;
- the network performance promise;
- the Orange Value Promise;
- the Everyday 50 contract;
- simple fixed-rate roaming tariffs;
- real time information services covering all national train operators;
- a voice activated digital personal assistant, Wildfire;
- WAP phones; as at 31 December 2001, there were approximately 490,000 active customers, defined as customers who used WAP services at least once during the month;
- flexible off peak times that allow its customers to choose an off-peak timeband to suit their needs; and
- HSCSD, which provides users with data speeds of 28.8 Kbits, compared to speeds of 9.6 Kbits over current GSM networks; HSCSD now has more than 7,000 users.

4.6.1.2.4 Orange Internet

In November 1999, Orange UK launched its Internet service provider and portal, Orange Internet. At 31 December 2001, 668,232 Orange UK customers had registered for this service. Orange Internet brings mobility to the Internet, giving customers a simple and direct link between their handset, other devices and the Internet. By registering and using a unique authorisation code for Orange Internet, all Orange customers can enjoy the following range of benefits:

- Personal e-mail address and e-mail alerts – customers receive a text message on their handset to alert them to e-mails they have received in their Orange account. The message tells them the name of the sender, the size of the e-mail and the subject. Customers can also set up filters so that they are only alerted when a particular person sends them e-mail or when a message on a specific subject has been e-mailed to them. Customers with WAP handsets can also send and receive e-mails;

- Personal diary and alerts – customers can receive a text message on their handset as a reminder of dates and events that are important to them, such as meetings and birthdays;
- Customers can also send 30 free text messages when online every month to customers of any UK operator. Additional text messages will be charged at the customer's standard service plan text message rate;
- Customers can also set up and cancel Text Media alerts on a range of topics including sports news and results, horoscopes, domestic and business news, weather, lottery results and entertainment;
- Orange Internet customers with WAP handsets have access to a wide range of services including games, train timetables, horoscopes, film reviews, stock market information and the latest national and international news.
- Orange Internet also allows customers to set up traffic updates for their specified journey. Orange UK, in association with RAC and Trafficmaster, allows customers to register their journey and receive text alerts notifying customers of any traffic problems on their route.
- For Talk Plan customers, Orange Internet allows customers to manage their Orange UK account online. Customers can check how many inclusive minutes are remaining, view their bills for the last three months, change their Talk Plan online, set up a direct debit or pay by credit card online or divert calls to any other phone in the United Kingdom if, for example, they have forgotten their handset or its battery has run out.

4.6.1.2.5 Marketing

Market research commissioned by Orange UK and carried out by Millward Brown in 2001 showed that Orange UK continued to be the first choice for personal consumers when considering buying a mobile phone. The research showed that consumers associated the Orange brand with "making mobile phones simple." Among the leading attributes that consumers associated with the Orange brand were that it is dynamic, refreshingly different, helpful, friendly, leads the way with new ideas and that it is a brand that could be trusted. With regards to the small business market, Millward Brown's research showed that the Orange brand enjoyed the highest spontaneous awareness of any mobile network and had the highest level of advertising awareness. Orange UK focuses its marketing efforts on communicating its brand promises, which are to be straightforward, dynamic, honest, friendly and refreshing. Orange UK believes this approach has helped shape the United Kingdom wirefree communications market, and several of Orange UK's innovations, such as inclusive talk time, group Talk Plans, rollover minutes and per second billing have been adopted by other operators.

Orange UK's main marketing objectives in the personal and small business market are to:

- Stimulate customer usage and revenue through the delivery of focused customer marketing programmes;
- Develop and offer targeted propositions aimed at key market segments and to support them with targeted and relevant marketing communications;
- Develop, offer and stimulate the trial and adoption of multi-media content services; and
- Support the Orange brand's evolution from wirefree voice communications to a provider of multi-media life services.

4.6.1.2.6 Sales and distribution

Orange UK sells its products and services in the United Kingdom through a wide range of distribution channels.

- During 2001, Orange UK registered approximately 17% of its gross connections through general retailers.
- Approximately 5,994 specialised distributors and retailers offer Orange service plans and sell Orange Just Talk vouchers. During 2001, these outlets accounted for over 3.5 million new Orange UK gross connections, and 67% of Orange UK's gross connections.
- Orange UK distributes Orange products and services through its retail stores which only sell its services. During 2001, Orange UK's retail stores accounted for 593,000 new Orange UK gross connections, and 11% of Orange UK's gross connections. During 2001, the number of retail stores increased from 137 to 200.
- Orange UK employs a direct sales force as part of its business team that focuses its efforts on the business user sector. This team has approximately 90 employees who are continuing a drive into the medium and large businesses sector. At 31 December 2001, the UK direct sales force accounted for approximately 173,000 Orange UK gross connections, almost 3% of Orange UK's gross connections.
- Individuals are able to subscribe for Orange UK products and services and buy accessories through the Orange UK website and through telesales operations.

4.6.1.2.7 Customer care

Orange UK has focused its customer care activities on building direct relationships with customers and on offering a wide range of direct customer services. Orange UK's customer service representatives have access to customer registration, billing and handset provisioning systems, coverage maps and customer management facilities through its information technology systems. These systems also provide data to management and marketing personnel who monitor customer satisfaction, identify trends in calling patterns, target network expansion and support sales and marketing functions.

In addition, Orange UK offers inclusive care packages, the "Orange Value Promise" and "Network Performance Promise" to its Talk Plan customers. None of the other operators in the United Kingdom currently offers similar packages to its customers.

In studies conducted by J. D. Power and Associates in 1998, 1999, 2000 and 2001 (J. D. Power and Associates 1998-2001 United Kingdom Mobile Telephone Customer Satisfaction Study[SM]), Orange UK was ranked the number one wirefree telephone service in customer satisfaction for pre-pay users in the United Kingdom. Orange UK was also ranked number one in customer satisfaction for contract users for 2001. The 2001 study was carried out on the basis of 2,071 household responses and was released on 22 May 2001 on www.jdpower.com. In the "What Cellphone Awards 2000-2001", Orange UK was awarded "Network of the Year" for the fifth time and in October 2001 Orange UK was voted "Best Network" in the "Mobile Choice Consumer Awards".

4.6.1.2.8 Competition

Orange UK's principal competitors in the United Kingdom are the three other existing operators of wirefree communications networks, Vodafone, BTCellnet (which is wholly owned by mmO_2) and One2One (which is wholly owned by Deutsche Telekom). All of them commenced their operations before Orange UK. Vodafone has also established itself in a number of other countries. At 31 December 2001, Vodafone, BTCellnet and One2One accounted for approximately 26%, 24% and 20%, respectively, of all wirefree customers in the United Kingdom, while Orange UK estimates it had approximately 28% of all wirefree customers.

In November 1999, a joint venture between the Virgin group and Deutsche Telekom became the first mobile virtual network operator in the United Kingdom when it launched its service, purchasing airtime from One2One. Its market share was approximately 3% at 31 December 2001.

In addition to the current mobile network operators in the United Kingdom, Orange UK will face competition from the new UMTS entrant, Hutchison 3G UK Ltd. Hutchison 3G UK Ltd is owned by a consortium that is majority-controlled by Hutchison Whampoa (65%) and also includes NTT DoCoMo (20%) and KPN Mobile (15%) as shareholders.

To the extent that wirefree devices are substitutes for fixed-line telephones in the United Kingdom, Orange UK competes with providers of fixed-line telecommunications services, including British Telecom, and operators of cable telephony systems. In April 2001, in line with its competitors, Orange UK announced a progressive reduction in prepaid handset subsidies.

4.6.1.3 Switzerland

The Company provides wirefree services in Switzerland through its subsidiary Orange Communications S.A., which was formed in January 1998 and awarded its GSM1800 licence in May 1998. On 6 December 2000, Orange Communications S.A. was awarded, for approximately euro 35 million, a UMTS licence for a duration of 15 years. This licence was for 2 x 15MHz spectrums. Three other licences were awarded. At 31 December 2001, Orange Communications S.A. estimates that its network covered over 97% of Switzerland's population and had a market share of 17% with 0.9 million customers. The Company holds 99.8% of Orange Communications S.A. issued share capital and 99.9% of Orange Communications S.A. voting rights.

The following table shows the main characteristics of the mobile telecommunications market in Switzerland and the activities of Orange Communications S.A.

	31 December		
	2001	2000	1999
Population (millions)	7.4	7.3	7.3
Total market penetration in Switzerland (%)	73.0	63.0	43.0
Wirefree customers in Switzerland (millions)	5.4	4.7	3.0
Orange Communications S.A. customers (millions)	0.9	0.8	0.3
Market share of Orange Communications S.A. (%)	17.0	17.0	10.0
Orange Communications S.A Network coverage (% of population)[1]	97.0	95.0	90.0

[1] Based on Orange Communications S.A.'s estimates

In terms of number of customers, the Swiss wirefree communications market grew by approximately 57% during 2000 and by approximately 16% in 2001 as market penetration rates stabilised in Switzerland. Orange Communications S.A. was the third wirefree communications provider to launch in Switzerland and at 31 December 2001 was second in terms of market share. Population coverage of 90% was achieved at launch with the assistance of a national roaming arrangement with Swisscom. Today Orange Communications S.A. estimates it has a population coverage of over 97% without assistance from the Swisscom roaming agreement.

Orange Communications S.A. launched operations in June 1999 under the Orange brand. The brand has proved to be successful. According to research carried out by NFO-Incom concluded on 31 January 2002, the Orange brand had 92% spontaneous recognition. In May 2001, Orange Communications S.A won the Silver Effie Award for both 1999 and 2000 for producing outstanding commercial results due to innovative advertising.

Orange Communications S.A. introduced WAP services in June 2000, Orange Fast Data (HSCSD) in August 2000 and its mobile internet portal in November 2000. In 2001, Orange Communications S.A. introduced specific tariffs for high SMS text messages users and the first family tariff plan in Switzerland. OCH had more than 1,600 full-time equivalent employees at 31 December 2001.

Orange Communications S.A. competes with other wirefree network operators in Switzerland: Swisscom Mobile, which is owned by Swisscom and Vodafone, and Sunrise, controlled by TeleDanmark. At 31 December 2001, Orange Communications S.A. market share in Switzerland was approximately 17%, compared to approximately 66% for Swisscom Mobile and 17% for Sunrise.

4.6.1.4 Belgium

The Company provides wirefree services in Belgium through its subsidiary Mobistar (Mobistar and Mobistar Corporate Solutions). Mobistar was formed in 1995, awarded its GSM900 licence in the same year and launched its network in 1996. Mobistar's GSM900 licence includes access to the GSM1800 frequencies when capacity constraints require it. Mobistar submitted a proposal for a UMTS licence when the Belgian government opened the licensing process in September 2000. On 2 March 2001, following the close of the auction process, Mobistar purchased a UMTS licence from the Belgian government for the minimum bid price of euro 150 million. At 31 December 2001, Mobistar estimates that its network covered approximately 99% of Belgium's population and Mobistar had a market share of approximately 33% with an estimated 2.5 million customers. The Company holds 50.8% of Mobistar, approximately 22.9% is held by a consortium of financial investors, approximately 5.2% is held by another investor and the remaining 21.1% is held publicly following Mobistar's initial public offering of shares in October 1998.

The following table shows the main characteristics of the mobile telecommunications market in Belgium and the activities of Mobistar.

	31 December		
	2001	**2000**	**1999**
Population (millions)	10.3	10.3	10.3
Total market penetration in Belgium (%)	75.0	55.0	31.0
Wirefree customers in Belgium (millions)	7.7	5.6	3.2
Mobistar customers (millions)	2.5(1)	1.8	1.0
Market share of Mobistar (%)	33.0	32.0	33.0
Mobistar's network coverage (% of population)(1)	99.0	99.0	98.0

(1) Based on Mobistar's estimates.

The Belgian wirefree market grew by 75% in 2000 and by 38% in 2001 based on the number of customers. Mobistar was the second entrant in the wirefree market in Belgium and at 31 December 2001 was second in terms of market share.

In order to improve the quality and capacity of its network, Mobistar launched a GSM1800 network during 2001. Mobistar introduced wirefree data services by opening its own portal (M-World) in May 2000. Mobistar has rolled out its GPRS network with an estimated 99% population coverage achieved in January 2001 and was the first operator in Belgium to launch commercial GPRS services for the Belgian business market in May 2001. Mobistar expects to offer GPRS services for the residential market in the first half of 2002.

Mobistar distributes its services through major retail outlets and the more than 100 retail shops that it operates at 31 December 2001. Mobistar offers GPRS handsets since mid-2001. Mobistar was awarded fixed-line telephony and infrastructure licences during the course of 1998 and offers an indirect access telephony service to the residential and SME business markets. Mobistar also provides fixed line telephony, high speed data and wirefree services to the corporate market through its subsidiary, Mobistar Corporate Solutions, which was launched in 1999.

Mobistar had approximately 1,800 full-time equivalent employees at 31 December 2001.

Mobistar competes with two other operators, Proximus, which is owned by Belgacom and Vodafone, and KPNO, a joint venture established by Orange plc and KPN Mobile, the Dutch telecommunications group. At 31 December 2001, Mobistar's market share in Belgium was approximately 33%, compared to approximately 54% for Proximus and 13% for KPNO. The acquisition by France Telecom of Orange plc gave rise to horizontal overlaps in the market for telecommunications services in Belgium. This overlap would have given France Telecom a combined market share of over 30%. In order to prevent the creation of a duopoly in, or joint dominance of, the Belgian market, France Telecom accepted, in accordance with the ruling of the European Commission, to dispose of the 50% equity interest in KPNO held by the Company and to appoint a trustee to replace Orange plc on all corporate bodies of KPNO.

On 14 December 2000, the Company and KPN Mobile entered into agreement for the sale of the Company's 50% shareholding in KPNO to KPN Mobile. The sale was completed on 7 February 2001. KPNO currently operates under the Orange brand and retains the right to use the Orange brand in Belgium until 1 October 2002. In January 2002, KPNO announced that in the second quarter of 2002 it will be rebranded BASE.

4.6.1.5 The Netherlands

The Company provides wirefree services in The Netherlands through its wholly owned subsidiary, Dutchtone NV. Dutchtone NV, formed in 1997, was awarded its national GSM1800/EGSM licence the same year, and began operating its GSM network in January 1999. On 1 July 2000, Dutchtone Multimedia, which was subsequently merged with Dutchtone NV, received one of the five UMTS licences awarded following an auction held by the Dutch government. The licence cost euro 436 million, has a term of fifteen years and covers 2 x 10MHz and 5MHz unpaired spectrum.

As at 31 December 2001 according to its own estimates, Dutchtone NV's network covered 99% of the Dutch population, and Dutchtone NV had a market share of approximately 9% with approximately 1.1 million customers.

The following table shows the main characteristics of the mobile telecommunications market in The Netherlands and the business activities of Dutchtone NV.

	31 December		
	2001	**2000**	**1999**
Population (millions)	15.9	15.9	15.9
Total market penetration in The Netherlands (%)	75.0	68.0	42.0
Wirefree customers in The Netherlands (millions)	11.7	10.7	6.7
Dutchtone customers (millions)	1.1	1.0	0.3
Market share of Dutchtone (%)	9.0	9.0	5.0
Dutchtone's network coverage of population (%)[1]	99.0	98.0	97.0

[1] *Based on Dutchtone's estimates.*

In terms of number of customers, the Dutch wirefree market grew by 60% in 2000 and 10% in 2001 as market penetration rates stabilised in The Netherlands. At 31 December 2001, Dutchtone NV was the fifth wirefree operator in The Netherlands in terms of numbers of customers. Dutchtone NV introduced WAP services in October 2000 and intends to introduce GPRS during 2002 and UMTS in late 2003. Dutchtone NV distributes its services through approximately 3,000 retail outlets and owns 25 retail shops through its subsidiary Dutchtone Retail, which was formed following the acquisition of the telecom retail chain Proxicom.

Dutchtone NV had 1,550 full-time equivalent employees at 31 December 2001.

The Netherlands is one of the most competitive wirefree markets in Europe with five network operators: KPN Mobile, which is owned by KPN and NTT DoCoMo, Libertel-Vodafone, which is controlled by Vodafone, Telfort, which is wholly owned by mmO_2, and Ben, which is owned by Belgacom and TeleDanmark. At 31 December 2001, Dutchtone's market share in The Netherlands was approximately 9%, compared to approximately 44% for KPN Mobile, 25% for Libertel-Vodafone, 11% for Telfort and 10% for Ben.

4.6.1.6 Romania

The Company provides wirefree services in Romania through its subsidiary Orange Romania (formerly Mobil Rom). Orange Romania was formed in 1996 and awarded its GSM900 licence for a period of 15 years in the same year. Orange Romania has recently rebranded its operations under the Orange brand. Orange Romania intends to submit a proposal for a UMTS licence when the Romanian government opens the bidding process, anticipated to be in late 2002. At 31 December 2001, Orange Romania estimates that it covered approximately 94% of Romania's population and Orange Romania had the second largest market share in the country with approximately 1.6 million customers. The Company holds 67.8% of the share capital of Orange Romania, with 16.6% of the share capital held by the AIG consortium and the remaining 15.6% owned by other minority shareholders.

The following table shows the main characteristics of the mobile telecommunications market in Romania and the business activities of Orange Romania.

		31 December	
	2001	2000	1999
Population (millions)	22.4	22.4	22.6
Total market penetration in Romania (%)	17.0	11.0	6.0
Wirefree customers in Romania (millions)	3.7	2.4	1.4
Orange Romania wirefree customers (millions)	1.6	1.2	0.6
Market share of Orange Romania (%)	44.0	50.0	49.0
Orange Romania's network coverage (% of population)[1]	94.0	92.0	91.0

[1] Based on Orange Romania's estimates.

The Romanian wirefree market grew by 71% in 2000 and 55% in 2001 in terms of number of customers. Orange Romania was the fourth wirefree operator to enter the Romanian market and is currently second in terms of market share.

Orange Romania had over 1,202 full-time equivalent employees at 31 December 2001.

Orange Romania competes with three other operators: MobiFon, which is held by Telesystem International Wireless, Telemobile, which is held by INQUAM, and Cosmorom, which is itself partially owned by OTE, the Greek telecommunications operator. At 31 December 2001, Orange Romania's market share in Romania was approximately 44%, compared to 48% for Mobilfon, 2% for Telemobile and 6% for Cosmorom.

4.6.1.7 Denmark

The Company provides wirefree and other communications services in Denmark through its subsidiary Orange A/S (formerly Mobilix A/S). Orange A/S was formed in 1997, was awarded its GSM1800 licence in the same year and launched its network in 1998. Orange A/S also received a GSM900 licence in 2000 which enabled it to extend its network coverage. Orange A/S was awarded one of four UMTS licences in September 2001 for a cost of approximately Dk. Kr 950 million. The UMTS licence is for a period of 20 years commencing from the date of issue. Under the terms of the UMTS licence, Orange A/S must achieve network coverage of 30% of the Danish population by 2004. At 31 December 2001, Orange A/S estimates that its network covered 96% of Denmark's population and it had a market share of approximately 15% with 0.6 million customers. The Company holds 53.6% of the share capital of Orange A/S, with 32.4% held by a consortium of financial investors and 14.0% of the share capital held by Finansministeriet, the Danish ministry of finance.

The following table shows the main characteristics of the mobile telecommunications market in Denmark and the business activities of Orange A/S.

		31 December	
	2001	2000	1999
Population (millions)	5.3	5.3	5.3
Total market penetration in Denmark (%)	75.0	66.0	47.0
Wirefree customers in Denmark (millions)	4.0	3.5	2.7
Orange A/S customers (millions)	0.6	0.5	0.3
Market share of Orange A/S (%)	15.0	15.0	12.0
Orange A/S's network coverage (% of population)[1]	96.0	89.0	86.0

[1] Based on Orange A/S's estimates.

The Danish wirefree market grew by approximately 30% in 2000 and by approximately 14% in 2001, in terms of number of customers. Orange A/S was the fourth wirefree operator to launch services in Denmark and at 31 December 2001 was third largest in terms of market share.

Orange A/S owns a high capacity national network for fixed-line voice services and it estimates that it provided both direct and indirect fixed-line services to approximately 32,000 private customers at 31 December 2001. Orange A/S also has tailored fixed-line offers for business customers.

Orange A/S had over 1,334 full-time equivalent employees at 31 December 2001.

In Denmark, Orange A/S competes with three other operators: TeleDanmark, Sonofon, which is controlled by the Norwegian telecoms operator Telenor, and Telia Danmark, which is wholly owned by the Swedish telecoms company Telia. At 31 December 2001, Orange A/S's market share in Denmark was approximately 15%, compared to approximately 50% for TeleDanmark; 26% for Sonofon and 9% for Telia Danmark.

4.6.1.8 Slovakia

The Company provides wirefree services in Slovakia through its subsidiary Orange Slovensko (formerly Globtel). Orange Slovensko was formed in 1996 and awarded its GSM900 licence in the same year. Orange Slovensko has recently rebranded its operations under the Orange brand. In August 2001, Orange Slovensko's licence was extended to GSM1800. At 31 December 2001, Orange Slovensko estimated that its network covered 96% of Slovakia's population and it had the largest market share in the country with approximately 1.2 million customers. The Company holds 64.1% of the share capital of Orange Slovensko, with the remaining share capital held by several private investors.

The following table shows the main characteristics of the mobile telecommunications market in Slovakia and the business activities of Orange Slovensko.

		31 December	
	2001	2000	1999
Population (millions)	5.4	5.4	5.4
Total market penetration in Slovakia (%)	40.0	24.0	17.0
Wirefree customers in Slovakia (millions)	2.1	1.1	0.9
Orange Slovensko customers (millions)	1.2	0.6	0.5
Market share of Orange Slovensko (%)	56.0	55.0	55.0
Orange Slovensko's network coverage (% of population)[1]	96.0	95.0	–

[1] Based on Orange Slovensko's estimates.

The Slovakian wirefree market grew by approximately 22% in 2000 and 76% in 2001 in terms of number of customers. Orange Slovensko was the second wirefree operator to enter the Slovakian wirefree market and as at 31 December 2001 was the largest in terms of market share.

Orange Slovensko had 920 full-time equivalent employees at 31 December 2001.

Orange Slovensko's current competitor is Eurotel, which is owned by Atlantic West and Slovak Telecom, which is in turn majority-owned by Deutsche Telekom. At 31 December 2001, Orange Slovensko's market share was approximately 56%, compared to 44% for Eurotel.

4.6.1.9 Sweden

The Company owns 98% of Orange Sverige. The other shareholder is Schibsted Telecom AS with 2%. Orange Sverige was awarded a UMTS licence in Sweden in December 2000. This licence is for a term of 15 years. In January 2002, Orange Sverige acquired a one-third equity interest in 3G Infrastructure Services AB, a UMTS infrastructure joint venture between Europolitan Vodafone and Hi3G. Through this joint venture, Orange Sverige expects to build and operate a joint UMTS infrastructure covering up to 70% of the total population in Sweden.

4.6.2 Minority interests in wirefree operations in Europe

4.6.2.1 Italy

The Company provides wirefree services in Italy through its minority interest in Wind. The Company holds 26.6% of the share capital of Wind, and ENEL, the Italian Electricity producer holds the remaining 73.4%. In October 2000, France Telecom and ENEL signed an agreement concerning Infostrada, a fixed-line telecommunications operator in Italy. Under the terms of that agreement, ENEL acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed its Infostrada shares to Wind on 30 July 2001, reducing the Company's shareholding in Wind from 43.4% to just below 26.6%. This agreement includes a public offering of not less than 25% of Wind's capital with expected proceeds of euro 3 billion, currently anticipated to take place in 2002, if market conditions are favourable. Pursuant to this agreement, the Company holds a call option on the shares in Wind retained by ENEL in order to increase the Company's equity interest to 76.6% of ENEL's stake in Wind. This call option is exercisable at any time between the 25th and 30th month following the contribution of Infostrada, at a market value within a range of no more than 15% above or below a price equal to the offering price in the Wind initial public offering plus 10%. The Company also holds a put option on the shares it owns in Wind in order to dispose of all of its interest in Wind. This put option is exercisable within 30 days at market value based upon formal evaluation opinions by internationally recognised investment banks after the Company provides written notice to ENEL of any disagreement the Company has, in its sole discretion, with any actions or resolutions adopted by Wind. In accordance with its group strategy and the difficulty in fully maximising group-wide synergies with Wind, the Company is currently reviewing various options to dispose of its interest in Wind. See note 21 of the Company's consolidated financial statements at Section 5.2.

Wind was the third entrant in the Italian market and was third largest in terms of market share at 31 December 2001. Wind was formed in 1997 and was awarded a GSM900/1800 licence in 1998. Wind launched its GSM network in March 1999. On 31 October 2000, Wind was awarded, for euro 2.43 billion, a UMTS licence for a period of 15 years. This licence is for 2 x 10MHz spectrum and 1 x 5MHz spectrum. Four other licences were also awarded. The process by which the Italian government sold the UMTS licences is the subject of ongoing investigations by the public prosecutor for Rome following the withdrawal of Blu, and by the antitrust authority, as well as other pending legal challenges. Wind considers that the procedures should not have a material impact on its capacity to launch UMTS services, although this cannot be guaranteed. Wind also has a licence to create a fixed-line infrastructure and provide and operate fixed-line telephony services. At 31 December 2001, according to Wind, its GSM network covered 84% of Italy's population and it had a wirefree telecommunications market share of approximately 16% with approximately 7.9 million customers.

The following table shows the main characteristics of the Italian wirefree telecommunications market and the business activities of Wind.

	31 December		
	2001	2000	1999
Population (millions)	57.8	57.8	57.8
Total market penetration in Italy (%)	89.0	73.0	52.0
Wirefree customers in Italy (millions)	50.8	42.0	30.1
Wind customers (millions)	7.9	4.9	1.3
Market share of Wind (%)	16.0	12.0	5.0
Wind's network coverage (% of population)[1]	84.0	83.0	47.0

[1] Based on Wind's estimates.

The Italian wirefree market grew by approximately 40% in 2000 and by approximately 20% in 2001 in terms of number of customers. At 31 December 2001, Italy was Europe's second largest wirefree market with approximately 50.8 million customers in terms of users and a penetration rate of approximately 89%.

Wind launched consumer Internet services in November 1999, which included free connection and notification of e-mails via SMS text messaging. Wind's portal, In Wind, also came on line at that time. In October 1999 Wind became the first operator in Italy to offer an integrated platform for voice and data transmission. In 2000, Wind began offering WAP services and Asymmetrical Digital Subscriber Line, or ADSL, connectivity.

Wind also provides direct and indirect fixed-line voice telephony services in Italy. At 31 December 2001, Wind, after taking into account the contribution of Infostrada, provided fixed-line services to approximately 7 million customers and had 8.9 million Internet subscribers. Wind has complete coverage of the Italian population for fixed-line services in competition with Telecom Italia. Wind uses its double wireline and wirefree network to promote fixed/mobile convergent services to its customers. Wind has also recently entered into a 50/50 joint venture with the Greek electricity company, PPC, with the aim of providing fixed-line telephony in Greece.

Wind targets corporate customers using its fixed/mobile converged offers and has started offering innovative products such as wirefree data transmission on its wirefree network. During 2001, over 20,000 companies chose Wind as their communications service supplier.

Wind had over 8,500 full-time equivalent employees at 31 December 2001.

In Italy, Wind competes with three other wirefree network operators: Telecom Italia Mobile, which is controlled by Telecom Italia, Omnitel Pronto Italia, which is controlled by Vodafone, and Blu, which is partially owned by British Telecom. At 31 December 2001, Wind's market share in Italy was approximately 16%, compared to 46% for Telecom Italia Mobile, 34% for Omnitel Pronto Italia and 4% for Blu. In addition, Wind will be in competition with two new operators, Ipse 2000 and Andala, who have been awarded UMTS licences by the Italian government.

Wind has updated its business plan to take into account the contribution of Infostrada and the roll-out of its UMTS network. Wind is seeking external financing for these projects. If there were a delay in the implementation of this financing, Wind could have recourse to its shareholders. The Company has no legal obligation to contribute to such financings, although, as in the case of any shareholder, it is obliged to contribute, proportionately to its holding and up to the value of its investment to the company's operational losses. The Company,however, has granted a euro 169 million guarantee to ENEL to cover the guarantee that ENEL granted to financial institutions as collateral to the ten year deferral payment of the UMTS licence.

4.6.2.2 Germany

The Company provides wirefree services in Germany through its minority shareholding in MobilCom. MobilCom was formed in 1991 and has been listed on the Neuer Markt of Frankfurt since 1997.

The Company holds 28.3% of the share capital of MobilCom. According to information published by MobilCom, 39.7% of the remaining share capital is held by Mr. Gerhard Schmid, the founding shareholder, and 32.0% by the public. The Company also has a call option to purchase 21.6 million shares (33% of the outstanding MobilCom shares) held by Mr. Gerhard Schmid, which is exercisable between 2003 and 2006. Moreover, Mr. Gerhard Schmid has a put option against the Company regarding these shares, exercisable in certain limited circumstances:

- if the France Telecom group acquires such that it owns more shares than Mr. Gerhard Schmid;
- if a major disagreement arises and the France Telecom group imposes its position on Mr. Gerhard Schmid through the contractual mediation process; or
- if the France Telecom group breaches certain material obligations under the co-operation framework agreement with MobilCom and Mr. Gerhard Schmid.

The exercise price of the put and call options is to be determined based upon formal evaluation opinions by internationally recognised investment banks, using multi-criteria evaluations. If one of those options were exercised, German regulations relating to compulsory offers might apply.

If MobilCom is unable, through its own existing capital resources and loan facilities and through additional financing that it procures on its own, to commence UMTS operations, France Telecom SA has a commitment under the terms and conditions of its agreement and on the basis of a budget and business plan agreed by France Telecom SA and the Company to provide loans directly to MobilCom or to guarantee third party loans to the extent of any financing necessary until the commencement of UMTS operations.

France Telecom SA's financing commitments are currently the subject of a disagreement with Mr. Gerhard Schmid and there currently exists a difference of interpretation of the co-operation framework agreement between Mr. Gerhard Schmid on the one hand and France Telecom SA and the Company on the other, in particular with respect to the budget and business plan of MobilCom. Discussions are underway with all the parties implicated in the situation, including the financial institutions who are creditors of MobilCom. In the past, France Telecom SA and the Company have issued press releases on the subject. Nevertheless, at the date of this annual report, various solutions are being considered and no single solution has been adopted. The situation continues to evolve and the Company cannot predict its outcome. France Telecom SA and the Company continue to explore all possible solutions with their counterparts, with the objective to find a solution that is acceptable to all parties. The Company undertakes to make appropriate announcements as necessary. For further information on MobilCom and its financial impact on the Company, see Section 5.1.4.8, Section 5.1.5.5 and notes 9 and 21 of the consolidated financial accounts in Section 5.2.

MobilCom currently operates three businesses:

- Fixed-line telephone services operator, with an estimated 927,000 customers at 31 December 2001.
- Internet service provider, through its subsidiary freenet.de AG. This business had an estimated 2.36 million customers at 31 December 2001.
- Wirefree telecommunications service provider. At 31 December 2001, MobilCom held an estimated 8.9% share of the wirefree telecommunications market with 5.01 million customers.

The following table shows the main characteristics of the German wirefree telecommunications market and the business activities of MobilCom.

	31 December		
	2001	2000	1999
Population (millions)	82.7	82.7	82.7
Total market penetration in Germany (%)	68.0	59.0	28.0
Wirefree customers in Germany (millions)[1]	56.2	48.1	23.2
MobilCom wirefree customers (millions)[1]	5.0	4.0	1.9

[1] Source: Annual and quarterly public reports of MobilCom.

The German wirefree market grew by approximately 106% in 2000 and approximately 17% in 2001 in terms of number of customers. In the same period, the number of customers of MobilCom grew by approximately 25%.

MobilCom distributes its services through retailers and also owns 383 stores. As a service provider, MobilCom purchases the use of the networks of German operators pursuant to service supply contracts. These contracts usually contain termination clauses triggered by a change of control or a breach of a non-compete clause. If it breaches these clauses, MobilCom may be obliged to transfer its customers to the operator (by way of compensation) or may be obliged to pay the operator in order to retain its clients. If the Company takes control of MobilCom, these clauses may be triggered, resulting in payments which may be significant.

On 1 August 2000, a subsidiary of MobilCom was awarded, at a cost of euro 8.37 billion, a UMTS licence for a term of 20 years. This licence relates to 2 x 10MHz spectrum and 1 x 5MHz spectrum. Five other licences were awarded. MobilCom also has a licence for the provision of fixed-line telephone services.

In Germany, MobilCom operates in a highly competitive market in which T-Mobil (wholly-owned by Deutsche Telecom) and Mannesmann Mobilfunk (wholly-owned by Vodafone) hold over 80% of the market share. In addition, there are six operators, including MobilCom, who were awarded UMTS licences by the German Government: T-Mobil; Mannesmann Mobilfunk; E-Plus, owned by KPN Mobile; Viag Interkom, controlled by mmO_2; and 3G, a consortium formed by Sonera, the Finnish telecommunications operator, and Telefónica Móviles, a Spanish operator.

MobilCom had 5,681 employees, including trainees, at 31 December 2001.

4.6.2.3 Portugal

The Company provides wirefree services in Portugal through its minority shareholding in Optimus. Optimus was formed in 1997, was awarded its GSM900 and GSM1800 licences the same year and launched its network in 1998. When the Portuguese government awarded four UMTS licences in December 2000, Optimus received a licence for euro 100 million. The licence is valid for a period of 15 years. At 31 December 2001 (according to its own estimates), Optimus' network covered approximately 99% of Portugal's population and Optimus had a market share of 22% with approximately 1.9 million customers. The Company holds 20.2% of the share capital of Optimus, however, it only has 10.09% of the voting rights. The remainder of the voting rights are held by Sonae.com (52.34%), Telecommunicaçoes Celulares SA (29.76%), Maxistar Communicaçoes Pessoais SA (2.77%) and Sociedade Geral de Projectos Industriais e Serviços SA, (5.04%).

The Portuguese wirefree market grew by 41% in 2000 and by 26% in 2001 in terms of number of customers. Optimus was the third wirefree operator to enter the market in Portugal and at 31 December 2001 was third in terms of market share.

4.6.2.4 Austria

In 1997, the Connect Austria consortium was awarded the third Austrian wirefree licence. The Company has a 17.5% equity interest in Connect Austria. Other members of the consortium include the German conglomerate E.On, the Norwegian wirefree telecommunications company Telenor, and TeleDanmark.

Connect Austria launched its digital GSM1800 service on 26 October 1998 under the brand name "ONE". At 31 December 2001, Connect Austria covered, according to its own estimates, 97% of the Austrian population. At 31 December 2001, Connect Austria had 1.4 million mobile customers and a total market share of approximately 20%. At 31 December 2001, there were approximately 6.7 million wirefree customers in Austria, with a penetration rate of approximately 81%.

On 3 November 2000, Connect Austria was awarded, for euro 120 million, a UMTS licence for a period of 20 years. This licence covers 2 x 5MHz spectrum. Five other licences were also awarded using an auction procedure.

The Company was involved in a dispute with the other shareholders in Connect Austria concerning whether there was a breach of a non-compete obligation following the acquisition of Orange plc by Mannesmann AG in November 1999. Arbitration proceedings were started by Orange plc and by Orange Overseas Holding Limited and Orange Austria Limited, who were seeking, among other things, declarations that they were shareholders of Connect Austria at the time these resolutions were passed and that the resolutions expelling them passed at the various meetings in 2000 were null and void. On 23 July 2001, the International Chamber of Commerce confirmed that the Company was a valid shareholder in Connect Austria without limitation to its rights as a 17.5% shareholder. The Company subsequently plans to contribute funding to the joint venture on a pro-rata basis as if the Company had been an active member of the joint venture during the litigation. See Section 4.14.

4.6.3 Other wirefree operations

4.6.3.1 Rest of World

The Company provides wirefree services in the following additional countries:

Controlled wirefree operations

- Ivory Coast: The Company has an 85% shareholding in Orange Côte d'Ivoire, which started to operate its GSM900 network in 1996. Orange Côte d'Ivoire estimates it had approximately 0.34 million customers at 31 December 2001.
- Dominican Republic: The Company has an 86% shareholding in France Telecom Dominicana, which launched its GSM900 network in November 2000. France Telecom Dominicana estimates it had approximately 0.28 million customers at 31 December 2001.
- Cameroon: The Company has a 70% shareholding in Société Camerounaise de Mobiles, or SCM, which launched its GSM900 service in January 2000 under the name Mobilis. Société Camerounaise de Mobiles estimates it had approximately 0.21 million customers at 31 December 2001.
- Botswana: The Company has a 51% shareholding in Vista Cellular, which launched its GSM900 network in June 1998. Vista Cellular estimates it had approximately 0.10 million customers at 31 December 2001.
- Madagascar: The Company has a 51% interest in Telsea, which owns a 65.9% interest in Société Malgache de Mobiles (SMM), which launched its GSM900 services in March 1998 under the name Antaris GSM. SMM estimates it had approximately 0.10 million customers at 31 December 2001.

Minority-owned interests

- Thailand: The Company has a 49% shareholding in Bangkok InterTeletech Company Limited or BITCO, which owns 99.8% of TA Orange Co. Ltd, a company that has a concession to operate a GSM1800 network in Thailand. TA Orange is building a GSM1800 network in Thailand under the Orange brand. On 26 March 2002, TA Orange publicly launched its service in Thailand following its network launch in December 2001. As at December 31 2001, TA Orange had approximately 2,000 employees.
- Mumbai (India): The Company has a 26% shareholding in BPL Mobile Communications, which launched its wirefree network at the end of 1995 to cover the Mumbai (Bombay) metropolitan area. The remaining interest is held by BPL Cellular Holdings, which has interests in wirefree, Internet and broadband services throughout India. BPL Mobile had approximately 0.38 million customers at 31 December 2001. In Mumbai, BPL Mobile competes with Hutchison Telecom Max, which is owned by Hutchison Whampoa and has the exclusive right to the Orange brand in that market.

4.6.3.2 Licensing agreements

The Orange brand has been licensed to members of the Orange Group for a period of 10 years in France (including overseas departments), Switzerland, Thailand, Slovakia, Romania, Sweden and Denmark. Under these brand licence agreements, the Company assists the licensees in developing the brand in local markets by way of access to material and support services. The intellectual property rights to the brand are retained by the Company and a percentage of the operating revenue is charged.

Additionally, the Orange brand has been licensed to Hutchison Telecom for its operations in Australia and Hong Kong, to Hutchison Telecom Max for its operations in India and to Partner Communications for its operations in Israel. These licences are exclusive, non-revenue generating and may not be terminated, except in the case of default including in the event of misuse of the brand. A brand license has also been entered into with KPN for its operations in Belgium (KPNO), which terminates in October 2002. In January 2002, KPNO announced that in the second quarter of 2002 it will be rebranded BASE.

4.6.3.3 Other activities

4.6.3.3.1 Wildfire Communications Inc.

Wildfire Communications Inc., a wholly owned subsidiary of the Company, is a pioneer in the field of voice recognition technology. The Company purchased Wildfire in April 2000 for euro 148 million (142 million US dollars) paid immediately and euro 10 million (10 million US dollars) paid subsequently. It develops and markets Wildfire, a voice activated digital personal assistant, as an enhanced service offered by public telephone network carriers. By responding to voice commands, Wildfire can take messages, place calls and store information. Wildfire becomes familiar with users' personal requirements the more they use it and will also sort and prioritise incoming messages, allowing users to listen to messages and return calls without having to be connected or redial.

4.6.3.3.2 Ananova Limited

Ananova Limited, a wholly owned subsidiary of the Company, specialises in delivering real-time news and information via digital platforms using speech and animation technology, as well as conventional text. The Company purchased Ananova in July 2000 for euro 154 million (95 million pounds sterling). This company is named after its creation, Ananova, the world's first virtual newscaster. Ananova uses speech and animation technology to "read" the news. This company occupies a central position in the UK's new media industry as a provider of ready-to-use packages of news, sports, events listings and other information for websites and interactive services.

4.6.3.4 Non-transferred wirefree operations

France Telecom owns interests in other wirefree telecommunications businesses, in Egypt, Poland and Lebanon, that it intends to transfer to the Company when regulatory or business conditions allow and when negotiations with all parties are completed. As negotiations concerning MobiNil are now finalised, the transfer to the Company of France Telecom's interests in MobiNil is expected to occur in 2002. See Section 7.1.1.

4.6.3.4.1 Egypt

France Telecom provides wirefree services in Egypt through its 71.25% interest in MobiNil, which owns 51% of Egyptian Company for Mobile Services (ECMS). ECMS was formed in 1998 and awarded its GSM900 licence the same year. Orascom Telecom owns the remaining 28.75% of MobiNil's share capital as well as a direct stake of 16.6% in ECMS. The remaining 32.4% of ECMS' shares are listed and traded on the Cairo and Alexandria Stock Exchange. Pursuant to their agreement signed on 22 December 2000, France Telecom purchased Motorola's 25.15% shareholding in MobiNil for $252 million (euro 268 million).

ECMS operates under the brand name MobiNil with sub-brands Alo (prepaid), Moga (contract) and MobiNil Business. At 31 December 2001, according to ECMS's estimates, ECMS's network covered 85% of Egypt's population, and ECMS estimates that it had a market share of approximately 54% with approximately 1.8 million customers.

ECMS was the first wirefree operator in Egypt and at 31 December 2001 was first in terms of market share for both the prepaid and contract markets. ECMS's only competitor in Egypt is Vodafone, which was formerly known as Click GSM and which launched its services in November 1998.

4.6.3.4.2 Poland

France Telecom provides wirefree services in Poland through its minority shareholding in PTK Centertel. PTK Centertel was formed in 1991 and awarded its NMT 450 concession in 1991 and its NMT450 licence in July 1997. PTK Centertel was awarded a GSM1800 licences in August 1997 and GSM900 in July 1999. PTK Centertel was awarded one of the three UMTS licences awarded by the Polish government in December 2000, for a price of euro 650 million, which has a term of 20 years. At 31 December 2001, PTK Centertel's network covered, according to its own estimates, approximately 97% of the Polish population and PTK Centertel had a market share of approximately 28% with 2.8 million customers. France Telecom owns 34% of the share capital of Centertel, the remaining 66% being owned by TP S.A., the current fixed-line telecommunications operator in Poland in which France Telecom owns a significant stake.

The Polish wirefree telecommunications market grew by 71% in 2000 and by 43% in 2001 in terms of number of customers. PTK Centertel was the third digital wirefree network operator to enter into the Polish market and today is third in terms of market share.

4.6.3.4.3 Lebanon

France Telecom provides wirefree services in Lebanon through its subsidiary FTML. France Telecom holds 66.7% of FTML, with 33.3% held by Investcom SAL, the Mikati group and other investors. FTML was formed in 1994 and has been operating a GSM network under a Build, Operate and Transfer ("BOT") contract granted by the Lebanese government in June 1994. The contract has been terminated by the

Lebanese Minister of Telecommunications, at its own discretion, on 15 June 2001 before its initial term of 10 years. The Lebanese Council of Ministers decided on 2 August 2001, however, to continue the existing BOT contract until two additional mobile telephony licences are granted pursuant to an international invitation to tender.

At 31 December 2001, FTML's network covered, according to its own estimates, more than 95% of the Lebanese territory and FTML had a market share of approximately 50% with 0.6 million customers.

FTML competes with one other operator, Libancell. As with FTML, the BOT contract of Libancell was also terminated but has been subsequently allowed to continue until the two additional mobile telephony licences are granted.

4.7 NETWORKS AND TECHNOLOGY

4.7.1 Networks

The "first generation" of wirefree communications, based on analogue technology, provided simple voice telephony. The "second generation" of wirefree communications, based on the digital Global System for Mobiles communications standard, or GSM, provides additional data facilities ranging from short messaging services to narrow band data, which is sufficient for the basic data services currently offered by the network operators, but cannot support high resolution video or multimedia applications.

"Third generation" wirefree communications, which are expected to offer full interactive multimedia capabilities at data rates of up to 384 kilobits per second, are expected to bring wirefree networks significantly closer to the capabilities of fixed-line networks. Improvements in coding and data compression technology will provide better speech quality and more reliable data transmission. Universal Mobile Telecommunications System, or UMTS, is the standard adopted in Europe for implementation of third generation wirefree telecommunications.

Before the launch of UMTS new types of services, including wirefree data services, will be made possible by the rollout of technological developments that will increase the speed and efficiency of existing GSM networks. High Speed Circuit Switched Data, or HSCSD, and General Packet Radio Service, or GPRS, collectively known as "2.5G", create an evolutionary path to "3G" UMTS services. These technologies will enable multimedia and broadband services before third generation services are introduced.

Ultimately, the range of services offered over third generation networks will be determined by the needs of consumers over time. However, the Company anticipates that key new product offerings will be facilitated as a result of greater capacity and enhanced network "intelligence".

In April 2001 the Company announced that it had reached agreements with equipment suppliers for its UMTS networks in France, the UK and Germany. Nokia will supply the UMTS radio access networks (RAN) in the UK, Nokia and Alcatel/Fujitsu in France and Nokia and Ericsson in Germany.

Due to the rapid growth of the wirefree and Internet markets, the technologies underlying the two markets are converging as opportunities arise to exploit technology from one market in the other. Convergence is taking place between voice and data transmission. With the rapid growth of data communications, conventional voice telecommunications networks are evolving to high speed data networks based on Internet Protocol technology. While convergence creates new opportunities for network operators and service providers, new challenges must also be addressed, such as redefining tariff structures, developing new network and systems management capabilities and expanding customer services.

In recent years, with the development of value added wirefree services, wirefree network operators and service providers have focused on providing wirefree Internet services. Several technologies have emerged to make the wirefree Internet a reality. Currently, the most wide-spread technology for wirefree Internet is Wireless Access Protocol, or WAP, an open standard defined by the WAP Forum, an organisation of over 300 members, that promotes WAP technology.

In recent years, additional wirefree technologies, such as Bluetooth, have been developed that connect wirefree devices to other devices. The technology is the result of the joint efforts of nine leading companies within the telecommunications and computer industries such as Ericsson, Nokia, IBM and Microsoft. A tiny Bluetooth microchip incorporating a radio transceiver is embedded in digital devices and facilitates fast and secure transmissions of both voice and data. The radio operates in a globally available frequency band, ensuring compatibility worldwide. Bluetooth is a recognised standard and is provided royalty free to members of the Bluetooth Special Interest Company.

4.7.2 Information technology

The Company believes that its information systems are critical to its strategy and consequent success. In 2001, euro 659 million of capital expenditure related to information technology, including computer systems and software, compared to euro 426 million for the year ended 31 December 2000. The Company has developed, implemented and manages a wide range of application systems that support network management, customer registration and billing, customer service, marketing, web and management functions.

The subscriber base has increased rapidly in the last few years. Consequently, the Company has heavily invested in its information technology systems to support and maintain this growth. The Company considers that its systems are designed to utilise the most appropriate technology available on the market combined with technology developed internally. The Company is constantly innovating and developing its information technology to take the Company through to Orange World.

Data warehousing is used to analyse customer behaviour to better meet the needs of existing customers. The product-marketing group also uses this system to identify new opportunities for future propositions. Information requests from its customers and its potential customers are accessible from the Company's distribution network and can be processed quickly and efficiently.

Integration of the Company's information technology systems will be primarily achieved through the consolidation of procurement and the sharing of technical expertise in the development of systems to support new products and services. The sharing of technical expertise will assist the Company by allowing new products and services to be brought quickly to market through the increased availability of the appropriate support systems.

4.8 ROAMING

Roaming allows wirefree customers to make and receive calls while in the coverage area of a network of which they are not clients and to be billed for such service by their home network. Wirefree customers who are roaming can expect to enjoy substantially the same services, features and security while travelling as they do with their home network.

The Company's roaming services were created entirely within the framework of the GSM technical standard and the policies and procedures of the GSM Association. A bilateral relationship is created between two GSM operators by signing a roaming agreement based upon the GSM Association's standard agreement, modified as appropriate for particular circumstances. Generally, these agreements are for an unlimited period, each party being able to terminate the agreement on serving notice. At present, roaming agreements are generally concluded between one or more network operators in different countries, although they can also be negotiated between operators in the same country. After technical and billing tests are successfully concluded, the connection is opened commercially and each party's customers may use the other party's network.

Most of the Company's customers can roam in approximately 116 countries due to the roaming agreements that the Company has concluded with approximately 259 different network operators.

Customer roaming charges reflect the amounts negotiated between each operator and the pricing policy applied by each operator for its customers.

Since October 1999, Orange France has implemented a new pricing structure for its international roaming services for its national contract subscribers through a uniform tariff of 1 euro per minute for 24 regions in Europe and also for La Réunion and the West Indies, for calls within the zone. This package covers the non-French operators which have entered into roaming agreements with Orange France in the following countries: Germany, Austria, Belgium, Denmark, Spain, Finland, Gibraltar, Greece, Guernsey, Ireland, Iceland, Italy, Jersey, Luxembourg, Norway, The Netherlands, Portugal, United Kingdom, Sweden, Switzerland, Andorra, Isle of Man, Faroe Islands, Liechtenstein, La Réunion and the West Indies. Orange UK also offers a simple fixed-rate roaming tariff based on five different regions of the world.

The Company intends to take advantage of its increasingly global footprint to reduce, or even eliminate, roaming charges by allowing its customers to use the products and services of the Company's subsidiaries in each market in which they operate without using the networks of other operators.

4.9 RESEARCH AND DEVELOPMENT

The Company intends to use its research and development teams to develop its products and services and to work closely with France Telecom Recherche & Développement's 3,000 engineers. This collaboration takes place by way of agreements made at arm's length with France Telecom (see Section 4.15.2). At 31 December 2001, the Company had our 100 employees in France developing new technologies related to networks and services such as platforms for value-added services, experimental services that allow wirefree users to access information tailored to their location, new network equipment, radio engineering and information systems. The Company will also continue to collaborate with other interested parties to finance promising research activities.

Although research and development is mainly carried out by each of the Company's operators in response to local market opportunities and needs, several projects are being reviewed at the group level. For instance, the Company is currently taking a lead role in the development of standards and techniques for future communications services. The Company led the formation of the Mobile Internet Wirefree Forum and is active in the European Telecommunications Standardisation Institute and the GSM Memorandum of Understanding Association to ensure that it has a voice in how the industry develops.

Orange UK has also invested in a stand-alone test network in the United Kingdom, which is used for testing and accepting new equipment and services prior to their launch. This test network is a platform for the Company's research and development activities and has been expanded to provide a UMTS test and development area. In collaboration with a number of leading wirefree systems operators, Orange UK deployed and trialled a UMTS test network during 1999. Orange UK has gained a thorough understanding of the technical characteristics of UMTS from these activities. The Company has also begun a work programme to develop and trial key aspects of future high-bandwidth voice and data networks, as well as to produce prototype services for evaluation.

4.10 SUPPLIERS

4.10.1 Network equipment

The Company utilises standard equipment which is available from a limited number of suppliers. Most of this equipment for the GSM network is purchased from Nokia, Motorola, Alcatel, Ericsson and Nortel. Certain subsidiaries also purchase certain network components from various other key suppliers, including Siemens. The Company has decided to buy radio network equipment for future UMTS services from Alcatel, Ericsson and Nokia.

In 2001, the largest contract signed by Orange France with its four main equipment suppliers represented approximately 40% of the total amounts to be paid compared to 46% for the year 2000.

4.10.2 Handsets

The Company purchases handsets from all of the major manufacturers of wirefree telephones, including Nokia, Motorola, Sony, Ericsson, Siemens, Alcatel, Sagem, Philips, Trium (Mitsubishi), Panasonic, Samsung and NEC. The Company offers a wide product range running from entry-level to luxury products in order to meet the needs of the customers in terms of price, ease of use and enjoyment. The types of handsets offered and cost of handsets to the customers vary from country to country. In the future, the Company intends to offer high speed GPRS handsets and handsets adapted to wirefree communication with other appliances such as computers, cameras and personal organisers.

The Company's results could be adversely affected if suppliers do not supply it with adequate equipment on a timely basis.

The Company currently purchases its SIM cards from 5 main suppliers, namely Gemplus, ORGA, Schlumberger, Oberthur and In-card. The Company considers that it has sufficient access to SIM card supply.

The cost of purchasing handsets and SIM cards is included in "cost of sales" (see Section 5.1.4.2).

See Section 4.18.1 for a description of the risks created by the dependence on certain suppliers.

4.11 EMPLOYEES

The following table sets forth the annual average number of full-time equivalent employees by activity in France, the United Kingdom and the Company's consolidated subsidiaries (except within France and the United Kingdom).

	31 December		
	2001	2000	1999
France[1]	6,971	6,077	4,783
Operations (%)	30.1	33.2	35.0
Sales and distribution (%)	50.6	48.7	48.4
Administration (%)	19.3	18.1	16.6
United Kingdom[2]	12,734	10,132	7,077
Operations (%)	19.4	19.8	21.3
Sales and distribution (%)	74.6	72.1	67.1
Administration (%)	6.6	8.1	11.6
Other consolidated subsidiaries	10,265	8,073	5,379
Total	**29,970**	**24,282**	**17,239**

[1] Civil servants employed by France Telecom and performing functions for Orange France pursuant to contracts or outsourcing arrangements between France Telecom and Orange France are included in the Group's average number of employees: they represented 707 average full time equivalents at 31 December 2001, compared to 984 at 31 December 2000. The related costs incurred by Orange France (primarily arising from the recharge by France Telecom of salaries and social charges) are reflected in the reported personnel costs: they amounted to euro 26.4 million in 2001, compared to euro 20.4 million in 2000.

[2] The increase in the number of employees in 1999 in the United Kingdom is due to the increase in the number of employees dedicated to sales and distribution.

None of the wirefree communications businesses has encountered any significant labour unrest.

In France, Orange France is subject to the French 35-hour work-week requirement, and has concluded agreements with its employees in compliance with that requirement. Orange France's non-management employees are represented by most major national French labour unions in negotiations with Orange France. Orange UK employees are not unionised and have no collective bargaining agreement.

The Company operates in a sector of activity and in regions where there may be a lack of qualified personnel. The Company may therefore have difficulties recruiting and retaining certain employees.

4.12 INTELLECTUAL PROPERTY

The Company holds a large portfolio of intellectual property and the trade marks and trade names included in such portfolio are among its most valuable assets.

In the United Kingdom, the Orange brand was developed by Orange UK, a wholly owned subsidiary of the Company. Orange UK has operated the Orange mobile telecommunications network under the Orange brand since 1994. In the last four years, wirefree operators have been licensed to use the Orange brand in a number of other countries, both in and beyond Europe, including Australia, Belgium, Denmark, the Dominican Republic, France, Hong Kong, India, Israel, Romania, Slovakia, Sweden and Thailand. It is intended that the Orange brand will also be licensed for use in three further markets later this year. The Company holds a majority interest in half of the licensed operations.

Since launching its services in the UK in 1994, Orange UK has made and continues to make considerable investment in the development of the Orange brand (the main elements of which are the word mark "ORANGE", the "Orange" logo, the colour orange, and the slogan "the future's bright, the future's Orange") both in the UK and abroad. This investment has resulted in an extensive portfolio of trade mark applications and registrations which is complemented by a portfolio of domain names including orange.com, orange.net, orange.co.uk and orange.fr. Further, the investment has resulted in a high level of international and national brand awareness and recognition, and a great deal of highly valuable goodwill in the Orange brand.

The Company also holds a majority interest in mobile operations in The Netherlands and Belgium, which operate under the Dutchtone and Mobistar brands. The Company's minority owned interests in Italy and Germany, operate under the Wind and MobilCom brands.

Many of the Company's subsidiaries also own, license the use of and are licensed to use intellectual property rights that subsist in a variety of products, services and other technologies.

4.13 PROPERTY

The Company leases land and space on buildings for the installation of transmitters and antenna towers throughout the countries where it operates. Almost all transmitter sites are leased, the majority for initial minimum terms of five to ten years. The Company shares a substantial number of sites with other operators. The Company also owns or leases land and buildings for offices, administrative and customer service centres and technical facilities in several locations throughout the countries where it operates. The Company believes its properties are well maintained and suitable for their intended use.

Orange Holdings UK has granted several guarantees over substantially all of its and its subsidiaries tangible assets to the benefit of financial lending institutions in order to guarantee the repayment of lines of credit, of which euro 2,545 million had been drawn down as at 31 December 2001.

4.14 LEGAL PROCEEDINGS

As is the case with many companies in the telecommunications industry, the Company has from time to time received claims alleging possible unfair competition and infringement of certain intellectual property rights, as well as claims relating to its products or services. Irrespective of the validity or the success of such claims, the Company could incur significant costs with respect to the defence of such claims which could have a material adverse effect on its results of operations or financial condition.

The Company is involved in several court proceedings as part of the ordinary course of its business. Except as described below, there are no legal or arbitration proceedings, including any such proceedings which are active, pending or threatened against, or being brought by, the Company or any of its network operators, or of which it is aware, which are likely to have a material effect on its financial condition, results of operations or liquidity.

The Company was involved in a dispute with the other shareholders in Connect Austria concerning whether there was a breach of a non-compete obligation following the acquisition of Orange plc by Mannesmann AG in November 1999. Arbitration proceedings were started by Orange plc and by Orange Overseas Holding Limited and Orange Austria Limited, who were seeking, among other things, declarations that they were shareholders of Connect Austria at the time these resolutions were passed and that the resolutions expelling them passed at the various meetings in 2000 were null and void. On 23 July 2001, the International Chamber of Commerce confirmed that the Company was a valid shareholder in Connect Austria without limitation to its rights as a 17.5% shareholder. The Company subsequently plans to contribute funding to the joint venture on a pro-rata basis as if the Company had been an active member of the joint venture during the litigation.

A dispute arose between Orange UK and Mannesmann Eurokom GmbH, or Mannesmann Eurokom, concerning a 7% shareholding in the Spanish company Xfera Móviles SA, or Xfera. Xfera was incorporated in Spain on 4 January 2000, specifically as a vehicle through which a consortium would bid for a third generation mobile telephone network licence in Spain. By ministerial order of the Spanish government dated 10 March 2000, Xfera was awarded one of the four UMTS licences.

Mannesmann Eurokom was allotted a 7% shareholding in Xfera, which Orange plc claimed should have been transferred to Orange plc.

The dispute was being heard in the English High Court (Commercial Division). Mannesmann Eurokom served its Particulars of Claim on 11 October 2000 requesting a declaration from the court that no contract exists for the transfer of the shares in Xfera. On 6 December 2000, Orange UK served its defence and counterclaim, alleging the existence of a contract to transfer the shares, at a price which had been fully paid by Orange UK before the end of May 2000, apart from the par value of the shares which had yet to be paid.

The dispute between Orange UK and Vodafone AG (formerly Mannesmann Eurokom) over the ownership of the 7% shareholding in Xfera has been resolved on terms the Company considers satisfactory.

On 13 July 2000, France Telecom, Wirefree Services Denmark, formerly France Telecom Participations Denmark A/S (a wholly owned subsidiary of Orange SA since 29 December 2000), and the minority shareholders of Orange Holding A/S (formerly Mobilix Holding A/S), which owns 100% of Orange A/S (formerly Mobilix A/S), entered into a framework agreement in which it was agreed to put all the Internet activities targeted for the general public into a separate subsidiary. Orange Holding A/S is 53.58% held by Wirefree Services Denmark A/S and 46.42% by minority shareholders. It was also agreed to transfer this subsidiary to Wanadoo SA in consideration for shares in Wanadoo SA at its public offering price of 19 euro per share.

Because of difficulties in the implementation of this agreement, it has never been fulfilled. France Telecom proposed several alternatives to the Orange Holding A/S minority shareholders which have not been accepted by them. On 22 December 2000 the minority shareholders filed a request for arbitration before the International Chamber of Commerce pursuant to the arbitration provision of the framework agreement. The minority shareholders indicated that they are requesting receipt of approximately euro 118 million from France Telecom and Wireless Services Denmark and that the provisions of the framework agreement be strictly enforced. Orange SA is not a party to the dispute and France Telecom has agreed to indemnify Wirefree Services Denmark for any potential losses incurred.

4.15 RELATIONSHIP WITH FRANCE TÉLÉCOM

4.15.1 Agreements between the Company and France Telecom

France Telecom holds a majority interest in the Company. As a result, France Telecom has the voting majority necessary to adopt all resolutions proposed at general meetings of the shareholders, including those resolutions concerning the election of the members of the Board of Directors and the distribution of dividends. France Telecom is, therefore, able to control the business and strategy of the Company.

4.15.1.1 Relationship Agreement

France Telecom and the Company entered into an agreement, dated 17 January 2001, to regulate their ongoing relationship. This agreement will remain in existence for as long as France Telecom owns more than 50% of the share capital of the Company, although it may be terminated by France Telecom if the shares of the Company cease to be listed on the Premier Marché of Euronext Paris and the Official List of the UK Listing Authority. The agreement provides, among other things, that:

- all transactions entered into by a member of the Company are to be judged on their own merits and have regard for the best interests of all shareholders of the Company;
- all transactions between the France Telecom group and the Company (including trading relationships) are to be at arm's length and on normal commercial terms, in particular with regard to research and development;
- France Telecom and the Company are to make all reasonable efforts to avoid any conflict of interest arising between their respective groups;
- the Company will provide France Telecom with all financial information as France Telecom may reasonably request in accordance with the internal reporting requirements of the France Telecom group and for the purpose of establishing the financial statements of the France Telecom group. France Telecom must keep such information confidential;
- the primary object of the Company's business will be to carry on worldwide the businesses of the provision of mobile telecommunications network services and the sale and marketing of mobile voice and mobile data communications products and services and multimedia and multi-device access to these products and services;
- France Telecom will have the right to propose the appointment of four of the ten directors to the Board of the Company, one of which will be the Chairman;
- France Telecom does not intend to establish a business with a view to competing with the mobile communications business of the Company. If France Telecom were to acquire companies with businesses similar to that of the Company, France Telecom will endeavour to offer to the Company the possibility of acquiring such businesses on equivalent terms, unless such a transfer proves impossible for legal or practical reasons. If the business of the Company were to converge with the business of the France Telecom group and result in the two businesses coming into competition with each other, France Telecom and the Company would discuss in good faith the development and continuation of such converging businesses on a joint basis; and
- the Company will manage its financial policy in close co-operation with France Telecom. In particular, if the Company wishes to increase the Company's indebtedness, the Company must first consult with France Telecom and, in the event that France Telecom has surplus funds such that it is able to provide debt finance on better terms in all respects than are otherwise available to the Company, the Company will accept such debt finance from France Telecom.

4.15.1.2 Agreements between Orange SA and France Telecom

In order to benefit from France Telecom's notoriety, the Company has entered into a trademark license agreement with France Telecom. This agreement is for the use by the Company of the figurative France Telecom trademark, in France and abroad, from 1 January 2002. In consideration for this license, the Company pays an annual royalty of 0.13% of the gross turnover of Orange France and some of its French subsidiaries (external "turnover").

In order to benefit from France Telecom's experience in the internal management of accountancy and administrative, legal and financial services, the Company and France Telecom have entered into two agreements, with effect from 1 January 2002, for advice and assistance services. The first agreement was entered into for the benefit of the Company and its French susbidiaries, in consideration for an annual fee of 0.37% of the "external" gross turnover of Orange France and some of its French subsidiaries. The second agreement was entered into for the benefit of the Company and some of its foreign subsidiaries in consideration of an annual fee of 0.10% of the "external" gross turnover of some of the foreign subsidiaries of the Company.

The purpose of these agreements is to invoice back to the Company the actual costs paid by France Telecom and covered by these agreements. The price to pay is determined upon an evaluation of Orange's turnover and the percentage indicated are the results of anticipated actual costs based upon the anticipated turnover. These agreements are in accordance with the provisions of the Relationship Agreement.

4.15.1.3 Financing Agreements

The Company intends to rely principally upon France Telecom to make borrowings or issue debt securities on its behalf and then on-lend the net proceeds to it. France Telecom is under no obligation, however, to provide the Company with sources of liquidity or capital resources (except under the terms of the credit facilities described in Section 5.1.6.2). In addition, the loan agreements should reflect market conditions. For further details, see Section 5.1.6.3.

4.15.2 Agreements between Orange France and France Telecom

Before Orange France became a subsidiary of the Company on 22 August 2000, there were contracts and agreements between France Telecom Mobiles, predecessor to Orange France, and France Telecom to organise services within France Telecom. These contracts and agreements reflect market conditions. Since 22 August 2000, these contracts have been progressively adapted to the new context of the contractual relations between Orange France and France Telecom. A large number of contracts have already been signed and others are still under negotiations. In the meantime, a framework agreement has been prepared for all of the contracts existing between France Telecom Mobiles and France Telecom. This provides that each of these contracts shall remain valid until the signature of any relevant new contract between Orange France and France Telecom and shall amend, for each one of them, the provisions relating to the payment of the services provided, dispute resolution, liability and insurance. The contracts between Orange France and France Telecom are not intended to be replaced by contracts entered into between Orange SA and France Telecom. Contracts between Orange France and France Telecom fall within the scope of the rules set down in the Relationship Agreement. The contracts are on arm's-length terms.

The principal contracts include:

- An interconnection agreement signed in October 2001 regarding the access to the switched public network and interconnection for public digital wirefree services which outlines the terms of interconnection with France Telecom's fixed-line network. The terms of this agreement are non-discriminatory and on the same basis as with agreements with other operators.
- Other framework agreements defining the terms for billing the services performed on the Orange France (formerly Itineris) GSM network and performed by France Telecom personnel who do not work for Orange France. These agreements include:
  - an agreement relating to operation of the radio subsystem (BSS) equipment for the Orange France (formerly Itineris) network. This agreement describes the provision of maintenance services in respect of the BSS systems equipment for the Orange France network, the organisation of such services and the payment for such services;
  - an agreement to provide maintenance services in respect of switching circuits (MSC). Under this agreement, France Telecom is responsible for the repair and maintenance services on certain MSC switching circuits; and
  - an agreement outlining a partnership to deploy radio sites and assure coverage quality for the Orange France (formerly Itineris) network.
- Various marketing and distribution agreements between Orange France and France Telecom.
- An agreement providing for a turnkey telephone information service (712) with direct dial and related services. In parallel to call connection or provision of telephone directory information, the service supplies by mini-SMS text messages the details requested to the subscriber of the Orange France network.
- Various agreements entered into between France Telecom Recherche & Développement (FTR&D) and Orange France, defining the general conditions under which FTR&D agrees to provide research and development services on behalf of Orange France.
- Various agreements with France Telecom/Development division/Information systems division (FT/DVSI).

4.16 REGULATION

4.16.1 EU regulation

Legislative measures adopted by the EU in the telecoms sector are applicable in each of the Member States of the European Union, either with immediate effect in the case of Regulations or in the case of EU directives after the Member States have adopted national implementing legislation. The national regulatory regimes of each Member State accordingly reflect in large part the EU framework.

On 28 June 1990, the European Commission adopted two directives (No. 90/387 and No. 90/388) which launched the process of liberalisation of the European telecommunications market. Directive No. 90/387 lays down the conditions for access and use of the public telecommunications networks within and between the member states ("open network provision") and relates to the harmonisation of technical interfaces, conditions of utilisation and billing principles in order to guarantee access to the telecommunications networks and services which is objective, transparent and non-discriminatory. Directive No. 90/388 relates to the liberalisation of certain telecommunications services. These two directives have been progressively supplemented and extended resulting on 1 January 1998, in the liberalisation and introduction of competition in the provision of all types of telecommunications services across the EU, subject to derogations granted to certain Member States (Greece, Ireland, Portugal, Luxembourg and Spain). Thus, directive No. 90/388 was amended by directive No. 96/2 of 16 January 1996 in order to free up wireless telecommunications services prior to 1 January 1998.

On 10 April 1997, the European Parliament and the Council adopted directive No. 97/13, which provides a framework for the attribution of general authorisations or individual licences to network operators and telecommunications services providers on the basis of a system which is transparent, objective, and non-discriminatory. This directive provides that the number of licences which can be awarded to mobile network operators may be limited due to the scarcity of available frequency spectrum.

On 30 June 1997, the European Parliament and the Council adopted directive No. 97/33 relating to interconnection which aims to ensure a universal service and interoperability by application of principles for provision of an open network. This directive provides for a "right" to interconnection and therefore imposes an obligation on network operators and service providers to negotiate interconnection with each other.

Certain mobile or fixed-line network operators who have been designated by the national regulatory authorities as having significant market power ("SMP") must offer interconnection to other operators on a non-discriminatory basis when presented with a "reasonable" request. Operators are presumed to have significant power in the national telecommunications market when they have a share of more than 25% in such market. National regulatory authorities may, however, determine that an operator with a market share of less than 25% in the relevant market has SMP, or that an operator with a market share of more than 25% does not. In both cases, the decision takes into account the operator's capacity to influence market conditions, its turnover compared to the size of the market, the control it has over means of access for the end user, facilities of access to financial resources, and its experience in the provision of products and services on this market.

Operators designated as having SMP in their domestic interconnection market (in other words fixed-line and wireless interconnection markets) must:

- impose interconnection charges based on transparency and cost oriented principles. The burden of proof that charges are determined on the basis of actual costs, including a reasonable rate of return on investment, is on the SMP designated operator that is providing interconnection;
- publish a reference interconnection offer which includes a description of interconnection offers, including tariffs. Several different tariffs and terms and conditions for interconnection can be fixed for various categories of operators when these differences can be justified objectively because of the type of interconnection provided or the conditions under which the relevant national licence was granted. The regulator ensures that these differences do not distort competition. It can impose modification of the reference interconnection offer when necessary.

Directive No. 98/10 of 26 February 1998 relating to the application of open network provision to voice telephony imposes certain obligations with respect to interconnection on fixed-line voice telephony operators designated as having SMP in their market. These obligations do not apply to wirefree operators.

The European Commission has undertaken a wide-ranging review of the European telecommunications regulatory regime. On 14 February 2002, the European Community adopted four directives which will replace the existing EU telecommunications harmonisation directives. The stated intention for the changes is to provide an updated flexible regulatory framework for a liberalised market in order to stimulate competition and, in particular, the provision of high-speed Internet access, and to provide a "light touch" regulatory regime for operators and service providers by rolling back regulation in competitive markets. The aim is for the legislation to be in place at the level of EU Member States by May 2003. In the interim, however, national regulatory authorities are likely to be influenced by the proposals when setting national telecommunications policy. In respect of the assessment of SMP, determination that a single operator has SMP will be, amongst other criteria, by reference to the 40% benchmark for a dominant position, as generally adopted in EC competition law. Regulatory authorities will also be able to determine operators to have "joint" SMP with one or more other operators. This will not be based upon market share, but rather on a regulatory authority's analysis of the relevant market and assessment of the competitive nature of the market in accordance with the concept of joint dominance. Legislation from the European Commission later this year is expected to further clarify the concept of joint dominance. Under the new Framework, once a regulatory authority determines an operator to hold, singly or jointly, SMP then the regulatory authority may impose regulatory obligations it deems to be appropriate and proportionate to the competitive state of the relevant market. Under certain circumstances the regulatory authorities decisions may be subject to a review by the European Commission.

The implementation of EU legislation affecting mobile telephony has facilitated the expansion of the Company's activities in the European Union, although it has led to the imposition of additional regulatory obligations on Orange France, which has been designated by the French regulatory authority as having SMP in the French mobile market.

On 14 December 1998, the European Parliament and the Council adopted decision No. 128/1999 concerning the co-ordinated introduction of third generation mobile and wireless communications systems UMTS in the European Union. The decision is intended to facilitate the rapid and co-ordinated introduction of compatible UMTS networks and services in the European Union. The decision provides that Member States must take the action necessary to allow the co-ordinated and gradual introduction of UMTS in their territory by 1 January 2002, and in particular put in place a UMTS authorisation system by 1 January 2000. However, certain Member States may be granted an additional implementation period of up to 12 months upon request prior to 1 January 2000. Formal application for the additional implementation period of this decision had to be filed by 1 January 2000. No Member States have formally applied for this additional period. The decision also provides that Member States must ensure that provision of UMTS services is organised in harmonised frequency bands and in accordance with generalised norms. The UMTS licences awarded to new entrants must allow cross-border roaming within the European Union.

The Member States must also encourage operators to negotiate cross-border roaming agreements to ensure seamless pan-European coverage.

The Company is also subject to general EC competition law, in particular, Articles 81 and 82 of the EC Treaty. These Articles prohibit anti-competitive practices and the abuse of a dominant position, respectively. On 27 July 1999, pursuant to both of these articles, the Competition Directorate of the European Commission launched a sector-specific inquiry into the market for mobile roaming services, particularly to investigate whether charges are unfairly high. This followed receipt by the Commission of a number of complaints as to the apparently high level of roaming charges, the apparent lack of competition in roaming offerings and allegations of various anti-competitive practices. On 13 January 2000, the Commission sent formal information requests to approximately 200 mobile operators, service providers and national competition and telecommunications regulatory authorities. On 13 December 2000, the Commission published its first conclusions after having analysed the data obtained. The Commission found that there were in the roaming market competition issues within the wholesale and retail roaming markets, and they continue to investigate, in co-operation with the competent national authorities, the level of competition. Pursuant to Articles 81 and 82 of the Treaty the Commission may take further action and impose a penalty of up to 10% of the Company's turnover.

The acquisition by France Telecom of Orange plc gave rise to horizontal concentration in the market for telecommunications services in Belgium, where France Telecom is present through its subsidiary Mobistar and Orange UK is present through its 50% equity interest in KPNO. This concentration would have given France Telecom a total market share of 30%. In order to prevent the creation of a duopoly in, or joint dominance of the Belgian market, France Telecom undertook to the European Commission to dispose of the 50% equity interest in KPNO held by Orange UK. On 14 December 2000, France Telecom announced that an agreement had been entered into with its partner in KPNO, KPN Mobile, for the sale of its shareholding (see Section 4.6.1.4). This sale was completed on 7 February 2001.

4.16.2 French regulation

The operation of a wirefree network and the provision of mobile telephony services in France are regulated under the *Code des postes et télécommunications* (Postal and Telecommunications Code, or PTC). The PTC was substantially modified by the Telecommunication Act No. 96-659 of 26 July 1996 (LRT 96: *Loi de réglementation des telecommunications*), which provided the legal framework for the advent of full competition in the telecommunication industry on 1 January 1998.

Although the mobile telecommunications market had been subject to full competition since 1987 when a second operator entered the market, the LRT 96 substantially transformed the regulatory environment in which Orange France provided its services and operated its network. In particular, it defined new licensing, interconnection and numbering regimes. It also instituted the notion of a "universal service" to which all operators must contribute. Finally, it created a new regulatory body, the *Autorité de régulation des télécommunications*, or ART, independent from the Ministry of Telecommunications, and defined the domains of competence of the Telecommunications Minister and ART, respectively. Thus, in addition to matters for which the Minister has sole jurisdiction, Orange France is also subject to the rulings of ART, for example as regards allocation of frequencies, numbering and interconnection.

France Telecom operated its GSM network and provided its mobile telecommunication services pursuant to a fifteen-year licence awarded on 25 March 1991, which was extended to operate the GSM1800 band on 17 November 1998. Following the spinning off of the mobile business as a subsidiary, since 17 August 2000, France Telecom Mobiles SA, renamed Orange France, operates the same network and provides the same services on the same terms and conditions pursuant to a new licence, which expires on 25 March 2006. The original licence granted to France Telecom has been cancelled.

4.16.2.1 Regulatory bodies

Under the PTC, regulatory functions are divided between the Telecommunications Minister and ART. The ART, which commenced operations on 1 January 1997, is a regulatory body independent of the government, with its own staff and its own budget funded partly by fees paid by operators and partly from state funds. The ART has five members who cannot be removed prior to the expiration of their terms. The chairman and two other members are appointed by the government. The two other members are appointed by the president of each house of parliament (the *Assemblée Nationale* and the *Sénat*), respectively. A full term for a member of the ART is six years. A member cannot be reappointed following the completion of his term.

The powers of the ART include participation in the drafting of regulations relating to the telecommunications sector, implementing such regulations and proposing the terms of individual licences. The ART has the power to adopt regulations on specified topics, including the rights and obligations pertaining to the operation of public access networks and the provision of public telephony services, technical and financial aspects of interconnection, technical specifications for networks and terminal equipment, and the operation of networks that are not subject to the requirement to obtain a licence. These regulations take effect upon approval by the Telecommunications Minister. The ART is also charged with establishing and administering the numbering plan and with the attribution of frequencies.

With respect to interconnection, the ART determines, in accordance with the PTC, which operators are required to publish interconnection tariffs and approves the tariffs published. The ART may require, after consultation with the *Conseil de la concurrence* (the French competition authority), that interconnection agreements be modified to protect competition and the interoperability of services. Finally, any operator party to a dispute with another operator over interconnection, the supply of telecommunications services over cable networks or shared usage of rights of way and easements can request that the ART resolve the dispute. An interconnection committee including representatives of operators and chaired by an ART representative advises the ART concerning interconnection.

The ART reviews licences applications. It sets ups the application procedure, the information to be supplied with the application, and, subject to the Telecommunication Minister's review, the terms and conditions connected with the licences ("*cahier des charges*"). It may conduct hearings with the candidates and, finally, makes a recommendation to the Telecommunication Minister, who formally awards the licences. The ART also attributes telephone numbers and, for mobile operators, frequencies. Number and frequency usage by operators, including Orange France, is contingent upon payment of an annual fee.

The ART is also responsible for monitoring compliance by each operator with applicable telecommunications laws and regulations and with its specific licence terms. To sanction violations, it has the powers to revoke or suspend licences, to reduce their term (by a maximum of one year) or to impose fines of up to five per cent. of annual turnover.

Effective as of 1 January 1997, the *Agence Nationale des Fréquences* is responsible for planning, managing and monitoring usage of electromagnetic frequencies and the licensing of certain electromagnetic transmission facilities. The *Agence Nationale des Fréquences* is an autonomous agency of the French government. It is composed of representatives of radio frequency users: government state departments (Defence, Home Office, etc.), the television and radio regulatory authority ("*Conseil Supérieur de l'Audiovisuel*") and, as a representative of telecommunications network operators, the ART.

4.16.2.2 Licences

Under the PTC, a licence from the Telecommunications Minister is required to operate a public access network, including a mobile network, or to provide public telephone services, including mobile telephony. Each licence granted to a public access network operator or a public telephone service provider under the PTC will have an associated list of terms and conditions ("*cahier des charges*") setting forth obligations relating to the specific network or service and incorporating a series of standard provisions established by decree. These standard provisions relate to the technical characteristics and coverage of the network or service (generally expressed in terms of a percentage of the population), its quality, privacy of communications, public safety, higher education and national defence requirements, research and development expenditures, allocation of numbering and frequencies, provisions pertaining to the universal service, provision of directory information, rules pertaining to interconnection and interoperability, equal treatment of foreign operators, ART supervision, use of frequencies allocated to each operator, taxes, management and accounting procedures necessary to guarantee fair competition and tariff publication requirements.

Licences granted by the Telecommunications Minister have a duration of 15 years (except for UMTS licences which have been extended to 20 years by the 2002 Finance Act (article 17)) and are renewable. Licensing will generally entail the payment of initial, annual and ongoing licensing fees and fees for the allocation of numbers and frequencies.

France Telecom was awarded its GSM900 mobile telephony licence pursuant to the PTC in March 1991. This was extended to operate the GSM1800 band in November 1998. A new licence was awarded on 17 August 2000 to FTM SA renamed Orange France, with the same rights and obligations, due to the creation of a separate company. The former licence attributed to France Telecom was terminated at the same time.

The licence attributed to Orange France contains, inter alia, obligations in terms of network coverage (at least 90% of the population), quality of service and customer contracts. The licence can be modified by the Minister, in general, on the basis of recommendations by the ART.

4.16.2.3 Universal service

The PTC includes provisions to ensure the availability to everyone of quality telephone services at an affordable price (referred to as "universal service"). France Telecom is required by the PTC to provide universal service. Any other operator that has the capacity to provide the service nation-wide can apply for designation as a provider of the universal service. No other operator may be required to provide the universal service. However, the obligation to carry emergency calls free of charge applies to all providers of public voice telephony.

The PTC, as implemented by a decree of 13 May 1997, provides for a "Universal Service Fund" to distribute the costs of providing universal service. Every fixed-line or mobile telephony operator is required to contribute in proportion to its share of traffic, and is entitled to be compensated by the Fund for any costs of applying certain favourable tariffs and geographically averaged tariffs. Contributions to the Universal Service Fund are netted against compensation from the Fund.

The amounts of the contributions to finance the universal service are determined annually by the Telecommunications Minister based on the recommendations of the ART and detailed methodology set forth in a decree.

4.16.2.4 Interconnection

The operator of any public telecommunications network in France is required to permit interconnection with its network to other public network operators and public telephone service providers, on objective, transparent and in the case of operators with Significant Market Power, or SMP, on non-discriminatory terms. As a result, France Telecom is required to provide interconnection to its competitors on terms comparable to those afforded to its subsidiaries, such as Orange France, and to its divisions and business partners. Interconnection requests are governed by agreements between the parties, which must conform to the requirements of the PTC and its implementing decrees and be filed with the ART. The ART has the power, after consultation with the French competition authority, the *Conseil de la concurrence*, to require modification of an interconnection agreement in the interest of fair competition or interoperability of telecommunications services. Finally, any party to an interconnection dispute or any operator which cannot agree on interconnection terms with another operator can request arbitration by the ART, whose decisions are binding.

According to the EU Interconnection Directives (see Section 4.16.1) any operator with a market share exceeding 25% in a relevant market is presumed to have a significant market power (also called an "SMP operator") and thus must comply with additional regulatory requirements. In France, the ART is responsible, after consultation with the Competition Council, for determining which operators are subject to these requirements.

By application of ART decision No. 01-750 of 25 July 2001, France Telecom is the only operator designated for the year 2002 as having significant market power on the fixed-line telephone market. As a result, France Telecom has to publish a Reference Interconnection Offer ("*Catalogue d'interconnexion*").

According to the ART decision No. 99-767 dated 15 September 1999, and the decision No. 99-823 dated 30 September 1999, Orange France and SFR are, for the year 2000, the two mobile operators that are considered to have a "significant market power" (SMP) in the retail mobile telephony market and on the French interconnection market, and must therefore also comply with the rules relating to such operators. The ART restated these decisions for 2001 on 15 December 2000 (No. 00-1328) and for 2002 on 14 December 2001 (No. 01-1206). On 16 November 2001 ART issued two decisions aimed at the two SMP operators on the national market for interconnection. The decisions impose on Orange France and SFR a reduction of approximately 40% in national interconnection charges relating to calls terminating on their networks over a three-year period.

4.16.2.5 Numbering

The ART implements and supervises a national numbering system, which ensures equivalent numbering formats and equal access for users of the various telecommunications networks and services. Since 1 January 1998, France Telecom and the other fixed-line telecommunications operators are required to allow their customers to select a long distance carrier on a call-by-call basis by entering its numeric prefix when calling. Since the beginning of 2000, carrier selection can be done automatically ("carrier pre-selection"). The ART has decided that carrier pre-selection for calls to mobiles will be compulsory for calls terminating in mobile networks starting on 1 November 2000.

Since 1 January 1998, customers who change their local fixed-line telephony operator without changing their geographical location may retain their phone numbers if there is sufficient transfer capacity. Since 1 January 2001, full portability is available on request for fixed-line telephony subscribers. As for mobile telephony, the operators are currently setting up processes in order to provide portability.

4.16.2.6 Rights of way and easements

Public network operators enjoy rights of way over public roads, other parts of the public domain and private properties on equal terms in accordance with the procedures set out in the PTC. The relevant authority may not discriminate among operators and may request the payment of a fee or indemnity. Where Orange France benefits from a right of way or easement, the authority having jurisdiction to grant the right of way may invite Orange France to negotiate shared usage. Any party to a dispute over any such arrangement between operators may request arbitration by the ART.

Public network operators may also establish, under certain conditions and subject to relevant authorisations and the payment of an indemnity, radio-electric easements over public or private property in order to guarantee the optimal transmission of electromagnetic signals.

4.16.2.7 UMTS licences

The procedure to award UMTS licences in mainland France was described in the "*avis*" of the Ministry of the Economy, Finance and Industry, which was published in the "*Journal Officiel*" on 18 August 2000. Following this procedure – a beauty contest – only Orange France and SFR submitted applications to the French government. Of the four UMTS licences, two have remained unsold.

In October 2001, the government decided to reschedule the payment of the UMTS licence fees. The original euro 4,955 million payable in several tranches has been replaced by the following payment schedule:

- One off licence fee of euro 619 million. This amount was paid by Orange France and SFR in September 2001; and
- Annual licence fee of 1% of the 3G turnover.

On 29 December 2001 the Minister of Telecommunications issued a call for tenders for two more UMTS licences. Applications are due by 16 May 2002. Licences will be granted by the end of October 2002.

Each licence is awarded for a 20-year period and each operator will receive the same number of frequencies, i.e., 2 x 15MHz and 1 x 5MHz.

Furthermore, a certain number of obligations are specified, notably:

- After two years, at least 25% of the population shall have access to voice transmission services and 20% of the population shall have access to data transmission services.
- After eight years, at least 80% of the population shall have access to voice transmission services and 60% shall have access to data transmission services.

UMTS operators that do not have a GSM network may complete their network coverage, during the first few years of network roll-out, thanks to national roaming between GSM and UMTS networks. They will also be able to use existing sites to the same extent as their competitors.

4.16.2.8 Limitations on foreign investment

The PTC provides that an operator, such as Orange France, may not be licensed to operate a public network using radio frequency transmission if foreign nationals or corporations own, directly or indirectly, in the aggregate more than 20% of the operator's share capital or voting rights. The PTC also provides that a foreign national or corporation may not acquire an interest in an entity that holds such a licence, if the acquisition would cause the level of foreign ownership of share capital or voting rights to exceed 20%.

A licence granted to an undertaking which comes to be controlled in the terms indicated above may be withdrawn.

These limitations do not apply to ownership by nationals of or corporations based in Member States of the EU or the European Economic Area or of states with which France has entered into reciprocity agreements.

Volume II of the French Code de Commerce and the articles of association of the Company provide for notification requirements each time certain thresholds as regards share ownership or voting rights are crossed.

4.16.3 UK regulation

4.16.3.1 Overview

The operation of mobile telecommunications networks and the provision of mobile telephony services in the United Kingdom is regulated under the Telecommunications Act 1984 ("TA") and the Wireless Telegraphy Acts 1949 and 1998 ("WTA"). The Director General of Telecommunications (DGT) is responsible for the regulation of telecommunications under the TA and heads the Office of Telecommunications (Oftel), the UK telecommunications regulatory authority. The Radiocommunications Agency is responsible for licensing and regulating the use of frequency spectrums under the WTA. The running of a wireless telecommunications network requires two licences, a TA licence and a WTA licence. Orange UK has been granted licences under each Act. The operation of GSM and UMTS licences requires different licences, issued under the WTA 1949 as amended by the 1998 WTA.

In addition to applicable UK legislation and the terms and conditions of the licences granted to operators, UK telecommunications policy is also contained in a number of UK government announcements and White Papers, Oftel consultative documents and statements, and is subject to EU legislation. The United Kingdom has implemented, or is in the process of implementing, all relevant EU telecommunications legislation.

4.16.3.2 Oftel Market Reviews

On 19 September 2000, Oftel announced that it had begun a review of the wireless telecommunications market in the United Kingdom, to examine how competition has developed since its last review in 1998-1999. This review considered the extent of competitive development in the broad market for mobile retail services. In parallel Oftel also conducted a review of mobile call termination rates. On 26 September 2001, Oftel published its conclusions in respect of both reviews. Following its competition review of the broad market for retail mobile services Oftel has concluded that the market is not yet effectively competitive. Vodafone and BTCellnet continue to be determined as possessing Significant Market Power in the Mobile market. Orange has been found not to possess Significant Market Power. However, in recognition that competitiveness has increased since 1999, Oftel considers that it is no longer necessary to mandate Vodafone and BTCellnet to provide mobile airtime to independent service providers. The regulatory process to suspend the service provision regulations commenced on 18 January 2002. Following completion of this exercise no mobile operator in the UK will subject to regulatory obligations to provide airtime to independent service providers.

Oftel concluded in its review of mobile call termination rates that competitive forces are weak in respect of this service. On 26 September 2001 Oftel commenced the regulatory process to introduce mobile call termination price control obligations into the Telecommunications Act Licences of Orange, BTCellnet, One2One and Vodafone. Orange believes that Oftel's analysis is flawed in many respects and as such did not give its consent to the proposed Licence modification. The other mobile operators also objected to the modification.

On 18 December 2001, Oftel announced its intention to refer the matter to the UK Competition Commission. The Competition Commission began its Inquiry on 7 January 2002. The Competition Commission has been requested by Oftel to consider whether the current mobile call termination charges act against the public interest. The Inquiry will be concluded in July 2002 at the earliest. The Competition Commission may extend the duration of the Inquiry by no more than six months from July 2002. The findings of the Competition Commission and any proposed remedies are binding on Oftel and the mobile operators.

4.16.3.3 The Creation of OFCOM

The UK government published on 12 December 2000, a Communications White Paper which included measures to change the regulatory framework of the telecommunications industry. In response to the converging nature of telecommunications, broadcasting and internet services the UK Government proposes that the five sector specific regulatory bodies (Oftel, Radiocommunications Agency, Independent Television Commission, Broadcasting Standards Commission, and the Radio Authority) covering these markets be consolidated into one regulatory body for the communications sector: OFCOM. The main objectives are: to make the United Kingdom the most dynamic and competitive communications and media market in the world; to ensure universal access to a choice of diverse and high quality services; and to ensure that the rights of citizens and consumers are safeguarded. OFCOM would have a primary aim to protect the consumer and would have sector specific powers to promote effective competition in the communications market for the benefit of consumers. Spectrum management will also be included in OFCOM's new responsibilities. The UK government has stated that it intends to bring forward draft legislation in Spring 2002 with the intention of implementing a new Communications Act and establishing OFCOM during the Autumn of 2003.

4.16.3.4 Telecommunications Act licences
TA licences permit licensees to install and operate a telecommunications system over which telecommunications services may be provided. TA licences may be granted to individual operators or apply to a class of persons. There are various types of both individual and class licences. Certain individual licences for both fixed and mobile networks are designated as public telecommunications operator, or PTO, licences.

PTOs are generally required to satisfy certain service obligations and other obligations. Holders of PTO licences are granted certain rights and obligations relating to the installation and maintenance of apparatus, such as cables and equipment on private or public land, and are permitted to undertake civil construction and public works in the same manner as other public utilities and to undertake certain permitted developments without having to obtain express planning permission. Pursuant to the Telecommunications (Interconnection) Regulations 1997, certain operators – including substantially all PTOs – have a right to request interconnection from, and are subject to a reciprocal obligation to provide interconnection when requested, to another operator.

Some of the obligations contained in TA licences are effective only when the Director General of Telecommunications has determined that the operator in question has SMP or "market influence" for the purposes of the licence. No such determination has been made in respect of Orange UK.

Orange UK holds a mobile PTO licence under the TA, which permits it to operate a mobile telecommunications network and a fixed network. Orange UK also has full interconnection rights under the Telecommunications (Interconnection) Regulations 1997. TA licences were granted for an initial duration of 25 years and are terminable by the Secretary of State for Trade and Industry on 10 years' notice given at any time after the end of the fifteenth year. Orange UK's current TA licence does not expire until 2020 at the earliest. Other subsidiaries have been granted licences under the TA and WTA in connection with other businesses including the paging business.

Orange Paging (formerly Hutchison Paging) ceased trading on 30 June 2001. Its TA licence to operate telecommunications systems for the provision of radio-paging services will be surrendered to the Department of Trade and Industry (DTI) during 2002.

The DGT may modify the conditions of TA licences with the licensee's consent, subject to a limited power of veto by the Secretary of State for Trade and Industry. The DGT may also in certain circumstances modify the terms of an individual licence where he does not receive objections from the licensee whose licences are to be modified or if he considers the modification to be "deregulatory". If objections are received, the DGT may decide not to revise the proposal or refer the matter to the Competition Commission, which will consider whether the proposed modification would be in the public interest.

The DGT must impose modifications if, following a reference by it to the Competition Commission, the Competition Commission considers that the matter referred operates or may be expected to operate against the public interest and the Competition Commission recommends a licence modification to prevent or remedy any adverse effects that are identified. Before any licence modifications are made, notice must be given to licensees and to all persons likely to be affected by the modifications.

The Secretary of State for Trade and Industry also has power, under the European Communities Act 1972, to modify TA licences to reflect the provisions of EU Directives.

4.16.3.5 Spectrum allocation
Orange UK and the other mobile network operators in the United Kingdom have been granted WTA licences that permit such operators to establish and use sending and receiving stations for wirefree transmissions in the operation of their mobile networks. WTA licences allocate portions of the radio frequency spectrum to each mobile network operator.

One2One and Orange UK have each been allocated 2 x 30 MHz of the 1800 MHz spectrum for the running of a second generation network (GSM). Vodafone and BTCellnet each have 2 x 17.5 MHz of the 900 MHz spectrum digital GSM networks and have been awarded an additional 2 x 5.75 MHz each of the 1800 MHz spectrum which is available for use subject to the relocation of existing users of the spectrum. Vodafone and BTCellnet relinquished 2 x 4 MHz of 900 MHz spectrum upon switching off their analogue networks.

The UK Government has enacted legislation, the Wireless Telegraphy Act 1998, which enables it to set spectrum fees at a rate above the administrative cost of managing that spectrum and to allow for auctions of spectrum for future services, including UMTS. The Government has confirmed that the existing four mobile operators will not be subject to auctions for the continued use of their current second generation spectrum allocations.

Orange UK is one of five mobile operators licensed to provide third generation mobile services in the UK using UMTS spectrum. The other licensees are Vodafone, BTCellnet, One2One and Hutchison 3G. The licences were allocated by competitive auction in 2000. Orange UK, One2One and BTCellnet have each been allocated 2 x 10 MHz paired and 1 x 5 MHz unpaired of the UMTS spectrum. Vodafone has been allocated 2 x 15 MHz paired and Hutchison 3G has been allocated 2 x 15 MHz paired and 1 x 5 MHz unpaired of the UMTS spectrum. Hutchison 3G has indicated publicly that it will launch commercial third generation services towards the end of 2002.

Orange UK's WTA licences specify the principal technical requirements that Orange UK must comply with including, among other things, the management of the sites from which radio frequencies are emitted and the use of approved apparatus. Inspection obligations are also included. The operation of wireless telegraphy stations can be restricted or the stations can be closed down on a temporary or permanent basis by the Secretary of State for Trade and Industry if Orange UK is in breach of its licence or if undue interference is being created. Orange UK may also be required to modify or restrict its use or permanently close down radio equipment in the interests of long-term spectrum planning or in the event of a state of emergency being declared. Orange UK's WTA licence continues in force until surrendered by it, subject to variation or revocation by the Secretary of State for Trade and Industry.

The Radiocommunications Agency commenced a consultation on the policy issues surrounding the use of licence exempt spectrum for public telecommunications services in October 2001. The consultation period closed on 15 February 2002. The regulatory policy that will be developed following consideration of the consultation responses provide a framework for the use of spectrum with local area wireless technologies such as WLANs, Bluetooth and UMTS. Changes to regulatory policy could remove the distinction between public and private spectrum and enable charging for commercial services using licence exempt spectrum. Orange UK considers that, with the adoption of an appropriate regulatory framework, the deployment of such technologies using licence exempt spectrum will be complementary to services offered over its UMTS spectrum.

4.16.3.6 Interconnection policy

Mobile systems must connect with the telecommunications systems of other PTOs, both fixed and mobile, in order to complete calls that do not originate or terminate on their system. Operators' rights and obligations to interconnection are governed by the Telecommunications (Interconnection) Regulations 1997 (see above), which implement the EC Interconnection Directive. If, after negotiation between the parties, certain interconnection terms cannot be agreed between operators, the DGT can be asked to determine such terms. In addition, the DGT has the power to investigate the terms of an interconnection agreement on his own initiative.

Pursuant to the EU Interconnection Directive, Oftel has determined that British Telecom and Kingston Communications (Hull) Limited have SMP in the fixed-line and rented-line markets in which they operate. Oftel has also held that British Telecom has SMP on the national interconnection market. British Telecom and Kingston Communications (Hull) Limited are also subject to certain additional obligations. No mobile operators have been determined to have SMP in the national market for interconnection and so the principles of transparency and cost orientation do not apply to the four mobile operators in the UK market. However, as highlighted above Oftel has proposed that a cost oriented price control be imposed on the mobile interconnect termination rates of the four operators.

4.16.3.7 Interconnection agreement with British Telecom

Orange UK first entered into an Interconnection Agreement with British Telecom in July 1993.

Under the Interconnection Agreement, Orange UK was required, along with British Telecom, subject to the terms of the agreement, to interconnect, and to keep interconnected, their respective telecommunications systems. Orange UK was also required to order, and British Telecom was required to provide, sufficient interconnection circuits to meet the forecast or actual traffic. Each of British Telecom and Orange UK is required to use reasonable endeavours to provide sufficient switching capacity to meet traffic volumes on each interconnection route and to ensure that busy-hour call completion rates are no less than those normally encountered within Orange UK's system. The Interconnection Agreement also provides for the leasing of fixed links from British Telecom.

In 1996, the Company migrated to British Telecom's Revised Standard Interconnection Agreement, the RSIA. This provided Orange UK with the benefits of element-based interconnect charges of the network and cost-sharing on interconnect links. In 1998, Orange UK migrated to British Telecom's "Network Charge Control Interconnect Agreement". This allowed Orange UK to benefit from the lower interconnection charges offered by British Telecom. British Telecom's interconnection charges are set on the basis of long run average incremental costs plus appropriate mark-ups.

Orange UK currently has, or is negotiating with other PTOs for direct interconnection if and when justified by call traffic. Such connections would reduce the need to route calls through British Telecom.

4.16.3.8 Price regulation

Telecommunications tariffs in the United Kingdom are not generally subject to the prior approval or review by regulatory authorities. Only British Telecom, as the dominant ex-monopoly fixed operator, is limited by retail price restrictions imposed by Oftel. Other TA licences have no retail price restrictions. As noted above, TA licences do, however, require operators designated as having SMP in the relevant markets to publish the terms and conditions on which they offer certain telecommunications services. Oftel has not designated Orange UK as having SMP for this purpose.

4.16.3.9 Portability of mobile numbers

Telephone number portability permits subscribers to retain their telephone numbers when changing telecommunications operators. Since 1 January 1999, all holders of wireless public telecommunications operator licences have been obliged to provide and have offered portability of mobile telephone numbers on request, subject to certain conditions. During October 2001 a new industry number transfer process was introduced reducing the standard transfer timescale from 28 calendar days to seven calendar days.

4.16.3.10 Competition Act

The UK Government has enacted a new Competition Act which came into force on 1 March 2000. It grants powers to the industry-specific regulators and to the Director General of Fair Trading for the prohibition of anti-competitive agreements, concerted practices and abuses of a dominant position. The Competition Act introduces third party rights, stronger investigative powers, interim measures and effective enforcement powers, and in particular the power to impose substantial fines and injunctions.

The Competition Act gives the Director General of Telecommunications powers, exercisable concurrently with the Director General of Fair Trading, in relation to "commercial activities connected with telecommunications". One effect of the Competition Act is that third parties can bring enforcement actions before the United Kingdom courts directly against telecommunications operators who are in breach of prohibitions, and seek damages, rather than having to wait for the DGT to make a final order to enforce the conditions of the operators' licence, as is the case under the TA.

4.16.3.11 E-money Regulations

The UK Government (Treasury) and Financial Services Authority (FSA) are currently consulting on the transposition of the EU Directive 2000/46/EC of the European Parliament and of the Council of 18 September 2000 on the taking up, pursuit of and prudential supervision of the business of electronic money institutions (the E-Money directive) into UK law. It is the UK Government's intention to implement the relevant Regulation on 27 April 2002. The provision of e-money services will be subject to the regulatory oversight of the FSA.

The E-Money directive defines "electronic money" as monetary value as represented by a claim on the issuer which is:
(i) stored on an electronic device;
(ii) issued on receipt of funds of an amount not less in value than the monetary value issued; or
(iii) accepted as means of payment by undertakings other than the issuer.

There is currently some uncertainty as to whether existing pre-payment methods for the purchase of mobile telephony will be captured by the UK Regulations. Discussions are ongoing with Treasury and FSA. Consequently Orange UK may be required to gain the necessary FSA authorisations under the E-Money Regulations in order to continue to offer prepaid mobile payment mechanisms. In any event it is also anticipated that this FSA authorisation would be required for any stored value proposition that would facilitate the purchase of a broader range of goods and services.

4.17 INVESTMENT POLICIES

Please see Sections 5.1.5.1, 5.1.5.2 and 5.1.5.3.

4.18 RISK FACTORS

Prospective investors should carefully consider the risks described below before deciding whether or not to invest in the Company.

4.18.1 Risks related to the business activities of the Company

The Company does not have a controlling interest in certain of its ventures and in the future it may enter ventures in which it does not have controlling interests.

In certain of its operations, such as Italy and Germany, the Company holds non-controlling interests. Under the governing documents for certain of these operations, key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions may require the consent of the Company's partners or in certain cases may be approved without the Company's consent. These limitations could make it difficult for the Company to pursue corporate objectives in the future.

A key element of the Company's business strategy is to re-brand most of its European operations with the Orange brand and, ultimately, to introduce new products, services and operations under the Orange brand. The Company's current and future partners in ventures in which the Company does not have a controlling interest may not agree with the Company's branding strategy when it is presented to them.

Potential difficulties in integrating the Company's current operations or any potential future operations, including difficulties in the integration of the Orange Brand throughout the Company, may adversely affect the Company's results of operations.

The Company was formed by the combination of two groups that have previously operated independently of each other. A critical component of the Company's growth strategy is to take advantage of significant revenue, cost and capital expenditure synergies that it anticipates will arise from the combination of Orange UK, Orange France and the other businesses included within the Company. The on-going process of effectively integrating these entities into one entity has required and will continue to require significant managerial and financial resources. The costs and time required to integrate these businesses into one company could cause the interruption of, or a loss of momentum in, the activities of any one or several of the operations of the constituent entities, at least in the short-term. In addition, one of the Company's principal strategies is the expansion of the Orange brand footprint in its current controlled operations and in any potential new markets it enters. The inability to effectively integrate or promote the Orange Brand, any dilution of the integrity of the brand or the inability to sustain the values of the Orange brand across the Company's controlled operations or in future markets may have an adverse affect on the Company's operations.

The Company's capital expenditures may require additional financing which could adversely affect its financial condition.

The Company believes that cash from operations, borrowings under the facilities arranged by France Telecom and vendor financing will provide sufficient financial resources and to meet its projected capital and other expenditure requirements over the next 12 months and to settle or refinance its projected liabilities as they fall due. However, if the Company has underestimated its capital requirements or overestimated its future cash flows, it may be forced to issue equity or incur additional debt, including entering into finance lease arrangements. The Company cannot assure you that future conditions in the loan and debt and equity capital markets will not adversely affect its financial condition or results of operations, particularly if the cost of capital increases as it and other wireless operators seek increasingly large amounts of debt and equity financing to develop and expand their respective operations.

The Company's business and future prospects could be materially adversely affected if it cannot obtain upon satisfactory terms the necessary financing to build new networks, maintain and upgrade its existing networks or develop and promote new products and services or if it cannot obtain these financings because it operates in the telecommunication industry. Failure to receive this financial support, or obtain other financing, although unlikely because of France Telecom's stated intention to provide financial support to it in the future, could lead to a loss of customers and market share, which, in turn, could have a material adverse effect on the Company's future prospects, business, operating results or financial condition.

Furthermore, if the Company is forced to incur additional debt to fund these investments, such additional debt may increase the risk of a credit rating downgrade, which could have a material adverse effect on the Company's ability to finance necessary investments.

The Company's investments in networks, licences and new products and services may not result in increased revenues per customer.

The Company anticipates that it will need to make significant investments in its networks in order to offer new products and services and expand into new countries of operation. These investments include anticipated upgrades to its current networks, costs associated with the acquisition of UMTS licences and the construction of UMTS networks, the cost of developing and marketing new products and services and costs incurred in acquiring other businesses. There can be no assurance that there will be the necessary demand for these new services. Accordingly, the benefits that the Company expects to gain from such investments may not materialise, and it may not recoup its costs of obtaining such licences and making such investments.

The increase in the Company's leverage and level of indebtedness could have a material adverse effect on its operating and financial flexibility.

The Company has entered into a number of debt agreements, which it has used to finance the ongoing capital expenditures of its current networks, the anticipated costs associated with acquiring UMTS licences and the construction of its UMTS networks. At 31 December 2001, the Company had total net debt of euro 6,214 million and net equity of euro 18,830 million. To the extent that the Company's total indebtedness materially increases, the possible negative consequences would include:

- high debt-service costs that adversely affect the Company's results of operations;
- allocations of increasing amounts of cash flow for debt service;
- increased difficulty in obtaining future financing;
- reduction of any credit ratings issued by rating agencies in respect of the Company's debt;
- exposure to interest and exchange rate fluctuations;
- restrictions on the Company's capital resources and/or operations imposed by lenders; and
- reduced flexibility to take advantage of, or pursue, other business opportunities.

The Company's debt agreements contain a number of financial, operating and other obligations that limit its operating and financial flexibility. The Company's ability to comply with these obligations depends on the future performance of its businesses. In addition, although France Telecom has stated its intention to participate in the financing of the Company's future growth, there can be no assurance that the obligations under the Company's debt agreements will not materially adversely affect the Company's ability to finance its future operations, or that they will not prevent the Company from engaging in other business activities that may be in the Company's best interest.

The Company depends on a limited number of suppliers for its network equipment and services. The Company's results of operations could be materially adversely affected if its suppliers fail to provide it with adequate equipment.

The construction and operation of the Company's networks and the provision of its services are dependent on the Company's ability to obtain adequate supplies of a number of items on a timely basis. These include handsets and transmission, switching and other network equipment. Handsets in particular are subject to supply constraints from time to time.

The number of companies that manufacture and supply equipment for use in wirefree communications networks is limited. Therefore, the Company has few options in purchasing the necessary equipment for its networks. In addition, the Company expects to roll out its UMTS networks in several European countries at the same time that many of its competitors roll out their own UMTS networks throughout Europe. This, combined with the limited number of suppliers of UMTS network equipment, is likely to create high demand for, and may extend delivery times of, such equipment, which may cause delays in the construction of its UMTS networks.

The Company's results of operations could be materially adversely affected if suppliers fail to provide it with adequate equipment in a timely manner or if the price of such supplies rises significantly. In the Company's experience, suppliers from time to time extend delivery times, limit supplies and increase the price of their supplies due to their supply limitations and other factors. In addition, as a result, the Company may fail to satisfy the requirements of its new licences.

The Company may not be able to develop its less mature operations or joint ventures, enter into or develop future joint ventures or alliances, or make acquisitions necessary to pursue its business strategy.

The Company's group includes a number of businesses that are at an early stage of development. An important part of its business strategy is to develop these businesses as well as its mature businesses, by introducing more advanced value-added services and to pursue targeted international opportunities. The Company will need to continue to enter into joint ventures and alliances with, or acquire, other wirefree operators, providers of appropriate content, products, services, Internet sites, search engines and portals to enable it to provide such services and move into new product markets and countries of operation. If the Company fails to fully develop its early stage businesses or to identify or complete future transactions, its growth strategy may be materially adversely affected, which may have a material negative impact on its operating results and financial condition.

In addition, as the Company continues to expand internationally through joint ventures, strategic alliances and acquisitions, it may be faced with additional challenges, which include:

- the successful integration of these new businesses and accompanying products, services and content with the Company's services, products and brand;
- the retention of the acquired companies' customers;
- the retention of key employees of acquired companies; and
- compliance with new regulatory regimes.

An additional element of the Company's growth strategy is to gain access to some countries as a mobile virtual network operator. The regulatory regime governing third party access to wirefree networks is still evolving, varies from country to country and may prevent the Company from entering certain countries as a mobile virtual network operator, which could have a material adverse impact on its growth.

In future UMTS licence competitions, the Company may fail to obtain new licences, fail to win licences for the spectrum that it wants, or it may have to pay a substantial amount for licences that it does obtain.

Although the Company, and its controlled and minority-owned operations, has already succeeded in obtaining UMTS licences in Austria, Belgium, Denmark, France, Germany, Italy, Portugal, Sweden, Switzerland, The Netherlands and the United Kingdom, the Company's future success will depend in part upon the successful acquisition of wirefree licences relating to developing communications technologies such as UMTS. The Company is participating or plans to participate in competitions for such licences in additional European countries. The Company has no control over the number of licences that will be offered or the spectrum that such licences will provide in any country.

If the Company fails to acquire licences in key markets in which the Company currently does not own a licence, its growth strategy would be materially affected. Accordingly, the Company's business and results of operations may suffer.

Legal proceedings

Orange SA (or other members of its group) is involved in several legal proceedings that are more fully described in Section 4.14. In particular, Orange France's relationship with France Telecom and its leading position in the wirefree communications market have attracted the attention of its competitors and the French and European regulatory authorities. In addition, Orange France and certain of the Company's other operators are regularly involved in legal disputes with competitors as a result of their leading positions in the wirefree communications market in which they operate. Although the Company believes that none of these proceedings would individually have a material adverse effect on its results of operations and financial condition, in aggregate these proceedings could have such an effect.

The value of the Company's current and future international investments in communications companies outside Western Europe may be materially adversely affected by political, economic and legal developments in these countries.

The Company has made, and may in the future make, a significant number of investments in communications operators in countries in Eastern Europe, the Middle East, the Caribbean, Asia, South America and Africa. Today, some of these countries have political, economic and legal systems that are unpredictable. Political or economic upheaval or changes in laws may harm the operations of the companies in which the Company has invested. This may impair the value of these investments to the Company.

The Company's business may be impacted by financial market risk, including exchange rate fluctuations and movements in interest rates.

In the normal course of its business, the Company is exposed to financial market risk, including movements in interest rates and foreign currency exchange rates. Where appropriate, the Company enters into derivative instruments to hedge underlying exposures to interest rates and foreign currencies. The derivative instruments entered into by the Company are set out in note 13 to the consolidated financial statements of the Company in Section 5.2. As a matter of policy, the Company does not enter into transactions of a speculative or trading nature. The Company is in the process of structuring and implementing a centralised treasury process that will include all of its controlled subsidiaries. The centralisation process will build on its existing treasury management practices and aims to further improve the efficiency of risk management, funding, cash management and overall risk control within the Company.

Over 46.5% of the Company's consolidated revenues come from outside the European Union or from countries that have not adopted the euro, including its operations in the UK and Denmark. The Company transacts business in several countries. The functional currency of its operations in such countries is generally the currency of the local operating environment. As a result, foreign exchange rate fluctuations between currencies, especially between the pound sterling and euro, could have a material adverse effect on the Company's results.

The Company's business may be impacted by certain insurance related risks.

The Company maintains a comprehensive portfoliio of insurance policies in place covering its telecommunications infrastructure, other physical assets, interruption risks as well as legal liability for third party property damage or bodily injury. These policies reflect the nature of the Company's exposures and are in line with accepted terms and conditions available from the insurance market. Any material changes in the premiums the Company pays for insurance could have a material effect on the costs of operations of the Company. The Company reviews on a regular basis its insurance needs for all its companies to ensure that the coverage in place continues to be appropriate.

4.18.2 Risks related to the industry

Increased competition from existing and new competitors, including the entry of mobile virtual network operators, could reduce the Company's revenues.

Although there are currently many barriers to entry, competition in the wirefree communications industry is intense. The Company believes that competition for wirefree services is based principally on:

- the price of services and handsets;
- network quality and coverage;
- the range of products and services offered;
- the quality of customer service; and
- the strength of the brand.

As a result of current trends in the telecommunications industry in Europe, such as the rapid convergence of technologies, the Company expects competition to increase in the future. The Company currently faces, and expects in the future to face, direct competition from wirefree communications services and from mobile virtual network operators, which include industries as varied as retailing and banking, as well as indirect competition from traditional providers of fixed-line telephony. Increased competition, both from new entrants and existing operators that widen the scope of their current telecommunications activities, could:

- affect the Company's ability to attract and retain customers;
- reduce the Company's share of net customer additions; and/or
- force the Company to reduce the pricing of its products and services.

The Company operates in highly regulated markets that limit its flexibility to manage its business.

The Company must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of its networks and the provision and pricing of its products and services in the countries in which it operates. The Company must also cooperate with agencies or other governmental authorities that regulate and supervise the allocation of frequency spectrum and which oversee the general competitiveness of the wirefree market.

The Company's business and results of operations and those of its joint ventures and associates could be materially adversely affected by changes in law, regulation or government policies directed at the wirefree markets in which it operates. In particular, decisions by regulators and antitrust authorities concerning the granting, amendment or renewal of licences to the Company, or decisions relating to tariffs, or efforts to expand its group in new markets, or the accessibility of its network to mobile virtual network operators, service providers or its access to third-party networks could materially adversely affect the results of its operations. Recently, national regulators and the European Union have become increasingly concerned with the costs of calls terminating on mobile networks. A number of regulators have decided to reduce these costs. International roaming, which is not currently regulated, may also become regulated following the transposition of the European regulatory provisions.

In addition, legislation, including environmental regulations, exists throughout the Company's markets covering the use and the development of land and buildings for telecommunications purposes. Certain rights and obligations contained within legislation may be subject to change. Amendments to current legislation may affect the ability of the Company to upgrade or roll-out essential network operations and as such may adversely affect the Company's results of operations. Lack of formal commitment to involving environmental national or global initiatives may also adversely impact the Company's reputation. Any such impact on the Company's reputation or material changes to any environmental legislation may adversely affect the Company's cost of operations and could impact the Company's ability to offer the products and services demanded by its customers.

The communications industry is subject to rapid and significant changes in technology that could reduce the appeal of its services.

The Company faces competition from communications technologies that are under development or that will be developed in the future, including cordless technologies and private and shared radio networks.

The Company cannot currently predict how emerging and future technological changes will affect its operations or the competitiveness of its services, nor can the Company predict that new technologies to support its planned services will be available when expected or that customer demand will develop as expected. Similarly, the technologies that it employs may become obsolete or subject to intense competition from new or alternative technologies in the future.

Alleged health risks of wirefree communications devices could lead to decreased wirefree communications usage or increased difficulty in obtaining sites for transmitters.

In the UK, the review of mobile telecommunications health issued by the Independent Expert Group on Mobile Phones, known as the Stewart Report, stated that the balance of evidence to date does not suggest that wirefree phone technologies put the health of the general population at risk. The Department of Health in the UK has nevertheless requested that information is made available to customers so that people can make their own informed choices about how to use mobile phones. In France, the Health Ministry has also requested that mobile operators provide their customers recommendations on the use of a mobile phone and information on remaining uncertainties. While the Company is not aware that health risks related to mobile phone technologies have been substantiated, the actual, or perceived risks associated with mobile communication devices may adversely affect the Company through a reduction in customers, reduced usage per customer, exposure to potential litigation or other liability. In the event that future evidence can be seen to show that such risks exist, legislation may also be introduced that, for example, could further regulate emission levels from handsets or transmitter sites. Such regulations could have an adverse effect on the Company's cost of operations.

Risks relating to the application of the French 35-hour work-week

In France, Orange France is subject to the French 35-hour work-week requirement, and has concluded agreements with its employees in compliance with that requirement. The implementation of the 35-hour work-week requirement by Orange France could have a negative impact on the results of Orange France as a result of a possible corresponding increase in employee costs.

4.18.3 Risks resulting from the Company's affiliation with France Telecom

The interests of France Telecom, the Company's controlling shareholder, may not always coincide with the Company's interests.

France Telecom holds a controlling interest in the Company and has the voting majority necessary to adopt all resolutions of general shareholders' meetings, including those concerning the election of the members of the Company's Board of Directors and the distribution of dividends, subject to French laws regarding related party transactions. France Telecom is, therefore, able to exercise considerable influence on and control over the Company's business and strategy.

Although the Company currently enjoys a strong relationship with France Telecom, which it anticipates will continue in the future, the Company's business goals and those of France Telecom may not always coincide. The business activities and strategies of France Telecom or France Telecom's other subsidiaries, or future developments in the wirefree communications industry, may result in conflicts of interest with the Company's interests or lead to competition between the Company and France Telecom. Although the Company has agreed with France Telecom to manage its relationship in the common interest of its respective shareholders, France Telecom may, in certain circumstances, decide to resolve a conflict of interest in the interest of the France Telecom group as a whole and against the interests of one of the parties concerned, including against the Company.

France Telecom has committed to retain control of the Company. This may limit the Company's ability to use shares for acquisitions, as France Telecom will not agree to be diluted below 50%. This may have a material adverse impact on the Company's business. If France Telecom were to reduce its ownership to below 50%, which is not its intention, it would have to first seek approval from the French State, pursuant to French privatisation laws.

The loss of the Company's relationship with France Telecom would seriously harm the Company's business and prospects.

Through its relationship with France Telecom, the Company benefits from France Telecom's financial strength in procurement of financing, its expertise in research and development and its sales and distribution channels. If the Company's relationship with France Telecom is impaired, the Company's business, financial condition and results of operations could be harmed, and the Company may not be able to achieve its stated objectives.

Although the Company is committed to re-branding its controlled European operations with the Orange brand in the short-term, some of its brands and operations will remain closely identified with France Telecom. These brands and operations may be adversely affected by negative publicity or problems associated with France Telecom.

4.18.4 Risks resulting from share price volatility

Share prices may fluctuate due to a number of factors:

- varying analyses regarding the Company by financial analysts;
- varying forecasts by analysts regarding the mobile telecommunications sector;
- an announcement by the Company or one of its competitors regarding strategic partnerships or transactions;
- the recruitment or departure of key managers; and
- more generally, stock market fluctuation.

4.18.5 General risks

This document contains certain forward-looking statements. These statements refer to future events and to the future financial performance of the Company. All statements other than statements of historical facts included in this document, including, without limitation, certain statements regarding the Company's operations, financial position and business strategy, may constitute forward-looking statements.
In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the Company believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are contained in cautionary statements in this document, including, without limitation, in conjunction with the forward-looking statements included in this document.

Chapter 5

Assets – financial situation

5.1 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

5.1.1. Overview

The Company is one of the leading providers of wirefree communications services worldwide. The Company was formed on 29 December 2000 through the combination of the majority of the wirefree activities in France and certain other countries of France Telecom with those of its subsidiary Orange plc, making it one of the first truly pan-European providers of wirefree communications services.

The Company currently has three segments that reflect the major businesses that make up its operations:

- France;
- United Kingdom; and
- Rest of World, which includes Belgium, Botswana, Cameroon, Denmark, Dominican Republic, Ivory Coast, Madagascar, The Netherlands, Romania, Slovakia, Sweden, and Switzerland. Rest of World also includes the Company's minority owned operations in Austria, Germany, India, Italy, Portugal and Thailand. This segment also includes activities relating to the development of new wirefree multimedia services.

Presentation of financial information

This discussion and analysis is based on the following financial information:

- The audited consolidated financial statements for the years ended 31 December 2001 and 2000,
- The unaudited pro forma consolidated income statements and selected cash flow data for the years ended 31 December 2000 and 1999, and
- The unaudited pro forma selected balance sheet data for the year ended 31 December 1999.

As the Company was formed on 29 December 2000, the consolidated income statement and consolidated cash flow statement for 2000 only reflect activity from that date. Consequently and in order to enable comparison with the audited consolidated income statement and cash flow statement for the 12-month period ended 31 December 2001, unaudited pro forma income statements and selected cash flow data were prepared for the years ended 31 December 2000 and 1999. Additionally, unaudited pro forma selected balance sheet data were prepared for the year ended 31 December 1999. This pro forma financial information is intended to reflect the Company's results of operations, financial position and changes in cash and indebtedness as if the Company had existed over those two periods. It is presented for illustrative purposes only and is not necessarily indicative of what the Company's results of operations, financial position and changes in cash and indebtedness would have been had the Company's inception occurred at an earlier date.

Operations legally transferred to the Company before 31 December 2000 have been consolidated or accounted for under the equity method based on the Company's ownership at 31 December 2000. The Company's investments in KPNO and Hutchison Telecommunications GmbH are accounted for as non consolidated investments.

Borrowings contracted to finance (i) the acquisition of assets from France Telecom at the Company's inception (ii) the UK and Dutch UMTS licences and (iii) the acquisition of Ananova and BITCO (which owns Orange TA in Thailand) are deemed to have been extinguished by the share capital increases of Orange plc and the Company. Consequently, interest expenses incurred on these borrowings are not reflected in the pro forma consolidated income statements. In addition, the remaining cash balance resulting from the above mentioned share capital increases is deemed to have been placed on deposit with France Telecom during the second half of 2000. The related interest income has been reflected in the pro forma consolidated income statement for the year ended 31 December 2000.

No synergies have been reflected in the pro forma financial information over the periods presented.

The unaudited pro forma consolidated financial statements were prepared principally using the financial statements of the various consolidated entities together with accounting information taken from France Telecom's records.

Critical Accounting Policies

Management's discussion and analysis of the Company's financial condition and results of operations is based upon its consolidated financial statements (and unaudited pro forma income statements, selected cash flow and balance sheet data), which have been prepared in accordance with accounting principles generally accepted in France. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer programmes and incentives, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, restructuring, long-term service contracts, pensions and other post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes that the following critical accounting policies, amongst others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements (and unaudited pro forma income statements, selected cash flow and balance sheet data).

Revenue Recognition and Credit Rrisk on Trade Accounts Receivable

Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services. Revenues from airtime, roaming and other services are recognised when the service is rendered. Revenues from sales of telecommunication equipment and connection charges are recognised upon delivery to the customer or activation by the customer, as appropriate.

In assessing credit risk on trade accounts receivable, estimates and assumptions are required in determining the expected conversion of the revenue streams to cash collected. The reserve estimation process requires that management make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the credit worthiness of our customers, and other relevant factors.

Impairment of Goodwill and of Long Lived Assets

The value in use of goodwill is subject to impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognise impairment is assessed with reference to non-discounted cash flows within the economic and operating assumptions used by the management of the Company.

Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on future cash flows discounted at appropriate rates, taking into account benefits expected at acquisition, such as synergies expected to result from the integration of the business with the Company's operations and the strategic position of the business for the Company.

Long-lived assets, consisting primarily of property, plant and equipment and intangibles (excluding goodwill), comprise a significant portion of the Company's total assets. Changes in technology or changes in the company's intended use of these assets may cause the estimated period of use or the value of these assets to change. The Company performs annual internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property, plant and equipment. Plant, property and equipment and intangible assets (excluding goodwill) are written down when, as a result of these studies, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the non-discounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions. Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

The Company believes that the estimates and assumptions used in both setting estimated useful lives and testing the assets for impairment are reasonable.

Deferred Income Taxes
Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realise all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realise its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

5.1.2 Selected consolidated financial and operating data
In the Rest of World segment, the Company's majority owned operations in Belgium, Botswana, Cameroon, Denmark, Dominican Republic, Ivory Coast, Madagascar, The Netherlands, Romania, Slovakia, Sweden and Switzerland are fully consolidated. The minority owned operations where the Company has management influence in Germany, Italy and Thailand have been accounted for under the equity method, whilst its minority owned investments in Austria, India and Portugal have not been consolidated.

The consolidated income statements, selected consolidated cash flow and balance sheet data do not reflect the wirefree interests of France Telecom in MobiNil (Egypt), PTK Centertel (Poland) or FTML (Lebanon). France Télecom intends to transfer to the Company's group its interests in PTK Centertel (Poland) and FTML (Lebanon) when regulatory and business conditions permit and negotiations with France Telecom's partners are complete (see Section 4.6.3.4.). As negotiations regarding MobiNil are finalised, the transfer to the Company of France Telecom's interests in MobiNil is expected to occur in 2002. See Section 7.1.1.

(millions of euro, except data per share)	2001	Year ended 31 December 2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
Profit and loss account data[1]			
Turnover			
France	6,876	5,690	4,056
UK	5,337	4,211	2,392
Rest of World	2,941	2,193	1,182
Inter-segment eliminations	(67)	(35)	(45)
Total	**15,087**	**12,059**	**7,585**
Cost of sales	(5,815)	(5,358)	(3,454)
Selling, general and administrative expenses	(5,942)	(4,902)	(3,184)
Research and development expenses	(42)	(34)	(28)
EBITDA[2]			
France	2,185	1,529	944
UK	1,277	759	380
Rest of World	16	(443)	(384)
Group costs	(190)	(80)	(21)
Total	**3,288**	**1,765**	**919**
Depreciation and amortisation (excluding goodwill)	(1,848)	(1,382)	(1,030)
Operating income/(loss)			
France	1,624	1,028	450
UK	612	326	90
Rest of World	(606)	(891)	(630)
Group costs	(190)	(80)	(21)
Total	**1,440**	**383**	**(111)**
Interest expenses, net	(438)	(392)	(296)
Other non-operating expenses, net	(12)	–	(2)
Equity in net loss of affiliates (excluding goodwill amortisation)	(604)	(400)	(221)
Profit/(loss) before income taxes, goodwill amortisation and minority interests	**386**	**(409)**	**(630)**
Income taxes	(684)	(459)	(241)
Goodwill amortisation	(556)	(612)	(590)
Minority interests	(32)	159	139
Loss before exceptional impairment charge	**(886)**	**(1,321)**	**(1,322)**
Exceptional impairment charge	(3,635)	–	–
Net loss	**(4,521)**	**(1,321)**	**(1,322)**
Loss before exceptional impairment charge per share (basic and diluted)	(0.18)	(0.28)	(0.28)
Net loss per share (basic and diluted)	(0.94)	(0.28)	(0.28)

(millions of euro, except data per share)	2001	Year ended 31 December 2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
Selected cash flow data [1]			
Funds generated from operations	2,448	1,084	718
Purchase of property, plant, equipment and intangible assets (excluding UMTS licences)	(3,018)	(3,330)	(2,241)
Vendor financing	234	–	–
Purchase of UMTS licences	(873)	(7,268)	–
Changes in other operating assets and liabilities	208	559	144
Total free cash flow	**(1,001)**	**(8,955)**	**(1,379)**
Cash paid for investment securities and acquired business, net of cash acquired	(669)	(1,103)	(420)
Proceeds from the sale of investments and other assets	545	–	94
Changes in net debt and in shareholder's contribution	**(1,125)**	**(10,058)**	**(1,705)**
Selected balance sheet data (at year end) [1]			
Long-term assets	28,198	29,507	19,788
Shareholders' equity [3]	18,830	22,499	13,245
Net debt [3] [11]	6,214	5,038	5,534
Net debt to EBITDA ratio	1.89	2.85	6.02

	2001	Year ended 31 December 2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
Operating data			
France[12]			
Customers (in thousands) (period end)	17,823	14,311	10,051
Contract	9,445	7,875	6,418
Prepaid	8,378	6,436	3,633
Annual average revenue per user (euro)[4]	392	426	522
Contract	583	592	623
Prepaid	175	179	246
Monthly average usage per user (minutes)[5]	138	147	160
Contract	213	207	193
Prepaid	51	58	67
Churn [6] [12]	20.6%	20.5%	22.7%
Contract [12]	18.6%	22.7%	19.4%
Prepaid	23.4%	17.2%	31.6%
Subscriber acquisition costs per connection (euro)[7]	135	155	160
UK			
Customers (in thousands) (period end)	12,387	9,834	4,894
Contract	3,761	3,077	2,443
Prepaid	8,626	6,757	2,451
Annual average revenue per user (euro)[4] [8]	396	459	577
Contract	885	861	752
Prepaid	194	207	235
Monthly average usage per user (minutes)[5]	138	159	175
Contract	335	303	227
Prepaid	57	68	73
Churn[6]	18.4%	9.2%	18.1%
Contract	26.3%[9]	23.8%[9]	21.1%
Prepaid	19.7%	5.3%	12.4%
Subscriber acquisition costs per connection (euro)[7] [8]	161	136	155
Rest of World			
Customers (in thousands) (period end)[10]	9,061	6,356	3,202

(1) The pro forma consolidated income statements and selected pro forma consolidated cash flow data for 2000 and 1999 and consolidated selected pro forma balance sheet data for 1999 are prepared for illustrative purposes only and are not audited. They were prepared principally using the financial statements of the various consolidated entities together with accounting information taken from France Telecom's records. This information has been presented on the basis summarised in note 2 to the Company's consolidated financial statements. The Company believes that the assumptions used in preparing these pro forma consolidated income statements and selected pro forma consolidated cash flow and balance sheet data are reasonable.

(2) Earnings before interest, taxes, depreciation and amortisation ("EBITDA") is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of the Company's operating results. EBITDA, however, should not be considered as an alternative indicator of the Company's operating performance to operating income or income for the year. Similarly, EBITDA should not be considered as an alternative measure of liquidity to cash flows from operating activities. EBITDA is not a measure of financial performance under French, UK or US GAAP and may not be comparable to other similarly titled measures for other companies. EBITDA is not meant to be predictive of potential future results.

(3) Represents historic financial information at 31 December 2001 and 2000, not pro forma financial information as is presented for 1999.

(4) Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including access fees, outgoing traffic, incoming traffic, visitor roaming and value added services) for the previous 12 months by the weighted average number of the Company's customers during the same period. The weighted average number of the Company's customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (excluding Orange Caraïbe and Orange Réunion) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(5) Monthly average usage per user ("AUPU") is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the previous 12 months divided by the weighted average number of the Company's customers during the same period. It is quoted in minutes on a usage per customer per month basis.

[6]Churn, the measure of customers leaving the Company's networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from its network, voluntarily or involuntarily (excluding money back returns and fraudulent connections), for the previous 12 months by the weighted average number of its customers during the same period. The way the Company computes churn differs between Orange UK and Orange France in the following ways:

- For Orange UK, customers migrating between contract and prepaid product categories are included in individual product churn but do not impact total churn as they remain Orange UK customers. Customer disconnections which occur during the money-back guaranteed 14-day trial period and fraudulent connections are not included in churn and the Company excludes from churn those connections which, in the Company's view, do not result in active customers, including as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.
- For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid product categories and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

[7]Subscriber acquisition costs are included partly in "Cost of sales" and the balance in "Selling, general and administrative expenses" and are expensed as incurred. Subscriber acquisition costs are analysed separately by subtracting the revenue received from handset sales from the total cost of handsets included in "Cost of sales". This amount is added to the commissions paid to distributors which are included in "Selling, general and administrative expenses". To calculate annual average subscriber acquisition costs, the total for a 12 month period is divided by the total number of connections (including in the United Kingdom connections of prepaid upgraded handsets and those removed from the United Kingdom) less disconnections under a money back trial period and attempted fraudulent connections for the 12 month period. Subscriber acquisition costs are quoted on a per connection basis.

[8]The Company presents its financial information in euro. Due to fluctuations in the exchange rate between the pound sterling and the euro, annual average revenue per user and subscriber acquisition costs, when presented in euro, reflect not only trends in the Company's underlying business but also currency fluctuations. In order to better describe the underlying business trends, the Company presents pound sterling information in Section 5.1.4.1.2.

[9]From 1 January 2000, contract churn in the United Kingdom includes migrations from contract to prepaid. If excluded, contract churn would have been 15.2% and 15.5% at 31 December 2001 and 2000 respectively. Other subsidiaries will be putting in place processes for identifying migrations from contract to prepaid during 2002.

[10]Includes all of the customers of the Company's controlled wirefree operations. The Company does not include the customers of companies in which it has a minority interest, such as Wind or MobilCom, nor customers from its service provider subsidiaries such as its former UK service provider.

[11]Net debt at 31 December 2001 excludes vendor financing of euro 234 million.

[12]Orange France's contract and prepaid operating data for the year ended 31 December 2000 has been restated for the reclassification of Compte Mobile Orange ("CMO") customers from contract to prepaid product categories. This did not apply to 1999 as no CMO customers existed. In addition, contract and overall SACs and churn have been restated in 2000 to exclude transfers between contract tariffs, where the customer keeps the same handset. Restatement of 1999 numbers was not possible given the absence of sufficient data.

5.1.3 Results of operations

Turnover

The Company derives GSM network revenues from:

- Fixed monthly access charges and network usage (including revenues from incoming and outgoing traffic and value added service fees); and
- Payments received outside France and by some of its consolidated subsidiaries in the Rest of World segment, from other local mobile network operators for delivering calls originating on their networks and terminating on the Company's networks.

The Company also receives turnover from:

- Sales of handsets and accessories through the retail outlets the Company owns and from dealers, distributors and customers; and
- Other sources such as connection fees and revenues from the fixed line and Internet operations of certain of the Company's consolidated subsidiaries such as Orange A/S (Denmark) (formerly Mobilix) and Mobistar (Belgium).

While the Company's turnover has historically been dominated by voice traffic on its networks, data revenues are increasingly becoming more important. The increase in data revenues reflects the increasing acceptance of SMS text messaging as a means of communication and the growth of new services such as WAP and Information on Demand (ability to receive customised information). This growth is consistent with increasing levels of penetration in the Company's major markets and the implementation of technology that can support higher capacity data transmission services. The Company anticipates that its revenues from voice and data services will become nearly equal over the next decade and within those amounts revenues from indirect sources related to both voice and data will also increase. The increased capacity needed for data transport will necessitate further network build-out and investment.

The Company's turnover has been affected over the period 1999 to 2001 by the increase in the customer base, increased usage by its existing customers, market trends towards lower call tariffs and an increase in the proportion of prepaid customers, who purchase products that have no minimum term contract and little or no monthly subscription charges. Prepaid customers pay only for airtime through the purchase of refill cards or vouchers from a wide range of distribution outlets. The increase in customer numbers and usage by the Company's existing customers has more than offset the impact of pricing pressures and in particular the increased proportion of prepaid customers in its total customer base.

The development of prepaid products has accelerated penetration by creating new market sectors. During the last three years, prepaid market growth was stimulated by the introduction of new products and handsets and intense price competition. Access to a larger consumer audience has also resulted from wider distribution of prepaid products as an increased number of general retailers offer both handsets and refill cards/vouchers. However, in 2001, the Company, in line with other operators in a number of markets, has reduced prepaid subsidies and has increasingly focused on acquisition and retention of high value customers rather than on additional volume of customers. The Company's overall average usage per user declined in both 2000 and 2001, due to the effect of the increasing number of prepaid customers who currently show lower usage patterns than contract customers. This has been partially offset by growth in average usage per contract user in France and the United Kingdom and the tendency of customers to increase their individual average usage over time.

The Company's key business indicators with respect to turnover are average revenue per user, or ARPU, average usage per user, or AUPU, total customer numbers and churn.

Inactive customers
In 2001 the Company formalised its definition of inactive customers as those customers who have not made any outgoing calls and have received less than four incoming calls in the last three months.

In the future, this definition will be progressively applied throughout the Company's businesses.

EBITDA
EBITDA is the Company's earnings before interest, tax, depreciation and amortisation. The Company's total EBITDA is substantially affected by its subscriber acquisition costs. These costs are accounted for, in part, in "Cost of sales" and the balance in "Selling, general and administrative expenses" (refer to footnote 7 in Section 5.1.2.).

EBITDA for the Rest of World segment varies depending on the point in the start-up cycle of the Company's operations outside France and the United Kingdom. When the Company launches operations in any market, its operations typically generate negative EBITDA. Once the customer base for the Company's operations reaches critical mass, EBITDA becomes positive. Highly developed operations, such as the Company's operations in Romania, generate significant positive EBITDA. In contrast, subsidiaries that have launched their networks more recently, or that have launched them in intensely competitive markets, generate negative EBITDA. EBITDA is not a measure of financial performance under French, UK or US GAAP and may not be comparable to similarly titled measures of other companies.

Operating income
The Company's operating income varies as a function of relative changes in turnover, costs and network expenditure. As the Company invests in its networks and expands its services and products, depreciation and amortisation charges increase accordingly, which has a negative impact on the Company's operating margin.

5.1.4 Audited consolidated results of operations of the Company for the year ended 31 December 2001 and unaudited, *pro forma* consolidated results of operations of the Company for the years ended 31 December 2000 and 1999.

5.1.4.1 Turnover

Total turnover increased by 25% for the year ended 31 December 2001 to euro 15,087 million from euro 12,059 million in 2000 and by 59% in 2000 from euro 7,585 million in 1999. The growth seen in turnover in 2001 was the result of the 29% increase in the Company's controlled customer base to 39.3 million wirefree customers at 31 December 2001 from 30.5 million wirefree customers at 31 December 2000. The Company's controlled customer base is the aggregate of the customer bases of the companies in which the Company has a direct or indirect interest of more than 50%. The proportionate customer base, the number of wirefree customers in each of the Company's subsidiaries and minority holdings multiplied by its percentage ownership interest in each company, increased by 25% to 39.1 million customers at 31 December 2001 from 31.2 million customers at 31 December 2000. The proportionate customer base figure does not include MobilCom (Germany), which at present is a service provider.

5.1.4.1.1 Turnover: France

Turnover of the Company's activities in France includes the turnover from its network operator in metropolitan France, Orange France (formerly known as France Telecom Mobiles), and the Company's network operators in the French overseas territories, Orange Caraïbes (formerly known as France Caraïbe Mobiles) and Orange Réunion (formerly known as France Telecom Mobiles La Réunion), which the Company refers to collectively as "Orange France". Orange France does not receive revenues from other French mobile network operators for calls from their networks that terminate on Orange France's network. Calls that originate on Orange France's network and terminate on the networks of other French mobile operators do not give rise to payments from Orange France. There is no guarantee that these arrangements will continue. This situation is different from some other markets, in particular the United Kingdom.

Orange France's turnover increased by 21% to euro 6,876 million in 2001 from euro 5,690 million in 2000 and by 40% in 2000 from euro 4,056 million in 1999. In 2001, the increase in turnover was mainly due to a 25% increase in Orange France's customer base from 14.3 million customers at 31 December 2000 to 17.8 million customers at 31 December 2001. In 2000, the increase was due mainly to a 42% increase in the customer base from 10.0 million customers at 31 December 1999.

The French market for wirefree communications experienced net growth of 7.3 million customers in 2001, bringing the total number of customers to 37 million at the end of 2001. There was a slowdown in the rate of growth in the French market in 2001 compared to 2000 when the market experienced net growth of 9.1 million customers. The net growth in 2001 represented an increase of 25% over the year compared to 44% growth in 2000, with the industry reported penetration increasing to 62% at the end of 2001 compared with 49% at the end of 2000. The growth seen in the French market continued to be driven by the demand for prepaid products, which represented 65% of net connections in 2001.

In 2001, Orange France maintained its position as the leading network operator in France, increasing its lead in terms of number of customers over its nearest competitor from 14.0% at 31 December 2000 to 14.3% at 31 December 2001. Orange France's market share in France at the end of 2001 remained unchanged from 2000 at 48.2%; however, its contract market share increased to 50% at the end of 2001 from 48% in 2000 whilst its prepaid market share decreased to 46% at the end of 2001 from 48% at the end of 2000. This was in line with its increased focus on high value customers during 2001 and a move away from the previous focus on volume of customers, consistent with other network operators.

There was a slowdown in the growth of Orange France's customer base in 2001, reflecting the overall slowdown in the French market, with net additions decreasing to 3.5 million in 2001 from 4.3 million in 2000. Its proportion of contract net additions increased to 45% in 2001 from 34% in 2000, in line with the shift in focus to high value customers. Orange France estimates that in 2001 its share of the net growth in the French prepaid market in 2001 was 41% (47% in 2000) and 62% in the contract market (48% in 2000).

Key business indicators for Orange France are set out in the table below.

	Year ended 31 December		
	2001	2000[1] Pro forma (unaudited)	1999 Pro forma (unaudited)
Total customers (millions)	**17.8**	**14.3**	**10.0**
Contract (millions)	9.4	7.9	6.4
Prepaid (millions)	8.4	6.4	3.6
GSM network revenues (euro in millions)[2]	**6,234**	**5,017**	**3,741**
Annual average revenue per user			
Contract (euro)	**583**	**592**	**623**
Prepaid (euro)	175	179	246
Overall (euro)	**392**	**426**	**522**
Monthly average usage per user			
Contract (minutes)	**213**	**207**	**193**
Prepaid (minutes)	51	58	67
Overall (minutes)	**138**	**147**	**160**
Churn[3]			
Contract (%)	18.6	22.7	19.4
Prepaid (%)	23.4	17.2	31.6
Overall (%)	**20.6**	**20.5**	**22.7**
Equipment sales revenues (euro in millions)	**615**	**605**	**256**
Other revenues (euro in millions)	**27**	**68**	**59**

[1] 2000 numbers have been restated for the reclassification of Compte Mobile Orange ("CMO") customers from prepaid to contract. This is a hybrid tariff with two options: a contract for euro 7.5 per month with prepayment of airtime and a contract for euro 15 per month which includes 60 minutes of airtime and the possibility to prepay additional airtime. Customers use a prepaid voucher to recharge their account. Previously CMO customers were included in prepaid, however, following a review of group definitions, CMO customers were reclassified as contract customers. There was no effect on the 1999 numbers presented here as the tariff commenced in the second quarter 2000. Contract and overall SACs and churn have been restated in 2000 to exclude transfers between contract tariffs, where the customer keeps the same handset. Restatement of 1999 numbers was not possible given the absence of sufficient data.
[2] GSM network revenues include access charges and usage fees.
[3] On a rolling 12 month basis.

GSM network revenues

Orange France's GSM network revenues increased by 24% to euro 6,234 million in 2001 from euro 5,017 million in 2000 and by 34% in 2000 from euro 3,741 million in 1999. Although the increase in GSM network revenues continued to be driven by the significant growth in the customer base, the level of revenue growth in 2001 was lower than that seen in 2000 due to the impact of:

- the effect of a 20% tariff reduction in calls originating on fixed line networks and terminating on Orange France's network introduced in February 2001;
- a greater proportion of calls originating on other French mobile networks and terminating on Orange France's network for which Orange France does not receive revenue; and
- a greater proportion of prepaid customers who typically generate lower revenues. The proportion of prepaid customer in the average base increased to 47% during 2001 from 40% during 2000.

Data revenues

Data revenues include revenues generated from short messaging service ("SMS"), wireless application protocol ("WAP") and information on demand ("IOD"). The impact on revenues of these services is expected to grow in the future as usage increases across the customer base and new offers are developed. The majority of data revenues are currently derived from SMS text messaging.

During 2001, Orange France experienced a high rate of growth in the use of SMS text messaging. As a result, SMS text messaging revenues increased to 3.1% of GSM network revenues in 2001 from 1.8% of GSM network revenues in 2000 with 1,518 million SMS text messages being sent in 2001 compared with 735 million messages in 2000. Prior to 2000, the revenue impact of SMS text messaging was insignificant due to the inability to send messages between different mobile network operators. Changes to allow inter-network SMS text messaging were implemented by the French mobile network operators in early 2000.

Over 30% of the customer base is now using SMS text messaging compared to less than 25% in 2000 and over 1.3 million of Orange France's customers are accessing new data services through WAP handsets compared to only 0.5 million in 2000.

Annual average revenue per user (ARPU)
Overall ARPU decreased by 8% to euro 392 for 2001 from euro 426 for 2000 due to the dilution caused by an increasing proportion of prepaid customers in the total customer base. In 2000 overall ARPU decreased by 18% from euro 522 in 1999.

Contract customer ARPU decreased by 2% to euro 583 in 2001 from euro 592 in 2000 and by 5% from euro 623 in 1999. The decrease in 2001 was as a result of the greater proportion of calls originating from other French mobile networks as penetration increased in France (in France these calls currently do not generate incoming revenues), an increased number of new customers using low cost tariffs and, to a lesser degree, a decrease in incoming fixed line call rates.

Prepaid customer ARPU decreased by 2% to euro 175 in 2001 from euro 179 in 2000 and by 27% from euro 246 in 1999. ARPU was affected by the decreasing incoming fixed line call tariffs with prepaid being impacted to a greater degree than contract as the revenues from incoming calls as a percentage of total prepaid revenues is significantly higher than contract.

Monthly average usage per user (AUPU)
Overall AUPU decreased in 2001 by 6% to 138 minutes compared to 147 minutes in 2000 and 160 minutes in 1999. The higher proportion of lower usage prepaid customers more than offset the effect of higher usage contract customers.

Monthly AUPU for contract customers grew by 3% to 213 minutes in 2001 compared to 207 minutes in 2000 and 193 minutes in 1999. Although the increase resulted from growth in outgoing usage which continues a pattern seen since 1997, the overall rate of growth has decreased because of the popularity of promotional contract tariffs.

Monthly AUPU for prepaid customers decreased by 12% to 51 minutes in 2001 compared to 58 minutes in 2000 and 67 minutes in 1999.

Churn
For Orange France, churn includes those customers leaving the Orange network, migrating between contract and prepaid and upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period. Going forward, the Orange UK definition will be progressively applied throughout the Company's businesses, including Orange France. See note 6 of Section 5.1.2 for the definition of UK churn.

Orange France's contract and prepaid operating data for the year ended 31 December 2000 has been restated for the reclassification of Compte Mobile Orange ("CMO") customers from contract to prepaid. This did not apply to 1999 as no CMO customers existed. In addition, contract and overall churn has been restated in 2000 to exclude transfers between contract tariffs, where the customer keeps the same handset.

Contract churn decreased to 18.6% in 2001 from 22.7% in 2000 partly due to the introduction of new loyalty schemes. Prepaid churn increased to 23.4% in 2001 from 17.2% in 2000 as inactivity levels increased and as the base matured. Overall churn has remained steady at 20.6% in 2001and 20.5% in 2000. These amounts are not comparable to the 1999 churn due to the restatement noted in the previous paragraph.

Equipment sales revenues
A 3% increase in gross connections resulted in Orange France's equipment sales revenues increasing by 2% in 2001 to euro 615 million from euro 605 million in 2000. Similarly, equipment sales revenues increased by 136% in 2000 from euro 256 million in 1999. The slowdown in the growth in 2001 reflects the increasing maturity of the market.

Other revenues
Other revenues include revenues from Orange Supports et Consulting (formerly Télémate), a wholly owned subsidiary of Orange France. Télémate, a mobile engineering services company, contributed revenues of euro 31 million in 1999, euro 27 million in 2000 and euro 31 million in 2001.

5.1.4.1.2 Turnover: UK

Historically, turnover for the Orange UK businesses included turnover from GSM network operations as well as turnover from Orange Cellular Services (formerly Hutchison Cellular Services), a service provider in the United Kingdom, and Orange Paging (formerly Hutchison Paging), which operated a United Kingdom paging network. Orange Paging (formerly Hutchison Paging) ceased trading during 2001 and the customer base of Orange Cellular Services (formerly Hutchison Cellular Services) was sold in March 2001. In the United Kingdom, Orange UK receives revenues from calls terminating on its network that originate on other UK networks and Orange UK incurs charges (included in "Cost of sales") for its calls that terminate on other UK networks.

Orange UK's turnover increased by 27% to euro 5,337 million in 2001 from euro 4,211 million in 2000 and by 76% to euro 4,211 million in 2000 from euro 2,392 million in 1999. The increase in 2001 was primarily the result of the 26% increase in Orange UK's customer base from 9.8 million customers at 31 December 2000 to 12.4 million customers at 31 December 2001 and an increase in use of data services and higher contract usage.

The UK mobile market experienced a reported net growth of 7 million customers in 2001, bringing the total to 47 million customers at the end of 2001. As market penetration reached saturation and operators moved to focus on value retention rather than customer growth, there was a significant slowdown in the rate of growth in the UK market in 2001 compared to 2000 when the market experienced net growth of 16 million customers. Net growth increased 17% over the year compared to 67% growth in 2000, with industry reported penetration rising to 79% in 2001 compared with 68% at the end of 2000. Growth continued to be driven mostly by prepaid services although to a lesser extent than in 2000.

During 2001, Orange UK increased its market share of active customers to 28%, from 25% at 31 December 2000 and 20% at 31 December 1999. Strong performance in both the contract and prepaid market sectors in 2001 enabled Orange UK to become the number one operator in the UK market in terms of active customers. In 2001, Orange UK achieved a 49% share of the net growth in the UK contract market as its "Orange Value Promise" and "Talk 60" packages proved attractive. In the same period, Orange UK gained a 33% share of the net growth in the UK prepaid market. The net number of additional customers in 2001 was 2.6 million compared with 4.9 million in 2000 when Orange UK achieved an 80% share of the net growth in the UK contract market and a 28% share of the net growth in the UK prepaid market. All UK mobile network operators changed focus in 2001 concentrating on contract customers rather than volume growth.

Orange UK continually reviews its prepaid customer base to ensure that it reflects a secure platform of active customers. This is achieved through a combination of removing connections which are not believed to reflect the acquisition of genuine customers, including prepaid handset upgrades or the removal of handsets from the UK market, and rigorous application of the Company's churn policy to remove those customers who cease to be active from the reported base. Orange UK estimates that 19% of the prepaid base was inactive at the end of December 2001.

Financial results and key business indicators are presented in euro. However, given the fluctuations in the exchange rate of the pound sterling compared to the euro over the periods presented, the Company believes that it is also important to include certain information in pounds sterling as a more accurate indicator of the underlying growth of its wirefree business in the United Kingdom.

Key business indicators for Orange UK are set out in the table below.

	Year ended 31 December		
	2001	2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
Total customers (millions)	**12.4**	**9.8**	**4.9**
Contract (millions)	3.8	3.1	2.4
Prepaid (millions)	8.6	6.7	2.5
GSM network revenues (euro in millions)[1]	**4,590**	**3,300**	**1,800**
Annual average revenue per user[2]			
Contract (euro)	885	861	752
Prepaid (euro)	194	207	235
Overall (euro)	**396**	**459**	**577**
Contract (£)	550	525	495
Prepaid (£)	121	126	155
Overall (£)	**246**	**280**	**380**
Monthly average usage per user			
Contract (minutes)	335	303	227
Prepaid (minutes)	57	68	73
Overall (minutes)	**138**	**159**	**175**
Churn[2]			
Contract (%)	26.3[3]	23.8[3]	21.1
Prepaid (%)	19.7	5.3	12.4
Overall (%)	**18.4**	**9.2**	**18.1**
Equipment sales revenues (euro in millions)	**736**	**839**	**510**
Other network revenues (euro in millions)	**11**	**72**	**82**

[1] GSM network revenues include access charges and usage fees.
[2] On a rolling 12 month basis.
[3] From 1 January 2000 contract churn included migrations from contract to prepaid services. Excluding migrations, contract churn would have been 15.2% at 31 December 2001 and 15.5% at 31 December 2000.

GSM network revenues

Orange UK experienced a 39% increase in its GSM network revenues to euro 4,590 million in 2001 from euro 3,300 million in 2000 and a 83% increase in 2000 from euro 1,800 million in 1999. The increase in network revenues is largely attributable to significant increases in Orange UK's customer base in both 2001 and 2000 despite the decrease in ARPU.

Data revenues

Data revenues include revenues generated from SMS text messages, WAP, general GPRS and high speed circuit switched data HSCSD.

Data revenues generated 11% of GSM network revenues in 2001 compared to 6% in 2000 and only 1% in 1999. The impact of data revenues is expected to grow in the future as usage increases across the customer base and new offers are developed.

SMS text messaging revenues represented the largest percentage of data revenues. Orange UK saw a high growth rate in the use of SMS text messaging in 2001 with half the customer base utilising this service. At the end of 2001, the proportion of prepaid GSM network revenues generated from SMS text messaging was significantly higher than that of contract GSM network revenues. By the end of 2001, 490,000 of Orange UK's customers were also accessing data services through WAP handsets with games and sport being the most popular WAP services, nearly tripling from 181,000 customers at 31 December 2000.

Annual average revenue per user (ARPU)

Overall ARPU decreased to euro 396 (246 pounds sterling) for 2001 from euro 459 (280 pounds sterling) for 2000 due to the dilution caused by an increasing proportion of prepaid customers in the total customer base. In 2000, overall ARPU decreased from euro 577 (380 pounds sterling) in 1999 also as a result of dilution by prepaid customers.

Contract customer ARPU increased to euro 885 (550 pounds sterling) in 2001 from euro 861 (525 pounds sterling) in 2000. This was the result of continued strong usage and a marked increase in revenues from SMS text messaging. In 2000, contract ARPU increased from euro 752 (495 pounds sterling) in 1999. The rate of increase of contract ARPU slowed in 2001 due to a slowdown in the rate of growth in voice ARPUs during the second half of 2001.

Prepaid customer ARPU decreased to euro 194 (121 pounds sterling) in 2001 from euro 207 (126 pounds sterling) in 2000. This was the result of lower usage. In 2000, prepaid ARPU decreased from euro 235 (155 pounds sterling) in 1999. Whilst prepaid customer ARPUs continued to decline in 2001, the rate of decline was lower than seen in 2000 driven by SMS text messages usage.

Monthly average usage per user (AUPU)

The higher proportion of lower usage prepaid customers in the total customer base more than offset the effect of higher usage contract customers, with overall usage declining by 13% to 138 minutes per user at 31 December 2001 from 159 minutes in 2000 and from 175 minutes in 1999.

Contract AUPU increased by 11% to 335 minutes in 2001 from 303 minutes in 2000 and from 227 minutes in 1999. Prepaid AUPU decreased by 16% to 57 minutes in 2001 from 68 minutes in 2000 and from 73 minutes in 1999. Whilst annual rolling prepaid AUPU continued to decrease in 2001, the rate of decrease slowed considerably towards the end of the year.

Churn

For Orange UK, customers migrating between contract and prepaid products are included in individual product churn but are not included in total churn as they remain Orange UK customers. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to attempted fraudulent connections are not included in churn.

Overall churn rose to 18.4% in 2001 from 9.2% in 2000. This was as a result of the higher proportion of prepaid customers in the total customer base. Overall churn decreased from 18.1% in 1999.

Contract churn rose to 26.3% in 2001 from 23.8% in 2000 and 21.1% in 1999. From 2000 onwards contract churn included migrations from contract to prepaid products. If migrations were excluded, contract churn would have decreased by 0.3% to 15.2% at 31 December 2001 from 15.5% in 2000.

The growth in the prepaid market experienced a considerable slowdown in the second half of 2001. As a result of the increasing maturity of the prepaid customer base, the Company has seen prepaid churn levels reaching similar levels as for contract.

Equipment sales revenues

Orange UK equipment sales revenues decreased by 12% to euro 736 million in 2001 from euro 839 million in 2000 and increased by 65% in 2000 from euro 510 million in 1999. The decrease in 2001 was due to a decrease in the volume of connections. The increase in 2000 was due to an increase in the volume of connections.

Other network revenues

These revenues included the network revenues of Orange Paging (formerly Hutchison Paging), which ceased trading in early 2001 and Orange Cellular Services (formerly Hutchison Cellular Services). The customer base of Orange Cellular Services (formerly Hutchison Cellular Services) was sold in March 2001. These changes caused a decrease in other network revenues in 2001.

5.1.4.1.3 Turnover: Rest of World

The number of customers and turnover in the Company's Rest of World segment are set out in the table below. The Rest of World segment includes the Company's fully consolidated subsidiaries that are outside France and the United Kingdom. The Company has not included the customers of companies in which it has a minority interest, such as Wind or MobilCom.

	Year ended 31 December		
	2001	**2000 Pro forma (unaudited)**	**1999 Pro forma (unaudited)**
Total customers (millions)	9.1	6.4	3.2
Network revenues (euro in millions)[1]	2,677	1,949	1,081
Equipment and other revenues (euro in millions)	264	244	101
Total revenues (euro in millions)	2,941	2,193	1,182

[1]Network revenues include access charges and usage fees.

Turnover

Turnover increased by 34% to euro 2,941 million in 2001 from euro 2,193 million in 2000 and by 86% in 2000 from euro 1,182 million in 1999.

Network revenues

Network revenues increased by 37% to euro 2,677 million in 2001 from euro 1,949 million in 2000 and by 80% in 2000 from euro 1,081 million in 1999. In both 2000 and 2001, the increases were primarily due to growth in the customer base. In 2000, the customer base doubled to 6.4 million customers and in 2001 it increased a further 43% to 9.1 million customers. The increase in 2001 was the result of strong performances in Belgium, Switzerland and The Netherlands. The increase in 2000 was caused by significant growth in Belgium, Switzerland, Romania and The Netherlands.

Equipment and other revenues

Equipment and other revenues increased by 8% to euro 264 million in 2001 from euro 244 million in 2000 and by 142% from euro 101 million in 1999. The increases in 2001 and 2000 reflect the growth in the customer base.

The turnover, network revenues, customer numbers and annual average revenue per user for the Company's main consolidated subsidiaries included in the Rest of World segment are shown in the table below:

	Year ended 31 December		
	2001	2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
The Netherlands – Dutchtone			
Turnover (euro in millions)	363	215	50
Network revenues (euro in millions)	330	170	34
Customers (in thousands)	1,114	1,023	356
Annual average revenue per user (euro)	269	225	228
Slovakia – Orange Slovensko (formerly Globtel)			
Turnover (euro in millions)	235	176	134
Network revenues (euro in millions)	216	167	130
Customers (in thousands)	1,205	617	397
Annual average revenue per user (euro)	242	348	377
Denmark – Orange Denmark (formerly Mobilix)			
Turnover (euro in millions)	194	159	75
Network revenues (euro in millions)	179	120	51
Customers (in thousands)	600	517	319
Annual average revenue per user (euro)	259	276	274
Romania – Orange Romania (formerly Mobil Rom)			
Turnover (euro in millions)	378	297	178
Network revenues (euro in millions)	369	290	168
Customers (in thousands)	1,637	1,222	622
Annual average revenue per user (euro)	265	328	395
Belgium – Mobistar			
Turnover (euro in millions)	881	607	381
Network revenues (euro in millions)	812	538	353
Customers (in thousands)	2,547	1,800	1,040
Annual average revenue per user (euro)	395	422	480
Switzerland – Orange Communications S.A.			
Turnover (euro in millions)	587	479	81
Network revenues (euro in millions)	523	404	69
Customers (in thousands)	925	786	313
Annual average revenue per user (euro)	618	635	na
Other Rest of World			
Turnover (euro in millions)	303	260	283
Network revenues (euro in millions)	248	260	276
Customers (in thousands)	1,033	391	155

The Netherlands

Turnover increased by 69% to euro 363 million in 2001 from euro 215 million in 2000 and by 330% in 2000 from euro 50 million in 1999. In 2001, the increase in turnover was mainly due to a 94% increase in network revenues following a 9% growth in the customer base and a 20% increase in overall ARPU. This growth was offset by a 27% fall in equipment and other revenues due to the lower level of gross connections in 2001. In 2000, the increase was mainly due to a 187% increase in the customer base.

Slovakia

Turnover increased by 34% to euro 235 million in 2001 from euro 176 million in 2000 and by 31% in 2000 from euro 134 million in 1999. In 2001, the increase in turnover was due to a 29% increase in network revenues as a result of a 95% increase in the customer base offset by a decrease in overall ARPU of 30%. In addition, equipment and other revenues increased by 111% in 2001 due to the increased level of gross connections. In 2000, the increase was mainly due to a 55% increase in the customer base.

Denmark

Turnover increased by 22% to euro 194 million in 2001 from euro 159 million in 2000 and by 112% in 2000 from euro 75 million in 1999. In 2001, the increase in turnover was due to a 49% increase in network revenues as a result of a 16% growth in the customer base, partly offset by a 6% fall in overall ARPU. In 2000, the increase was mainly due to a 62% increase in the customer base.

Romania

Turnover increased by 27% to euro 378 million in 2001 from euro 297 million in 2000 and by 67% in 2000 from euro 178 million in 1999. In 2001, the increase in turnover was due to a 27% increase in network revenues as a result of a 34% increase in the customer base. In 2000, the increase was mainly due to a 96% increase in the customer base.

Belgium

Turnover increased by 45% to euro 881 million in 2001 from euro 607 million in 2000 and by 59% in 2000 from euro 381 million in 1999. In 2001, the increase in turnover was mainly due to a 51% increase in network revenues as a result of a 42% increase in the customer base, partly offset by a 6% fall in overall ARPU. In 2000, the increase was mainly due to a 73% increase in the customer base.

Switzerland

Turnover increased by 23% to euro 587 million in 2001 from euro 479 million in 2000 and by 491% in 2000 from euro 81 million in 1999. The increase in turnover was mainly due to a 29% increase in network revenues as a result of an 18% growth in the customer base. This growth was offset by a 15% decrease in equipment and other revenues due to a reduction in the level of gross connections. In 2000, the increase was mainly due to a 151% increase in the customer base.

5.1.4.2 Operating expenses

The table below sets out information relating to the Company's operating expenses and those expenses as a percentage of total turnover.

	Year ended 31 December					
	2001		2000 Pro forma (unaudited)		1999 Pro forma (unaudited)	
Cost of sales						
France	2,291	15%	2,248	19%	1,657	22%
UK	2,132	14%	1,790	15%	1,028	14%
Rest of World	1,459	10%	1,355	11%	814	11%
Inter segment adjustment	(67)	–	(35)	(1)%	(45)	(1)%
Total	5,815	39%	5,358	44%	3,454	46%
Selling, general and administrative expenses						
France	2,387	16%	1,886	16%	1,427	19%
Of which:						
Selling expenses	*2,129*	*14%*	*1,713*	*14%*	*1,283*	*17%*
General and administrative expenses	*258*	*2%*	*173*	*2%*	*144*	*2%*
UK	1,920	13%	1,662	14%	984	13%
Of which:						
Selling expenses	*1,646*	*11%*	*1,435*	*12%*	*855*	*11%*
General and administrative expenses	*274*	*2%*	*227*	*2%*	*129*	*2%*
Rest of World	1,437	10%	1,274	11%	752	10%
Of which:						
Selling expenses	*1,039*	*7%*	*922*	*8%*	*528*	*7%*
General and administrative expenses	*398*	*3%*	*352*	*3%*	*224*	*3%*
Group costs	198	1%	80[1]	1%	21[1]	–
Of which:						
Selling expenses	*66*	–	*52*	–	*3*	–
General and administrative expenses	*132*	*1%*	*28*	–	*18*	–
Total	5,942	39%	4,902	41%	3,184	42%
Research and development	42	–	34	–	28	–
Total operating expenses	11,799	78%	10,294	85%	6,666	88%

[1] Previously included in UK segment.

5.1.4.2.1 Cost of sales

The Company's principal cost of sales includes the cost of handsets and accessories, costs associated with operating and maintaining its networks, interconnect costs, which are the costs of connecting to other operators' networks, the cost of leased lines and the wholesale cost of airtime retailed by its service providers.

Total cost of sales grew by 9% during 2001 to euro 5,815 million from euro 5,358 million in 2000 and by 55% during 2000 from euro 3,454 million in 1999. These increases were mainly due to the growth in the Company's customer base (in particular the cost of handsets sold to new customers), network maintenance and retention costs. The decrease in the rate of growth in cost of sales in 2001 was due to the slowdown in the level of new connections.

France

Cost of sales in 2001 for Orange France increased by 2% to euro 2,291 million from euro 2,248 million in 2000 and by 36% in 2000 from euro 1,657 million in 1999. The increase in 2001 was due mainly to:

- a 23% increase in network costs (excluding interconnect costs) due to increases in leased lines and site maintenance costs as network capacity was increased;
- offset by a 21% decrease in the cost of handsets and SIM cards due to a reduction in the average cost of handsets sold;

- a 16% increase in interconnect costs. Although usage increased by 26% interconnect costs only increased by 16%. This was due to the fact that the higher mobile penetration rates in France resulted in an increased proportion of calls terminating on other mobile networks, for which Orange France does not incur a cost.

Similarly, in 2000, the growth in the customer base resulted in handsets and SIM cards being the most significant component of cost of sales in Orange France. Interconnect costs, reflecting the larger customer base, were the second largest element although improved network architecture and a decrease in interconnect tariffs limited the increase in interconnect costs despite a 51% increase in total traffic. Costs of leased lines (excluding analogue lines) increased by 31% due to a 14% increase in the number of transmitters.

United Kingdom
Cost of sales in 2001 for Orange UK increased by 19% to euro 2,132 million from euro 1,790 million in 2000 and by 74% from euro 1,028 million in 1999. The increase in 2001 was driven by:
- an 84% increase in the level of handset upgrade costs, due to the 98% increase in upgrade volumes during the year; and
- an 74% increase in interconnect costs. Interconnect costs increased more rapidly than network revenues due to the introduction of interconnect charging between UK mobile operators for SMS text messaging, increased contract roaming and introduction of prepaid roaming.

In 2000, Orange UK's cost of sales increased mainly due to a 72% increase in handset and SIM card costs, interconnect costs more than doubling (due to increased roaming and mobile to mobile usage) and a 50% increase in the costs of operating and maintaining the network following total usage more than doubling in 2000.

Rest of World
Cost of sales in 2001 for the Rest of World segment increased by 8% to euro 1,459 million from euro 1,355 million in 2000 and by 66% from euro 814 million in 1999. These increases were mainly driven by the rollout of new networks and the increase in the customer base and interconnect costs.

5.1.4.2.2 Selling, general and administrative expenses
Selling expenses comprise commissions paid to distributors for customer connections, the costs of advertising and marketing, loyalty programmes, direct sales, distributing handsets and accessories, customer care, billing and doubtful debt charges. Administrative expenses include the cost of functions such as finance, planning, regulatory and legal. Also included are overhead costs for property, facilities, personnel and training and information technology support.

Total selling, general and administrative expenses increased by 21% in 2001 to euro 5,942 million from euro 4,902 million in 2000 and by 54% in 2000 from euro 3,184 million in 1999.

France
In 2001, Orange France's selling expenses increased by 24% to euro 2,129 million from euro 1,713 million in 2000 due to:
- a 41% increase in doubtful debt due to higher corporate bad debt;
- a 36% increase in customer care expenses in line with a 35% increase in the average customer base. As the French mobile market matures, more focus has been placed on enhancing Orange France's dedicated customer care teams, developing special offers on handsets and undertaking targeted mailings to retain customers;
- a 22% increase in marketing, advertising and communication expenses;
- a 27% increase in retention expenses; and
- a 9% increase in commissions paid to distribution channels for new customers and handset upgrades.

In 2000, Orange France's selling expenses increased by 34% from euro 1,283 million. This increase was mainly due to a 53% increase in customer care expenses (due to a 64% increase in the average customer base and the opening of 18 new call centres), a 200% increase in retention expenses and higher levels of bad debts.

Selling expenses in 2001 remained at 14% of total turnover in line with 2000 and down from 17% in 1999.

General and administrative expenses in Orange France increased by 49% in 2001 to euro 258 million from euro 173 million in 2000 and by 20% in 2000 from euro 144 million in 1999. General and administrative expenses as a percentage of total turnover remained at 2% over the period from 1999 to 2001. These expenses are mainly related to Orange France's support services such as information technology, finance and human resources. As Orange France has grown, the number of staff dedicated to these functions has increased, in particular for information service functions.

United Kingdom

In 2001, Orange UK's selling expenses increased by 15% to euro 1,646 million from euro 1,435 million in 2000 due to:

- a 38% increase in customer care expenses as a result of a significant increase in the number of customer care staff required to service the larger customer base;
- a 11% increase in commissions paid to distribution channels for new customers and handset upgrades; and
- a 15% increase in marketing expenses reflecting the additional expenditure required to grow the customer base in a highly competitive market, together with continued commitment to brand development.

Orange UK's selling expenses rose by 68% during 2000 to euro 1,435 million from euro 855 million in 1999. This was mainly due to a 59% increase in commissions paid to distribution channels for new customers and handset upgrades, a 24% increase in marketing expenditure and customer care costs more than doubling.

Selling expenses decreased to 11% of total turnover, 1% less than in 2000 and in line with 1999.

General and administrative expenses in Orange UK increased by 21% during 2001 to euro 274 million from euro 227 million in 2000 and by 76% during 2000 from euro 129 million in 1999. General and administrative expenses as a percentage of total turnover remained at 2% over the period from 1999 to 2001. These expenses have increased in line with the growth of the business.

Rest of World

Selling expenses increased by 13% in 2001 to euro 1,039 million from euro 922 million in 2000 and by 75% in 2000 from euro 528 million in 1999. The increase in selling expenses (related to the rebranding in a number of countries) in both 2001 and 2000 was driven by higher customer care expenses, higher advertising expenditure and higher levels of commissions reflecting the increase in the customer base. Selling expenses as a percentage of total Rest of World turnover decreased to 35% in 2001 from 42% in 2000 and from 45% in 1999 reflecting the significant growth in Rest of World turnover in 2001 (34%) and in 2000 (86%). General and administrative expenses increased by 13% in 2001 to euro 398 million from euro 352 million in 2000 and by 57% during 2000 from euro 224 million in 1999. General and administrative expenses as a percentage of total turnover remained stable at 3% in 2001, 2000 and 1999.

Group costs

In 2001, the Company's group costs increased by 148% to euro 198 million from euro 80 million in 2000 and from euro 21 million in 1999. This increase in Group costs reflects the larger and more complex group structure put in place in 2001, with the resultant increase in supporting functions and activities.

5.1.4.2.3 Retention costs

Retention costs relate to costs associated with the retention of existing customers where incentives are offered to high value customers to remain on the Orange network. In both France and the UK, retention costs have been increasing as both markets move towards focusing on retention of high value customers rather than volume growth. Retention costs are included partly in "cost of sales" and the balance in "selling general and administrative expenses".

France

Retention costs increased by 44% to euro 201 million in 2001 from euro 140 million for 2000 and by 198% from euro 47 million in 1999. In 2001, retention costs represented 2.9% of Orange France's turnover compared with 2.5% for 2000 and 1.2% for 1999. However, the Company has seen a corresponding decrease in subscriber acquisition costs as a percentage of turnover.

United Kingdom

Retention costs increased by 98% to euro 330 million in 2001, representing 6.2% of Orange UK's turnover, from euro 167 million and 4.0% of turnover in 2000 and euro 119 million and 5.0% of turnover in 1999. In turn, the Company has seen a corresponding decrease in subscriber acquisition costs as a percentage of turnover.

5.1.4.2.4 Subscriber acquisition costs (SACs)

The Company does not calculate SACs for its Rest of World segment because it is not a homogenous market and, therefore, this figure would have little meaning.

The table below sets out information relating to the Company's SACs for Orange France and Orange UK.

	Year ended 31 December		
	2001	2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
France			
Total subscriber acquisition costs (euro in millions)	920	1,035	980
Subscriber acqcuisition cost per connection[1] (euro)	135	155	160
Of which:			
Contract	*201*	*226*	*226*
Prepaid	*79*	*96*	*93*
UK			
Total subscriber acquisition costs (euro in millions)	699	794	492
Subscriber acquisition cost per connection[1] (euro)	161	136	155
Of which:			
Contract	*344*	*321*	*304*
Prepaid	*66*	*81*	*65*
Subscriber acquisition cost per connection[1] (£)	100	83	102
Of which:			
Contract	*214*	*196*	*200*
Prepaid	*41*	*49*	*43*

[1] On a rolling 12 month basis.

France

Contract and overall average SACs were restated in 2000 to exclude transfers between contract tariffs where the customer keeps the same handset. Restatement of 1999 numbers was not possible given the absence of sufficient data.

Total SACs decreased by 11% in 2001 to euro 920 million from euro 1,035 million in 2000 and increased by 6% in 2000 from euro 980 million in 1999. The decrease in 2001 was due to a decrease in overall SACs per connection offset by a 3% increase in connections. Overall SACs per connection decreased by 13% to euro 135 in 2001 from euro 155 in 2000. This decrease was driven by a reduction in both contract and prepaid SACs offset by an increase in the proportion of contract connections. In 2000, overall SACs per connection decreased by 3% from euro 160 in 1999. This decrease was driven by a higher proportion of lower cost prepaid connections and a decrease in contract SACs per connection.

Contract SACs per connection decreased by 11% to 201 euro in 2001 from euro 226 in 2000 and in 1999 due to the popularity of the low entry tariffs which have a lower subsidy. Prepaid SACs per connection decreased by 18% to euro 79 in 2001 compared to euro 96 in 2000 and increased by 3% from euro 93 in 1999. The decrease in 2001 was due to lower subsidies being offered on prepaid products as Orange France increasingly focuses on high value customers rather than volume growth.

SACs as a percentage of turnover were 13% in 2001, down from 18% in 2000 and 24% in 1999. The reduction reflects the lower level of total SACs in 2001 and the growth in the business.

United Kingdom
SACs decreased by 12% in 2001 to euro 699 million from euro 794 million in 2000 and increased by 61% in 2000 from euro 492 million in 1999. This was due to a decrease in connections of 22% in 2001 compared to an 85% increase in 2000. Overall SACs per connection increased to euro 161 (100 pounds sterling) in 2001 compared with euro 136 (83 pounds sterling) in 2000. The increase in 2001 was driven by increased contract SACs. In 2000, SACs per connection decreased from euro 155 (102 pounds sterling) in 1999.

SACs as a percentage of turnover of Orange UK were 13% in 2001, down from 19% in 2000 and 21% in 1999 due to a fall in prepaid subsidies following a move to focus on customer retention rather than volume growth. This led to a fall in the volume of prepaid connections in 2001.

Contract SACs per connection increased to euro 344 (214 pounds sterling) in 2001 from euro 321 (196 pounds sterling) in 2000. This was mainly due to increased commissions to certain distribution channels and increased subsidies in order to target high value customers. In 2000, contract SACs per connection increased from euro 304 (200 pounds sterling) in 1999.

Prepaid SACs per connection decreased from euro 81 (49 pounds sterling) in 2000 to euro 66 (41 pounds sterling) in 2001. From April 2001, prepaid handset selling prices were increased. The reduced prepaid subsidy led to reduced prepaid SACs per connection in 2001 which are expected to continue to decrease in 2002. In 2000, prepaid SACs per connection increased from euro 65 (43 pounds sterling) in 1999.

Rest of World
Subscriber acquisition costs vary significantly between markets. In Belgium, for example, handset subsidies are not legally permitted which tends to depress subscriber acquisition costs relative to other markets, while in The Netherlands and Switzerland subscriber acquisition costs are comparatively high as a result of being highly competitive markets.

5.1.4.2.5 Research and development costs

45% of the research and development costs in 2001 were related to development of the OrangeWorld next generation technologies while 33% were related to research on network systems and value added services provided under contract by France Telecom Research and Development. The remainder related to research undertaken on the videophone by Orange UK.

Total research and development costs increased by 24% in 2001 to euro 42 million from euro 34 million in 2000 and by 21% in 2000 from euro 28 million in 1999.

5.1.4.2.6 Staff costs

The Company's staff costs are divided between "cost of sales," "selling, general and administrative expenses" and "research and development costs." In 2001, total staff costs increased by 41% to euro 1,409 million from euro 999 million during 2000 and by 50% from euro 666 million during 1999. This reflects the growth in the Company's average (full time equivalent) number of employees to 29,970 employees in 2001 from 24,282 in 2000 and 17,239 in 1999, principally resulting from expansion in customer services in the United Kingdom and in the Company's international subsidiaries.

The Company has approved several employee option and share purchase plans that are summarised in note 17 to the consolidated financial statements in Section 5.2. See also Sections 6.2.6 and 6.2.7 in Chapter 6.

5.1.4.3 EBITDA

Earnings before interest, taxes, depreciation and amortisation ("EBITDA") is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of the Company's operating results. EBITDA, however, should not be considered as an alternative indicator of the Company's operating performance to operating income or income for the year.

The table below sets out information relating to EBITDA.

	Year ended 31 December		
	2001	2000 Pro forma (unaudited)	1999 Pro forma (unaudited)
EBITDA before subscriber acquisition costs			
France (euro in millions)	3,105	2,564	1,924
UK (euro in millions)	1,976	1,553	872
Rest of World (euro in millions)	428	107	n/a[2]
Group costs (euro in millions)	(190)	(80)	(21)
Total (euro in millions)	5,319	4,144	n/a[2]
EBITDA			
France (euro in millions)	2,185	1,529	944
UK (euro in millions)	1,277	759	380
Rest of World (euro in millions)	16	(443)	(384)
Group costs (euro in millions)	(190)	(80)	(21)
Total (euro in millions)	3,288	1,765	919
EBITDA as percentage of network revenues			
France (%)	35.0	30.5	25.2
UK (%)[1]	27.8	22.5	20.2
Rest of World (%)	0.6	(22.7)	(35.5)
Total (%)	24.4	17.1	13.8

[1] As a percentage of GSM and other network revenues.
[2] Information is not available.

EBITDA for 2001 increased by 86% to euro 3,288 million from euro 1,765 million in 2000 and by 92% from euro 919 million in 1999.

France
EBITDA increased by 43% to euro 2,185 million in 2001 from euro 1,529 million in 2000. This increase was caused by a 24% increase in GSM network revenues due to a higher average customer base and a decrease in prepaid connections which resulted in a decrease in average SACs. The reduced overall SACs in 2001 were offset by increased selling expenses (cost of servicing the increased base and rebranding costs) and increased retention costs and upgrade volumes as well as care costs.

United Kingdom
EBITDA increased by 68% to euro 1,277 million in 2001 from euro 759 million in 2000. The positive increase in EBITDA was attributable to a 39% increase in GSM network revenues due to a higher average customer base and a decrease in prepaid connections. The decrease in prepaid connections resulted in lower SACs in 2001, which were offset by increased selling expenses (cost of servicing the increased base, increased advertising and promotional expenditure and increased commissions) and increased retention costs (increased upgrade volumes and care costs).

Orange UK's EBITDA margin for the year ended 31 December 2001 increased to 27.8%.

Rest of World
In 2001, EBITDA was positive for the first time, at euro 16 million compared to a negative euro 443 million in 2000 and a negative euro 384 million in 1999. This was due to at strong performances in Belgium and Switzerland (see below for more details).

Group costs
In 2001, Groups costs (net of euro 8 million revenue) increased by 138% to euro 190 million, from euro 80 million in 2000 and from euro 21 million in 1999. This increase in Group costs reflects the larger and more complex group structure put in place in 2001.

EBITDA of the Company's main controlled subsidiaries included in the Rest of World segment is set out in the table below.

	Year ended 31 December		
	2001	2000	1999
		Pro forma	Pro forma
(millions of euro)		(unaudited)	(unaudited)
The Netherlands – Dutchtone N.V.			
EBITDA before subscriber acquisition costs	(175)	(112)	(137)
EBITDA	(277)	(277)	(225)
Slovakia – Orange Slovensko (formerly Globtel)			
EBITDA before subscriber acquisition costs	107	80[2]	71
EBITDA	82	64	45
Denmark – Orange A/S (formerly Mobilix)			
EBITDA before subscriber acquisition costs	(40)	(44)	(64)
EBITDA	(60)	(69)	(104)
Romania – Orange Romania (formerly Mobil Rom)			
EBITDA before subscriber acquisition costs	228	167	76
EBITDA	197	143	62
Belgium – Mobistar			
EBITDA before subscriber acquisition costs	245	154[2]	56
EBITDA	153	76	12
Switzerland – Orange Communications S.A.			
EBITDA before subscriber acquisition costs	95	(99)	(84)[1]
EBITDA	7	(336)	(161)[1]

[1] Orange Communications commenced its operations in June 1999.
[2] Proforma EBITDA before SACs for Slovakia and Belgium has been restated for the year ended 31 December 2000.

The Netherlands
EBITDA losses remained constant in 2001 at negative euro 277 million and increased by euro 52 million in 2000 from negative euro 225 million with respect to total EBITDA in 1999. The increase in EBITDA pre SACs losses in 2001 principally due to a restructuring provision was offset by a reduction in SACs.

In 2000, the increase in EBITDA losses of euro 52 million was due to higher SACs as a result of higher gross connections.

Slovakia
EBITDA increased by 28% to euro 82 million in 2001 from euro 64 million in 2000 and increased by 42% in 2000 from euro 45 million in 1999. The increase in EBITDA in 2001 was due to 29% growth in GSM network revenues offset by a reduction in SACs.

In 2000, the increase was due to growth in network revenues and lower SACs as a result of lower gross connections.

Denmark
EBITDA losses decreased by euro 9 million to negative euro 60 million in 2001 from negative euro 69 million in 2000 and by euro 35 million in 2000 from negative euro 104 million in 1999. The decrease in EBITDA losses in 2001 and 2000 was due to growth in GSM network revenues.

Romania
EBITDA increased by 38% to euro 197 million in 2001 from euro 143 million in 2000 and by 131% in 2000 from euro 62 million in 1999. The increase in EBITDA in 2001 was due to 27% growth in GSM network revenues and greater operational leverage of the cost base and reduce operational cost per customer.

In 2000, the increase in EBITDA was due to growth in GSM network revenues offset by higher SACs due to higher gross connections.

Belgium

EBITDA increased by 101% to euro 153 million in 2001 from euro 76 million in 2000 and by 533% in 2000 from euro 12 million in 1999. The increase in EBITDA in 2001 was due to 51% growth in GSM network revenues and greater operational leverage of the cost base and reduce operational cost per customer.

In 2000, growth in EBITDA was due to higher revenues partly offset by higher SACs as a result of higher gross connections.

Switzerland

EBITDA increased by euro 343 million to positive euro 7 million in 2001 from negative euro 336 million in 2000 and decreased by euro 175 million in 2000 from negative euro 161 million in 1999. The increase in EBITDA in 2001 was due to 29% growth in GSM network revenues and lower SACs as a result of lower gross connections.

In 2000, the EBITDA loss increased due to higher SACs following a 151% increase in the customer base during 2000.

5.1.4.4 Depreciation and amortisation (excluding goodwill)

Depreciation and amortisation (excluding goodwill) increased by 34% in 2001 to euro 1,848 million from euro 1,382 million in 2000 and by 34% in 2000 from euro 1,030 million in 1999. Depreciation and amortisation mainly relates to the depreciation of the Company's network infrastructure and varies as a function of its level of infrastructure investment. To a lesser degree, the depreciation of the Company's information systems also affects depreciation and amortisation costs.

To date amortisation of intangible assets has not been a significant cost. However, in the future the cost of the recently acquired UK, Dutch, Swiss, French, Belgian and Danish UMTS licences, and other licences acquired in the future, will be amortised once these services are commercially launched, on a straight-line basis over the remaining life of the licence.

5.1.4.5 Operating results

The Company's operating results have increased significantly in 2001, with an operating income of euro 144 million, compared to euro 383 million in 2000 and a loss of euro 111 million in 1999.

The table below shows the evolution of operating income.

	Year ended 31 December		
	2001	**2000**	**1999**
		Pro forma	**Pro forma**
(millions of euro)		**(unaudited)**	**(unaudited)**
France			
Operating income	1,624	1,028	450
Operating income/network revenues (%)	26.1	20.5	12.0
UK			
Operating income	612	326	90
Operating income/network revenues (%)[1]	13.3	9.7	4.8
Rest of World			
Operating loss	(606)	(891)	(630)
Operating income/network revenues (%)	(22.6)	(45.7)	(58.3)
Corporate			
Operating loss	(190)	(80)	(21)
Total			
Operating income/(loss)	1,440	383	(111)
Operating income/network revenues (%)	10.7	3.7	(1.7)

[1]Includes other network revenues.

France
Operating income increased to euro 1,624 million in 2001 from euro 1,028 million in 2000 and from euro 450 million in 1999. Operating income as a percentage of network revenues increased throughout the period.

United Kingdom
Operating income increased to euro 612 million in 2001 from euro 326 million in 2000 and from euro 90 million in 1999. Operating income as a percentage of network revenues has improved over the periods presented.

Rest of World
Operating loss decreased significantly as many of the operations in this segment are developing and have improved their absolute EBITDAs, in particular Orange Communications (Switzerland) has decreased its operating loss by euro 283 million .

5.1.4.6 Interest expenses and net debt
Interest expenses, net, increased by 12% in 2001 to euro 438 million from euro 392 million in 2000 and increased by 32% in 2000 from euro 296 million in 1999. The underlying net debt increased by 23% in 2001 to euro 6,214 million from euro 5,038 million in 2000, compared to a decrease of 9% in 2000, from euro 5,534 million in 1999. The Company's net debt comprises long-term debt and short-term borrowings and certain liabilities included in "Accrued expenses and other liabilities" (and mainly arising from the acquisition of a 43.4% interest in Wind and a 42.5% interest in Orange Communications (Switzerland) at 31 December 2000) and is presented net of cash and cash equivalents. Net debt at 31 December 2001 excludes euro 234 million of UMTS vendor financing. The net debt to EBITDA ratio reached 1.89 in 2001, compared to 2.85 in 2000 and 6.02 in 1999.

The main contributor to interest expenses were the UK entities with euro 310 million in 2001 compared to euro 362 million in 2000 and euro 248 million in 1999. The other subsidiaries which contributed to net interest expenses were Dutchtone (The Netherlands), Orange A/S (Denmark), Orange Communications (Switzerland), Orange Romania (formerly Mobil Rom) and Mobistar (Belgium), reflecting their respective level of indebtedness. The subsidiaries in the Company's France segment, which currently have no debt, did not contribute any interest expenses.

In 2001, the increase in net interest expense was primarily due to continued investments in networks in the UK and in the Rest of World and to the purchase of UMTS licences in France and in Belgium (refer to Section 5.1.5.1. and 5.1.5.2.). However, the impact of increased indebtedness was partially offset by falling rates of interest in euro, sterling and Swiss franc denominated debt. For long-term borrowings, the weighted average fixed interest rate amounted to 7.4% at 31 December 2001 (compared to 7.6% at 31 December 2000) and the weighted average variable rate amounted to 5.4% at 31 December 2001 (compared to 7.8% at 31 December 2000).

In 2000, the increase in net interest expense was mainly due to increased indebtedness of Orange plc of euro 1,920 million which the Company utilised in the continued roll out of the Orange UK network as well as for its investments in Orange Communications (Switzerland) and Wildfire. Although the Company received a capital injection from France Telecom at the end of 2000, the effect on interest was only included in the pro forma financial statements from 1 July 2000. If the Company had included it from 1 January 2000, its interest charge would have decreased by approximately euro 90 million.

Net differed tax assets of the Company reached euro 568 million as at 31 December 2001, compared to euro 596 million as at 31 December 2000. This is due to the utilisation of tax losses carried forward in some Rest of the World controlled companies (mainly in Romania and Slovakia in 2001).

5.1.4.7 Income taxes
The Company incurred an income tax charge of euro 684 million in 2001 compared to euro 459 million in 2000 and euro 241 million in 1999.

Movements in income tax charges and credits are mainly attributable to Orange France (current income tax charge of euro 542 million in 2001, compared to euro 391 million in 2000; deferred tax charge of euro 177 million in 1999 arising from the utilisation of Orange France's deferred tax assets).

The tax charge increased in 2001 due to increased profits in France and the United Kingdom. The Company's effective tax rate reduced during the year due to the utilisation of tax losses carried forward in the United Kingdom and planning initiatives to obtain tax relief on the

Company's interest charges in its highest tax paying territories (e.g., France). The Company's effective tax rate is expected to improve further in 2002 as planning initiatives taken, including the formation of a tax group in France, continue to drive benefits.

5.1.4.8 Equity in net loss of affiliates (excluding goodwill)
The table below sets out the equity in net loss of affiliates as reported by the Company:

	Year ended 31 December		
(millions of euro)	**2001**	**2000 pro forma (unaudited)**	**1999 pro forma (unaudited)**
Wind	(365)	(337)	(244)
MobilCom	(178)	(62)	23
TA Orange (BITCO)	(58)	(1)	–
Other	(3)	–	–
Total	**(604)**	**(400)**	**(221)**

As expected, equity in net loss of affiliates increased in 2001, largely reflecting start-up losses in MobilCom (Germany) and TA Orange (Thailand) and expansion of Wind (Italy).

Wind
In 2001, the Company's equity in net loss of Wind reflects the Company's shareholding of 43.4% until 30 July 2001 and a reduced shareholding of just below 26.6% as from that date, arising from the contribution of Infostrada to Wind.

Wind's consolidated turnover under Italian GAAP amounted to euro 2,794 million in 2001 compared to euro 1,317 million in 2000 and euro 412 million in 1999. Wind's customer base totalled 23.8 million by the end of December 2001, including 7.9 million wirefree customers. Wind has a distribution network of approximately 5,000 outlets throughout Italy, and its mobile network coverage has now reached 84%.

In accordance with group strategy and the difficulty in fully maximising group-wide synergies with Wind, the Company is currently reviewing various options to dispose of its interest in Wind.

MobilCom
The Company's shareholding in MobilCom was reduced from 28.5% to 28.3% in 2001, following the conversion to shares of convertible bonds held by employees of MobilCom. The equity in net loss of MobilCom has increased in 2001, reflecting MobilCom's 3G start-up losses.

MobilCom's consolidated turnover under International Accounting Standards amounted to euro 2,590 million in 2001 compared to euro 2,355 million in 2000 and euro 1,244 million in 1999. The customer base of MobilCom grew strongly during 2001, from 6.5 million customers at 31 December 2000 to 9.0 million at the end of 2001. Of these customers, 5.0 million were mobile customers, representing an increase of 25% from 2000 amounting to a contract market share of 13.7%.

The prospects of the German wirefree market, with two dominant players and four new entrants, were re-examined by the Company at 31 December 2001. As a consequence, MobilCom goodwill as at 31 December 2001 was fully written down, resulting in an exceptional impairment charge amounting to euro 2,513 million. In addition, the remaining cost of the investment (primarily the Company's share of MobilCom's net assets as at 31 December 2001) was fully written down, resulting in an additional exceptional impairment charge amounting to euro 915 million. The total write-down of the Company's investment in MobilCom amounting to euro 3,428 million is reflected in the line "Exceptional impairment charge" in the profit and loss account (see Section 5.1.4.11 below). Also refer to Section 5.1.5.5.

TA Orange (BITCO)
The Company has a 49% shareholding in BITCO, which owns 99.8% of TA Orange Co. Ltd, a company that has a concession to operate a GSM1800 network in Thailand. TA Orange is building a GSM 1800 network in Thailand under the Orange brand. On 26 March 2002, TA Orange publicly launched its service in Thailand following its network launch in December 2001. As at 31 December 2001, TA Orange had approximately 1,999 employees.

The table below sets out the turnover and EBITDA of Wind and MobilCom measured under local GAAP and International Accounting Standards, respectively.

	Year ended 31 December		
(millions of euro)	**2001**	**2000**	**1999**
Wind			
Turnover	2,794	1,317	412
EBITDA	46	(449)	(505)
MobilCom			
Turnover	2,590	2,355	1,244
EBITDA	(66)	(11)	198

The reported figures for Wind include the effect arising from the full consolidation of Infostrada from 31 July 2001.

5.1.4.9 Goodwill amortisation

Goodwill amortisation relates to fully consolidated subsidiaries and equity affiliates. Goodwill is amortised over a period ranging from five to twenty years, depending on the nature of the business acquired and the strategic value of each acquisition. For the years indicated below, goodwill is amortised over a period of 20 years, except for Ananova and Wildlife whose goodwill is amortised over a period of 5 years. The table below sets out goodwill amortisation:

	Year ended 31 December		
	2001	**2000**	**1999**
		Pro forma	**Pro forma**
(millions of euro)		**(unaudited)**	**(unaudited)**
Wind	145	229	229
MobilCom	133	135	135
Orange Communications S.A.	75	74	74
Dutchtone	61	57	57
Orange Romania SA (formerly Mobil Rom)	34	33	33
Orange Slovensko (formerly Globtel)	16	16	16
Other	92	68	46
Total	**556**	**612**	**590**

Goodwill amortisation decreased in 2001 mainly due to the reduced book value of the Company's goodwill in Wind, arising from the purchase price allocation exercise conducted in accordance with paragraph 211 of rule 99-02 under French GAAP and the reduction in the Company's shareholding in Wind from 43.4% to just below 26.6% from 30 July 2001.

The positive impact on Wind was partially offset by additional goodwill arising from the Company's increased shareholdings in Dutchtone (an increase of 8%, bringing the Company's total shareholding to 100% at 31 December 2001) and in Orange Communications S.A. (an increase of 14.75%, bringing the Company's total shareholding to 99.75% at 31 December 2001). In addition there was a higher goodwill amortisation charge relating to Ananova and BITCO (which owns Orange TA in Thailand) in 2001 compared to 2000, since goodwill arising from their acquisition started being amortised only from the second half of 2000, as these entities had no significant activity prior to that date.

5.1.4.10 Minority Interests

The Company's share of minority interests in subsidiaries amounted to a loss of euro 32 million in 2001, compared to profits of euro 159 million in 2000 and euro 139 million in 1999. The change is primarily due to a movement into profit of the results of some of the Company's Rest of World consolidated subsidiaries.

Minority interests mainly relate to Mobistar (Belgium), Orange Communications (Switzerland), Orange Romania (formerly Mobil Rom) and Orange Slovensko (Slovakia) (formerly Globtel).

5.1.4.11 Exceptional impairment charge

The exceptional impairment charge of euro 3,635 million reflected in 2001 relates to the following:

- The cost of the Company's investment in MobilCom (euro 3,428 million, including goodwill of euro 2,513 million as at 31 December 2001) was written down to a nil value as at that date (see Section 5.1.4.8.).
- Ananova and Wildfire goodwill (amounting to euro 207 million as at 31 December 2001) was written down to a nil value, as a result of a prudent reflection of the decrease in value of comparable high technology companies at the same stage of development as Ananova and Wildfire.

The exceptional impairment charge was determined in line with the accounting policies for impairment of goodwill and long-lived assets described in note 3 of the consolidated financial statement in Section 5.2.

5.1.5. Liquidity and capital resource requirements

The Company expects its principal liquidity and capital resource requirements to consist of the following:

- capital expenditures for existing and new network operations, including UMTS network build-out costs;
- capital expenditures for new licences, including UMTS licence costs;
- investments in or acquisitions of complementary or related businesses; and
- debt service requirements relating to existing contractual obligations.

5.1.5.1 Capital expenditures for tangible assets

The wirefree communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Capital expenditure for tangible assets (i.e. additions to tangible assets, excluding UMTS licences and other intangible assets) decreased by 1% in 2001, to euro 3,278 million from euro 3,327 million in 2000, compared to an increase of 32% in 2000 from euro 2,521 million in 1999. For the first time in 2001, EBITDA was higher than tangible capital expenditure in the UK as well as in France and for the Company as a whole.

The Company's network strategy remains unchanged – to offer the best network wherever the Company has operations. The Company is required to make substantial capital expenditures to build out UMTS networks in countries where it is awarded licences (see Section 5.1.5.2).

In France, capital expenditure decreased by 26% to euro 813 million in 2001, from euro 1,092 million in 2000, representative of the interim phase before 3G rollout accelerates. This compared to an increase of 53% in 2000, from euro 715 million in 1999.

In the UK, capital expenditure increased by 12% to euro 1,266 million in 2001, from euro 1,127 million in 2000, compared to an increase of 53% in 2000 from euro 738 million in 1999, as the Company continued to invest for capacity and coverage and started to prepare and acquire 3G sites.

In the Rest of the World, capital expenditure increased by 8% to euro 1,199 million in 2001, from euro 1,108 million in 2000, compared to an increase of 4% in 2000 from euro 1,068 million in 1999.

The Company's targeted capital expenditure is approximately euro 4 billion for each of 2002, 2003 and 2004. Thereafter, the Company intends to reduce its capital expenditure in order to target a decrease of its ratio of capital expenditure to turnover from 22% in 2001 to 11% by 2006.

The Company's other capital expenditure relates principally to investments in information technology. In 2001, euro 659 million of capital expenditure related to information technology, including computer systems and software, compared to euro 426 million for the year ended.

5.1.5.2 Capital expenditures for UMTS licence acquisitions

Expenditure on UMTS licences acquired in Belgium, France and Denmark in 2001 amounted to euro 873 million. The main expenditures related to France (up front fee of euro 619 million paid on 30 September 2001) and Belgium (euro 150 million). The additional variable fee in respect of the French licence (equalling 1% of Orange France's future UMTS revenues) will be payable annually and expensed as incurred.

In 2000, this amount mainly related to expenditures in relation to UMTS licences awarded in the United Kingdom (euro 6,796 million) and in The Netherlands (euro 436 million).

Details of licences that have been awarded to companies in which the Company has an interest are shown below.

Acquired Licences

Country	Company	Interest	Cost (billions of euro)	Awarded	Process	Period
UK	Orange 3G Limited	100%	6.80	September 2000	Auction	20 Years
France	Orange France	99.86%	0.62 plus 1% of annual UMTS revenues	August 2001	Beauty Contest	20 Years
The Netherlands	Dutchtone	100%	0.44	July 2000	Auction	15 Years
Germany	MobilCom	28.3%	8.37	August 2000	Auction	20 Years
Italy	Wind	26.6%	2.43	October 2000	Hybrid	15 Years
Austria	Connect Austria	17.45%	0.12	November 2000	Auction	20 Years
Sweden	Orange Sverige	97.96%	Nominal value plus 0.15% of annual turnover	December 2000	Beauty Contest	15 Years
Switzerland	Orange Communications S.A.	99.75%	0.04	December 2000	Auction	15 Years
Portugal	Optimus	20.0%	0.1	December 2000	Beauty Contest	15 Years
Belgium	Mobistar	50.8%	0.15	March 2001	Auction	20 Years
Denmark	Orange A/S	53.6%	0.1	September 2001	Auction	20 Years

The Company currently expects to compete for, or participate in a consortia that will compete for, additional UMTS licences. The main countries concerned are Slovakia, Romania and Luxembourg. During 2002 and 2003, the Company expects its expenditure in this respect to total less than euro 200 million.

5.1.5.3 Investments

The Company's total cash invested amounted to euro 669 million in 2001, compared to euro 1,103 million in 2000 and euro 420 million in 1999. These amounts included capital increases in Wind, which amounted to euro 190 million in 2001, compared to euro 290 million in 2000 and euro 258 million in 1999.

Other investments mainly related to increased stakes in BITCO (which owns Orange TA in Thailand), Orange Communications (Switzerland) and Dutchtone (The Netherlands) in 2001. These were largely offset by proceeds from the sale of the Company's stake in KPNO amounting to euro 545 million.

In 2000, other investments mainly related to the acquisition of a 34% shareholding in BITCO (which owns Orange TA in Thailand) and a 100% shareholding in Ananova.

The Company continues to review new opportunities in Europe and elsewhere.

5.1.5.4 Contractual obligations

The Company's contractual obligations as at 31 December 2001 are summarised below and are fully disclosed in notes 11, 12, and 21 to the Consolidated Financial Statements:

			Payments due		
(millions of euro)	Total	By end of 2002	Between 2003 and end of 2004	Between 2005 and end of 2006	2007 and thereafter
Long-term borrowings	4,516	616	1,701	1,221	978
Short-term borrowings net of available cash[(1)]	1,698	1,698	–	–	–
Vendor financing	234	–	234	–	–
Operating leases	1,824	317	452	410	645
Capital lease obligations	58	34	19	2	3
Total contractual cash obligations	**8,330**	**2,665**	**2,406**	**1,633**	**1,626**

[(1)] including euro 12 million of "other liabilities" at 31 December 2001.

In addition, in the ordinary course of its activities, the Company enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers containing stock protection clauses.

As described in note 21 to the consolidated financial statements, the Company has given certain guarantees to third parties to cover future payments of its subsidiaries and affiliates, the most significant of which are as follows:

- A euro 169 million guarantee granted to ENEL, Wind's majority shareholder, in connection with the ten-year deferral of payment of the UMTS licence.
- A maximum euro 104 million guarantee granted to a joint venture in Sweden until 31 December 2004, pursuant to a network sharing agreement.
- Guarantees amounting to a maximum euro 49 million and euro 58 million respectively granted to equipment suppliers, in connection with the rollout of the TA Orange network in Thailand. In February 2002, these guarantees were replaced by a new guarantee amounting to a maximum of euro 199 million and valid over a limited period of time.

5.1.5.5 Off- balance sheet arrangements

The Company currently does not participate in, nor secure material financings for any unconsolidated limited purpose entities (SPE) as defined at Section 10052 of the *règlement* 99-02.

The Company has entered into agreements with some of its co-shareholders whereby the Company has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to the transfer of shares (see note 21 of the consolidated financial statements in Section 5.2). The principal agreements are with MobilCom and Wind.

MobilCom

The Company holds 28.3% of the share capital of MobilCom. According to information published by MobilCom, 39.7% of the remaining share capital is held by Mr. Gerhard Schmid, the founding shareholder, and 32% by the public. The Company also has a call option to purchase 21.6 million shares (33% of the outstanding MobilCom shares) held by Mr. Gerhard Schmid, which is exercisable between 2003 and 2006. Moreover, Mr. Gerhard Schmid has a put option against the Company regarding these shares, exercisable in certain limited circumstances:

- if the France Telecom group acquires such that it owns more shares than Mr. Gerhard Schmid;
- if a major disagreement arises and the France Telecom group imposes its position on Mr. Gerhard Schmid through the contractual mediation process; or
- if the France Telecom group breaches certain material obligations under the co-operation framework agreement with MobilCom and Mr. Gerhard Schmid.

The exercise price of the put and call options is to be determined based upon formal evaluation opinions by internationally recognised investment banks, using multi-criteria evaluations. If one of those options were exercised, German regulations relating to compulsory offers might apply.

If MobilCom is unable, through its own existing capital resources and loan facilities and through additional financing that it procures on its own, to commence UMTS operations, France Telecom SA has a commitment under the terms and conditions of its agreement and on the basis of a budget and business plan agreed by France Telecom SA and the Company, to provide loans directly to MobilCom or to guarantee third party loans to the extent of any financing necessary until the commencement of UMTS operations.

France Telecom SA's financing commitments are currently the subject of a disagreement with Mr. Gerhard Schmid and there currently exists a difference of interpretation of the co-operation framework agreement between Mr. Gerhard Schmid on the one hand and France Telecom SA and the Company on the other, in particular with respect to the budget and business plan of MobilCom. Discussions are underway with all the parties implicated in the situation, including the financial institutions who are creditors of MobilCom. In the past, France Telecom SA and the Company have issued press releases on the subject. Nevertheless, at the date of this annual report, various solutions are being considered and no single solution has been adopted. The situation continues to evolve and the Company cannot predict its outcome. France Telecom SA and the Company continue to explore all possible solutions with their counterparts, with the objective to find a solution that is acceptable to all parties. The Company undertakes to make appropriate announcements as necessary.

When a solution is reached, the financial consequences of this solution will be shared between France Telecom SA and the Company according to the existing contractual arrangements described above and on the basis of a fairness opinion issued by internationally recognised investment banks designated by the independent directors of France Telecom SA and the Company.

Moreover, the management of the Company considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the Company could reach a maximum of euro 6 to 7 billion within 18 months should the Company have to fully consolidate MobilCom, of which the existing facilities of euro 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS licence, would be reassessed based on the new business plan set up by the Company, and taking into account the existence or not of likely consolidation in the mobile market in Germany. The management of the Company considers that the exceptional impairment charge of its investment in MobilCom recorded in 2001 translates implicitly a loss of value of the licence compared to its historic cost.

Wind

In October 2000, France Telecom and ENEL, the majority shareholder of Wind, signed an agreement concerning Infostrada, a fixed-line telecommunications operator in Italy. Under the terms of that agreement, ENEL acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed its Infostrada shares to Wind on 30 July 2001, reducing the Company's shareholding in Wind from 43.4% to just below 26.6%. This agreement includes a public offering of not less than 25% of Wind's capital with expected proceeds of euro 3 billion, currently anticipated to take place in 2002, if market conditions are favourable. Pursuant to this agreement, the Company holds a call option on the shares in Wind retained by ENEL in order to increase the Company's equity interest to 76.6% of ENEL's stake in Wind. This call option is exercisable at any time between the 25th and 30th month following the contribution of Infostrada, at a market value within a range of no more than 15% above or below a price equal to the offering price in the Wind initial public offering plus 10%. The Company also holds a put option on the shares it owns in Wind in order to dispose of all of its interest in Wind. This put option is exercisable within 30 days at market value based upon formal evaluation opinions by internationally recognised investment banks after the Company provides written notice to ENEL of any disagreement the Company has, in its sole discretion, with any actions or resolutions adopted by Wind. In accordance with its group strategy and the difficulty in fully maximising group-wide synergies with Wind, the Company is currently reviewing various options to dispose of its interest in Wind. See note 21 of the Company's consolidated financial statements at Section 5.2.

5.1.6 Sources of liquidity and capital resources

The Company expects to have substantial liquidity and capital resource requirements as it continues to develop and expand its wirefree business (see Section 5.1.5) and in connection with its existing contractual obligations (see Section 5.1.5.4.).

The Company's primary sources of financing consist of the following:

- funds generated from operations;
- financing from France Telecom;
- financing from banks and bond issues; and
- financing from vendors.

The Company expects to continue to rely upon these sources of liquidity and capital resources in the future. The Company's financial and capital structure will be reviewed regularly to ensure optimal tax efficiency within the applicable tax laws and regulations.

The Company believes that its liquidity and capital resources should be sufficient to satisfy its requirements for the foreseeable future, in particular given that France Telecom has stated its intention to continue to provide the Company with financial support. However, if the Company underestimates its capital requirements or overestimates its future cash flows, then the Company may be forced to issue equity or incur additional debt. The Company cannot assure you that future conditions in the loan and debt and equity/capital markets will not adversely affect its financial condition or results of operations, particularly if the cost of capital increases as the Company and other wireless operators continue to seek large amounts of debt and equity financing to develop and expand their respective operations.

5.1.6.1 Funds generated from operations

The Company's funds generated from operations more than doubled in 2001 to euro 2,448 million from euro 1,084 million in 2000, compared to an increase of 51% in 2000 from euro 718 million in 1999. Any decrease in the demand for our services due to, among other things, increased competition or rapid and significant changes in technology would reduce our availability of funds. For a further discussion of the potential risks affecting the operating activities of the Company please see Section 4.18.

5.1.6.2 Financing from France Telecom

Under a loan agreement dated 18 January 2001 France Telecom provided the Company with a committed euro 6.8 billion multi-currency line of credit for the purposes of funding its investments, working capital and other requirements. At 31 December 2001, euro 1,765 million had been drawn under that line of credit. This facility, which has been provided from France Telecom's own resources, matures in July 2002. France Telecom has confirmed that it will renew this facility for a further period of at least 12 months. In time, the Company anticipates that some or all of this facility will be refinanced in the external markets.

France Telecom has also provided Mobistar with a euro line of credit of euro 375 million (fully drawn down at 31 December 2001) maturing between 2002 and 2008.

5.1.6.3 Financing from banks and bond issues

Orange Holdings (UK) Limited has a euro 2,628 million (1,599 million pounds sterling) senior debt facility from a syndicate of banks which is used to finance the ongoing investments in the Company's UK network. At 31 December 2001, euro 2,545 million (1,549 million pounds sterling) had been drawn under this senior debt facility.

In July 1998 and June 1999, Orange plc issued senior notes totalling euro 1,592 million (equivalent). As a result of changes in control, the Company made offers to repurchase these notes and a total principal amount of euro 576 million was repurchased at a cost of euro 612 million. No further repurchases were made during 2001. As of 31 December 2001, the equivalent of euro 1,164 million was outstanding.

In 1997, the Company's subsidiary, Orange Slovensko a.s. (formerly Globtel), entered into a bank credit agreement with a consortium of banks for a total commitment of euro 111 million. Amounts borrowed under the credit agreement can be drawn down in the form of a revolving credit line or a term loan facility. The bank credit agreement expires in June 2007. At 31 December 2001, euro 93 million had been drawn under this bank credit agreement, compared to euro 86 million at 31 December 2000.

In 1997, the Company's subsidiary, Mobistar, entered into a credit agreement with a syndicate of banks pursuant to which euro 446 million was made available. Under this credit agreement, the facility comprises a term loan of euro 421 million and a working capital facility of euro 25 million. Both parts of the facility mature on 31 December 2006. At 31 December 2001, the outstanding debt under the term loan was euro 367 million, compared to euro 411 million at 31 December 2000.

In 1998, the Company's subsidiary, Orange Romania (formerly Mobil Rom), entered into a bank credit facility of euro 238 million (210 million US dollars), which was extended in 2000 by euro 40 million (35 million US dollars), the final maturity of which is 15 June 2005. At 31 December 2001, Orange Romania had outstanding debt of euro 221 million under the credit facility, compared to euro 226 million at 31 December 2000.

5.1.6.4 Vendor financing

The Company has used bridge vendor financing to provide for certain projects and it expects to continue to use vendor financing to cover part of its overall financing needs going forward.

In 2001, the Company signed a euro 750 million vendor financing agreement in relation to the supply of 3G equipment to the UK business. Under the agreement, the lender makes available to the Company a multicurrency term loan facility of euro 270 million maturing December 2003, a euro term loan facility of euro 470 million maturing May 2004 and a sterling revolving loan facility of euro 10 million maturing May 2004. At 31 December 2001, euro 234 million had been drawn under the multicurrency term loan facility. Early in 2002, two vendor financing contracts with a total facility amount of euro 861 million were signed in relation to the supply of 3G equipment to the business in France.

Vendor financing facilities are subject to early repayment in the event that the related supply contract is terminated for reason other than default of the vendor and the level of financing is generally capped at 150 % of the actual value of orders under the supply contract. Vendor financing agreements generally include standard financial covenants.

5.1.7 Interest Rate Risk Management

The Company maintains a mix of fixed rate and floating rate debt. Fixed rate long-term borrowings amounted to euro 2,849 million at 31 December 2001 (compared to euro 3,309 million at 31 December 2000) and variable rate long-term borrowings amounted to euro 1,606 million at 31 December 2001 (compared to euro 1,324 million at 31 December 2000).

The consolidated interest rate exposure of the Company is managed against a pre-established minimum fixed/floating rate mix. At any point in time, the total debt portfolio must be hedged into fixed rate according to the following rule : 60% / 50% / 40% in years 1, 2 and 3 on a 3 year rolling basis. As of 31 December 2001, the Company was in compliance with its treasury policies, in respect of interest rate risk management.

The fixed/floating rate limits are reviewed periodically by the Company's Treasury Committee, on the basis of changes in the underlying debt portfolio and forecast changes in debt, as well as expected movements in interest rates.

In order to hedge its floating interest rate exposure, the Company enters into fixed/floating rate swaps and is a purchaser of interest rate derivative products. The Company's internal guidelines prohibit it from being a net seller of interest rate options (net receiver of premium).

As of 31 December 2001, the Company had outstanding a total notional amount of interest rate swaps and interest rate options of euro 6,333 million. The fair value of interest rate derivative instruments, valued at 31 December 2001 by discounting future cash flows, was an unrealised loss of euro 17 million.

5.1.8 Foreign Currency Risk Management

Foreign currency risk arises as a result of transactional exposures such as foreign currency denominated purchases of equipment and services (network build-out and handset), inter-company payables and roaming fees. The Company's treasury policies stipulate that such risks must be hedged, when identified and as and when appropriate, by using forward foreign exchange contracts and currency options. The aim of this approach is to achieve hedge accounting qualification and minimise volatility in earnings as a result of movements in exchange rates. The major translation risk identified as of 31 December 2001 was euro/GBP followed by euro/CHF.

In addition, the Company is exposed to translation risk emanating from the consolidation in euro of the local currency earnings and balance sheets of a number of subsidiaries outside of the euro zone. The Company's treasury policies do not require systematic hedging of translation risk, so long as the impact in the income statement and/or in shareholders equity remains below specified limits.

Where appropriate, the Company will match assets and liabilities in the same currency.

As of 31 December 2001 the Company was in compliance with its treasury policies, in respect of foreign currency risk management. As of that date, the Company had outstanding a total notional amount of foreign currency swaps and forward exchange contracts of euro 700 million. The fair value of foreign exchange derivatives, valued at 31 December 2001 by discounting cash flows, was an unrealised gain of euro 33 million.

The United Kingdom has not yet adopted the euro as its legal tender. Were the United Kingdom to join the single currency at a later date, the Euro would replace Sterling and would result in the redenomination of all sterling assets and liabilities into euro. Systems are currently under development in the United Kingdom to pay and receive amounts in euro where commercially required.

With respect to the consolidated income statement and consolidated cash flow statement for the year ended 2001, all amounts in pounds sterling were converted into euro at the average rates of euro 1.6084. With respect to the pro-forma consolidated income statements and selected cash flow information, all amounts in pounds sterling were converted into euro at the average rates of euro 1.6413 and euro 1.5184 to the pound sterling for each of the years ended 31 December 2000 and 1999 respectively. All pound sterling denominated balance sheet amounts were converted into euro at the applicable period end rates consistent with the consolidated financial statements. Individual transactions that are disclosed and denominated in pounds sterling were translated at the applicable spot rate. As a result of fluctuations in the exchange rates between the euro and the pound sterling, for each of 1999 and 2000, the impact of the exchange rates on turnover, EBITDA and operating income has been positive. For 2001, the small decrease in sterling had a slight negative impact on turnover, EBITDA and operating income compared to the previous year.

5.1.9 Seasonality

Generally, the number of subscriber connections to mobile telephone networks in the markets where the Company is present has been greater during the second half of the calendar year than during the first half, primarily due to increased sales during the Christmas season. Therefore, the Company's revenues from equipment sales and connection charges, and the aggregate costs of subscriber equipment and dealer commissions, have been greater during the second half of the calendar year than during the first half. However, it is difficult to predict the seasonality of subscriber connections in the future. The usage patterns of the Company's subscribers have not exhibited significant seasonal variations, although usage is often lower in the months with fewer working days.

5.1.10 Inflation

Inflation has not had a significant effect on the Company's results of operations and financial condition during the three years ended 31 December 2001.

5.1.11 Outlook

In 2002, the Company is expecting continued strong growth in turnover and EBITDA, based on current forecasts.

The strategies outlined in Section 4.4 will be pursued throughout 2002.

5.1.12 Post balance sheet events

There are no significant post balance sheet events to be mentioned.

5.2 CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

CONSOLIDATED INCOME STATEMENTS

(millions of euro) (except data per share)	Note	Year ended 31 December 2001	Year ended 31 December 2000	1999	2000
			Pro forma (unaudited)		
Turnover	4	15,087	12,059	7,585	–
Cost of sales		(5,815)	(5,358)	(3,454)	–
Selling, general and administrative expenses		(5,942)	(4,902)	(3,184)	–
Research and development expenses		(42)	(34)	(28)	–
EBITDA		**3,288**	**1 765**	**919**	**–**
Depreciation and amortisation (excluding goodwill)	7,8	(1,848)	(1,382)	(1,030)	–
Operating income/(loss)		**1,440**	**383**	**(111)**	**–**
Interest income (expenses), net		(438)	(392)	(296)	4
Other non-operating expenses, net		(12)	–	(2)	–
Equity in net loss of affiliates (excluding goodwill amortisation)	9	(604)	(400)	(221)	–
Income/(loss) before tax, goodwill amortisation and minority interests		**386**	**(409)**	**(630)**	**4**
Income taxes	6	(684)	(459)	(241)	–
Loss before goodwill amortisation and minority interests		**(298)**	**(868)**	**(871)**	**4**
Goodwilll amortisation	2,7,9	(556)	(612)	(590)	–
Minority interests	15	(32)	159	139	–
LOSS BEFORE EXCEPTIONAL IMPAIRMENT CHARGE		**(886)**	**(1,321)**	**(1,322)**	**4**
Exceptional impairment charge	7,9	(3,635)	–	–	–
NET INCOME/(LOSS)		**(4,521)**	**(1,321)**	**(1,322)**	**4**
Net income/(loss) before exceptional impairment charge per share (basic and diluted)		*(0.18)*	*(0.28)*	*(0.28)*	*0.00*
Net income/(loss) per share		*(0.94)*	*(0.28)*	*(0.28)*	*0.00*
Diluted net income/(loss) per share		*(0.94)*	*(0.28)*	*(0.28)*	*0.00*

As the Group was formed on 29 December 2000, the consolidated income statement for 2000 does not reflect any activity. Consequently, comparative pro forma consolidated income statements are presented for the years ended 31 December 2000 and 1999. Refer to note 2.

Chapter 5

Assets – financial situation

CONSOLIDATED BALANCE SHEETS

(millions of euro)	Note	As at 31 December 2001	2000
ASSETS			
Goodwill, net	7	3,804	3,962
Intangible assets, net (excluding goodwill)	7	8,903	7,651
Property, plant and equipment, net	8	9,768	8,216
Investments accounted for under the equity method	9	4,897	8,591
Non consolidated investments	10	344	428
Other long term assets		6	131
Deferred income taxes	6	476	528
Total long-term assets		**28,198**	**29,507**
Inventories	18	184	435
Trade accounts receivable, less allowances	18,19	2,909	2,602
Deferred income taxes	6	92	68
Prepaid expenses and other current assets	19	1,440	1,128
Cash and cash equivalents	11	754	11,612
Total current assets		**5,379**	**15,845**
TOTAL ASSETS		**33,577**	**45,352**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity	**16**	**18,830**	**22,499**
Minority interests	**15**	**142**	**(58)**
Long-term debt, less current portion	11	3,900	4,363
UMTS vendor financing, less current portion	12	234	–
Other long-term liabilities	14,6	284	200
Total long-term liabilities		**4,418**	**4,563**
Current portion of long-term debt, bank overdrafts and other short-term borrowings	11	3,056	6,312
Trade accounts payable		4,391	3,867
Accrued expenses and other current liabilities	11	2,279	7,697
Deferred income taxes	6	53	75
Deferred income		408	397
Total current liabilities		**10,187**	**18,348**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**33,577**	**45,352**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(millions of euro) (except number of shares)	**Number of shares issued**	**Share capital**	**Additional paid-in capital**	**Retained earnings**	**Foreign currency translation adjustment**	**Total shareholder's equity**
Balance at 31 December 2000	4,801,915,818	4,802	60,392	(42,711)	16	22,499
Net loss for the year	–	–	–	(4,521)	–	(4,521)
Increase in capital	12,647,072	13	83	–	–	96
Translation adjustment	–	–	–	–	176	176
Other changes	–	–	–	580	–	580
Balance at 31 December 2001	**4,814,562,890**	**4,815**	**60,475**	**(46,652)**	**192**	**18,830**

Refer to note 16.

CONSOLIDATED CASH FLOW STATEMENTS

(millions of euro)	Note	Year ended 31 December 2001	Year ended 31 December 2000
OPERATING ACTIVITIES			
Net loss/(income)		(4,521)	4
Depreciation and amortisation of property, plant and equipment and intangible assets	7,8,9	2,404	–
Exceptional impairment charge		3,635	–
Loss/(gain) on disposal of assets		(17)	–
Changes in valuation allowances and other provisions		240	–
Equity in net loss of affiliates (excluding goodwill amortisation)	9	604	–
Deferred income taxes	6	74	–
Minority interests	15	32	–
Other elements		(3)	–
Funds generated from operations		**2,448**	**4**
Change in other operating assets and liabilities		208	15
Net cash provided from operating activities		**2,656**	**19**
INVESTING ACTIVITIES			
Purchase of property, plant and equipment and intangible assets (excluding UMTS licences and net of movements on fixed assets creditors[1])	7,8	(3,018)	–
Purchase of UMTS licences	7	(873)	–
Cash paid for investment securities and acquired business, net of cash acquired	20	(669)	1,822
Proceeds from sale of investments and other assets	10,20	545	–
Net cash (used)/provided by investing activities		**(4,015)**	**1,822**
FINANCING ACTIVITIES			
Decrease in long-term borrowings		(251)	–
Decrease in bank overdrafts and short-term borrowings		(3,631)	–
Decrease in other liabilities	11,20	(5,960)	–
Increase in UMTS vendor financing	12	234	–
Increase in shareholder's contribution	15,16	104	9,771
Net cash generated from financing activities		**(9,504)**	**9,771**
(Decrease)/increase in cash and cash equivalents		(10,863)	11,612
Impact of changes in exchange rates on cash and cash equivalents		5	–
Cash and cash equivalents at beginning of period	11	11,612	–
Cash and cash equivalents at end of period	11	**754**	**11,612**

As the Group was formed on 29 December 2000, the consolidated cash flow statement for 2000 only reflects activity from that date. Refer to note 2.

[1] *Movements on fixed assets creditors resulted in a cash inflow of euro 338 million in 2001 (compared to nil in 2000).*

1. PRESENTATION OF ORANGE

Orange S.A. ("the Company") is listed on Premier Marché of Euronext Paris and the London Stock Exchange.

The Company, its subsidiaries, jointly controlled entities, associates and investments (together "the Group") offer a broad range of voice and data communications services in France, United Kingdom and in selected markets in continental Europe and in the rest of the world.

Created on 29 December 2000, the Group consists of (i) FTM S.A. (renamed Orange France S.A. – "Orange France" – in 2001), formed as a result of the transfer of FTM (the mobile division of France Telecom until 31 December 1999) to FTM S.A. on 22 August 2000, with a retroactive legal effect as from 1 January 2000, (ii) the operations of Orange plc, which are mainly located in the United Kingdom and which were acquired by France Telecom from Vodafone group in August 2000 and (iii) France Telecom operations and investments in a number of European and international subsidiaries, jointly controlled entities, associates and investments.

2. BASIS FOR PREPARATION

As a result of the inception of the Group on 29 December 2000, the following financial information is presented:

- the audited consolidated financial statements as at 31 December 2001;
- the audited consolidated financial statements as at 31 December 2000, reflecting the effects of the legal transfer which occurred on 29 December 2000 ;
- the unaudited pro forma consolidated income statements for the years ended 31 December 2000 and 1999, as no operations are reflected in the consolidated income statement prior to 29 December 2000.

The Group's consolidated financial statements and pro forma consolidated income statements have been prepared in accordance with French generally accepted accounting principles as they are applied by the Group (refer to note 3 below).

Preparation of the pro forma income statements

The Group's pro forma consolidated income statements for the twelve months ended 31 December 2000 and 1999 are intended to reflect the Group's results of operations as if the Group, which was created on 29 December 2000, had existed over those two periods. The Group's pro forma consolidated income statements are presented for illustrative purposes only and are not necessarily indicative of what the Group's results of operations would have been had the Group's inception occurred at an earlier date.

Operations legally transferred to the Group before 31 December 2000 have been consolidated or accounted for under the equity method over the periods presented, based on the Group's ownership interest at 31 December 2000. The Group's investments in KPNO N.V. ("KPNO") and Hutchison Telecommunications GmbH ("HTG"), are accounted for as non-consolidated investments (refer to note 10).

Borrowings contracted to finance (i) the acquisition of assets from France Telecom at the Group's inception and, (ii) the UK and Dutch UMTS licences and, (iii) the investments in BITCO and Ananova are deemed to have been extinguished by the share capital increases of Orange plc and the Company. Consequently, interest expenses incurred on these borrowings are not reflected in the pro forma consolidated income statements. In addition, the remaining cash balance resulting from the above-mentioned share capital increases is deemed to have been placed with France Telecom during the second half of 2000. The related interest revenues have been reflected in the pro forma consolidated income statement for the year ended 31 December 2000.

Financial statements used for the preparation of the pro forma income statements

The Group's pro forma consolidated income statements have been prepared on the basis of:

1. Orange France's audited 2000 year-end financial statements and FTM's 1999 year-end pro forma financial statements derived from the FTM divisional accounts which were included in the audited financial statements of France Telecom, as restated under the Group's accounting policies as necessary.
2. Orange plc's 2000 and 1999 year-end financial statements as restated under the Group's accounting policies as necessary and adjusted to exclude the euro 53 and 58 million extraordinary items net of tax, incurred during the years ended 31 December 2000 and 1999 respectively, as such extraordinary items comprise non-recurring costs associated with the successive changes of control of Orange plc in 2000 and 1999.
3. Audited financial statements for the same periods of France Telecom's and Orange plc's European and international mobile subsidiaries, jointly controlled entities, associates and investees.

No synergies have been reflected in the pro forma income statements.

3. ACCOUNTING POLICIES

The Group's consolidated financial statements are prepared in accordance with French generally accepted accounting principles under Rule 99-02 of the "Comité de la Réglementation Comptable" of 29 April 1999.

PRESENTATION OF THE FINANCIAL STATEMENTS

- In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortisation, which are shown under two separate headings being "Depreciation and amortisation (excluding goodwill)" and "Goodwill amortisation".
- Gains or losses on disposal of investment securities are recorded under the heading "Other non-operating income (expenses), net".
- Foreign exchange gains and losses are included in "Interest income (expenses), net".
- The heading "Goodwill amortisation" includes goodwill of all consolidated companies as well as those accounted for using the equity method.
- Exceptional impairment charges are recorded as a result of the review of the value in use of the Group's goodwill and other long lived assets.
- The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.
- The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

CONSOLIDATION PRINCIPLES

The consolidation principles are as follows:

- Subsidiaries which the Company controls either directly or indirectly are fully consolidated.
- Companies in which the Group and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.
- Companies over which the Group exercises significant influence but does not control (generally a 20% to 50% controlling interest) are accounted for under the equity method.
- All material inter-company balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of foreign subsidiaries presented in local currency are translated as follows:

- Assets and liabilities are translated at the closing rate,
- Items in the consolidated income statement are translated at the average rate for the period,
- The resulting translation adjustment is included as a separate component of shareholders' equity. Translation adjustments relating to subsidiaries within the euro zone have been fixed based on the parities determined on 31 December 1998.

The financial statements of entities which operate in a hyper inflationary environment have been remeasured into their functional currency, prior to converting to euro, using the following method:

- Monetary elements of the balance sheet are translated at the closing rate,
- Non monetary elements are converted at the historic rate,
- Items in the consolidated income statement are translated at the average rate for the period except for depreciation and provision charges and reversals which are translated at the historic rate,
- The resulting translation adjustment is recorded in the consolidated income statement as an exchange gain or loss.

TRANSACTIONS IN FOREIGN CURRENCIES

At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies which are not hedged are recognised in the consolidated income statement of the corresponding period.

REVENUE RECOGNITION

Turnover includes airtime revenue (including fixed monthly access charges), roaming revenue, revenue from sales of telecommunication equipment and other revenues and services.

Revenues from airtime, roaming and other services are recognised when the service is rendered.

Revenues from sales of telecommunication equipment and connection charges are recognised upon delivery to the customer or activation by the customer, as appropriate.

SUBSCRIBER ACQUISITION AND LOYALTY COSTS

Subscriber acquisition and loyalty costs are expensed as incurred. These costs primarily include commissions and rebates paid to distributors.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments, with no capital risk, with maturities generally of three months or less at the time of purchase, and are stated at cost which approximates realisable value.

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE

Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an individual or statistical evaluation of the risk of non-recovery.

In view of the different types of customer (residential and professional markets), the Group does not consider that it is exposed to a concentration of customer risk.

INVENTORIES

Inventories principally comprise handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis.

PURCHASE ACCOUNTING

Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net" for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which the Group has significant influence.

Goodwill arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

The amortisation period for goodwill is determined taking into account the specific nature of the business acquired and the strategic value of each acquisition.

The value in use of goodwill is subject to impairment review when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition. The need to recognise impairment is assessed with reference to non-discounted cash flows within the economic and operating assumptions used by the management of the Group. Impairment, where necessary, is recorded as the difference between book value and fair value. Fair value is determined based on future cash flows discounted at appropriate rates, taking into account benefits expected at acquisition, such as synergies expected to result from the integration of the business with the Group's operations and the strategic position of the business for the Group.

In accordance with the purchase method of accounting under paragraph 215 of "Comité de la Réglementation Comptable" Rule 99-02, the historical carrying value of the business acquired is reflected in the acquirers' financial statements when the acquisition meets the criteria set out in paragraph 215 (amongst other criteria the acquisition must cover at least 90% of the shares of the company in a single transaction and must be settled through a share issue by the acquirer).

PLANT, PROPERTY AND EQUIPMENT AND INTANGIBLE ASSETS

Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (up front payment and/or present value of future fixed installments as appropriate) and are amortised on a straight-line basis over the period over which the Group expects to benefit from use of the licence, taking into account the likelihood of licence renewal as appropriate. They are amortised from the date of commercialisation of services.

The Orange France UMTS licence, awarded in 2001, has been accounted for in compliance with the statement 2002-B issued by the Emergency Task Force of the Conseil National de la Comptabilité on 9 January 2002 (refer to note 7).

Subscriber relationships are not amortised but subject to a regular impairment review (refer to note 7).

Plant, property and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

Repairs and maintenance and removal costs are expensed when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives. Main estimated useful lives are as follows:

Analogue and GSM network	5 to 8 years
Buildings and fittings	10 to 30 years
Computer equipment and software excluding network equipment	3 to 5 years
Other	3 to 10 years

Leased assets are recorded as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to the group.

IMPAIRMENT OF LONG-LIVED ASSETS

Plant, property and equipment and intangible assets (excluding goodwill) are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. For assets to be held and used, impairment is principally determined for each group of assets by comparing their carrying value with the undiscounted cash flows they are expected to generate based upon management's expectations of future economic and operating conditions.

Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

Assets to be disposed of are written down to their fair value, less costs of disposal, when such value is lower than their carrying value.

NON CONSOLIDATED INVESTMENTS

Non consolidated investments are stated at cost. An allowance is recorded when the fair value, based upon management's analysis of the specific nature of each investment, is permanently less than carrying value.

DEFERRED INCOME TAXES

Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. Deferred tax assets are provided for to the extent that the recovery of these taxes is not considered probable.

Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse.

DEBT ISSUE COSTS

Debt issue costs are deferred and expensed through income over the term of the facility.

RETIREMENT INDEMNITIES

In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their service life and level of compensation upon retirement. The actuarial cost of this unfunded obligation is charged to the consolidated income statement over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated income statement over the average remaining service life of employees.

In England, Orange plc operates a defined contribution pension scheme and funded unapproved retirement benefit schemes for eligible employees. Contributions to these two plans are expensed as incurred.

FINANCIAL INSTRUMENTS

Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

- Differences between interest receivable and interest payable on swaps, caps and floors, as well as premiums paid for these operations are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense;
- For forward exchange contracts and currency swaps designated as hedging operations, the initial difference between the negotiated forward rate and the prevailing rate for the day (forward points) is recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense. The gains and losses subsequently generated by these contracts, due to fluctuations in the exchange rate, are recorded as exchange rate corrections resulting from the item hedged;
- The gains and losses resulting from contracts allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

EARNINGS PER SHARE

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation and employee profit sharing.

SHARE BASED COMPENSATION

Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase at the exercise price of the option.

An allowance is recorded on treasury shares acquired by the Group in connection with purchase options granted to employees, whenever their cost is higher than the exercise price of the options.

Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

4. SEGMENT REPORTING

The main changes in the Group consolidation scope, which occurred in 2001, are presented in note 25.

The Group operates within the mobile telecommunication sector in three segments identified as follows:

The segment "France" includes GSM mobile telephony within mainland France, the French West Indies and La Réunion as both operator and service provider.

The segment "United Kingdom" includes mobile telephony within the United Kingdom.

The segment "Rest of world" includes all the other European and International subsidiaries (mobile telephony and development of wirefree multimedia services).

The main operating indicators by segment for the periods presented are as follows:

(in millions of euro, except employee numbers)	Year ended 31 December 2001	Year ended 31 December 2000[5]	1999
		Pro forma (unaudited)	
France			
Turnover	6,876	5,690	4,056
EBITDA before SAC's	3,105	2,564	1,924
SAC's	(920)	(1,035)	(980)
EBITDA	2,185	1,529	944
Depreciation and amortisation[1]	(561)	(501)	(494)
Operating income	1,624	1,028	450
Total plant, property and equipment and intangible assets[2]	3,569	2,692	n/a
Average number of employees[3]	6,971	6,077	4,783
United Kingdom			
Turnover	5,337	4,211	2,392
EBITDA before SAC's	1,976	1,553	872
SAC's	(699)	(794)	(492)
EBITDA	1,277	759	380
Depreciation and amortisation[1]	(665)	(433)	(290)
Operating income	612	326	90
Total plant, property and equipment and intangible assets[2]	10,330	9,501	n/a
Average number of employees[3]	12,734	10,132	7,077
Rest of world			
Turnover	2,941	2,193	1,182
EBITDA	16	(443)	(384)
Depreciation and amortisation[1]	(622)	(448)	(246)
Operating loss	(606)	(891)	(630)
Equity in net loss of affiliates[1]	(604)	(400)	(221)
Total plant, property and equipment and intangible assets[2]	8,576	7,636	n/a
Investments accounted for under the equity method[2]	4,897	8,591	n/a
Average number of employees[3]	10,265	8,073	5,379
Reconciling items			
Turnover – Inter-segment elimination	(67)	(35)	(45)
EBITDA – Operating income/(loss) – Unallocated corporate costs[4]	(190)	(80)	(21)
Total Group			
Turnover	15,087	12,059	7,585
EBITDA	3,288	1,765	919
Depreciation and amortisation[1]	(1,848)	(1,382)	(1,030)
Operating income /(loss)	1,440	383	(111)
Equity in net loss of affiliates[1]	(604)	(400)	(221)
Total plant, property and equipment and intangible assets[2]	22,475	19,829	n/a
Investments accounted for under the equity method[2]	4,897	8,591	n/a
Average number of employees[3]	29,970	24,282	17,239

[1] *Excluding goodwill amortisation.*
[2] *Including goodwill.*
[3] *Average full time equivalents.*
[4] *Group overheads and other common expenses.*
[5] *The balance sheet figures presented for the year ended 31 December 2000 are not pro forma unaudited figures, but consolidated figures (audited).*

5. PERSONNEL COSTS

(millions of euro, except employee numbers)	Year ended 31 December 2001	Year ended 31 December 2000	1999
		Pro forma (unaudited)	
Average number of employees[1]	29,970	24,282	17,239
Personnel costs			
Wages and salaries	1,177	824	541
Social charges and other pension related charges	232	175	125
Total	**1,409**	**999**	**666**

[1] *Average full time equivalents.*

In addition, personnel costs include employee profit-sharing expenses of the French operating entities totaling euro 33 million in 2001 (compared to euro 19 million in 2000 and euro 4 million in 1999, on a proforma basis).

Civil servants employed by France Telecom and performing functions for Orange France pursuant to contracts or outsourcing arrangements between France Telecom and Orange France are included in the Group's average number of employees: they represented 707 average full time equivalents at 31 December 2001, compared to 984 at 31 December 2000. The related costs incurred by Orange France (primarily arising from the recharge by France Telecom of salaries and social charges) are reflected in the reported personnel costs: they amounted to euro 26.4 million in 2001, compared to euro 20.4 million in 2000.

As part of the formation of the Group, various incentive plans, such as share option schemes, have been put in place for the employees and management of the Group (refer to note 17).

6. INCOME TAXES

Income tax (charge)/credit is analysed as follows:

(millions of euro)	Year ended 31 December 2001	Year ended 31 December 2000	1999
		Pro forma (unaudited)	
Current income taxes	(610)	(418)	(23)
Deferred income taxes	(74)	(41)	(218)
Total	**(684)**	**(459)**	**(241)**

Movements in income tax charges and credits are mainly attributable to Orange France and to Orange Personal Communications Services Ltd ("OPCS").

A tax consolidation is effective in France as of 1 January 2002.

The reconciliation between the income tax expense computed at the French statutory tax rate and the effective income tax expense is as follows:

(millions of euro)	Year ended 31 December 2001	Year ended 31 December 2000	1999
		Pro forma (unaudited)	
Income tax calculated at the enacted tax rate[1]	(140)	154	252
Impact of equity in net losses from affiliates	(220)	(151)	(88)
Impact of unused tax losses carried forward and other temporary differences[2]	(378)	(340)	(299)
Impact of non French tax rates, permanent differences and changes in income tax rate	54	(122)	(106)
Effective income tax	**(684)**	**(459)**	**(241)**

[1] Enacted income tax rate was 36.43% at 31 December 2001 (37.76% at 31 December 2000 and 40% at December 1999), applied to the income/loss before tax, goodwill amortisation, minority interests and exceptional impairment charge.
[2] Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to note 3).

The analysis of deferred tax assets and liabilities by nature of temporary differences is as follows:

(millions of euro)	At 31 December 2001	2000
Deferred tax assets		
Losses carried forward	1,412	1,081
Other deferred tax assets	252	330
Total deferred tax assets	**1,664**	**1,411**
Valuation allowance	(1,096)	(815)
Deferred tax assets after valuation allowance	**568**	**596**
Including current deferred tax assets	92	68
Including long-term deferred tax assets	476	528
Deferred tax liabilities		
Tax accelerated depreciation	54	23
Other deferred tax liabilities	38	58
Deferred tax liabilities	**92**	**81**
Including current deferred tax liabilities	53	75
Including long-term deferred tax liabilities	39	6

The long-term deferred tax assets are expected to be utilised within a period of 5 years.

7. INTANGIBLE ASSETS

(millions of euro)	Cost	At 31 December 2001 Amortisation	Net book value	At 31 December 2000 Net book value
UMTS licences	8,078	–	8,078	7,035
Goodwill	4,364	(560)	3,804	3,962
Licences, patents and access rights	777	(227)	550	547
Other intangibles	304	(29)	275	69
Total	**13,523**	**(816)**	**12,707**	**11,613**

Acquisitions of intangible assets (excluding UMTS licences) amounted to euro 78 million in 2001.

UMTS licences

(millions of euro)	Date of award	Local and legal currency	Value in local currency	Euro equivalent at 31 December 2001
Orange 3G Ltd	September 2000	GBP	4,095	6,732
Dutchtone	July 2000	NLG	960	436
Orange Communications S.A.	December 2000	CHF	55	37
Mobistar	March 2001	BEF	6,051	150
Orange France	August 2001	FRF	4,060	619
Orange Denmark	September 2001	DKK	779	104
Total				**8,078**

As described in note 3, UMTS licences will be amortised as from the date of commercialisation of services.

The Orange France UMTS licence has been accounted for in compliance with the statement 2002-03 issued by the Emergency Task Force of the Conseil National de la Comptabilité on 9 January 2002. Accordingly, the up front fee paid on 30 September 2001 for an amount of euro 619 million has been recorded as an intangible asset. An additional variable fee (equaling 1% of Orange France future UMTS revenues) will be payable annually and expensed as incurred.

Goodwill

The table below presents the net book value of goodwill of fully consolidated companies determined as described in note 3:

(millions of euro)	Net book value At 31 December 2001	2000
Orange Communications S.A.[1]	1,534	1,453
Dutchtone N.V.[1]	1,173	1,147
Orange Romania S.A. (formerly Mobil Rom)	626	635
Globtel A.S.	310	318
Ananova Ltd	–	137
Wildfire Communications, Inc	–	127
Other	161	145
Total (net)	**3,804**	**3,962**

[1] *In the year ended 31 December 2001, the Group acquired additional shareholdings in Orange Communications S.A. (14.75%) and Dutchtone (8%). Refer to note 15.*

A purchase price allocation was conducted for Orange Communications S.A. and Dutchtone in accordance with paragraph 211 of Rule 99-02. It resulted in the purchase price (euro 1,468 million for a 57.25% shareholding in Orange Communications S.A. and euro 903 million for a 100% shareholding in Dutchtone) being allocated to the fair value of subscriber relationship (euro 171 million for Orange Communications S.A. and euro 17 million for Dutchtone) and of GSM licence (euro 21 million for Orange Communications S.A.).

The subscriber relationship has been valued on a discounted cash flow basis relating to the subscribers concentration in Switzerland and in The Netherlands as at the date of acquisition. This asset is not amortised but subject to a regular impairment review.

The GSM licence not reflected in the books of Orange Communications S.A. before the acquisition date has been recorded. This asset is amortised over its expected remaining useful life from the date of acquisition.

Goodwill arising from the acquisition of Ananova and Wildfire Communications and totaling euro 207 million as at 31 December 2001 was written down to a nil amount at that date. These wholly owned subsidiaries were acquired in 2000 as trading businesses. Since acquisition, both companies, whilst retaining their corporate identities, have been successfully integrated into Orange and are now primarily focused on supporting the delivery of the Orange vision for wirefree multimedia services. The goodwill write-down is a prudent reflection of the decrease in value of comparable high technology companies at the same stage of development as Wildfire and Ananova. This write-down of euro 207 million is reflected in the line "exceptional impairment charge" in the income statement.

Amortisation of intangible assets

Amortisation of intangible assets, excluding goodwill, amounted to euro 90 million in 2001 (compared to euro 77 million in 2000 and euro 35 million in 1999, on a pro forma basis).

Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition. In the consolidated income statements, amortisation of goodwill – relating to fully consolidated companies – amounts to euro 255 million in 2001 (compared to euro 245 million in 2000 and euro 226 million in 1999, on a pro forma basis).

8. PROPERTY, PLANT AND EQUIPMENT

(millions of euro)	At 31 December 2001 Cost	Accumul. depreciat.	Net book value	At 31 December 2000 Net book value
Land and buildings	3,701	(1,066)	2,635	2,081
Network equipment	8,989	(3,484)	5,505	4,892
Computer and terminal equipment (excluding network)	2,188	(1,037)	1,151	869
Other	771	(294)	477	374
Total	**15,649**	**(5,881)**	**9,768**	**8,216**

Changes in the net book value of property, plant and equipment are as follows:

(millions of euro)	At 31 December 2001
Balance at beginning of period (net)	**8,216**
Acquisitions of property, plant and equipment	3,278
Effect of acquisitions and divestitures	(18)
Depreciation expense	(1,758)
Reclassifications	(81)
Translation adjustment	131
Balance at end of period (net)	**9,768**

Land and buildings include euro 2,155 million of network infrastructure at 31 December 2001 and euro 1,670 million at 31 December 2000.

Interest charges capitalised under the value of property, plant and equipment amount to euro 51 million at 31 December 2001 and euro 58 million at 31 December 2000.

The net book value of assets under capital leases amounts to euro 1,150 million at 31 December 2001 and euro 886 million at 31 December 2000.

Depreciation of property, plant and equipment amounted to euro 1,758 million in 2001 (compared to euro 1,305 million in 2000 and euro 995 million in 1999, on a pro forma basis).

9. INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments accounted for under the equity method:

(millions of euro)	Interest at 31 December 2001 %	Net book value at 31 December 2001	2000
Wind	26.6	4,456	4,537
MobilCom	28.3	–	3,687
BITCO	49	439	359
NewsTakes Inc.	25	–	6
Book2eat Ltd	41.7	2	2
Total		**4,897**	**8,591**

The prospects of the German wirefree market, with two dominant players and four new entrants, were re-examined by the Group and this review led to the following:

- Goodwill as at 31 December 2001 was fully written down, resulting in an exceptional impairment charge amounting to euro 2,513 million,
- The remaining cost of the investment (primarily the Group's share of MobilCom's net assets as at 31 December 2001) was fully depreciated, resulting in an additional exceptional impairment charge amounting to euro 915 million.

The write-down of the investment in MobilCom amounting to euro 3,428 million is reflected in the line "Exceptional impairment charge" in the income statement.

At 31 December 2001, the net book value of goodwill relating to investments accounted for using the equity method amounted to euro 1,972 million for Wind (compared to euro 4,479 million at 31 December 2000), euro 2,513 million for MobilCom – before it was written down to a nil book value as at 31 December 2001 – (compared to euro 2,680 million at 31 December 2000) and euro 310 million for BITCO (compared to euro 233 million at 31 December 2000).

The decrease in the net book value of goodwill for Wind arises from:

- the purchase price allocation exercise conducted in accordance with paragraph 211 of Rule 99-02,
- the reduction in the Group's shareholding in Wind from 43.4% to 26.6% (see below).

Changes in investments accounted for under the equity method
(millions of euro)

Balance at 31 December 2000	**8,591**
Capital increase in Wind	190
Effect of acquisitions and divestitures	337
Equity in net loss of affiliates	(604)
Goodwill amortisation, before MobilCom write-down	(301)
MobilCom write-down	(3,428)
Translation adjustment	(3)
Other changes	115
Balance at 31 December 2001	**4,897**

BITCO, an entity in which the Group has a significant influence, has been accounted for under the equity method with effect from the date of the acquisition of a 34% stake by Orange Plc on 12 September 2000. It had no significant operations prior to that date. In January 2001, the Group entered into an agreement with its co-shareholders in BITCO whereby it acquired an additional 15% interest in this company, bringing the Group's total shareholding to 49%.

The Group's shareholding in MobilCom was reduced from 28.5% to 28.3%, following the conversion to shares of convertible bonds held by employees of MobilCom.

ENEL acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed it to Wind on 30 July 2001, reducing the Group's shareholding in Wind from 43.4% to just below 26.6% (see below).

Equity in net loss of affiliates
The equity in net loss of affiliates amounted to euro 604 million in 2001 (compared to euro 400 million in 2000 and euro 221 million in 1999, on a pro forma basis):

(millions of euro)	Year ended 31 December 2001	Year ended 31 December 2000	1999
		Pro forma (unaudited)	
Wind	(365)	(337)	(244)
MobilCom	(178)	(62)	23
BITCO	(58)	(1)	–
Other	(3)	–	–
Total	**(604)**	**(400)**	**(221)**

The equity in net loss of Wind reflects the Group's shareholding of 43.4% until 30 July 2001 and a reduced shareholding of just below 26.6% as from that date, resulting from the contribution of Infostrada to Wind.

In the income statement, goodwill is amortised over a period ranging from 5 to 20 years depending on the nature of the business acquired and the strategic value of each acquisition. Amortisation of goodwill – relating to investments accounted for under the equity method – amounts to euro 301 million in 2001, before MobilCom write-down (compared to euro 367 million in 2000 and euro 364 million in 1999, on a pro forma basis).

10. NON CONSOLIDATED INVESTMENTS

The Group's main non consolidated investments are as follows:

(millions of euro)	Country	Interest %	At 31 December 2001 Gross value	Provision	Net book value	At 31 December 2000 Net book value
Connect Austria	Austria	17.5	112	–	112	109
Optimus	Portugal	20.0	122	–	122	105
BPL	India	26.0	47	–	47	47
HTG	Germany	100.0	6	–	6	6
KPNO	Belgium	–	–	–	–	121
Other			64	(7)	57	40
Total			**351**	**(7)**	**344**	**428**

In February 2001, the Group sold its 50% interest in KPNO to KPN Mobile. Total consideration was euro 500 million including euro 102 million in respect of repayment of a shareholder loan. The gain resulting from the sale of KPNO has been reflected through equity in accordance with paragraph 215 of Rule 99-02 (refer to note 16).

In February 2001, the Group participated in a capital increase in Optimus.

As it is the current expectation that the interest in HTG will be disposed of, it has been accounted for as a "non-consolidated investment". It is reflected at its equity method carrying value as at 29 December 2000 (the date it was transferred to the Company) in compliance with paragraph 215 of Rule 99-02.

11. BORROWINGS NET OF AVAILABLE CASH

At 31 December 2001, borrowings net of available cash amounted to euro 6,214 million compared to euro 5,038 million at 31 December 2000. They can be detailed as follows:

- cash and cash equivalents amounting to euro 754 million at 31 December 2001 (compared to euro 11,612 million at 31 December 2000). Cash and cash equivalents at 31 December 2000 were mainly comprising the euro 9,771 million cash injection from France Telecom and cash of entities transferred to the Company on 29 December 2000. These were primarily intended to finance certain liabilities that were extinguished in 2001 (see below).
- long-term debt less current portion amounting to euro 3,900 million at 31 December 2001 (compared to euro 4,363 million at 31 December 2000).
- current portion of long-term debt and short term borrowings amounting to euro 3,056 million at 31 December 2001 (compared to euro 6,312 million at 31 December 2000).
- other liabilities, included in "Accrued expenses and other current liabilities" amounting to euro 12 million at 31 December 2001 (compared to euro 5,975 million at 31 December 2000). At 31 December 2000, those liabilities were mainly arising from the acquisition of a 43.4% interest in Wind (euro 4,878 million), a 42.5% interest in Orange Communications S.A. (euro 1,082 million) and they were extinguished in 2001 (see above).

SHORT-TERM BORROWINGS

The table below presents an analysis of the Group's short-term borrowings by type, after the effects of currency swaps:

(millions of euro)	At 31 December 2001	2000
France Telecom current accounts	2,159	5,820
Bank loans	26	68
Other loans	71	9
Bank overdrafts	184	121
Total short-term borrowings	**2,440**	**6,018**

Current accounts with France Telecom generally bear interest at rates linked to market interest rates of the countries where subsidiaries are operating.

LONG-TERM BORROWINGS

The table below presents an analysis of the Orange long-term borrowings by type, after the effects of currency swaps:

(millions of euro)	At 31 December 2001	2000
Bonds	1,164	1,135
Bank loans	3,259	3,456
Other non bank loans and capital leases	93	66
Total long-term debt	**4,516**	**4,657**
Including current portion	616	294
Including long-term portion	3,900	4,363

The maturity of outstanding long-term borrowings at 31 December 2001 over the next five years is euro 616 million at 31 December 2002, euro 745 million at 31 December 2003, euro 956 million at 31 December 2004, euro 893 million at 31 December 2005, euro 328 million at 31 December 2006.

The table below presents details of bonds not matured as at 31 December 2001:

(millions) Currency	Amount in currency of denomination	Maturity	Interest rate %	Euro equivalent at 31 December 2001	2000
USD	197	2006	8.75	224	213
GBP	197	2008	8.63	324	316
USD	18	2008	8.00	21	19
EUR	94	2008	7.63	94	94
GBP	150	2009	8.88	247	240
USD	263	2009	9.00	298	282
Impact of interest or currency rate swaps				(44)	(29)
Total bonds				**1,164**	**1,135**

The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

(millions of euro)	At 31 December 2001	2000
Less than 5%	26	8
Between 5 and 7%	65	2
Between 7 and 10%	2,743	3,298
More than 10%	15	1
Total fixed rate	**2,849**	**3,309**
Total variable rate	1,606	1,324
Capital leases	61	24
Total long-term debt	**4,516**	**4,657**

The weighted average fixed interest rate amounted to 7.4% at 31 December 2001 (compared to 7.6% at 31 December 2000). The weighted average variable interest rate amounted to 5.4% at 31 December 2001 (compared to 7.8% at 31 December 2000).

The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(millions of euro)	At 31 December 2001	2000
British pound	3,709	3,826
Euro	460	516
US dollar	221	226
Other currencies	65	65
Capital leases	61	24
Total long-term debt	**4,516**	**4,657**

Debt instruments may in some cases be initially contracted in foreign currencies. They are generally converted into the currencies of the countries where subsidiaries are operating through the use of currency rate swap agreements in order to reduce the Orange group exposure to foreign exchange risk.

At 31 December 2001, the Group held currency swaps converting US$478 million and euro 94 million into GBP 388 million, with maturities between 2006 and 2009.

CREDIT FACILITIES

At 31 December 2001, the Group had the following credit facilities:

	Currency of denomination	Amounts in local and legal currency	Euro equivalent at 31 December 2001	Used portion
Bilateral credit lines				
Short-term	EUR	510	510	459
	MC[1]	6,800	6,800	1,765
	CHF	39	26	26
Long-term	USD	245	278	221
	BWP	27	4	4
	XAF	12,000	18	14
	EUR	7	7	6
Syndicated credit lines				
Long-term	GBP	1,599	2,628	2,545
	BEF	18,000	446	367
	DEM	218	111	93

[1] *Multi currency facility, denominated in euro equivalent*

The above table includes the credit facilities granted to the Group by France Telecom. The euro 6,800 million facility granted to the Company by France Telecom matures in July 2002 and will be renewed for a further period of at least 12 months.

As part of their financing policy, certain Group companies are subject to financial and operating ratios under certain covenants and limitations in terms of distribution of earnings.

12. UMTS VENDOR FINANCING

At 31 December 2001, the Group's suppliers of UMTS equipment had granted the following credit facilities:

Currency	Maturity	Amounts in local and legal currency	Euro equivalent at 31 December 2001	Used portion
MC[1]	2003	270	270	234
EUR	2004	470	470	–
GBP	2004	6	10	–

[1] *Multi-currency facility denominated in euro equivalent.*

13. FINANCIAL INSTRUMENTS

Through its operations, the Group is exposed to price risks with relation to investment of surplus cash and debt financing.

MANAGEMENT OF RISK OF LONG-TERM DEBT RATES

As part of its financing policy, the Group enters into long-term borrowings from credit institutions. These borrowings are generally contracted at a variable interest rate. In order to hedge the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to the Group of using derivative financial instruments:

(millions of euro)	At 31 December 2001	At 31 December 2000
Interest rate swaps	5,167	2,392
Interest rate caps and floors	1,166	593
Interest rate collars	–	508
Currency swap	594	579
Forward exchange contracts[1]	106	304

[1] *Includes gross value of buy and sell contracts.*

FAIR VALUE OF FINANCIAL INSTRUMENTS

With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, the Group considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

The fair value of long-term debt has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by the Group for instruments with similar conditions and maturities.

The table below presents the fair value of financial instruments:

	At 31 December 2001		At 31 December 2000	
(millions of euro)	Carrying value	Fair value	Carrying value	Fair value
Balance Sheet financial instruments				
Assets				
Cash and cash equivalents	754	754	11,612	11,612
Trade accounts receivable	2,909	2,909	2,602	2,602
Non consolidated investments	344	344	428	807
Liabilities				
Bank overdrafts and other short-term borrowings	2,440	2,440	6,023	6,023
Trade accounts payable	4,391	4,391	3,867	3,867
Long-term debt including current portion[1]	4,516	4,630	4,657	4,721
Off Balance Sheet financial instruments				
Unrealised gain/(loss) on interest rate derivative instruments	–	(17)	–	(1)
Unrealised gain/(loss) on forward foreign exchange contracts	–	33	–	(12)

[1] *Net of currency swaps*

14. OTHER LONG-TERM LIABILITIES

The analysis of other long-term liabilities is as follows:

	At 31 December	
(millions of euro)	**2001**	**2000**
Deferred income	160	150
Provisions for liabilities and charges	24	19
Deferred tax liability	39	6
Other	61	25
Total	**284**	**200**

Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled euro 1,247 million at 31 December 2001 (euro 1,221 million at 31 December 2000) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that will be amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

15. MINORITY INTERESTS

Changes in minority interests are as follows:

(millions of euro)	
Balance at 31 December 2000	**(58)**
Result for the year	32
Issuance of share capital to minority interests	8
Effect of acquisitions and divestitures	143
Translation adjustment	5
Other changes	12
Balance at 31 December 2001	**142**

Minority interests mainly relate to Mobistar, Orange Communications S.A., Orange Romania SA (formerly Mobil Rom), and Globtel at 31 December 2001.

On 16 January 2001, the Group acquired an additional 8% interest in Dutchtone, bringing its total shareholding to 100%.

The Group increased its shareholding in Orange Communications S.A. from 85% to 99.75% during the year.

- On 15 March and on 3 September 2001, the Group respectively acquired an additional 2.5% and 5% in Orange Communications S.A., after two of its co-shareholders chose to exercise their put options, bringing the Group's shareholding in Orange Communications S.A. to 92.5%,
- On 7 November 2001, the Group increased the share capital of Orange Communications S.A. and thereby increased its shareholding in Orange Communications S.A. from 92.5% to 99.75%.

The Group took part in the formation of Orange Sweden, with an initial 51% stake and subsequently acquired additional stakes (34% on 29 August 2001, 10% on 3 December 2001, 3% on 27 December 2001), bringing its total shareholding to around 98% at 31 December 2001.

16. SHAREHOLDERS' EQUITY

The Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium), reserved for participants in the Orange France savings plan ("Plan d'Epargne Groupe" – PEG Orange France) during the first half of 2001. The Company also issued 31,192 shares for euro 1 nominal value each (euro 10 including premium) that were subscribed by share option holders in December 2001. Refer to note 17.

The other changes in shareholders' equity relate to:

- Capital gains (euro 331 million) arising from the disposal of KPNO and of other assets,
- A dilution effect (euro 152 million) arising from the contribution of Infostrada to Wind as at 30 July 2001, reducing the Group shareholding in Wind from 43.4% to just below 26.6%, which have been reflected through equity, in accordance with paragraph 215 of Rule 99-02.

Other changes also include re-evaluation of assets and other adjustments (euro 97 million) mainly arising from the purchase price allocation exercise performed for Orange Communications S.A.

17. SHARE BASED COMPENSATION

During 2001, the Board of Directors approved the following new share option and share ownership plans as described below:

Share Option Plans

- Orange Share Option Plan (France)

The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible. The plan grants options to subscribe for new shares or acquire existing shares.

- Orange Sharesave Plan

The Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company in the United Kingdom. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250.

- Orange International Share Option Plan

The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Three tranches exist, depending on the employees, each having different vesting periods.

- Orange US Share Option Plan

The Orange US Share Option Plan is a qualifying share option for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

Share Ownership Plans

- Orange Sharepurchase Plan

The Sharepurchase Plan, which is established under a trust, was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

- Partnership Shares

Eligible employees can acquire the Company's "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

■ Matching Shares

One free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

■ Free Shares

In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

Matching and free shares must be held in the trust for three years (if an employee withdraws partnership shares before this time, the matching and free shares are forfeited).

■ Restricted Share Plan

The Restricted Share Plan was established at the beginning of the public offering process and was designed for certain key employees, principally in the United Kingdom. Participants were allocated a number of shares which will vest in three equal tranches, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom and the Company is not required to contribute to the cost of these shares.

■ Senior Manager's Long Term Bonus Plan

The Senior Manager's Long Term Bonus Plan is designed for certain key employees. Participants are allocated a number of shares which will vest in three equal tranches, as long as the participant is an employee of the Group at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

Orange France savings plan ("PEG Orange France")
This plan is designed for employees of Orange France who are French residents or otherwise eligible. Employees can invest up to 25% of their annual pre-tax salary and the participants can be granted delayed payment by way of a loan of up to 3 years. Shares are acquired at a 20% discount to the initial public offering price and a matching element is also offered to employees.

Information relating to stock option, share ownership plans and Orange France savings plan during 2001 is as follows:

Share Option plans

	Orange Share Option Plan (France)	Orange Sharesave Plan		Orange Share Option Plan	Orange US Share Option Plan	Total
		3 year	5 year			
Options outstanding at beginning of period	–	–	–	–	–	–
Granted	28,164,193	2,919,600	4,037,379	56,503,258	2,744,155	94,368,585
Exercised	–	(168)	(158)	–	(30,866)	(31,192)
Forfeited/lapsed	(1,623,238)	(192,053)	(265,710)	(3,499,921)	(7,623)	(5,588,545)
Options outstanding at end of period	**26,540,955**	**2,727,379**	**3,771,511**	**53,003,337**	**2,705,666**	**88,748,848**

Detail of the options granted during the year is as follows:

	Number of options	Average period remaining to full vesting (months)	Expiry date	Average exercise price
Orange Share Option Plan (France)				
12 February 2001	24,316,657	24	11 February 2011	euro 10.00
24 October 2001	3,847,536	33	23 October 2011	euro 9.15
Orange Sharesave Plan – 3 year				
21 March 2001	2,356,097	28	1 December 2004	£4.98
4 December 2001	563,503	35	1 July 2005	£5.13
Orange Sharesave Plan – 5 year				
21 March 2001	4,037,379	52	1 December 2006	£4.43
Orange Share Option Plan				
12 February 2001	48,201,613	22	11 February 2011	euro 10.00
24 October 2001	8,301,645	28	23 October 2011	euro 8.98
Orange US Share Option Plan				
12 February 2001	2,491,177	8	11 February 2011	euro 10.00
24 October 2001	252,978	17	23 October 2011	euro 8.03
Total	**94,368,585**	–	–	–

Detail of the options outstanding at 31 December 2001 is as follows:

	Number of options	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Number of options exercisable at 31 December 2001
Orange Shareoption Plan (France)	26,540,955	26	euro 9.89	–
Orange Sharesave Plan – 3 year	2,727,379	29	£5.01	–
Orange Sharesave Plan – 5 year	3,771,511	52	£4.43	–
Orange Shareoption Plan	53,003,337	23	euro 9.85	–
Orange US Shareoption Plan	2,705,666	9	euro 9.82	1,027,634
Total	**88,748,848**	–	–	–

Options outstanding at 31 December 2001 represent 1.84% of the Company's share issued capital as at that date.

SHARE OWNERSHIP PLANS

The loss for the Group arising from the grant of free (or matching) shares to the employees amounted to euro 1 million for the period ended 31 December 2001.

ORANGEFRANCE SAVINGS PLAN ("PEG")

The Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium) reserved for participants in the Orange France Savings Plan ("Plan d'Epargne Groupe" – PEG Orange France) – refer to note 16. The matching element paid by the Company to the participants in the PEG Orange France amounted to euro 2.3 million for the period ended 31 December 2001. The loans granted to the participants in the PEG Orange France amounted to euro 0.8 million at 31 December 2001.

18. PROVISIONS

Provisions for allowances against assets other than plant, property and equipment and intangible assets are as follows at 31 December 2001:

(millions of euro)	At beginning of period	Net charge	Other movements[1]	At end of period
Customer receivables	371	160	6	537
Inventories	44	58	(3)	99
Investments	3	4	–	7

[1] *Includes exchange rate differences and effects of acquisition.*

Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

19. TRADE AND OTHER RECEIVABLES

The Group does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

Other debtors mainly comprise VAT receivables and prepayments.

Trade accounts receivable and other debtors are mostly due within one year.

20. COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENT

Cash paid for investments securities and acquired business, net of cash acquired

This heading includes payments made in relation to the acquisition of additional interests in Dutchtone (8%), Orange Communications S.A. (7.5%) and BITCO (15%) and also to a capital increase in Wind (prior to the contribution of Infostrada to Wind).

Proceeds from sale of assets

This heading mainly includes the cash received by the Group following the disposal of its 50% investment in KPNO (refer to note 10).

Decrease in other liabilities

This heading includes payments made in relation to the acquisitions of:

- A 42.5% interest in Orange Communications S.A. (euro 1,082 million),
- A 43.4% interest in Wind (euro 4,878 million).

Those acquisitions took place in 2000 and borrowings were reflected in the Group consolidated balance sheet at 31 December 2000. The capital injection of euro 9,771 million, received from France Telecom on 29 December 2000, was used to extinguish those borrowings in 2001. Refer to note 11.

21. COMMITMENTS AND CONTINGENCIES

OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK EQUIPMENT AND INVENTORIES

In the ordinary course of its activities, the Group enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers containing stock protection clauses. Management believes that no significant risk of financial loss could arise from these contracts.

LEASE COMMITMENTS

The table below shows future minimum lease commitments due under non-cancellable operating and capital leases at 31 December 2001:

(millions of euro)	Operating leases	Capital leases
2002	317	38
2003	232	13
2004	220	6
2005	210	1
2006	200	1
2007 and thereafter	645	3
Total minimum lease commitments	1,824	62
Less amounts representing interest	–	(4)
Present value of net minimum lease commitments	**1,824**	**58**

Rental expense under operating leases amounted to euro 410 million at 31 December 2001 (compared to euro 350 million at 31 December 2000 and euro 162 million at 31 December 1999, on a pro forma basis).

In 2001, as part of a cross-border lease (QTE lease) with third parties, Orange Communications S.A. disposed of and leased back telecommunication equipment amounting to euro 203 million. Orange Communications S.A. deposited funds, totaling euro 203 million at 31 December 2001, which will be used to settle its obligations under the capital lease. This in-substance early extinguishment of the capital lease obligations resulted in the offset of the deposit amount and the capital lease obligation.

The obligations under the 1995 and 1997 OPCS's defeased leases (refer to note 14) and under the 2001 Orange Communications S.A. QTE lease (see previous paragraph) are not reflected in the above tables because of the early extinguishment of these commitments.

OFF BALANCE SHEET COMMITMENTS LINKED TO FINANCIAL INVESTMENTS

MobilCom

The Group has a call option to purchase 21.6 million shares (33% of the outstanding MobilCom shares) held by MobilCom's founding shareholder, which is exercisable between 2003 and 2006. Moreover, the founding shareholder has a put option against the Group regarding these shares exercisable in certain limited circumstances (if the France Telecom group acquires shares such that it owns more shares than the founding shareholder, or if a major disagreement arises and the France Telecom group imposes its position on the founding shareholder through the contractual mediation process, or if the France Telecom group breaches certain material obligations under the co-operation framework agreement with MobilCom and MobilCom's founding shareholder). The exercise price of the put and call options is to be determined based upon formal evaluation opinions by internationally recognised investment banks, using multi-criteria valuations.

If MobilCom is unable, through existing own capital resources and loan facilities and through additional financing that it procures on its own, to commence UMTS operations, France Telecom SA has a commitment under the terms and conditions set out in this agreement and on the basis of a budget and business plan agreed by France Telecom SA and the Group to provide loans directly to MobilCom or to guarantee third party loans to the extent of any financing necessary until the commencement of UMTS operations.

The conditions of application of the co-operation framework agreement and of France Telecom SA's financing commitments are currently the subject of disagreements with the founding shareholder. A discussion is in progress, of which the Group cannot predict the outcome.

Moreover, the management of the Group considers, to the best of its current knowledge, that the increase in borrowings recorded in the financial statements of the Group could reach a maximum of euro 6 to 7 billion within 18 months should the Group have to fully consolidate MobilCom, of which the existing facilities of euro 6.2 billion are non recourse to the France Telecom group. In this case, the assets of MobilCom, mainly represented by the UMTS licence, would be reassessed based on the new business plan set up by the Group, and taking into account the existence or not of likely consolidation in the mobile market in Germany. The management of the Group considers that the exceptional impairment charge of its investment in MobilCom recorded in 2001 translates implicitly a loss of value of the licence compared to its historic cost.

Over and above the application of the contractual arrangements, the sharing between France Telecom SA and the Group of any financial consequences of the disagreements with the founding shareholder will be determined on the basis of a fairness opinion issued by internationally recognised investment banks designated by the independent directors of France Telecom SA and the Group.

Wind

In October 2000, France Telecom and ENEL signed an agreement concerning Infostrada, a fixed-line telecommunications operator in Italy. Under the terms of that agreement, ENEL acquired a 100% shareholding in Infostrada on 29 March 2001 and contributed its Infostrada shares to Wind on 30 July 2001, reducing the Group shareholding in Wind from 43.4% to just below 26.6%. This agreement includes a public offering of not less than 25% of Wind's capital with expected proceeds of euro 3 billion, currently anticipated to take place in 2002, if market conditions are favorable. The agreement also grants the Group an option to acquire additional shares from ENEL at any time between the 25th and 30th month following the contribution date of Infrostrada into Wind, to bring its total shareholding to 76.6% of ENEL's stake. The option is exercisable at market value (and within a range of no more than 15% above or below a price equal to the offering price in the Wind initial public offering plus 10%). Finally, the agreement grants the Group an option to sell all its Wind shares to ENEL in the event that any actions or resolutions are taken or adopted by Wind and the Group does not agree therewith in its sole discretion. The option is exercisable at market value.

Other off balance sheet commitments

The Group has entered into agreements with some of its co-shareholders whereby the Group has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to transfers of shares. The main agreements are as follows:

- France Telecom Dominicana S.A.: the Group's co-shareholder has a put option, exercisable between 2003 and 2007 at market value, whereby it can sell its 14% shareholding in this company.
- BITCO: in the event of a default by any of this company's shareholders the non-defaulting shareholders can either exercise a call option to buy the defaulting party's shares at 80% of market value or exercise a put option whereby the defaulting party purchases the other shareholders' shares at 120% of market value. Under current applicable legislation in Thailand, the Group does not have the ability, under any circumstances, to increase its shareholding in BITCO beyond its current shareholding of 49%.

GUARANTEES AND ENDORSEMENTS

In the ordinary course of its business, the Group gives and receives certain guarantees of which the more significant at 31 December 2001 are as follows:

1. Shares and other assets owned by the Group have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by the Group, amounting to euro 3,679 million (used portion) and totaling euro 3,936 million (total amount of the loans and facilities) at 31 December 2001.
2. A euro 169 million guarantee has been granted to ENEL, Wind's majority shareholder, to cover the guarantee that ENEL granted to financial institutions as collateral to the ten year deferral of payment of the UMTS licence.
3. A maximum euro 104 million guarantee has been granted to a joint venture, which will be jointly operated by Orange Sverige AB and two other operators in Sweden, pursuant to a network sharing agreement.
4. Guarantees amounting to a maximum euro 49 million and euro 58 million respectively have been granted to equipment suppliers, in connection with the rollout of BITCO's network in Thailand. The first guarantee is valid for a period of 5 months from 30 November 2001. The second guarantee has a limited duration. In February 2002, these guarantees were replaced by a new guarantee amounting to a maximum of euro 199 million.
5. The Group had issued bank guarantees of euro 210 million to cover obligations, which were fully discharged in June 2001.
6. The Group has received guarantees from Orange Plc's former shareholders, Hutchinson Whampoa and British Aerospace, as well as third party insurance to cover the payment of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and the Group would not be liable for the payment on any termination sum.

LITIGATION AND CLAIMS

The dispute with the Group's co-shareholders in Connect Austria ended on 4 July 2001 and the tribunal arbitrated in favour of the Group. The International Court of Arbitration confirmed that the Group is a valid shareholder of the Connect Austria joint venture, without any limitation to its rights as a 17.5% stake shareholder. The resolutions previously adopted by the Group's co-shareholders to exclude the Group from the joint venture were declared invalid.

The Group is involved in a number of legal proceedings and has various unresolved claims pending as part of the ordinary course of its business. Associated costs are accrued when it is probable that a liability has been incurred, and the amount of that liability can be estimated within a reasonable range.

Although no assurance can be given as to the outcome of open claims, the Management of the Group estimates that it is not likely that such open claims could have a significant adverse effect on the Group's financial statements as at 31 December 2001.

22. RELATED PARTY TRANSACTIONS

The transactions and balances summarised below arose in the ordinary course of business with related parties:

Balances with related parties

(millions of euro)	At 31 December 2001	2000
Payables to related parties		
France Telecom	3,743	12,259
Receivables and cash on deposits with related parties		
France Telecom	677	11,961
Non consolidated investments	50	131

Transactions with related parties

(millions of euro)	Year ended 31 December 2001	Year ended 31 December 2000	1999
		Pro forma (unaudited)	
Transactions with related parties			
France Telecom			
– Revenues[1]	1,585	1,905	1,229
– Expenses[1]	(2,387)	(2,737)	(1,614)

[1] *Includes interest.*

The main transactions with related parties relate to interconnection between networks.

23. COMPENSATION OF THE EXECUTIVE OFFICERS

The aggregate amount of compensation paid to the executive officers and directors of the Company amounted to euro 1.5 million in 2001. Directors receive no compensation for their services as directors, other than reimbursement of expenses incidental to their attendance at Board of Directors' meetings.

24. POST BALANCE SHEET EVENTS

No significant post balance sheet event is to be mentioned.

25. CONSOLIDATION SCOPE

Changes in consolidation scope in 2001

The main changes in the consolidation scope which occurred in 2001 are presented below:

The Group took part in the formation of the following companies during the year:

- Orange Sweden (with an initial stake of 51%, which was subsequently increased to around 98% – see below),
- Orange Promotions SA, Inventmobile SA, Mobile for Business SNC, Orange International SAS.

The Group acquired additional interests in the following companies during the year:

- Dutchtone (+8%), Orange Communications S.A. (+14.75%) and Orange Sweden (+46.96%): refer to note 15,
- BITCO (+15%): refer to note 9.

The Group shareholdings in Wind and in MobilCom were reduced during the period (refer to note 9).

Hutchison Telecommunications (France) SA, Orange France Holding SA and Dutchtone Multimedia N.V. were merged during the year.

GlobtelNet A.S. was consolidated for the first time in 2001.

Presentation of consolidation scope

The consolidation scope presents, for all significant entities:

- The percentages of interest and control as at 31 December 2001;
- The percentages of interest used to prepare the pro forma consolidated statements of income for the years ended 31 December 2000 and 1999.

FRANCE

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2001	% control 31 December 2001	Pro forma % interest 31 December 2000	Pro forma % interest 31 December 1999
Orange France S.A. (formerly FTM S.A.)	France	99.86%	99.86%	99.86%	99.86%
Orange Caraïbe S.A. (formerly France Caraïbe Mobiles S.A.)	France	100.00%	100.00%	100.00%	100.00%
Orange Distribution S.A. (formerly France Telecom Mobiles Distribution S.A.)	France	99.86%	100.00%	99.86%	99.86%
Orange Services S.A. (formerly France Telecom Mobiles Services S.A.)	France	99.86%	100.00%	99.86%	99.86%
Rapp 6	France	99.86%	100.00%	99.86%	99.86%
Orange Supports et Consulting (formerly Télémate)	France	99.86%	100.00%	99.86%	99.86%
Orange Clients S.A. (formerly France Telecom Mobiles Clients S.A.)	France	99.86%	100.00%	99.86%	–
Orange Réunion (formerly France Telecom Mobiles La Réunion)	France	99.86%	100.00%	99.86%	–
Orange Promotions S.A. (formerly France Telecom Mobiles Promotions S.A.)	France	99.86%	100.00%	–	–

PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2001	% control 31 December 2001	Pro forma % interest 31 December 2000	Pro forma % interest 31 December 1999
Darty France Telecom	France	49.93%	50.00%	49.93%	49.93%
Fidecall	France	49.93%	50.00%	49.93%	49.93%
Inventmobile S.A.	France	49.93%	50.00%	–	–
Mobile Internet for Business S.N.C.	France	49.93%	50.00%	–	–

UNITED KINGDOM
FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2001	% control 31 December 2001	Pro forma % interest 31 December 2000	Pro forma % interest 31 December 1999
Orange plc	England	100.00%	100.00%	100.00%	100.00%
Orange Austria Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Cellular Services Ltd (formerly Hutchison Cellular Services Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings (UK) Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange International Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Mobile Data (UK) Ltd (formerly Hutchison Mobile Data (UK) Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings No.2 Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Paging (UK) Ltd (formerly Hutchison Paging (UK) Ltd)	England	100.00%	100.00%	100.00%	100.00%
Orange Personal Communications Services Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange Retail Ltd	England	100.00%	100.00%	100.00%	100.00%
Orange 3G Ltd	England	100.00%	100.00%	100.00%	100.00%
The Point Communications Ltd (formerly Hutchison Personal Communications Ltd)	England	100.00%	100.00%	100.00%	100.00%

REST OF WORLD

FULLY CONSOLIDATED COMPANIES

Company	Country	% interest 31 December 2001	% control 31 December 2001	Pro forma % interest 31 December 2000	Pro forma % interest 31 December 1999
Orange International Developments Ltd	Bahamas	100.00%	100.00%	100.00%	100.00%
Wirefree Services Belgium (formerly France Telecom Participations Belgium)	Belgium	100.00%	100.00%	100.00%	100.00%
Mobistar Corporate Solutions	Belgium	50.79%	100.00%	50.71%	50.71%
Mobistar S.A.	Belgium	50.79%	50.79%	50.71%	50.71%
Vista Cellular Ltd	Botswana	51.00%	51.00%	51.00%	51.00%
Rapid Link	China	67.00%	67.00%	67.00%	67.00%
Hutchison Telecommunications (France) S.A.	France	–	–	100.00%	100.00%
Orange France Holding S.A.	France	–	–	100.00%	100.00%
Orange International S.A.S.	France	100.00%	100.00%	–	–
Orange Côte d'Ivoire (formerly Société Ivoirienne de Mobiles)	Ivory Coast	85.00%	85.00%	85.00%	85.00%
Société Camerounaise de Mobiles S.A.	Cameroon	70.00%	70.00%	70.00%	–
Wirefree Services Denmark A/S (formerly France Telecom Participations Denmark)	Denmark	100.00%	100.00%	100.00%	100.00%
Orange A/S (formerly Mobilix A/S) ("Orange Denmark")	Denmark	53.58%	100.00%	53.58%	53.58%
Orange Holding A/S (formerly Mobilix Holding A/S) ("Orange Denmark")	Denmark	53.58%	53.58%	53.58%	53.58%
France Telecom Dominicana S.A.	Dominican Republic	86.00%	86.00%	86.00%	–
Ananova Ltd	England	100.00%	100.00%	100.00%	–
Telsea	Mauritius	51.00%	51.00%	51.00%	51.00%
Société Malgache de Mobiles	Madagascar	33.61%	65.90%	33.61%	33.61%
Dutchtone N.V.	The Netherlands	100.00%	100.00%	92.00%	92.00%
Dutchtone Multimedia N.V.	The Netherlands	–	–	100.00%	–
Dutchtone Retail	The Netherlands	100.00%	100.00%	–	–
Orange International B.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Romania S.A. (formerly Mobil Rom S.A.)	Romania	67.81%	67.81%	67.81%	67.81%
Orange Slovensko A.S. (formerly Globtel A.S.)	Slovakia	64.27%	64.27%	64.00%	64.00%
GlobtelNet A.S.	Slovakia	85.00%	85.00%	–	–
Orange Sverige AB ("Orange Sweden")	Sweden	97.96%	97.96%	–	–
Orange Communications S.A.	Switzerland	99.75%	99.75%	85.00%	85.00%
Orange Services US, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Wildfire Communications, Inc.	United States	100.00%	100.00%	100.00%	–

EQUITY ACCOUNTED INVESTMENTS

Company	Country	% interest 31 December 2001	% control 31 December 2001	Pro forma % interest 31 December 2000	Pro forma % interest 31 December 1999
Wind Telecomunicazioni S.p.A. (group)	Italy	26.58%	26.58%	43.40%	43.40%
MobilCom A.G. (group)	Germany	28.31%	28.31%	28.50%	28.50%
NewsTakes, Inc.	United States	25.00%	25.00%	25.00%	–
Bangkok Inter Teletech Company Ltd (group) – ("BITCO")	Thailand	49.00%	49.00%	34.00%	–
Book2eat.com Holdings Ltd (in liquidation)	England	41.74%	41.74%	41.74%	–

Orange, S.A.
Year ended 31 December 2001

Report of the Statutory Auditors on the Consolidated Financial Statements
(Free translation of the French original)

In our capacity as statutory auditors, we have audited the accompanying consolidated financial statements of Orange S.A., presented in euros, as of 31 December 2001 and prepared in accordance with accounting principles generally accepted in France.

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 31 December 2001 and the results of the group's operations included in the consolidation for the year then ended, in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw attention to note 2 to the consolidated accounts regarding the financial information presented. As the consolidated income statement for the year ended 31 December 2000 reflects the operations of the Company, which had no activity prior to 29 December 2000, pro forma consolidated income statements are also presented for the years ended 31 December 2000 and 1999, in order to better reflect the group's operations.

We have also reviewed the information relating to the group contained in the Director's report. We have nothing to report with respect to the fairness of such information and its consistency with the consolidated accounts.

21 March 2002

The Statutory Auditors

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers

Pierre-Bernard Anglade   Serge Villepelet

ERNST & YOUNG Audit

Jean-Yves Jegourel

5.3 STATUTORY FINANCIAL STATEMENTS

INCOME STATEMENTS ON A FUNCTIONAL BASIS

(thousands of euro)	Year ended 31 December 2001	2000
Sales	9,628	–
Selling, general and administrative expenses	(159,011)	(32,345)
EBITDA	**(149,383)**	**(32,345)**
Depreciation and amortisation expenses	(313)	–
Operating loss	**(149,696)**	**(32,345)**
Financial charges	(4,100,072)	–
Financial income	289,214	4,202
Loss before tax and employee profit sharing	**(3,960,554)**	**(28,143)**
Income taxes	(8,315)	–
Employee profit sharing	–	–
Net loss	**(3,968,869)**	**(28,143)**

INCOME STATEMENTS BY NATURE OF INCOME / EXPENSE

(thousands of euro)	Notes	Year ended 31 December 2001	2000
Operating revenues			
Sales	5.1	9,628	–
Total		**9,628**	**–**
Operating expenses			
Other operating expenses	5.2	(157,948)	(32,345)
Personnel costs		(1,063)	
Amortisation and provision		(313)	
Total		**(159,324)**	**(32,345)**
Operating loss		**(149,696)**	**(32,345)**
Financial charges	5.3	(4,100,072)	–
Financial income	5.4	289,214	4,202
Financial income (expense)		**(3,810,858)**	**4,202**
Operating loss before tax		**3,960,554**	**(28,143)**
Employee profit sharing		–	–
Income taxes	5.5	(8,315)	–
Net loss		**(3,968,869)**	**(28,143)**

BALANCE SHEETS
ASSETS

			At 31 December		
			2001		2000
(thousands of euro)	Notes	Gross value	Depreciation	Net Book Value	Net Book Value
Fixed Assets					
Intangible fixed assets	4.1.1	19,541	313	19,228	–
Investment securities and other Financial fixed assets	4.1.1	68,521,831	4,000,000	64,521,831	54,798,032
Total long-term assets		68,541,372	4,000,313	64,541,059	54,798,032
Current Assets					
Trade receivables	4.1.4	11,218	–	11,218	–
Other current assets	4.1.5	306,122	–	306,122	4,585
Cash and cash equivalents		20,001		20,001	9,770,703
Total current assets		337,341	–	337,341	9,775,288
Total Assets		**68,878,713**	**4,000,313**	**64,878,400**	**64,573,320**

LIABILITIES AND SHAREHOLDERS' EQUITY

		At 31 December	
(thousands of euro)`	Notes	2001	2000
Shareholders' equity			
Share capital		4,814,563	4,801,916
Share premium		59,836,008	59,752,463
Legal reserve		–	–
Other reserves		1	1
Accumulated losses		(28,148)	(5)
Net loss for the year		(3,968,869)	(28,143)
Total shareholders' equity	4.2.1	**60,653,555**	**64,526,232**
Provision for exchange loss		2,394	–
Total provisions		**2,394**	**–**
Liabilities			
Long-term debt	4.2.3	234,000	–
Short-term debt	4.2.3	3,837,023	–
Trade payables and accrued expenses		122,188	32,697
Other current liabilities		29,240	14,391
Total liabilities		**4,222,451**	**47,088**
Total liabilities and shareholders' equity		**64,878,400**	**64,573,320**

The statutory financial statements of Orange (the Company) as of and for the year ended 31 December 2001 have been approved by the Board of Directors on 20 March 2002.

1 . PRESENTATION OF THE COMPANY

The Company is a limited company (*société anonyme*) duly organised under the laws of France. The head office is located in Paris (France).

The Company was incorporated in 1992 under the name of France Telecom Electronic Directories, a wholly owned subsidiary of France Telecom. This company had no activity until the formation of the Orange Group on 29 December 2000.

In connection with the acquisition of Orange plc on 22 August 2000, and prior to a public offering of the Company's shares, France Telecom decided to pool its historical mobile operations together with Orange plc's into an enlarged Orange group under a new parent company, the Company.

2 . SIGNIFICANT EVENTS OF THE YEAR

Initial public offering

On 13 February 2001, the shares of the Company were admitted to the *Premier Marché of Euronext Paris* and the London Stock Exchange. France Telecom sold 633 million of the Company's shares, representing 13.24% of existing shares, through a retail offer and an institutional offer.

Movements in the Company's share capital

The Company issued 12,615,880 new shares for euro 1 nominal value each (euro 7.6 including premium), reserved for participants in the Orange France savings plan ("Plan d'Epargne Groupe" – PEG Orange France) during the first half of 2001.

In December 2001, the Company also issued 31,192 shares for euro 1 nominal value each (euro 10 including premium) following the exercise of stock options.

The Company's share capital amounted to euro 4,814,562,890 at 31 December 2001.

Investments in subsidiaries

1. In July 2001, the Company acquired additional shares in Wirefree Services Belgium ("WSB") for euro 11,818,900 thousand through a capital increase of Rapp 21, a subsidiary that was subsequently contributed to WSB.

2. On 5 October 2001 and 20 December 2001, the Company acquired additional shares in Orange plc for euro 947,994 thousand and euro 234,323 thousand, respectively (totalling euro 1,182,317 thousand).

3. In 2001, the Company took part in the formation of Orange International SAS and several subsidiaries (Aura 1, Aura 3, Aura 4 and Aura 5). These subsidiaries are wholly owned by the Company.

Multicurrency credit facility granted by France Telecom

On 18 January 2001 France Telecom granted to the Company a euro 6.8 billion multicurrency credit facility, expiring 31 July 2002. This credit facility is intended to finance the Company's working capital and capital expenditure requirements.

3. ACCOUNTING POLICIES

The Company's statutory financial statements are prepared in accordance with French accepted accounting principles.

The Company presents an income statement by nature of income and expense and an income statement on a functional basis, which includes:

- cost of sales,
- selling, general and administrative expenses,
- research and development costs.

Intangible and tangible fixed assets
Intangible and tangible fixed assets are recorded at cost of acquisition. They are amortised on a straight-line basis over their estimated useful lives as follows:

■ Software	3 to 5 years
■ Rights, licences and patents	3 to 5 years
■ Computer equipment	3 years

Investment securities
Investments in subsidiaries are recorded at the lower of historical cost or value in use. Realisable value is an indicator to take into account when assessing the value in use together with the business and profitability prospects of the subsidiary, as well as the strategy and relationship of the holder in connection with each subsidiary. Value in use includes consideration of the value of constituting within Orange an integrated pan-European wirefree telecommunications operator.

Trade and other receivables
Trade and other receivables are stated at cost. Allowances are set up against the estimated cost of non-recovery of receivables.

Transactions in foreign currencies
Transactions in foreign currencies are translated using the exchange rate prevailing on the date of the transaction.

At year-end, monetary balances denominated in foreign currencies are translated into euro using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies are deferred and reflected in "other assets" and "other liabilities" in the balance sheet. Unrealised losses on balances not hedged are fully provided for.

Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments.

Financial instruments
Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:
- differences between interest receivable and interest payable on swaps, caps and floors, as well as premiums paid for these operations are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense;
- initial differences between the negotiated term rate and the fixing rate for the day on forward exchange contracts and currency swaps designated as hedging operations are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense. The gains and losses subsequently generated by these contracts, due to fluctuations in the exchange rate, are recorded as exchange rate corrections resulting from the item hedged;
- the gains and losses resulting from contracts allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

4.BALANCE SHEET

4.1 ASSETS

4.1.1 Nature of long-term assets and changes during the period

(thousands of euro)	At 31 December 2000	Increase	Decrease	At 31 December 2001
Gross value				
Intangible and tangible fixed assets	–	19,541	–	19,541
Investments				
Investment securities	54,783,641	13,001,407	–	67,785,048
Other long-term receivables	14,391	722,392	–	736,783
Total gross value	**54,798,032**	**13,743,340**	**-**	**68,541,372**
Amortisation and provision				
Intangible and tangible fixed assets	–	(313)	–	(313)
Investments				
Investment securities	–	(4,000,000)	–	(4,000,000)
Other long-term receivables	–	-	–	–
Total amortisation and provision	**-**	**(4,000,313)**	**-**	**(4,000,313)**

Intangible and tangible fixed assets mainly comprise licences and software under development. Amortisation expenses amounted to euro 313 thousand in 2001.

The investment in WSB has been depreciated for a total amount of euro 4 billion, in order to reflect the decrease in value in WSB's investment in MobilCom.

4.1.2 Investment securities

(thousands of euro)	Share Capital	Other Shareholders' equity	% of share capital held as of 31/12/2001	Gross	Book value Net	Loans	Turnover for the year	Net income/ (loss) for the year
Subsidiaries (> 50%)								
Orange France SA	2,096,518	733,791	99.86	2,093,517	2,093,517	–	6,352,849	912,122
Orange plc	479,906	9,009,684	100.00	47,973,148	47,973,148	–	105,768	138,137
Sub total				*50,066,665*	*50,066,665*			
Wirefree Services Belgium ("WSB")[1]	16,162,129	(63,533)	100.00	17,358,771	13,358,771	–	632	(4,217,479)
Wirefree Services Denmark ("WSD")[2]	16,756	199,076	100.00	186,222	186,222	110,767	–	4,606
Orange Côte d'Ivoire (formerly Société Ivoirienne de Mobiles)	6,305	37,742	85.00	9,947	9,947	6,031	92,415	27,185
Orange Romania SA (formerly Mobil Rom)	181,211	(3,683)	51.00	128,952	128,952	–	378,456	81,085
Orange Caraïbes SA	5,360	77,229	100.00	34,301	34,301	–	253,821	52,525
Orange International SAS	38	–	100.00	38	38	900	6,816	53
Aura 1	38	–	100.00	38	38	–	–	–
Aura 3	38	–	100.00	38	38	–	–	–
Aura 4	38	–	100.00	38	38	–	–	–
Aura 5	38	–	100.00	38	38	–	–	–
Total				**67,785,048**	**63,785,048**	**117,698**		

Figures are converted into euro as follows:

- Share capital and other shareholders' equity are converted using year-end exchange rates (31/12/2001) ;
- Turnover and net income/(loss) are converted using the average exchange rate for the year.

[1] WSB mainly holds investments in the following companies: Wind (26.6%), MobilCom (28.3%), Mobistar (50.8%), Dutchtone (100%), Orange Communications S.A. (49.875%), Orange Romania SA (formerly Mobil Rom) (16.81%), Orange Sverige AB (97.96%), Société Camerounaise de Mobiles (70%), Vista (51%) and Telsea (51%).
[2] WSD holds investments in Orange Holding A/S (53.6%) and France Telecom Dominicana (86%).

The Company' s investment in WSB has been depreciated for a total amount of euro 4,000,000 thousand, in order to reflect the decrease in value of WSB's 28.3% investment in MobilCom.

4.1.3 Other long-term assets

At 31 December 2001, other long-term assets mainly comprise loans granted to Orange Côte d'Ivoire (formerly Société Ivoirienne de Mobiles), Vista, Telsea, Mobistar and Orange Holding A/S (principal and capitalised interests as of 31 December 2001). Loans are due after one year and bear interest at rates linked to market interest rates.

4.1.4 Trade receivables

Trade receivables mainly comprise invoices due by France Telecom and some of its subsidiaries for expenses incurred by the Company on their behalf.

4.1.5 Other current assets

In 2001, as part of the implementation of a central treasury project, the Company entered into credit facility arrangements with France Telecom Dominicana, WSD, Orange Communications S.A., Dutchtone, Vista et Orange International SAS.

Other current assets also comprise unrealised exchange losses for a total amount of euro 4,172 thousand.

4.2 LIABILITIES AND SHAREHOLDERS' EQUITY

4.2.1 Shareholders' equity

Statement of changes in shareholders' equity

(thousands of euro)	At 31 December 2000	Capital Increase	Net loss 2000	Net loss 2001	Other	At 31 December 2001
Share capital	4,801,916	12,647	–	–	–	4,814,563
Share premium	50,395,005	–	–	–	–	50,395,005
Additional paid-in capital	9,357,458	83,545	–	–	–	9,441,003
Statutory reserves	–	–	–	–	–	–
Other reserves	1	–	–	–	–	1
Retained earnings	(5)	–	(28,143)	–	–	(28,148)
Net loss	(28,143)	–	28,143	(3,968,869)	–	(3,968,869)
Total	**64,526,232**	**96,192**	**–**	**(3,968,869)**	**–**	**60,653,555**

Movements in the Company's share capital during the year 2001:
Movements in the Company's share capital are described in note 2 – Significant events of the year.

At 31 December 2001, the Company's share capital comprised 4,814,562,890 ordinary shares each having a par value of euro 1.
The Company's main shareholders are France Telecom (77.59%), subsidiaries of France Telecom (6.57%), individuals (13.15%), E.On (2.13 %) and employees (0.56%).

On 29 December 2000, the shareholders authorised the Company's Board of Directors to acquire, by all means, its own shares. This authorisation is valid for a period of 18 months as of the date of the shareholders' meeting. The total amount that the Company may use for the purpose of repurchasing its shares is euro 11 billion. The acquisitions made by the Company under this authorisation shall not lead the Company to hold more than 10% of its share capital. At 31 December 2001, the Company did not hold any of its own shares.

On 29 December 2000 the shareholders authorised the Company's Board of Directors to issue bonds or other equivalent securities. The authorisation is valid for a period of 5 years. The maximum nominal amount shall not exceed euro 5 billion.

On 29 December 2000, the shareholders authorised the Company's Board of Directors to approve the general principles set forth in the Share Option and Share Purchase Plans (*Plan d'Options sur Actions Orange, Plan d'Options sur Actions International d'Orange, Plan d'Options sur Actions 2001 Etats Unis, et Plan d'Epargne en Actions d'Orange Royaume Uni*).

In 2001, 94,368,585 options were granted to eligible employees. At 31 December 2001, 88,748,848 options were outstanding, representing 1.84% of the Company's share capital at that date.

4.2.2 Maturity of current assets and current liabilities
Current assets and current liabilities are due within one year.

Debt
Long-term debt includes a euro 750 million credit facility granted to the Company in connection with supply agreements on UMTS equipment entered into by its subsidiaries. At 31 December 2001, the Company had drawn down euro 234 million under this facility. The maturity of the facility is euro 270 million on 31 December 2003 and euro 480 million on 31 May 2004.

Short-term debt includes current accounts granted by the Company's subsidiaries (mainly Orange France, Orange plc, Mobistar and WSB) as well as draw-downs totalling euro 1,765 million on the 6.8 billion multicurrency facility granted by France Telecom.

5.INCOME STATEMENT
5.1 SALES
Sales mainly comprise cost recharges to France Telecom and some of its subsidiaries, as these costs were incurred by the Company on their behalf.

5.2 OPERATING EXPENSES
Operating expenses mainly comprise costs incurred by the Company as part of its holding activity, as well as costs relating to the organisation of shareholders' meetings.

5.3 FINANCIAL CHARGES
Financial charges include exchange losses for a total amount of euro 20,631 thousand, as well as interests paid on the credit facility granted by France Telecom, on different current accounts and on external borrowings. They also include the euro 4,000,000 depreciation expense recorded on the Company's investment in WSB.

Interest expenses paid to related parties amounted to euro 78,619 thousand in 2001.

5.4 FINANCIAL INCOME
Financial income mainly relates to interest earned on current accounts and loans granted by the Company.

Interest income received from related parties amounted to euro 272,092 thousand in 2001.

5.5 INCOME TAX
Since 1 January 1999, the Company has been part of the tax group formed by France Telecom and all its direct or indirect subsidiaries that are 95% or more owned.

The general principle of consolidated tax return allows the parent company France Telecom to pay income tax based on the group's taxable income.

As from 1 January 2001, the Company will no longer be included in the tax group of France Telecom. For the year ended 31 December 2001, the income tax of the Company and its French subsidiaries will be calculated based on the statutory tax rates for French companies.

As from 1 January 2002, the Company will form a tax group comprising all its direct or indirect French subsidiaries that are 95% or more owned.

6.OTHER INFORMATION

6.1 COMMITMENTS AND CONTINGENCIES

■ **Guarantees and endorsements**

– Shares in Orange Romania have been pledged to financial institutions for a total amount of euro 289 million to cover the credit facility contracted by the subsidiary (the amount drawn down at 31 December 2001 was euro 221 million).

– The Company has granted the following guarantees:
  – A euro 169 million guarantee has been granted to ENEL, Wind's majority shareholder, to cover the guarantee that ENEL granted to financial institutions as collateral to the ten year deferral of payment of the UMTS licence;
  – A maximum euro 104 million guarantee (Swedish Krona 1 billion) was granted to 3G Infrastructure Services AB, a joint venture that will be jointly operated by Orange Sverige AB and two other operators in Sweden, pursuant to a network sharing agreement (covering 70% of the territory);
  – A euro 29 million guarantee (Danish Krone 214 million) has been granted to financial institutions to cover the guarantee granted to the Danish government by these institutions as collateral to the ten year deferral payment of the UMTS licence;
  – Guarantees amounting to a maximum euro 49.2 million and euro 58.1 million, respectively, have been granted to equipment suppliers, in connection with the rollout of BITCO's network in Thailand (BITCO being an indirect subsidiary of the Company). The first guarantee is valid for a period of 5 months from 30 November 2001. The second guarantee also has a limited duration. In February 2002, these guarantees were replaced by a new guarantee amounting to a maximum of euro 199 million;
  – Other guarantees have also been granted to financial institutions for a total amount of euro 4.5 million.

■ **Financial instruments**

At 31 December 2001, notional amounts of derivative financial instruments were as follows:(1)

– Interest rate swaps	euro 1.6 billion
– Forward exchange contracts (2)	euro 69 million

(1)The contract or notional amounts presented above do not represent amounts payable or receivable and as such do not represent the risk to the Company of using derivative financial instruments.
(2)Includes gross value of buy and sell contracts.

The unrealised gain on derivative financial instruments amounted to euro 12.3 million at 31 December 2001.

6.2 SUBSEQUENT EVENTS

There was no significant subsequent event.

6.3 CONSOLIDATED FINANCIAL STATEMENTS

The statutory financial statements of the Company are consolidated within the consolidated financial statements of France Telecom, 6 Place d'Alleray, 75505 Paris Cedex 15.

6.4 COMPENSATION OF DIRECTORS AND OFFICERS

The Board of Directors held on 4 December 2001 granted Directors fees for a total amount of euro 174 000. These fees were paid in 2002.

The directors (including the Chairman) hold one share of the Company in accordance with French law and the Company's by-law.

6.5 PERSONNEL

At 31 December 2001, the Company had 17 employees. The average number of employees was 5 in 2001.

Orange, S.A.
Year ended 31 December 2001

Report of the statutory auditors on the statutory financial statements
(Free translation of the French original)

In our capacity as statutory auditors, we present below our report on:
- the accompanying statutory financial statements of Orange S.A., presented in euro, and
- the specific procedures and disclosures prescribed by law,

for the year ended 31 December, 2001.

These statutory financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these annual accounts based on our audit.

I. Opinion on the annual accounts

We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statutory financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2001 and the results of its operations for the year then ended, in accordance with accounting principles generally accepted in France.

II. Specific procedures and disclosures prescribed by law

We have also carried out, in accordance with French professional standards, the specific procedures prescribed by French law.

We have nothing to report with respect to the fairness of information contained in the Directors' Report and its consistency with the statutory financial statements and other information presented to shareholders concerning the financial position and statutory financial statements.

As required under French law, information relating to investments in subsidiaries and to holders of shares and voting rights are included in the Directors' Report.

21 March 2002

The Statutory Auditors

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers

Pierre-Bernard Anglade   Serge Villepelet

ERNST & YOUNG Audit

Jean-Yves Jegourel

Orange, S.A.
Year ended 31 December 2001

Special Report of the statutory auditors on Certain Related Party Transactions
(Free translation of the French original)

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties of which we have been advised. We are not required to ascertain whether such agreements exist.

We hereby inform you that we have not been advised of any agreements covered by Article L. 225-38 of French Company Law (*Code de Commerce*).

21 March 2002

The Statutory Auditors

Coopers & Lybrand Audit
Member of PricewaterhouseCoopers

Pierre-Bernard Anglade   Serge Villepelet

ERNST & YOUNG Audit

Jean-Yves Jegourel

6.1 BOARD AND EXECUTIVE BODIES

6.1.1 Board of directors

The Board of Directors establishes guidelines for the Company's business and monitors the management's compliance with its policies. Subject to the powers expressly attributed to the assemblies of shareholders and the limit of its corporate purpose, it decides all matters concerning the satisfactory operation and business of the Company.

The directors are elected by the shareholders in ordinary general meetings. Each director must hold at least one share in the Company. Pursuant to the Company's articles of association, each director is elected for a period of three years. Directors may be re-elected without limitation.

The Company will comply with the provisions on the limitation of the number of board appointments within the legal timeframe provided by the law no. 2001 – 420 of 15 May 2001.

The directors of the Company are, as at 31 March 2002, as follows:

Name	Office*	Date of appointment	Age	Other posts and principal appointments
Michel Bon[1]	Chairman of the Board of Directors	19 January 2001	58	Chairman of the Board of Directors of France Telecom and Director of several companies
Jean-François Pontal	Director – Delegated Chief Executive Officer *(Directeur Général Délégué)* (formerly Chief Executive Officer)	29 December 2000	58	Member of the Executive Committee of France Telecom, Director of Wanadoo and of several companies
Graham Howe	Director –	29 December 2000	40	Director of several companies
Roger Fauroux[1]	Director	19 January 2001	75	Honorary President of Compagnie de Saint-Gobain, Director of France Telecom and of several companies
Richard Lapthorne	Director	19 January 2001	58	Chairman or corporate officer of several companies
Solomon Trujillo	Director	19 January 2001	50	Chairman and Chief Executive Officer of Graviton Inc., Director of several companies
Jean-Louis Vinciguerra[1]	Director	29 December 2000	57	Member of the Executive Committee and Senior Executive Vice President and Chief Financial Officer of France Telecom, Director of Wanadoo and of several companies
Simon Cartwright[2]	Director	21 June 2001	55	Director of several companies
Hans-Olaf Henkel[3]	Director	5 September 2001	62	Vice President of the Federation of German Industries and Manager of the Supervisory Boards of several companies
Compagnie Générale Des Communications (represented by Eric Bouvier)[1]	Director	21 June 2001	49	Member of the Supervisory Board of MobilCom and TPSA

[1] Nominated as a director by France Telecom.

[2] It is intended that on 15 May 2002 Simon Cartwright will notify the Company of his intention to stand down from the board and Simon Duffy, who has recently joined the Company as its new Chief Financial Officer, will be appointed to the Board. See Section 7.1.1.

[3] Mr Hans-Olaf Henkel was elected by the other members of the Board of Directors on 5 September 2001. The Board will submit his appointment to the shareholders for ratification at the meeting convened on 28 May 2002.

Chapter 6
Board and executive bodies

The Company's by-laws currently provide that the Board of Directors shall have no more than 10 members.

The Board of Directors meets as often as the Company's interests require, but at least six times per calendar year. The Board of Directors met 8 times during the year ended 31 December 2001. The decisions of the Board of Directors are taken further to a majority vote of present or represented members, the Chairman of the Board of Directors having a deciding vote in the event of a tie, pursuant to the provisions of general law.

The following are brief biographies of the Company's directors.

Michel Bon is Chairman of Orange SA and has been President of France Telecom since 1995. After he began his career at the French Ministry of Finance, he worked in the banking sector for ten years, working with Crédit National, then Crédit Agricole, as Deputy Chief Executive Officer. In 1985, he joined Carrefour, the largest retail group in France and the second largest in Europe, where he was an Executive Officer and then President until the end of 1992. In particular he is also a member of the Supervisory Board of Equant NV and director of the Companies Lafarge, Air Liquide and Bull.

Jean-François Pontal is a delegated Chief Executive Officer, *"Directeur Général Délégué"* (formerly the Chief Executive Officer), of Orange SA. He is also a director of Wanadoo. Prior to this, he was an Executive Director of France Telecom in charge of the General Public Division. Jean-François Pontal joined France Telecom after 17 years with Carrefour where he was successively: Operations Director for Human Resources and Markets, Managing Director of Pryca, the Spanish subsidiary of Carrefour, and a member of the Executive Management Committee in charge of the general management for Southern Europe. He began his career as a specialist consultant in human resource management at the Bossard Institute.

Graham Howe is Chief Executive Officer and Chief Financial Officer of Orange SA and is one of the founding directors of Orange, having joined the Company in 1992. He has been responsible for setting the strategic direction and growth of the business of Orange to date. In addition to the finance function, he has overall responsibility for the development and expansion of the business. Prior to joining Orange, he worked in the telecommunications sector for over ten years, having previously held senior positions at Hutchison Telecom, First Pacific Company and Touche Ross Management Consultants.

Roger Fauroux joined Compagnie de Saint-Gobain in 1961, serving as CEO and Chairman from 1980 to 1986. He was Industry Minister in the French Government from 1988 to 1991. He is currently honorary chairman of Compagnie de Saint-Gobain, a director of Saint-Gobain Corp. (USA), a member of the Supervisory Board of CGU France (previously called Commercial Union France) and director of CGU Participations (previously called Commercial Union Participations). He has also served as a director of France Telecom since his appointment on 19 December 2000.

Richard Lapthorne is currently Chairman of Amersham plc, Morse Holdings plc, Avecia plc and Tunstall Holdings. He is also a director of OASIS International Leasing PJSC. He began his career at Unilever plc in 1965. In 1986, he was appointed the Finance Director of Courtaulds plc. He joined British Aerospace plc in 1992 as Finance Director and was appointed as vice Chairman in 1998, retiring from this position in 1999. He was appointed as a non-executive director of Orange plc in 1995, and stepped down following the takeover of Orange plc by Mannesmann in 1999.

Solomon Trujillo was appointed in January 2001 as the Chairman and CEO of Graviton Inc. He has been on the Chairman's Council at Alcatel SA since 2000. Following his MBA from the University of Wyoming in 1974, he began his professional career at Mountain Bell Telephone. He was appointed President and CEO of USWest in 1995 and Chairman in 1999. He stepped down from this position in June 2000 when USWest was purchased by Qwest Communications.

Jean-Louis Vinciguerra was appointed Senior Executive Vice President and CFO of France Telecom in 1998. He is also a director of Wanadoo. In 1971, he joined the Pechiney group, where he was appointed Chief Financial Officer, becoming a Deputy Chief Executive Officer, and finally CEO of the Packaging Division (in this position, he was Chairman and CEO of American National Can). He spent part of his career in investment banking, as a Senior Partner at Rothschild and Cie, at BZW France (Barclays Group) as Chief Executive Officer, and at Crédit Agricole Indosuez (Head of investment banking for Asia-Pacific).

Simon Cartwright joined Orange in 1995 in his current role with responsibility for Personnel and Training, Property Services, Internal

Communications and Quality. He gained extensive experience in all four areas of his current role through his experience of over 10 years with the PHH Corporation, 12 years with Lex Service, two years with Rank Xerox and four years with EMI.

Hans-Olaf Henkel joined IBM Germany in 1962 after completing a commercial apprenticeship and his studies at the University for Economics and Politics in Hamburg. After holding various executive positions at IBM in Germany, the US and Asia as well as the European headquarters in Paris, he was appointed President of IBM Germany in January 1987 and Chairman and Chief Executive Officer of IBM Europe, Middle East and Africa in 1993. He is Vice-President of the Federation of German Industries (BDI). Mr. Henkel is a member of the Supervisory Boards of IBM Deutschland GmbH, Continental AG, European Aeronautics and Defence Systems AG (EADS), SMS AG, Deutsche Industriebank (IKB), econia.com AG and Swiss companies Ringier AG and ETF AG. He is Chairman of the International Advisory Council of Roland Berger Strategy Consultants, Senator of the Max-Planck-Gesellschaft and an active member of Amnesty International.

Compagnie Générale des Communications. COGECOM is represented by Eric Bouvier, who joined France Telecom in 1999 to create a new department in charge of all Mergers and Acquisitions activities of the group, under the authority of the Senior Executive Vice President and Chief Financial Officer. He is also a member of the Supervisory Board of MobilCom in Germany and of TPSA in Poland. Before joining France Telecom, he was Commercial Attaché at the French Embassy in the Republic of Myanmar and later joined the Indosuez Group where he occupied a number of positions in the investment banking department culminating in a position as partner of Financière Indosuez, the M&A advisory arm of Indosuez.

6.1.2 Committees

Pursuant to a decision taken on 19 January 2001, the Board of Directors resolved to set up an audit committee, a remuneration and a nomination committee.

The role of the audit committee is to provide its opinion to the Board of Directors on half-year and annual consolidated accounts; accounting principles and methods; the evaluations and opinions of the auditors; the reliability of internal audit procedures; monitoring and provisioning for risks; and appointment, renewal or termination of appointment of the auditors and their missions. The audit committee currently comprises Richard Lapthorne, President of the Committee, Hans-Olaf Henkel and Jean-Louis Vinciguerra.

The role of the remuneration committee is to submit proposals to the Board of Directors on the remuneration of senior officers. The remuneration committee currently comprises Hans-Olaf Henkel, President of the Committee, Michel Bon, Richard Lapthorne and Solomon Trujillo.

The role of the nomination committee is to propose to the Board of Directors the appointment of directors. The nomination committee comprises Solomon Trujillo, President of the Committee, Michel Bon, Hans-Olaf Henkel and Richard Lapthorne.

6.1.3 General management

Pursuant to the Company's articles of association, the Chairman of the Board of Directors, who is an individual, is appointed by the Board of Directors from amongst its members. The Chairman takes responsibility for the general management of the Company and represents it in its relations with third parties. The Chairman of the Board of Directors, within the limits set by law and the Company's objects, has the widest powers to act in all circumstances in the name of the Company.

On 19 January 2001, the Board of Directors, upon the Chairman's proposal, appointed Jean-François Pontal as chief executive officer (*"Directeur Général"*) and currently he is the delegated Chief Executive Officer (*"Directeur Général Délégué"*) with the same powers as the chairman of the Board of Directors. On 19 January 2001, Graham Howe was appointed Deputy Chief Executive Officer (*"Directeur Général Adjoint"*).

The executive officers of the Company are, as at 31 March 2002, as follows:

Jean-François Pontal	currently delegated Chief Executive Officer (*"Directeur Général Délégué"*) (formerly Chief Executive Officer)
Graham Howe	Deputy Chief Executive Officer and Chief Financial Officer
John Allwood	Executive Vice-President – United Kingdom
Brigitte Bourgoin	Executive Vice-President – International 1
Richard Brennan	Executive Vice-President – OrangeWorld and Brand
Simon Cartwright	Executive Vice-President – People and Communication
Michael Latimer	Executive Vice-President – International 2
Didier Quillot	Executive Vice-President – France
Philippe McAllister	Head of Legal Services and Company Secretary

Chapter 6

Board and executive bodies

The Board of Directors decided on 20 March 2002 to propose to the shareholders voting at the annual general meeting to be held on 28 May 2002, to amend the article of association to provide that the Company may be managed either by a Chairman of the Board (Président du Conseil d'administration), or by another individual appointed by the Board of Directors as chief executive officer (Directeur général), who would be legally responsible for the management of the Company. If the shareholders approve such resolution, the Board of Directors will convene to select the conditions of the management of the Company as mentioned above and will inform shareholders of its decision.

John Allwood joined Orange in December 2000 and is responsible for all existing operations and future expansion in the United Kingdom. In addition, he is responsible for the global coordination of Customer Service Management and International Distribution. John came to Orange from the Trinity Mirror Group, where he was Deputy Chief Executive and Chief Operating Officer. He joined the Mirror Group in 1992 as Finance Director, becoming Chief Executive in 1999 before its merger with Trinity plc. Prior to that, he was Finance Director at Microtel Communications, later to become Orange. He began his career in regional newspapers, moving to News International in 1980 as Chief Accountant for the "Sun" and "News of the World", rising to Finance Director of Sky Television in 1989. John holds a BA (Hons) in Economics and Statistics from Exeter University, as well as being a fellow of the Institute of Chartered Accountants of England and Wales.

Brigitte Bourgoin, previously Executive Vice President for France Telecom's operations in Southern Europe and Mediterranean countries, is responsible for all existing operations and future expansion in Central and Southern Europe, the Americas, Mediterranean and Middle East countries. In addition, she is responsible for the global co-ordination of virtual network operations. In 1990, Brigitte launched France Telecom's activities in the wirefree sector outside France. She opened France Telecom's office in the United Kingdom in 1985 and became Head of Staff to the Director of Industrial and International Affairs in 1987. A graduate of the Telecom Paris Engineering School (1977), Brigitte began her career at France Telecom in the Paris region, holding positions in switching operations and marketing.

Richard Brennan, currently Commercial Director for Orange in the United Kingdom, is responsible for OrangeWorld and the Orange brand. OrangeWorld is the newly established organisation responsible for the global strategy and delivery of multi-media life services. Richard's career at Orange has spanned over seven years. He arrived in 1993, taking up the role of Group Information Technology and Operations Director of Orange. In 1999 he was appointed UK Group Commercial Director, responsible for marketing communications and services, brand management, new product development, strategic investments and project management. The early part of Richard's career was spent in Hong Kong overseeing the development and operations of systems for Hutchison Telecom across much of Southeast Asia.

Simon Cartwright joined Orange in 1995 in his current role with responsibility for Personnel and Training, Property Services, Internal Communications and Quality. He gained extensive experience in all four areas of his current role through his experience of over 10 years with the PHH Corporation, 12 years with Lex Service, two years with Rank Xerox and four years with EMI.

Michael Latimer joined Orange as Chief Operating Officer and Group Director of International Operations in 1999. He is responsible for all existing operations and future expansion in Northern Europe, Asia, India, Australia and Africa. In addition, he is responsible for the global co-ordination of franchising. Michael has held senior positions with Motorola in the United States, Europe, Scandinavia and Asia Pacific since 1986. His positions with Motorola included Acting Chief Executive Officer, Radiomail Corporation in California and Singapore, and President, Page Point Services in India. Michael holds a bachelor of Science degree in Business Management from the University of Baltimore and Master of Business Administration from the University of Chicago.

Didier Quillot joined France Telecom Mobiles in 1994 as Chief Executive of France Telecom Mobile Services (France), formerly Cellway. In 1999, he became General Manager of Itineris, France's number one mobile operator, and was responsible for all existing operations and future expansion in France. He retains this role, and in addition, is responsible for the global co-ordination of Corporate Business, Network, Technical Research and Development and Procurement. Prior to that, he was Chief Executive Officer of Tonna Electron, the manufacturing subsidiary of Canal+, with the Canal+ group as Executive Vice President and a member of the Board of Tonna Electronique, the group's manufacturing subsidiary. From 1989 to 1991, Didier was Head of International Development at Thomson LGT and Director of Operations for Comark, the US subsidiary of Thomson LGT. He joined Thomson CSF in 1981 and his roles included Head of Quality Control at Thomson Hybrides (electronic components) and Head of Marketing and Strategy of Thomson Hybrides. Didier holds a degree in electronics engineering from INSA Toulouse and a graduate degree in Management and International Finance from the Institute d'Administration des Enterprises in Paris.

Philippe McAllister has recently joined the Company as Head of Legal Services and Company Secretary. Philippe joined France Telecom in 1997 as International General Counsel and held that position prior to joining Orange. Previously, he worked in both industry and private practice in the United Kingdom before moving to Paris in 1989 to work as counsel for Thomson Multimedia, latterly as General Counsel Europe. Philippe is a solicitor and holds an honours degree from the University of Glasgow where he majored in EU law.

6.2 EXECUTIVES' INTERESTS

6.2.1 Executives' remuneration

The aggregate amount of directors' fees paid by the Company in the year ended 31 December 2001 was euro 174,000. The Company expects to pay a similar amount of directors' fees in respect of the year 2002 if approved by the shareholders.

The aggregate amount of cash compensation and non-cash benefits paid to the executive officers by the Company and controlled subsidiaries, as defined by article 233-16 of the French Code of commerce, for the year ended 31 December 2001 for each of Jean-Francois Pontal, Graham Howe and Simon Cartwright, was euro 784,071, euro 575,688 and euro 173,745 respectively.

6.2.2 Stock options and share purchase plans for directors

The table below describes the stock options and/or the share purchase plans of the directors as at 31 March 2002:

Stock options for subscription or purchase of shares conferred to the directors of the Company and options exercised thereby	Number of options granted/ Number of shares issued	Price	Expiration Date	Plan No.
Options conferred during the financial year by the Company and/or by any subsidiary of the Company (list each name)				
– Jean-François Pontal	1,721,940	€10	11 February 2011	INT1B0122001
	1,841	£5.16	1 July 2005	611(3)122001
– Graham Howe	4,320,000	€10	11 February 2011	INT1B0122001
	1,945	£4.98	1 December 2004	607(3)052001
Options exercised during the financial year by the directors of the Company (list each name)	0	–	–	–

The options for subscription of shares or purchase of shares conferred to the 10 highest allocated employees, not including any members of the Board of Directors, are set out in the table below at 6.2.6.2.

6.2.3 Related party transactions and directors' interests

None.

6.2.4 Incentive and profit-sharing schemes

6.2.4.1 Profit-sharing schemes

It is intended that the profit-sharing scheme entered into by France Telecom on 19 November 1997 with four trade unions (CFDT, CFTC, CGC and FO) cover the Company and the companies in France in which the Company owns more than 50%. The Company's profit-sharing reserve fund is the sum of the profit-sharing reserve funds calculated for each relevant subsidiary according to the formula set out in the agreement signed on 29 June 2001. The profit-sharing reserve fund is distributed between the beneficiaries on a basis of 20% depending on the employee's length of service and 80% in proportion to the gross annual salary received by each beneficiary. The sums allotted individually are allocated to the France Telecom "Plan d'épargne groupe" and are unavailable for five years. For the financial year 2001, the amount of the profit-sharing reserve fund distributed across the France Telecom group was approximately euro 122 million.

6.2.4.2 Incentive scheme

The Company has no incentive scheme itself but it is anticipated that certain subsidiaries of the Company will set up such schemes. Orange France has entered into an incentive scheme on 13 June 2001 for a three-year period. The incentive scheme is structured in the following manner: a global part for Orange France based on three performance indicators (EBITDA Orange France, ARPU Orange France, gross sales Orange France) and one part for work units (customer services, technical services, etc.) using two indicators (quality and management).

6.2.5 Company savings plan ("*Plan d'Epargne d'Entreprise*")

The France Telecom group company savings scheme ("*plan d'épargne d'entreprise de groupe*") is open to all the employees (state-employed ("*fonctionnaires*") and those with private law employment contracts) of the Company, of the French companies in which the Company owns more than 50% of the share capital and of the French companies included in France Telecom's consolidated accounts, who have been with the Company for more than three months. This scheme consists of nine company mutual funds ("*fonds communs de placement d'entreprise*"), five of which are invested solely in France Telecom shares, in particular further to public offers.

6.2.6 Stock option and share purchase plans

6.2.6.1 General meeting of the shareholders on 29 December 2000

The general meeting of the shareholders of 29 December 2000 authorised our Board of Directors to grant, in one or more stages, stock options for subscription or purchase of shares in the Company. The beneficiaries shall be members of the salaried personnel or corporate officers ("*mandataires sociaux*") of the Company or affiliated companies within the meaning of article L 225-180 of the French Commercial Code, and shall not hold, on the date of grant of options, more than 10% of the Company's share capital. The options may be granted to all or some of these persons by the Board of Directors.

The delegation of authority is valid for a period of five years from the date of this general meeting of the shareholders. Pursuant to that authorisation, the Company's Board of Directors defined, on 19 January 2001, the general principles of the share option plans as described below in order to encourage its employees to invest in Orange SA and adopted and implemented, on 12 February 2001, these share option plans.

Each option entitles its beneficiary to subscribe for or purchase a new or an existing share, as the case may be.

The total number of options that can be granted pursuant to this delegation of authority cannot entitle its beneficiary, on the date of grant and taking into account other options already granted, which are exercisable but not exercised, to subscribe for or purchase shares exceeding 3% of the Company's share capital.

The shares to be acquired through the exercise of options pursuant to this resolution must be purchased by the Company, at the latest, on the day preceding the exercise period, either pursuant to article L 225-208 of the French Commercial Code or under the buy-back programme authorised by the second resolution of the general meeting of the shareholders held on 29 December 2000 pursuant to article L 255-209 of the French Commercial Code (see Section 3.2.4) or under any other buy-back programme adopted subsequently.

The exercise price of the options will be fixed by the Board of Directors. The option exercise price cannot be less than 80% of the average of the quoted prices of the share during the twenty stock exchange days preceding the day on which the options are granted, and no option may be granted less than twenty stock exchange days after the ex-dividend date or ex-rights date entitling the holder to a dividend or to a preferential subscription right. The exercise price of options granted for the purchase of shares cannot be less than 80% of the average purchase price of shares held by the Company pursuant to article L 225-208 of the French Commercial Code or, as the case may be, under the buy-back programme authorised by the above-mentioned general meeting of the shareholders or any other similar buy-back programme adopted subsequently.

The options granted must be exercised within the time limit fixed by the Board of Directors, which may not exceed twelve years as from their date of grant by the Board of Directors.

The general meeting of the shareholders delegated authority to the Board of Directors, which may elect a committee composed of members of its choice in order to assist it, within the limits specified above, to:

- draw up the list of beneficiaries of the options, the number of options allocated to each of them, the terms and conditions for grant and exercise of options;
- modify these terms and conditions subsequently and in particular to limit, restrict or prohibit (a) the exercise of the options or (b) the disposal of the shares obtained by the exercise of the options, during certain periods or with effect from certain events; such decision (i) can be taken with regard to all or some of the options and (ii) can cover all or some of the beneficiaries; and
- more generally, with permission to sub-delegate such authority in accordance with the law, enter into any agreements, prepare all documents, record increases in share capital following the exercise of options, carry out all formalities and any declarations with any entities and do all that may otherwise be necessary.

The Board of Directors will inform, by special report, the general meeting of the shareholders on an annual basis of the implementation of this resolution.

6.2.6.2 Stock option and share purchase plans

The Board of Directors, on 12 February 2001 definitively adopted the option plans described below and the principles which were established during the Board of Directors meeting of 19 January 2001. These options were distributed during 2001.

(a) Schemes for the employees of the Company in France

The Orange SA Share Option Plan is an employee's share option plan within the meaning of articles L 225-177 to L 225-186 of the French Commercial Code. These plans have been set up to encourage or facilitate the holding of shares in Orange S.A. by employees and directors of (i) French companies in the Company group if the employees or directors are resident in France at the time of the grant (First tranche), (ii) other companies in the Company group if the employees or directors are resident in France at the time of the grant (Second tranche) and (iii) other companies in the Company group if the employees or directors are not resident in France at the time of the grant (Third tranche). The Board of Orange S.A. administers this plan. Any grant of options shall not create any right for the participant to any future grant.

Under this plan, the Boards of directors granted eligible employees, on 12 February 2001 and on 24 October 2001 options to purchase shares in Orange SA.

The options granted under the first tranche are exercisable between the third and tenth year after grant.

Under the second tranche, the options vest over time starting on 12 February 2001 (21,133 options) and ending on 1 January 2004 (1,851 options).

The Board of Directors may decide to set different exercise periods.

No options have been granted under the third tranche.

The following tables set forth the principal characteristics of the options granted under this plan by the Boards of directors on 12 February 2001 and on 24 October 2001:

Tranche I

Date of the shareholders' meeting	29 December 2000		
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Date of the Board of Directors' meeting	12 February 2001	24 October 2001	24 October 2001
Number of options granted	24,241,806	1,042,500	2,805,036
Number of shares issuable	24,241,806	1,042,500	2,805,036
Of which shares issuable to			
– members of the board of directors, chairman of the board and managing directors	900,000	0	0
– 10 highest allocated non-director employees (See Section 6.2.2)	2,025,000	230,000	510,657
Number of beneficiaries	1,641	128	429
Of which			
– members of the board of directors, chairman of the board and managing directors	2	0	0
– 10 highest allocated non-director employees (See Section 6.2.2)	10	10	10
Beginning of exercise period	12 February 2004	24 October 2004	24 October 2004
Expiration date	11 February 2011	23 October 2011	23 October 2011
Subscription price	euro 10.00	euro 10.00	euro 8.91
Terms of exercise	Subscription	Subscription	Subscription
Number of options exercised on 31 December 2001	0	0	0
Number of options lapsed on 31 December 2001	1,446,730	0	157,127
Number of beneficiaries remaining on 31 December 2001	1,510	128	429
Number of outstanding options on 31 December 2001	22,795,076	1,042,500	2,647,909

Tranche II

Date of the shareholders' meeting	29 December 2000
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Date of the Board of Directors' meeting	12 February 2001
Number of options granted	74,851
Number of shares issuable	74,851
Of which shares issuable to	
– members of the board of directors, chairman of the board and managing directors	None
– 10 highest allocated non-director employees	74,851
(See Section 6.2.2)	
Number of beneficiaries	4
Of which	
– members of the board of directors, chairman of the board and managing directors	None
– 10 highest allocated non-director employees	4
(See Section 6.2.2)	
Beginning of exercise period	
First Date	12 February 2004
Second Date	1 January 2001
Expiration date	11 February 2011
Subscription price	euro 10.00
Terms of exercise	Subscription
Number of options exercised on 31 December 2001	0
Number of options lapsed on 31 December 2001	19,381
Number of beneficiaries remaining on 31 December 2001	3
Number of outstanding options on 31 December 2001	55,470

(b) Schemes for the employees of the Company in the United Kingdom and outside France
"Sharesave Plan"
The Sharesave Plan is a share scheme subject to articles L 225-177 to article L 225-186 of the French Commercial Code. It has been set up to encourage or facilitate the holding of shares in the Company by bona fide employees and executive directors in the United Kingdom. The scheme is administered by the Board of Directors of the Company. The granting of options to a beneficiary does not entail the granting of options in the future.

Under the Sharesave Plan, eligible employees in the United Kingdom will be granted, by the Board of Directors, on the recommendation of an ad hoc committee which will take account of the amounts saved as described below, options to purchase shares of the Company. Such options may be options to subscribe for new shares or options to purchase existing shares. To exercise the option, an eligible employee must agree to save a fixed monthly amount for three or five years with an approved savings institution.

The maximum monthly saving is £250. The options will normally be exercisable three or five years after their grant. There are particular rules in respect of options granted to beneficiaries resident in the United Kingdom, which are approved by the UK Inland Revenue.

The following tables set forth the principal characteristics of the options granted under this place by the Boards of Directors on 21 March 2001 and 4 December 2001

Tranche I

Date of the shareholders' meeting	29 December 2000	
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted	
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted	
Date of the Board of Directors' meeting	21 March 2001	4 December 2001
Number of options granted	2,356,097	563,503
Number of shares issuable	2,356,097	563,503
Of which shares issuable to		
– members of the board of directors, chairman of the board and managing directors	7,780	1,841
– 10 highest allocated non-director employees	19,450	18,410
(See Section 6.2.2)		
Number of beneficiaries	5,169	1,411
Of which		
– members of the board of directors, chairman of the board and managing directors	5	1
– 10 highest allocated non-director employees	10	10
(See Section 6.2.2)		
Beginning of exercise period		
First date	1 June 2004	1 June 2005
Second date	30 November 2004	30 June 2005
Expiration date	1 December 2004	1 July 2005
Subscription price	£4.98	£5.16
Terms of exercise	Subscription	Subscription
Number of options exercised on 31 December 2001	168	0
Number of options lapsed on 31 December 2001	192,053	0
Number of beneficiaries remaining on 31 December 2001	4,689	1,411
Number of outstanding options on 31 December 2001	2,163,876	563,503

Tranche II

Date of the shareholders' meeting	29 December 2000
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Date of the Board of Directors' meeting	21 March 2001
Number of options granted	4,037,379
Number of shares issuable	4,037,379
Of which shares issuable to	
– members of the board of directors, chairman *of the board and managing directors*	0
– 10 highest allocated non-director employees	38,090
(See Section 6.2.2)	
Number of beneficiaries	4,270
Of which	
– members of the board of directors, chairman of the board and managing directors	0
– 10 highest allocated non-director employees	10
(See Section 6.2.2)	
Beginning of exercise period	
First Date	1 June 2006
Second Date	30 November 2006
Expiration date	1 December 2006
Subscription price	£4.43
Terms of exercise	Subscription
Number of options exercised on 31 December 2001	158
Number of options lapsed on 31 December 2001	265,710
Number of beneficiaries remaining on 31 December 2001	3,931
Number of outstanding options on 31 December 2001	3,771,511

"Shareoption Plan"

Shareoption is an employees' share option plan within the meaning of articles L 225-177 to L 225-186 of the French Commercial Code. It has been set up to encourage or facilitate the holding of shares in Orange SA by bona fide employees and executive directors of subsidiaries of any group company who are not residents of France, as of the allocation date. Three tranches exist under this plan, one for all such employees (Tranche I), one for certain members of management who are not French residents (Tranche II), and one for certain UK residents of certain subsidiaries (Tranche III). Shareoption is administered by the Board of Directors of Orange SA. Any grant of options shall not create any right for the participant to any future grant.

Under Shareoption, eligible employees were granted, by the Board of Directors on 12 February 2001 and 24 October 2001, options to purchase shares in Orange S.A. The options granted under the first tranche are exercisable between the third and tenth year after grant. Options granted under the second tranche are exercisable according to the following schedule: one third is exercisable between the first and tenth years after grant, one third between the second and tenth years after grant, and the last third is exercisable between the third and the tenth years after grant. The options granted under the third tranche become exercisable over time with the earliest exercise date being 13 February 2001 (21,947 options) and the last exercise date being 1 March 2004 (540 options).

There are particular rules in respect of participants resident in the United Kingdom for tax purposes which are approved by the United Kingdom Inland Revenue.

The following tables set forth the principal characteristics of the options granted under this plan by the Boards of Directors on 12 February 2001 and on 24 October 2001.

Tranche I

Date of the shareholders' meeting	29 December 2000		
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Date of the Board of Directors' meeting	12 February 2001	24 October 2001	24 October 2001
Number of options granted	28,425,121	155,283	3,840,763
Number of shares issuable	28,425,121	155,283	3,840,763
Of which shares issuable to			
– members of the board of directors, chairman of the board and managing directors	10,581,600	0	112,233
– 10 highest allocated non-director employees	3,991,770	52,834	1,915,926
(See Section 6.2.2)			
Number of beneficiaries	11,498	129	1,328
Of which			
– members of the board of directors, chairman of the board and managing directors	7	0	1
– 10 highest allocated non-director employees	10	10	10
(See Section 6.2.2)			
Beginning of exercise period			
First date	12 February 2004	24 October 2004	24 October 2004
Expiration date	11 February 2011	23 October 2011	23 october 2011
Subscription price	euro 10.00	euro 10.00	euro 8.91
Terms of exercise	Subscription	Subscription	Subscription
Number of options exercised on 31 December 2001	0	0	0
Number of options lapsed on 31 December 2001	2,496,885	4,114	102,808
Number of beneficiaries remaining on 31 December 2001	9,362	124	1,247
Number of outstanding options on 31 December 2001	25,928,236	151,169	3,737,955

Tranche II

Date of the shareholders' meeting	29 December 2000		
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Date of the Board of Directors' meeting	12 February 2001	24 October 2001	24 October 2001
Number of options granted	19,702,691	102,106	4,203,493
Number of shares issuable	19,702,691	102,106	4,203,493
Of which shares issuable to			
– members of the board of directors, chairman of the board and managing directors	0	0	0
– 10 highest allocated non-director employees	1,024,409	102,106	602,486
(See Section 6.2.2)			
Number of beneficiaries	1,309	10	313
Of which			
– members of the board of directors, chairman of the board and managing directors	0	0	0
– 10 highest allocated non-director employees	14	10	11
(See Section 6.2.2)			
Beginning of exercise period			
First tier	12 February 2002	24 October 2002	24 October 2002
Second tier	12 February 2003	24 October 2003	24 October 2003
Third tier	12 February 2004	24 October 2004	24 October 2004
Expiration date	11 February 2011	23 October 2011	23 October 2011
Subscription price	euro 10.00	euro 10.00	euro 8.91
Terms of exercise	Subscription	Subscription	Subscription
Number of options exercised on 31 December 2001	0	0	0
Number of options lapsed on 31 December 2001	842,723	0	53,391
Number of beneficiaries remaining on 31 December 2001	1,245	10	301
Number of outstanding options on 31 December 2001	18,859,968	102,106	4,150,102

Tranche III

Date of the shareholders' meeting	29 December 2000
Total number of options authorised[1]	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Date of the Board of Directors' meeting	12 February 2001
Number of options granted	73,801
Number of shares issuable	73,801
Of which shares issuable to	
– members of the board of directors, chairman of the board and managing directors	0
– 10 highest allocated non-director employees	73,801
(See Section 6.2.2)	
Number of beneficiaries	3
Of which	
– members of the board of directors, chairman of the board and managing directors	0
– 10 highest allocated non-director employees	3
(See Section 6.2.2)	
Beginning of exercise period	
First tier	12 February 2001
Second tier	1 March 2004
Expiration date	11 February 2011
Subscription price	euro 10.00
Terms of exercise	Subscription
Number of options exercised on 31 December 2001	0
Number of options lapsed on 31 December 2001	0
Number of beneficiaries remaining on 31 December 2001	3
Number of outstanding options on 31 December 2001	73,801

(c) Scheme for the employees of the Company in the United States

Finally, on 19 January 2001, the Board of Directors approved the principle of a qualifying share option plan for employees of the Company's subsidiaries in the United States. Two tranches exist under this plan, each with different exercise vesting terms, as described below.

This plan is administered by the Board of Directors of Orange SA. Any grant of options shall not create any right for the participant to any future grant. Under this plan, eligible employees were granted by the Board of Directors on 12 February 2001 and 24 October 2001 options to purchase shares of the Company.

The options granted under the first tranche are exercisable according to the following schedule: 30% between 4 May 2001 and 23 October 2011, 17.5% between 4 November 2001 and 23 October 2011, 17.5% between 4 May 2002 and 23 October 2011, 17.5% between 4 November 2002 and 23 October 2011 and 17.5% between 4 November 2003 and 23 October 2011.

The options granted under the second tranche become exercisable over time with the earliest exercise date being 12 February 2001 (453,360 options) and the last exercise date being 1 April 2004 (4,427 options).

The following tables set forth the principal characteristics of the options granted under this plan by the Boards of directors on 12 February 2001 and on 24 October 2001.

Tranche I

Date of the shareholders' meeting	29 December 2000		
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted		
Date of the Board of Directors' meeting	12 February 2001	24 October 2001	24 October 2001
Number of options granted	863,428	5,445	247,533
Number of shares issuable	863,428	5,445	247,533
Of which shares issuable to			
– members of the board of directors, chairman of the board and managing directors	0	0	0
– 10 highest allocated non-director employees (See Section 6.2.2)	526,394	5,445	147,502
Number of beneficiaries	102	1	32
Of which			
– members of the board of directors, chairman of the board and managing directors	2	0	0
– 10 highest allocated non-director employees (See Section 6.2.2)	11	1	11
Beginning of exercise period			
30% of options	4 May 2001	12 February 2002	1 March 2002
17.5% of options	4 November 2001	12 August 2002	1 September 2002
17.5% of options	4 May 2002	12 February 2003	1 March 2003
17.5% of options	4 November 2002	12 August 2003	1 September 2003
17.5% of options	4 May 2003	12 February 2004	1 March 2004
Expiration date	11 February 2011	23 October 2011	23 October 2011
Subscription price	euro 10.00	euro 10.00	euro 8.91
Terms of exercise	Subscription	Subscription	Subscription
Number of options exercised on 31 December 2001	0	0	0
Number of options lapsed on 31 December 2001	7,623	0	0
Number of beneficiaries remaining on 31 December 2001	101	1	32
Number of outstanding options on 31 December 2001	855,805	5,445	247,533

Tranche II

Date of the shareholders' meeting	29 December 2000
Total number of options authorised	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Total number of options issuable	3% of the share capital as at the date when the options are granted, taking into consideration the options already granted
Date of the Board of Directors' meeting	12 February 2001
Number of options granted	1,627,749
Number of shares issuable	1,627,749
Of which shares issuable to	
– members of the board of directors, chairman of the board and managing directors	0
– 10 highest allocated non-director employees	958,865
(See Section 6.2.2)	
Number of beneficiaries	79
Of which	
– members of the board of directors, chairman of the board and managing directors	0
– 10 highest allocated non-director employees	10
(See Section 6.2.2)	
Beginning of exercise period	
First date	12 February 2001
Second date	1 April 2004
Expiration date	11 February 2011
Subscription price	euro 10.00
Terms of exercise	Subscription
Number of options exercised on 31 December 2001	30,866
Number of options lapsed on 31 December 2001	0
Number of beneficiaries remaining on 31 December 2001	79
Number of outstanding options on 31 December 2001	1,596,883

6.2.7 Employee shareholding schemes

The Board of Directors of 19 January 2001 also defined the principles of the employee shareholding schemes set out below.

(a) Sharepurchase Plan

The Sharepurchase plan was designed and administered by the Board of Directors of Orange plc. It has been designed to qualify for approval under the UK Taxes Act. The Board of Directors of Orange plc and Ananova Ltd. created two trusts for the benefit of eligible employees. These trusts are described at Section 6.2.11. This plan was put in place by Orange plc for its eligible employees in the United Kingdom only.

All Orange plc's UK resident employees, including UK employees of any participating subsidiaries, who have not less than one month's continuous service (or such shorter period as the Board of Orange plc may decide) will be eligible to participate in the Sharepurchase plan. Other employees may be eligible to participate in the Sharepurchase plan at the discretion of Orange plc's Board.

The Sharepurchase plan may be operated on one or more of the bases allowed by the UK legislation as follows:
(i) as a Partnership Plan;
(ii) as a Matching Plan; and
(iii) as a Free Plan.

The present intention of the Board of Orange plc is that the Sharepurchase plan should operate only as a Partnership Plan and a Matching Plan.

Partnership Plan. Under the Partnership Plan, an eligible UK employee may enter into an agreement with Orange plc to allocate up to £1,500 of or 10% of annual pre-tax salary, whichever is lower, each year to purchase shares in Orange SA to be known as Partnership Shares. The agreement may provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made. Alternatively, the agreement may provide for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period. Orange plc will initially operate an accumulation period of three months during which time Orange plc will hold funds but not purchase shares. At the end of the three months, Orange plc will buy the necessary shares on the market and will attribute them.

A participant may withdraw his Partnership Shares at any time but, if he does so before the Partnership Shares have been held in the trust for five years, he will incur an income tax liability.

Matching Plan. If the Board of Orange plc decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing UK companies will provide the trustees with funds to enable them to purchase on the market shares of Orange SA to be known as Matching Shares, which will then be allocated to the eligible UK employees up to a maximum ratio of one Matching Share for every two Partnership Shares. Participation in the Matching Plan must be open to all eligible UK employees on the same basis.

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Board of Orange plc may decide. If a participant ceases to be employed by the group before the end of this period, his Matching Shares must be withdrawn from the trust. In these circumstances, he may, unless he has held his shares for at least five years or left for a specific reason (e.g., disability or redundancy), incur a charge to income tax. Alternatively, if the participant ceases to be employed within the minimum three year period (or within such shorter period as the Board of Orange plc may decide) other than for a specified reason such as redundancy or disability, the Matching Shares will be forfeited.

Free Plan. The employing UK companies would provide the trustees with funds to enable them to purchase shares on the market of Orange SA, or shares which would then be allocated to the eligible UK employees. The maximum individual allocation of shares under the Free Plan, or Free Shares, in any tax year will be £ 3,000. Initially, Orange plc will not be operating this element of the Sharepurchase plan.

Dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional shares to be held in the Sharepurchase plan for a period of three years.

Voting rights attributable to the shares of a participant may not be directly exercisable while the shares are held in the trust. However, the participant may be invited by the trustees to instruct them in how to exercise those voting rights. The trustees will not, however, exercise voting rights attributable to shares held in the trust except in accordance with participants' instructions.

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf. Shares issued to the trustees will rank equally in all respects with existing shares except for rights attaching to shares by reference to a record date prior to the date of allotment.

The Board of Orange plc may make such amendments to the Sharepurchase plan as are either necessary or desirable to obtain or retain the approval of the Inland Revenue or to take account of changes to applicable legislation. The Board of Orange plc may also make such amendments to the Sharepurchase plan as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the group.

Except as described above or for amendments designed to ease the administration of the Sharepurchase plan, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits or the basis upon which employees may participate in the Sharepurchase plan without the prior approval of the shareholders of Orange plc acting in a general meeting.

(b) Restricted Share Plan
The Restricted Share Plan, or RSP, was established in 2001 and was designed to retain and motivate key employees. The only participants in this plan are those who have already been notified of their participation, and no other employees will be invited to participate in the RSP.

Participants have received an award of shares. Participants do not pay for this allocation from France Telecom. The principal terms of allocation are that the shares in each allocation vest in three equal tranches on 1 August 2001, 2002 and 2003, so long as the participant is in the employment of a member of the Orange UK group at the relevant vesting date. Once shares have vested, they are owned absolutely by the participant. Until vesting, the shares in an allocation can be forfeited by the participant, principally upon leaving employment, although in certain circumstances, e.g., redundancy, disability or death, the participant or his estate may retain all of his allocation at the discretion of the Board of Orange plc.

A trust company received from France Telecom the shares to be allocated to participants at the time of flotation. The aggregate number of shares transferred was approximately 11,033,384 for a total value of euro 110.3 million. These shares were allocated to participants on 12 February 2001.

(c) Senior Managers Discretionary Plan
The Senior Managers Discretionary Plan was established in 2001 and was designed as a management tool to aid recruitment and retention of key employees. Shares forfeited by participants in the Restricted Share Plan are used to fulfill allocations in this plan.

Participants have received an award of a number of shares. Participants do not pay for this allocation. The principal terms of allocation are that the shares in each allocation vest equally over a defined period, e.g., three years, so long as the participant is in the employment of a member of the Orange UK group at the relevant vesting date. Once shares have vested, they are owned absolutely by the participant, principally upon leaving employment, although in certain circumstances, e.g., redundancy, disability or death, the participant or her estate may retain all of her allocation at the discretion of the Board of Orange plc.

Under this plan, shares can be allocated to eligible employees at any time. As at 31 December 2001, 585,135 shares were transferred into the Senior Managers Discretionary Plan from the Restricted Share Plan. Of these 585,135 shares, 174,676 shares have been allocated to eligible employees as at 31 Deceember 2001. The remainder of the shares are unallocated and held in trust.

6.2.8 Limit on the number of shares in the Company that may be purchased, subscribed for or allotted under the stock option and employee partnership schemes
On any date, the aggregate nominal amount of shares which may be acquired, subscribed or attributed pursuant to an Orange SA Share Scheme as described in 6.2.6 and 6.2.7 may not, when added to the nominal amount of Orange SA Shares acquired, subscribed or attributed in the previous 10 years under all employee share plans of the Company's group companies approved by the Company in a general meeting, exceed 10% of its equity share capital.

In addition, on any date, the aggregate nominal amount of shares which may be acquired, subscribed or attributed pursuant to Sharesave, Shareoption or Sharepurchase may not, when added to the nominal amount of new shares allocated in the previous 10 years under those plans, exceed 5% of the Company's equity share capital.

For these purposes, shares are allocated under option plans when the options are granted. Options which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase rather than by subscription, except if such shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of shares which an employee subscribes or purchases using his own funds, except on the exercise of an option under an option plan.

6.2.9 Stock option scheme of Orange UK
France Telecom undertook to make a payment to the beneficiaries of a stock option plan of Orange UK that existed before it acquired Orange plc. The sum paid was the difference between the repurchase value, through exercise of options, of shares in Orange UK and the price paid by France Telecom to purchase shares in Orange UK. The payment was made in the form of shares in the Company on the settlement date for the Offering. The aggregate number of shares transferred was 701,379 shares for a total value of euro 7.02 million.

6.2.10 United States employee stock purchase plan

Wildfire Communications Inc., a subsidiary of the Company in the United States, intends to adopt a US non qualified deferred compensation plan that will be construed under US law and administered by the Board of Wildfire.

6.2.11 Trusts

The Board of Directors of Orange plc and Ananova Limited have established two trusts for the benefit of eligible employees in order to operate employee share schemes described in Section 6.2.6. These trusts are general discretionary trusts whose beneficiaries principally include employees of the Company's subsidiaries in the United Kingdom and their dependants.

The principal objective of these trusts is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Company. This has been achieved by the employee trust companies acquiring or subscribing for, and distributing shares in accordance with, the employee share schemes as described above.

In the future, Orange plc may establish, under the same terms, other employee benefit trusts having the same purpose. The trusts may not subscribe for or purchase shares at a price less than the nominal value of a share. The funds necessary for the subscription or purchase of shares may be provided by a combination of loans and/or contributions by Orange UK or other subsidiaries of the Company in the United Kingdom and France Telecom. Alternatively, funds may be borrowed from third-party sources and guaranteed by Orange plc or other United Kingdom subsidiaries of the Company

Chapter 6

Board and executive bodies

7.1 RECENT DEVELOPMENTS AND FUTURE ANNOUNCEMENTS

7.1.1 Recent Developments

The Company has announced that with effect from 7 May 2002, Graham Howe assumes the new position of Chief Operating Officer and retains his responsibilities as Deputy Chief Officer. On the same date Simon Duffy joined as Chief Financial Officer. On 15 May 2002 Simon Duffy was appointed to the Board replacing Simon Cartwright, who has resigned from his duties as a Director.

It is intended that France Telecom's interest in MobiNil will be transferred to the Company as part of a cash transaction, which would be at fair market value, by mid 2002.

The Company's targeted capital expenditure is approximately euro 4 billion for each of 2002, 2003 and 2004. Thereafter, the Company intends to reduce its capital expenditure in order to target a decrease of its ratio of capital expenditure to turnover from 22% in 2001 to 11% by 2006.

With respect to EBITDA, the Company is targeting a 40% and 35% EBITDA margin (as a percentage of network revenues) by 2003/2004 for Orange France and Orange UK, respectively. The Company is also targeting for its Rest of World controlled operations to be EBITDA positive by 2003 and have established a 35% EBITDA margin by 2003.

7.1.2 Results for the three months ended 31 March 2002

The Company increased the total customer base of its controlled operations by 1.27 million in the first quarter of 2002 to a total of 40.5 million as at 31 March 2002. This represents an increase of 22% (7.3 million) since the three months ended 31 March 2001. For the three months ended 31 March 2002, total turnover of the Company was euro 3,956 million, a 16% increase compared to the three months ended 31 March 2001, and recurring GSM network revenues grew faster to euro 3,604 million, an increase of 20% compared to the three months ended 31 March 2001.

Orange France

Orange France (including Orange Caraïbe and Orange Réunion) continued to benefit from last year's rebranding and refocus towards value growth. The Company reinforced its leadership in the French market, adding 454,000 net new customers in the three months ended 31 March 2002, and increasing its share of market growth to 53% for the year ended 31 March 2002. This took Orange France's registered customer base to 18.3 million, an increase of 21% when compared to the three months ended 31 March 2001. Orange France's active customer base for the three months ended March 2002 was 17.9 million under the definition of the ART.

Within this growth, the proportion of contract net connections increased steadily from 33% in the three months ended 31 March 2001 to 58% in the three months ended 31 March 2002. There are now 9.7 million contract customers in France, representing 53% of the registered base.

For the three months ended 31 March 2001, turnover in France reached euro 1,794 million, up 20% from the turnover for the three months ended 31 March 2001, while recurring GSM network revenues increased to euro 1,676 million, an increase of 18% compared to the three months ended 31 March 2001. Recurring GSM network revenues increased 1.5% in the three months ended 31 March 2002 when compared to the fourth quarter of 2001.

Orange UK

Orange UK added 284,000 net new customers in the first quarter of 2002, 38% more than in the previous quarter. Of the growth, 43% were contract tariffs compared to 7% in the three months ended 31 March 2001 and 27% for the year ended 31 December 2001. This took the active customer base to 12.7 million at 31 March 2002, 15% higher than at the same stage last year. Recurring GSM network revenues grew 24% in the three months ended 31 March 2002 to euro 1,267 million. Adding the expected lower level of handset sales, total turnover for the UK business was euro 1,409 million, 13% higher than in the three months ended 31 March 2001. Recurring GSM network revenues increased 2.3% in the three months ended 31 March 2001 when compared to the fourth quarter of 2001.

Average customer revenues continued the trend expected by the Company, with the UK annual rolling blended ARPU increasing for the first time, from 246 pounds sterling for the year ended 31 December 2001 to 247 pounds sterling for the year ended 31 March 2002. This was helped by the increasing proportion of contract customers and by the individual contract and prepay average revenues, which were largely stable from 2001.

Usage of non-voice services such as text messaging continued to grow, and contributed 13.6% of UK GSM network revenues in the first quarter (11.2% for the year ended 2001). In France, non-voice usage represented 9.4% in the first quarter (6.7% for the year ended 2001).

Rest of World

The Company's Rest of World operations also showed strong performance, adding another 530,000 net new customers, taking their combined customer base to 9.6 million, up 35% from the three months ended 31 March 2001. Rest of the world turnover for the three months ended 31 March 2002 increased to euro 779 million an increase of 16% compared to the three months ended 31 March 2001. This includes recurring GSM network revenues of euro 687 million, an increase of 23% compared to the three months ended 31 March 2001.

During the first quarter of the year, further good progress was made in integrating the businesses under the Orange's brand and vision. Globtel in Slovakia, and Mobil Rom in Romania, were both successfully rebranded as Orange. The Company's new operation, TA Orange in Thailand, was launched on March 27 and already has over an estimated 250,000 customers.

The following tables provide selected financial and operating information for Orange France, Orange UK and the Rest of World for the three months ended 31 March 2002 and 2001 and the years ended 31 December 2001 and 2000.

	Three months ended 31 March (millions of euro)		Year ended 31 December (millions of euro)	
	2002	2001	2001	2000[1] Pro forma
Turnover	*(unaudited)*	*(unaudited)*		*(unaudited)*
Orange France	1,794	1,494	6,876	5,690
Orange UK	1,409	1,251	5,337	4,211
Rest of World	779	670	2,941	2,193
Inter segment eliminations	(26)	(7)	(67)	(35)
Total	**3,956**	**3,408**	**15,087**	**12,059**

	As at 31 March (in thousands)	
Customer base	**2002**	**2001**
Orange France	18,277	15,089
Orange UK	12,671	11,032
Rest of World	9,591	7,115
Total	**40,539**	**33,236**

	Three months ended 31 March (in thousands)	
Customer net additions	**2002**	**2001**
Orange France	454	778
Orange UK	284	1,198
Rest of World	530	759
Total	**1,268**	**2,735**

The key business indicators for Orange France, Orange UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a 12-month[3] and 3-month[4] rolling basis.

	Three months ended 31 March		Year ended 31 December	
	2002	2001	2001	2000[1]
France				
Customers (in thousands) (period end)	18,277	15,089	17,823	14,311
Contract[8]	9,709	8,134	9,445	7,875
Prepay[8]	8,568	6,955	8,378	6,436
GSM network revenues (euro in millions)[6]	1,676	1,416	6,234	5,017
Equipment and other revenues (euro in millions)	118	78	642	673
Total turnover (euro in millions)	1,794	1,494	6,876	5,690
Annual average revenue per user (euros)[3][7]	388	415	392	426
Contract	580	593	583	592
Prepay	172	174	175	179
Annualised quarterly average revenue per user (euros)[4][7]	370	384		
Contract	562	570		
Prepay	154	162		
UK				
Customers (in thousands) (period end)	12,671	11,032	12,387	9,834
Contract	3,883	3,166	3,761	3,077
Prepay	8,788	7,866	8,626	6,757
GSM network revenues (euro in millions)[6]	1,267	1,023	4,590	3,300
Equipment and other revenues (euro in millions)	142	228	747	911
Total turnover (euro in millions)	1,409	1,251	5,337	4,211
Annual average revenue per user (pounds sterling)[3]	247	266	246	280
Contract	548	533	550	525
Prepay	121	124	121	126
Annualised quarterly average revenue per user (pounds sterling)[4]	248	248		
Contract	537	543		
Prepay	122	122		

	Three months ended 31 March		Year ended 31 December	
	2002	2001	2001	2000[1]
Rest of World				
The Netherlands – Dutchtone				
Customers (in thousands) (period end)	1,148	1,229	1,114	1,023
Turnover (euro in millions)	92	92	363	215
Slovakia – Orange				
Customers (in thousands) (period end)	1,432	750	1,205	617
Turnover (euro in millions)	71	50	235	176
Denmark – Orange				
Customers (in thousands) (period end)	597	534	600	517
Turnover (euro in millions)	54	43	194	159
Romania – Orange				
Customers (in thousands) (period end)	1,719	1,301	1,637	1,222
Turnover (euro in millions)	91	85	378	297
Belgium – Mobistar				
Customers (in thousands) (period end)	2,583	1,933	2,547	1,800
Turnover (euro in millions)	232	193	881	607
Switzerland – Orange				
Customers (in thousands) (period end)	956	811	925	786
Turnover (euro in millions)	156	147	587	479
Other Countries				
Customers (in thousands) (period end)[5]	1,156	557	1,033	391
Turnover (euro in millions)	83	60	303	260
Total Rest of World				
Customers (in thousands) (period end)	9,591	7,115	9,061	6,356
Turnover (euro in millions)	779	670	2,941	2,193

[1] Basis of preparation:
All references or comparisons to financial or operating data in respect of the twelve months ended 31 December 2000 relate to pro forma information prepared as if the enlarged Orange group, which was created on 29 December 2000, had existed over that period.

[2] Orange France includes metropolitan France, Orange Caraïbe and Orange Réunion.

[3] Annual average revenue per user ("ARPU") is calculated by dividing GSM network revenues (including access fees, outgoing traffic, incoming traffic, visitor roaming and value added services) for the previous twelve months by the weighted average number of our customers during the same period. The weighted average number of the Company's customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (excluding Orange Caraïbe and Orange Réunion) does not currently receive revenues for voice calls from other French mobile network operators for calls from their networks that terminate on Orange France (excluding Orange Caraïbe and Orange Réunion) network as in some other markets, in particular, the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

[4] Quarterly ARPU is calculated on the same basis as annual ARPU over a three month period. Quarterly ARPU is stated on an annualised basis.

[5] Includes all other customers of our controlled wirefree operations. We do not include the customers of companies in which we have a minority interest, such as Wind or MobilCom.

[6] GSM network revenues include access charges and usage fees.

[7] Orange France's contract and prepay ARPUs for 2001 have been calculated on a pro forma basis for the reclassification of CMO customers from prepay to contract.

[8] Orange France's contract and prepaid operating data for the year ended 31 December 2000 has been restated for the reclassification of CMO customers from contract to prepaid product categories. This did not apply to 1999 as no CMO customers existed.

7.1.3 Timetable for future announcements

Announcement	Expected Date
Annual general meeting	28 May 2002
Second quarter revenues	July 2002
Interim results	September 2002
Third quarter revenues	October 2002

Registered office: 6 place d'Alleray, 75015 Paris, France.

Z: b/22 11296/PM/05/02